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Filed Pursuant to Rule 424(b)(4)
Registration No. 333-122751

         Prospectus

10,200,000 Shares

Reddy Ice Holdings, Inc.

Common Stock

        This is the initial public offering of Reddy Ice Holdings, Inc. No public market currently exists for our common stock.

We are offering 6,911,765 shares of common stock. The selling stockholders identified in this prospectus, including affiliates of Bear, Stearns & Co. Inc. and certain entities associated with CIBC World Markets Corp., underwriters participating in this offering, are offering an additional 3,288,235 shares. We will not receive any of the proceeds from the sale of shares being sold by the selling stockholders.

Our common stock has been approved for listing on the New York Stock Exchange under the trading symbol "FRZ".

Investing in our common stock involves risks. See "Risk Factors" beginning on page 11.

	Per Share	Total
Public Offering Price	$18.500	$188,700,000
Underwriting Discount	$1.295	$13,209,000
Proceeds, before expenses, to Reddy Ice Holdings, Inc.	$17.205	$118,916,917
Proceeds to the Selling Stockholders	$17.205	$56,574,083

        Certain of the selling stockholders have granted the underwriters a 30-day option to purchase up to 1,530,000 additional shares to cover any over-allotments.

Delivery of shares will be made on or about August 12, 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Bear, Stearns & Co. Inc.	Lehman Brothers	Credit Suisse First Boston

Goldman, Sachs & Co.	CIBC World Markets

The date of this prospectus is August 9, 2005.

Unique Multi-State Presence and Infrastructure in Attractive and Growing Ice Markets

Installed base of 3,000 Ice Factories® in 22 states
Corporate Headquarters
Manufacturing Facilty
Distribution Center
Refrigerated Warehouse
Bottled Water Plant

Traditional Manufacturing Capacity (Rated Tons Per Day)

State	Tons	State	Tons	State	Tons	State	Tons
Alabama	472	Florida	1,957	Nevada	260	Tennessee	408
Arizona	956	Georgia	1,222	New Mexico	160	Texas	2,760
Arkansas	240	Louisiana	720	North Carolina	1,225	Utah	140
California	80	Maryland	240	Oklahoma	502	Virginia	880
Colorado	320	Missouri	180	South Carolina	860	West Virginia	120
						Total	**13,702**

        You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

Dealer Prospectus Delivery Obligation

        Until September 3, 2005 (25 days after the date of this prospectus), all dealers selling shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        "Reddy Ice" and the logo set forth on the cover of this prospectus are our registered trademarks in the United States.

i

SUMMARY

        The following is a summary of information set forth throughout this prospectus and should be read together with the more detailed information and the financial statements and the related notes included elsewhere in this prospectus. See "Risk Factors" for factors that you should consider before investing in our common stock and "Forward-Looking Statements" for information relating to statements contained in this prospectus that are not historical facts. In this prospectus, unless otherwise noted, (1) the words "Company," "we," "our," "ours" and "us" refer to Reddy Ice Group, Inc., formerly known as Packaged Ice, Inc., and its subsidiaries for periods through August 14, 2003 and to Reddy Ice Holdings, Inc. and its subsidiaries for periods subsequent to August 14, 2003, (2) "Reddy Group" refers to Reddy Ice Group, Inc., formerly known as Packaged Ice, Inc., and not its subsidiaries, and (3) "Reddy Holdings" refers to Reddy Ice Holdings, Inc. and not its subsidiaries.

Our Company

        We are the largest manufacturer and distributor of packaged ice in the United States, serving approximately 82,000 customer locations in 31 states and the District of Columbia under the Reddy Ice™ brand name. We believe our sales are more than three times those of any other packaged ice supplier in the United States. Our principal product is ice packaged in seven to fifty pound bags, which we sell to a highly diversified customer base, including supermarkets, mass merchants and convenience stores. In 2004, we sold the equivalent of over 484 million seven-pound bags of ice. Our products are primarily sold throughout the southern United States (the "Sun Belt"), one of the most attractive regions in the country for packaged ice sales due to warm weather, extended peak selling seasons and favorable population growth patterns. Population growth is one of the primary drivers for growth in demand for packaged ice, and we operate in 13 of the 15 fastest growing metropolitan areas in the United States. In addition, our broad geographic reach helps insulate us from the impact of cool or rainy weather in any particular region. No other manufacturer and distributor of packaged ice in the United States has the geographic presence, infrastructure or capacity necessary to meet the multi-state demands of customers in our markets.

        Our business is characterized by consistent annual customer demand, attractive margins and modest annual capital requirements. Based on our past experience, retail consumer demand for packaged ice is relatively unaffected by adverse economic conditions due to its low cost and the lack of readily available substitutes. In 2004, we had revenues, Adjusted EBITDA, net income and net income available to common stockholders of $285.7 million, $80.2 million, $16.6 million and $6.0 million, respectively. For the six months ended June 30, 2005, we had revenues, Adjusted EBITDA and a net loss of $132.4 million, $30.3 million, and $4.8 million, respectively. For the definition of Adjusted EBITDA and a reconciliation of net income to EBITDA and EBITDA to Adjusted EBITDA, see "Summary Historical and Pro Forma Condensed Financial Data".

        We operate in two business segments: ice products and non-ice products and operations. Ice products accounted for approximately 94% of our total revenues in 2004. This segment consists of the traditional manufacture and delivery of ice from a central point of production to the point of sale as well as sales from The Ice Factory® machines, our proprietary equipment located in our customers' high volume locations that produce, package and store ice through an automated, self-contained process. In 2004, traditional ice manufacturing and Ice Factory sales accounted for approximately 91% and 9% of our ice product revenues, respectively. The majority of our sales are direct to supermarket chains, convenience stores, mass merchants and other commercial customers. In addition, a portion of our products is sold through distributors who deliver ice to our customers on our behalf and who resell ice to their own customers. Non-ice products and operations consist of refrigerated warehousing and the manufacture and sale of bottled water.

        We have built a strong and loyal customer base by providing a high level of service and quality at competitive prices utilizing our extensive network of ice manufacturing plants and distribution centers. We have a diverse customer base and long-standing relationships with our customers across all major retail channels as evidenced by our high retention rates with prominent supermarkets, mass merchants and convenience stores such as Albertson's, Circle-K, ExxonMobil, Food Lion, Kroger, 7-Eleven and Wal-Mart. Our largest customer, Wal-Mart and Sam's Club on a combined basis, accounted for approximately 10% of our revenues in 2004 and approximately 11% of our revenues for the six months ended June 30, 2005. Most of our major customers, including eighteen of our top twenty retail ice customers, have purchased ice from us and our predecessor companies for over a decade. Within our markets we are the sole supplier of packaged ice to the majority of our top twenty retail ice customers. The percentage of our total revenues derived from and volume sold to national and regional convenience and grocery store chains has grown over the last several years as each of these retail channels has consolidated. We have benefited from supplying these national and regional retailers as many of these customers have grown at rates in excess of industry averages.

        At June 30, 2005, we owned or operated 58 ice manufacturing facilities, 53 distribution centers, approximately 79,000 merchandisers (cold storage units installed at customer locations), approximately 3,000 Ice Factories, five refrigerated warehouses and one bottled water plant. As of the same date, we had an aggregate daily ice manufacturing capacity of over 16,000 tons, the equivalent of over 4.5 million seven-pound bags of ice. We acquired two businesses in 2003 and 11 businesses in 2004.

Competitive Strengths

        We believe our competitive strengths include:

  •
  Stable and Predictable Cash Flow Generation as a result of our recent acquisitions, limited working capital needs and modest capital expenditure requirements going forward.

  •
  Unique Multi-State Presence and Infrastructure that allows us to benefit from continued consolidation within our customer base and from increased reliance by national and regional customers on suppliers that serve multiple markets and helps insulate us from the variability of weather patterns in any individual region.

  •
  Leading Market Position in Attractive Ice Markets, including the Sun Belt and 13 of the 15 fastest growing metropolitan areas in the United States.

  •
  Long Standing Relationships with High Quality Customers, which we believe provide us with a significant competitive advantage over other suppliers in our markets.

  •
  Multiple Distribution Service Offerings that enable us to offer our customers the flexibility to meet their specific supply requirements in a reliable and cost-efficient manner.

  •
  Strong, Incentivized Management Team with Proven Execution Capabilities that has been responsible for successfully executing our strategy of increasing our profitability through operational improvements, including cost rationalization, facility consolidation and working capital management, while strengthening customer relationships.

Business Strategy

        Our business strategy is to strengthen our competitive position, increase revenues and drive profitability by:

  •
  Enhancing Revenue Growth from our existing customers, new products and outsourcing by large retailers.

  •
  Selectively Pursuing Acquisitions that enhance the density of our distribution routes, provide capacity rationalization opportunities, increase our market penetration in existing markets or expand our presence in contiguous markets.

  •
  Continuing Efficiency Improvements to continue to improve our operating margins.

        Notwithstanding our strengths, we expect to face significant challenges in our business, including:

  •
  We Are in a Seasonal and Weather-dependent Business resulting in significant seasonal fluctuations in demand, revenues and profitability. In addition, weather patterns have an impact on the level of demand for packaged ice and, as a result, on our revenues and profitability.

  •
  We Have Many Competitors in each of our geographic markets and could lose market share or customers to them or could be forced to reduce our prices to retain or attract business. New competitors may also enter our markets, including ice producers from outside our current sales area.

  •
  We Will Use Substantially All of Our Cash to Pay Dividends, which may limit our ability to pursue growth opportunities and operate our business generally.

  •
  We Have a High Level of Indebtedness which will require us to divert much of our cash flow to service our debt costs. This level of indebtedness and the terms of our debt may impede our ability to operate our business or pay dividends on our common stock.

The Transactions

        Concurrently with the closing of this offering, Reddy Group will enter into new senior secured credit facilities, which will be guaranteed by Reddy Holdings and its other subsidiaries, and which we refer to in this prospectus as our new credit facilities, in an aggregate principal amount of approximately $300 million, consisting of a revolving credit facility in an aggregate principal amount of approximately $60 million and a term loan facility in an aggregate principal amount of approximately $240 million. While our new credit facilities will permit us to pay dividends to holders of our common stock, they will contain significant restrictions on our ability to do so. See "Dividend Policy and Restrictions" and "Description of Indebtedness—New Credit Facilities".

        We will receive gross proceeds from this offering of approximately $127.9 million. These proceeds, together with approximately $240 million in borrowings we will receive under the term facility of our new credit facilities and approximately $30.7 million in borrowings we will draw under the revolving facility of our new credit facilities, will be used to repay in full all amounts outstanding under our existing credit facilities (approximately $191.9 million at June 30, 2005), and for the other uses identified below.

        We have commenced a tender offer for any and all of Reddy Group's outstanding $152.0 million aggregate principal amount of 8 7/8% senior subordinated notes due 2011, which we refer to in this prospectus as the Reddy Group notes. In connection with the tender offer, we have solicited consents to amend the indenture governing the Reddy Group notes, which we refer to in this prospectus as the Reddy Group indenture. The proposed amendments would eliminate from the Reddy Group indenture substantially all of the restrictive covenants and certain events of default and related provisions. The tender offer and consent solicitation for the Reddy Group notes is conditioned upon, among other conditions, the completion of this offering and our entry into our new credit facilities. The tender offer and consent solicitation will be consummated on a substantially concurrent basis with the completion of this offering and our entry into our new credit facilities. Any of the Reddy Group notes not tendered pursuant to the tender offer will remain outstanding after the consummation of this offering and the related transactions.

        Under the terms of the tender offer, the consideration for tendered Reddy Group notes equals the sum of:

  •
  35% of the price at which the Reddy Group notes may be redeemed with proceeds from an equity offering, plus

  •
  65% of the price calculated to equal the present value (determined on the basis of the yield to maturity of a comparable U.S. Treasury security as of April 13, 2005, plus 50 basis points) on the tender offer's payment date of the redemption price and accrued interest that would apply to the Reddy Group notes at August 1, 2007, the first date on which the Reddy Group notes may be called for redemption.

This consideration includes a consent payment of $20.00 per $1,000 principal amount of Reddy Group notes validly tendered on or prior to April 12, 2005. We have announced that we will make this consent payment to holders of Reddy Group notes who tender their notes at any time prior to the final expiration of the tender offer. The aggregate consideration payable for each $1,000 principal amount of notes tendered will be approximately $1,113.63, including the related consent payment. As of August 9, 2005 holders of more than 99.9% of the outstanding principal amount of the Reddy Group notes had tendered their notes in the tender offer and had consented to the proposed amendments to the Reddy Group indenture.

        We have solicited consents from holders of Reddy Holdings' 10 1/2% senior discount notes due 2012, which we refer to in this prospectus as the Reddy Holdings notes, to amend the indenture governing the Reddy Holdings notes, which we refer to in this prospectus as the Reddy Holdings indenture, to exclude from the definition of "consolidated net income" in the Reddy Holdings indenture approximately $23.1 million in cash costs and expenses we will incur in connection with this offering and the related transactions. This amendment will have the effect of (i) increasing the "buildup amount" (as described in this prospectus under "Dividend Policy and Restrictions—Restrictions on Payment of Dividends—Reddy Holdings' 10 1/2% Senior Discount Notes due 2012") under the Reddy Holdings indenture by one-half of the amount of such costs and expenses and (ii) increasing our EBITDA (as defined in the Reddy Holdings indenture) by the amount of such costs and expenses, thus increasing our ability to incur indebtedness and make restricted payments, including dividend payments, under the Reddy Holdings indenture. We will pay $12.50 in cash for each $1,000 accreted value (as defined in the Reddy Holdings indenture) of Reddy Holdings notes to the holders of such notes who consent to the proposed amendment. On July 29, 2005, we announced that, on July 28, 2005, we had received the requisite consents to the proposed amendment from registered holders of the Reddy Holdings notes. As of July 28, 2005, consents had been received with respect to approximately 99.7% of the outstanding principal amount at maturity of the Reddy Holdings notes. The total consent payment will be approximately $1.3 million.

        We will pay approximately $39.4 million in one-time fees, premiums and expenses in connection with this offering and the related transactions, approximately $11.9 million of which are related to this offering and will be recorded as a reduction to paid-in capital, approximately $4.4 million of which are related to entering into our new credit facilities and the solicitation of the amendment to the Reddy Holdings indenture and will be recorded as deferred financing costs that will be amortized over the life of the related debt, approximately $17.3 million of which represent the repurchase premium and consent payment for the Reddy Group notes to be repurchased in the tender offer and consent solicitation for the Reddy Group notes and will be recorded as an expense and the remaining $5.8 million of which represent payments in respect of the termination of the Monitoring and Management Services Agreement, the payment of transaction bonuses and other expenses related to the tender offer and consent solicitation for the Reddy Group notes and the solicitation of the amendment to the Reddy Holdings indenture and will be recorded as an expense.

        For additional information concerning this offering and the related transactions, see "Use of Proceeds," "Capitalization" and "Description of Indebtedness".

Our Existing Equity Investors

        On August 14, 2003, affiliates of Trimaran Fund Management, L.L.C., or Trimaran, and Bear Stearns Merchant Banking, or BSMB, the private equity affiliate of Bear, Stearns & Co. Inc., completed a series of transactions resulting in entities affiliated with Trimaran owning approximately 49% of Reddy Holdings' outstanding common stock and entities affiliated with BSMB owning approximately 49% of Reddy Holdings' outstanding common stock, with the remainder held by certain members of management and our board of directors. We collectively refer to the entities affiliated with Trimaran and BSMB that own our common stock as the Sponsors in this prospectus. We collectively refer to the Sponsors and members of our management and board of directors who hold our common stock prior to the completion of this offering as our existing equity investors. The Sponsors and members of our management and board of directors who hold our common stock are the selling stockholders in this offering. See "Principal and Selling Stockholders". After giving effect to this offering (and assuming no exercise of the underwriters' option to purchase additional shares), the Sponsors will have a combined equity ownership in Reddy Holdings of approximately 47.1% of Reddy Holdings' fully diluted common equity and members of our senior management team will have a combined equity ownership in Reddy Holdings of approximately 4.7% of Reddy Holdings' fully diluted common equity.

The Offering

Shares of common stock offered by us	6,911,765 shares.
Shares of common stock offered by the selling stockholders	3,288,235 shares.
Shares of common stock to be outstanding following this offering	21,680,742 shares.
Percentage of outstanding common stock following this offering represented by shares offered	47.0%.
Use of Proceeds	We intend to use the net proceeds of this offering received by us, together with borrowings under our new credit facilities, to:
• repay in full our existing credit facilities;
• consummate a tender offer for any and all of the Reddy Group notes; and
• pay related fees and expenses.
Any additional proceeds will be used for general corporate purposes.
We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders in this offering.
Dividend Policy
Our board of directors will adopt a dividend policy, effective upon the closing of this offering, which reflects an intention to distribute as regular quarterly dividends to our stockholders a substantial portion of the cash generated by our business in excess of our expected cash needs and other possible uses. These expected cash needs include operating expenses and working capital requirements, cash interest and principal payments on our indebtedness, capital expenditures, incremental costs associated with being a public company and taxes. See "Dividend Policy and Restrictions".
Listing	Our common stock has been approved for listing on the New York Stock Exchange under the trading symbol "FRZ".

General Information About This Prospectus

        Throughout this prospectus, unless the context otherwise requires or we specifically state otherwise, we have assumed the following:

•	no exercise by the underwriters of their option to purchase up to 1,530,000 additional shares to cover over-allotments as described in the "Underwriting" section;
•
the issuance of 808,818 shares of common stock pursuant to the cashless exercise by certain members of management, including certain selling stockholders, of options to purchase 1,329,648 shares of common stock at an average exercise price of approximately $7.25 per share (based on the initial public offering price of $18.50 per share);

•	issuance of 25,817 shares of common stock to be granted to certain employees upon consummation of this offering and the related transactions;
•
56,117 shares reserved and available for future grant or issuance under our 2003 Stock Option Plan (after giving effect to the option exercises contemplated above) will be excluded (none of which are expected to be issued at any time following the consummation of this offering);
•	750,000 shares reserved and available for future grant or issuance under our new Long-Term Incentive and Share Award Plan will be excluded; and
•	the 138 for one stock split of our outstanding shares of common stock effected on August 2, 2005.

        In this prospectus, we refer to the 138 for one split of our common stock, this offering, the repayment in full of our existing credit facilities, the entry into our new credit facilities, the repurchase of the Reddy Group notes, the solicitation of consents to the amendment of the Reddy Holdings indenture, payment of transaction bonuses, payment of fees and expenses related to the foregoing and the termination of our monitoring and management services agreement with the Sponsors, collectively, as this offering and the related transactions.

        Some figures in this prospectus may not total due to rounding adjustments.

Corporate Information

        Reddy Ice Holdings, Inc. was incorporated on May 8, 2003. Our principal executive offices are located at 8750 North Central Expressway, Suite 1800, Dallas, Texas 75231 and our telephone number is (214) 526-6740. Our website address is www.reddyice.com. Information contained in or connected to our website is not deemed to be incorporated by reference into, and does not otherwise constitute a part of, this prospectus.

Summary Historical and Pro Forma Condensed Financial Data

        The following table sets forth, for the periods and dates indicated, our summary historical and pro forma condensed financial data. Reddy Holdings and its wholly owned subsidiary Cube Acquisition Corp. were formed on May 8, 2003 for the purpose of acquiring Packaged Ice, Inc. and effecting certain capital-raising transactions in connection with such acquisition. On August 15, 2003 Cube merged with and into Packaged Ice, which we refer to in this prospectus as the merger, with Packaged Ice being the surviving corporation. In connection with the merger, Packaged Ice was renamed Reddy Ice Group, Inc. Reddy Holdings and Cube conducted no operations during the period from May 8, 2003 through August 14, 2003. In this summary, "Successor" refers to Reddy Holdings and its subsidiaries while "Predecessor" refers to pre-merger Reddy Group and its subsidiaries, which was then known as "Packaged Ice, Inc".

        Our summary historical financial data for the period from January 1, 2003 through August 14, 2003 and for the year ended December 31, 2002 have been derived from the audited financial statements of the Predecessor included elsewhere in this prospectus. Our summary financial data for the period from May 8, 2003 through December 31, 2003 and for the year ended December 31, 2004 have been derived from the audited financial statements of the Successor included elsewhere in this prospectus. The summary historical financial data of the Successor as of June 30, 2005 and for the six-month periods ended June 30, 2005 and June 30, 2004 have been derived from the unaudited condensed financial statements of the Successor included elsewhere in this prospectus. The unaudited condensed financial statements as of June 30, 2005 and for the six months ended June 30, 2005 and 2004 include all adjustments that are, in the opinion of management, necessary for a fair presentation of our financial position and results of operations for the period presented. Operating results for the six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the entire year.

        The table contains summary unaudited pro forma financial information derived from the financial information set forth under "Unaudited Pro Forma Condensed Financial Information" included elsewhere in this prospectus. This unaudited pro forma condensed statement of operations information for the year ended December 31, 2004 gives effect to the following events as if they had occurred on January 1, 2004:

  •
  the October 27, 2004 offering by Reddy Holdings of the Reddy Holdings notes and the receipt of the proceeds therefrom, the redemptions of Reddy Holdings' outstanding series A preferred stock, which occurred on October 27 and November 6, 2004, the payment of a dividend to holders of Reddy Holdings' common stock, which occurred on October 27, 2004, and the payment of a special transaction payment to certain members of management and certain directors, which occurred on October 27, 2004; and

  •
  this offering and the related transactions.

The unaudited pro forma condensed statement of operations information does not give effect to one-time effects of events that are directly attributable to this offering and the related transactions. See "Unaudited Pro Forma Condensed Financial Information".

        The unaudited pro forma balance sheet data as of June 30, 2005 gives effect to this offering and the related transactions as if they had occurred on June 30, 2005.

        The summary pro forma data do not purport to represent what our results of operations or financial position actually would have been if the transactions reflected in such pro forma data had occurred on the dates assumed in the pro forma financial information, nor do such data purport to project the results of operations for any future period or our financial condition as of any future date. The adjustments made in the pro forma financial information are based upon available information and certain assumptions that we believe are reasonable. You should read the summary unaudited pro forma financial data in conjunction with the information included under the headings titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Condensed Financial Information" and the historical financial statements and accompanying notes included elsewhere in this prospectus.

	Historical						Pro Forma
	Year Ended December 31, 2002(1)	January 1, 2003 to August 14, 2003(1)	May 8, 2003 (Date of Inception) to December 31, 2003(1)	Year Ended December 31, 2004	Six Months Ended June 30, 2004(1)	Six Months Ended June 30, 2005	Year Ended December 31, 2004
	(Predecessor)	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)
	(in thousands, except ratios and per share amounts)
Operating Data:
Revenues:
Ice products	$216,654	$139,618	$79,954	$268,319	$117,522	$125,576	$268,319
Non-ice products and operations	19,006	11,651	6,965	17,408	8,387	6,791	17,408

Total	$235,660	$151,269	$86,919	$285,727	$125,909	$132,367	$285,727
Gross profit	72,241	48,746	28,304	94,811	38,426	38,114	94,811
Impairment of assets	(7,363)	—	—	—	—	(5,725)	—
Income (loss) from operations	20,657	26,512	13,141	52,150	19,177	11,201	52,765
Interest expense	(34,870)	(21,063)	(10,370)	(25,105)	(13,246)	(19,137)	(20,699)
Income (loss) before taxes and cumulative effect of change in accounting principle	(11,558)	5,565	2,771	27,045	5,931	(7,936)	32,066
Income tax benefit (expense)	—	—	(1,053)	(10,494)	(2,254)	3,151	(12,442)
Cumulative effect of change in accounting principle(2)	(73,230)	—	—	—	—	—	—
Net income (loss)	(84,788)	5,565	1,718	16,551	3,677	(4,785)	19,624
Preferred dividends	3,810	2,566	4,431	10,583	6,302	—	—
Net income (loss) available to common stockholders	(88,598)	2,999	(2,713)	5,968	(2,625)	(4,785)	19,624
Net Income (Loss) Per Share Data(3):
Basic net income (loss) per share:
Net income (loss) available to common stockholders before cumulative effect of change in accounting principle	$(0.76)	$0.15	$(0.35)	$0.44	$(0.19)	$(0.35)	$0.91
Cumulative effect of change in accounting principle	(3.64)	—	—	—	—	—	—

Net income (loss) available to common stockholders	$(4.40)	$0.15	$(0.35)	$0.44	$(0.19)	$(0.35)	$0.91

Weighted average common shares outstanding	20,157	20,159	7,858	13,675	13,669	13,832	21,681

Diluted net income (loss) per share:
Net income (loss) available to common stockholders before cumulative effect of change in accounting principle	$(0.76)	$0.14	$(0.35)	$0.44	$(0.19)	$(0.35)	$0.91
Cumulative effect of change in accounting principle	(3.64)	—	—	—	—	—	—

Net income (loss) available to common stockholders	$(4.40)	$0.14	$(0.35)	$0.44	$(0.19)	$(0.35)	$0.91

Weighted average common shares outstanding	20,157	20,808	7,858	13,703	13,669	13,832	21,681

Other Financial Data:
Capital expenditures(4)	$14,403	$7,848	$13,721	$15,988	$7,956	$11,636	$15,988
Proceeds from disposition of assets	3,378	1,236	311	2,657	2,183	441	2,657
Depreciation and amortization expense	24,704	14,528	7,616	23,185	11,278	12,342	23,185
Net cash provided by (used in) operating activities	32,690	(4,846)	30,092	47,786	964	220	47,786
Net cash used in investing activities	(11,595)	(6,612)	(206,128)	(30,205)	(11,043)	(11,195)	(30,205)
Net cash provided by (used in) financing activities	(24,808)	11,664	188,837	(25,904)	3,833	10,024	(25,904)
EBITDA(5)	(25,214)	41,156	20,757	75,335	30,455	23,543	75,950
Adjusted EBITDA(5)	57,230	50,734	24,240	80,221	31,578	30,344	80,221
	As of June 30, 2005
	Historical	Pro Forma
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$3,527	$13,169
Working capital(6)	4,354	10,771
Total assets	603,155	607,157
Total debt	450,794	378,486
Stockholders' equity	81,116	176,799

(1)
The presentation of certain items in the consolidated statements of operations has been adjusted as a result of the restatement of our historical financial statements as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in Note 18 to the audited consolidated financial statements and Note 13 to the unaudited condensed consolidated financial statements, in each case, included elsewhere in this prospectus.

(2)
Effective January 1, 2002, we adopted Statement of Financial Accounting Standards, or SFAS, No. 142, Accounting for Goodwill and Other Intangible Assets, which provides that goodwill and other intangible assets with indefinite lives shall not be amortized and shall be tested for impairment of value on an annual basis. In connection with the adoption of SFAS No. 142, we recorded an impairment of goodwill of $73.2 million, based on an independent appraisal, as a cumulative effect of change in accounting principle as of January 1, 2002.

(3)
Net income (loss) per share is calculated by dividing net income (loss) by the weighted average common shares outstanding. Weighted average common shares outstanding for the historical periods beginning with the period from May 8, 2003 to December 31, 2003 reflects the 138 for one stock split of our outstanding shares of common stock that was effected prior to the completion of this offering. In addition to the shares resulting from the 138 for one stock split, pro forma weighted average common shares outstanding and pro forma basic and diluted net income (loss) per share amounts assume that the 808,818 shares of common stock to be issued pursuant to cashless exercises by management and certain directors of options to purchase common stock, the 25,817 shares of common stock to be granted to certain employees upon consummation of this offering and the related transactions and the 6,911,765 shares of common stock offered by us in this offering were outstanding for the year ended December 31, 2004.

(4)
Capital expenditures for the period from May 8, 2003 to December 31, 2003 include $10.5 million related to purchases of leased equipment.

(5)
EBITDA represents net income (loss) before income taxes, interest expense and depreciation and amortization. Adjusted EBITDA represents EBITDA as further adjusted to give effect to unusual items, non-cash items and other adjustments set forth below, all of which adjustments will be required in calculating covenant ratios and compliance under our new credit facilities. See "Description of Indebtedness—New Credit Facilities" for more detail regarding the adjustments required in calculating Adjusted EBITDA. EBITDA and Adjusted EBITDA are not presentations made in accordance with generally accepted accounting principles, or GAAP, are not measures of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with GAAP or (2) operating cash flows determined in accordance with GAAP. We believe that the inclusion of EBITDA and Adjusted EBITDA in this prospectus is appropriate to provide additional information to investors about certain material non-cash items and certain material unusual items as well as the calculation of certain financial covenants that will be contained in our new credit facilities. Adjusted EBITDA will be a material component of these covenants. For instance, our new credit facilities will contain financial covenant ratios, specifically total leverage and interest coverage ratios, that are calculated by reference to Adjusted EBITDA. Non-compliance with the financial ratio maintenance covenants which will be contained in our new credit facilities could result in the requirement to immediately repay all amounts outstanding under such facilities. In addition, under the restricted payments covenant that will be contained in our new credit facilities, our ability to pay dividends is restricted by a formula based on the amount of our Adjusted EBITDA. For a description of required financial covenant levels and actual ratio calculations based on Adjusted EBITDA, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources". We are also restricted from paying dividends under the Reddy Holdings indenture. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources". We also believe that investors will use Adjusted EBITDA to evaluate our liquidity and our ability to pay dividends as described under "Dividend Policy and Restrictions," which is particularly important given our leverage. Management also uses Adjusted EBITDA as a basis for measuring performance of our business for purposes of management compensation. Because not all companies use identical calculations, these presentations of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies. The following table sets forth, for the historical financial data, a reconciliation of net cash provided by operating activities and net income (loss) to EBITDA and Adjusted EBITDA and, for the pro forma financial data, a reconciliation of net income (loss) to EBITDA and Adjusted EBITDA for the periods indicated.

	Historical						Pro Forma
	Year Ended December 31, 2002	January 1, 2003 to August 14, 2003	May 8, 2003 (Date of Inception) to December 31, 2003	Year Ended December 31, 2004	Six Months Ended June 30, 2004	Six Months Ended June 30, 2005	Year Ended December 31, 2004
	(Predecessor)	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)
	(in thousands)
Reconciliation of Net Cash Provided by Operating Activities to Net Income (Loss):
Net cash provided by (used in) operating activities	$32,690	$(4,846)	$30,092	$47,786	$964	$220
Depreciation and amortization expense	(24,704)	(14,528)	(7,616)	(23,185)	(11,278)	(12,342)
Amortization of debt issuance costs and debt discount	(39)	(23)	(882)	(4,410)	(1,198)	(6,838)
Deferred taxes	—	—	(1,053)	(10,176)	(2,254)	3,751
Tax benefit of stock option exercises	—	—	—	—	—	(600)
Gain (loss) on disposition of assets	(4,345)	11	—	(398)	—	(187)
Stock-based compensation expense	—	—	(63)	(302)	(84)	(569)
Realized gain on derivative	—	—	—	3,362	—	—
Gain on extinguishment of debt	2,494	—	—	—	—	—
Impairment of assets	(7,363)	—	—	—	—	(5,725)
Cumulative effect of change in accounting principle	(73,230)	—	—	—	—	—
Changes in assets and liabilities, net of effects of acquisitions	(10,291)	24,951	(18,760)	3,874	17,527	17,505

Net income (loss)	$(84,788)	$5,565	$1,718	$16,551	$3,677	$(4,785)
Reconciliation of Net Income (Loss) to EBITDA:
Net income (loss)	$(84,788)	$5,565	$1,718	$16,551	$3,677	$(4,785)	$19,624
Income tax expense (benefit)	—	—	1,053	10,494	2,254	(3,151)	12,442
Interest expense	34,870	21,063	10,370	25,105	13,246	19,137	20,699
Depreciation and amortization expense	24,704	14,528	7,616	23,185	11,278	12,342	23,185

EBITDA	$(25,214)	$41,156	$20,757	$75,335	$30,455	$23,543	$75,950

Reconciliation of EBITDA to Adjusted EBITDA:
EBITDA	$(25,214)	$41,156	$20,757	$75,335	$30,455	$23,543	$75,950
Other non-cash charges(a)	82,444	(11)	63	700	83	6,481	700
Acquisition adjustments(b)	—	6,827	3,119	1,987	504	—	1,987
Elimination of lease expenses(c)	—	2,762	94	—	—	—	—
Terminated financing costs(d)	—	—	—	233	233	—	233
Elimination of monitoring fee(e)	—	—	207	615	303	320	—
Transaction expenses(f)	—	—	—	1,351	—	—	1,351

Adjusted EBITDA	$57,230	$50,734	$24,240	$80,221	$31,578	$30,344	$80,221

  (a)
  Includes impairment of assets, amortization of unearned compensation, gain on extinguishment of debt and gain or loss on the disposition of assets, non-cash stock-based compensation expense, as well as the cumulative effect of change in accounting principle attributable to the adoption by the Predecessor on January 1, 2002 of SFAS, No. 142. For fiscal year 2002, we had a charge of $7.4 million due to impairment of assets, a gain of $2.5 million due to the extinguishment of debt, a charge of $4.3 million on the disposition of assets and a charge of $73.2 million (net of $0 tax) related to the impairment of goodwill as a consequence of the adoption by the Predecessor of SFAS, No. 142.

  (b)
  We acquired two businesses in 2003, including Triangle, and 11 businesses in 2004. For the purposes of calculating Adjusted EBITDA, we have included the incremental Adjusted EBITDA of these businesses as if we had consummated each acquisition at the beginning of the period in which such acquisition occurred. The incremental Adjusted EBITDA attributable to these acquired businesses is based upon the unaudited historical results prior to their respective acquisition dates and is adjusted to give effect to the continuing impact of elimination of expenses of the acquired business. We cannot assure you that the historical results of these businesses would not have been different from the results reflected in this adjustment if such results had been subject to audits by independent auditors, and any such differences may be material. In addition, this adjustment is not necessarily representative of the contribution of the acquired businesses to our results for future periods.

  (c)
  Represents the elimination of historical operating lease expense resulting from the purchase of manufacturing and packaging equipment for $9.4 million in August of 2003 and $1.1 million in November of 2003.

  (d)
  Represents costs incurred in connection with a proposed financing transaction that terminated prior to consummation.

  (e)
  Represents the elimination following this offering of monitoring fees payable to the Sponsors pursuant to the monitoring and management services agreement that is described in "Certain Relationships and Related Transactions".

  (f)
  Reflects the payment of transaction bonuses in connection with the October 27, 2004 offering of the Reddy Holdings notes and other expenses related to that transaction.

(6)
Working capital is defined as current assets less current liabilities.

RISK FACTORS

        You should carefully consider the risks described below as well as the other information contained in this prospectus before investing in our common stock. If any of the following risks and uncertainties actually occur, our business, financial condition and results of operations could be materially adversely affected. In such case, you may lose all or part of your original investment.

Risks Relating to Our Dividend Policy

The payment of dividends is at the sole discretion of our board of directors and the reduction or elimination of dividends would negatively affect the market price of our common stock.

        We are not obligated to pay dividends on our common stock. The payment of dividends is at the sole discretion of our board of directors and our board of directors may decide to eliminate or reduce any dividends paid on our common stock. Any reduction or elimination of dividends could cause the market price of our common stock to decline and could further cause your shares of common stock to become less liquid, which may result in losses by you.

Even if our board of directors desires to declare and pay dividends, we might not have cash in the future to pay dividends in the intended amounts or at all.

        Our ability to pay dividends, and our board of directors' determination to keep our dividend policy, will depend on numerous factors, including the following:

    •
    the state of our business, competition and changes in our industry;

    •
    changes in the factors, assumptions and other considerations made by our board of directors in reviewing and adopting our dividend policy, as described under "Dividend Policy and Restrictions";

    •
    our future results of operations, financial condition, liquidity needs and capital resources;

    •
    our various expected cash needs, including cash interest and principal payments on our indebtedness, capital expenditures, incremental costs associated with being a public company and taxes; and

    •
    potential sources of liquidity, including borrowing under our new revolving credit facility or possible asset sales.

        We cannot assure you that our actual cash available to pay dividends will in fact equal or exceed the amount necessary to pay dividends as described in this prospectus. Over time, our capital and other cash needs will invariably be subject to uncertainties, which could affect whether we pay dividends and the level of any dividends we may pay in the future. In addition, to the extent that we would seek to raise additional cash from additional debt incurrence or equity security issuances, we cannot assure you that such financing will be available on reasonable terms or at all. Each of the factors listed above could negatively affect our ability to pay dividends in accordance with our dividend policy or at all.

If our estimates relating to dividends payable in the first year change, you may not receive the amount of dividends you expected.

        If our estimates of cash available to pay dividends for the first year following the closing of this offering were to fall below our expectations, our assumptions as to estimated cash needs were to be too low or if other applicable assumptions were to prove incorrect, we may need to:

    •
    either reduce or eliminate dividends, which may result in a decline in the market price or liquidity, or both, of our common stock;

    •
    fund dividends by incurring additional debt (to the extent we were permitted to do so under the agreements governing our then existing debt), which would increase our leverage and limit our funding alternatives for other uses;

    •
    amend the terms of our new credit facilities or the Reddy Holdings indenture to permit us to pay dividends or make other payments if we are otherwise not permitted to do so, which is likely to require us to incur significant costs;

    •
    fund dividends from future issuances of equity securities, which could be dilutive to our stockholders and negatively affect the market price of our common stock;

    •
    fund dividends from other sources, such as by asset sales or by working capital, which would leave us with less cash available for other purposes; and

    •
    reduce other expected uses of cash, such as capital expenditures, which could limit our ability to grow.

Our ability to pay dividends will be restricted by agreements governing our debt, including our new credit facilities and the Reddy Holdings indenture, and by Delaware law.

        Our new credit facilities will restrict, and the Reddy Holdings indenture does restrict, our ability to pay dividends. We refer you to "Description of Indebtedness—New Credit Facilities" and "—Reddy Holdings' 10 1/2% Senior Discount Notes due 2012" and "Dividend Policy and Restrictions", where we describe the terms of our indebtedness, including provisions limiting our ability to declare and pay dividends.

        Additionally, under the Delaware General Corporation Law, or DGCL, our board of directors may not authorize payment of a dividend unless it is either paid out of our surplus, as calculated in accordance with the DGCL, or if we do not have a surplus, it is paid out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

        If, as a result of these restrictions, we are required to reduce or eliminate the payment of dividends, a decline in the market price or liquidity, or both, of our common stock could result. This may in turn result in losses by you.

Our dividend policy may limit our ability to pursue growth opportunities, which may harm our competitive position and cause the market price of our common stock to decline.

        If we continue paying dividends at the level currently anticipated under our dividend policy, we may not retain a sufficient amount of cash to consummate acquisitions, and may need to seek financing to fund a material expansion of our business, including any significant acquisitions or to pursue growth opportunities requiring capital expenditures significantly beyond our current expectations. The risks relating to funding any dividends, or other cash needs as a result of paying dividends, are summarized in the preceding risk factors. If we are unable to take timely advantage of growth opportunities, our future financial condition and competitive position may be harmed, which in turn may adversely affect the market price of our common stock.

Risks Relating to Our Business

We have a substantial amount of indebtedness, which may reduce our cash flow and impede our ability to pay dividends on our common stock, remain in compliance with debt covenants, make payments on our indebtedness and operate our business.

        As of June 30, 2005, on a pro forma basis after giving effect to this offering and the related transactions, we would have had outstanding indebtedness of approximately $378.5 million, which would have represented approximately 68% of our total consolidated capitalization. As of June 30, 2005, on a pro forma basis after giving effect to this offering and the related transactions, we also would have had availability of $23.6 million (which would have been net of borrowings of $30.7 million under our new revolving credit facility and standby letters of credit of approximately $5.7 million) under our new revolving credit facility.

        Our substantial indebtedness could have important consequences. For example, it could:

  •
  make it more difficult for us to comply with the terms of our outstanding debt;

  •
  require us to dedicate a substantial portion of our cash flow to pay principal and interest on our debt, thus making it more difficult for us to pay dividends on our common stock;

  •
  make us more vulnerable to, and reduce our flexibility in planning for, changes in general economic, industry and competitive conditions;

  •
  limit our ability to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, execution of our strategy, or other purposes; and

  •
  place us at a disadvantage compared to our competitors with less debt.

        Any of the above listed factors could make us more vulnerable to defaults and place us at a competitive disadvantage, therefore making an investment in our common stock less attractive when compared to other investments. Further, if we do not have sufficient earnings to service our debt, we would need to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to do on commercially reasonable terms or at all.

We could incur more indebtedness, which may increase the risks associated with our substantial leverage, including our ability to service our indebtedness and pay dividends on our common stock.

        The Reddy Holdings indenture permits us, and our new credit facilities will permit us, under certain circumstances, to incur a significant amount of additional indebtedness. For example, our new credit facilities will allow us to incur up to an additional $80.0 million of incremental term loans under our new credit facilities, subject to certain conditions. See "Description of Indebtedness—New Credit Facilities". In addition, we may incur additional indebtedness through our revolving credit facility. If we incur additional debt, the risks associated with our substantial leverage, including our ability to service our debt and pay dividends on our common stock, would increase. This, in turn, could negatively affect the market price of our common stock.

The terms of our new credit facilities and the Reddy Holdings indenture may restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions.

        Our new credit facilities will contain, the Reddy Holdings indenture does contain, and any future indebtedness of ours would likely contain, a number of financial and other restrictive covenants that impose significant operating and financial restrictions on us, including restrictions that may limit our ability to engage in acts that may be in our best long-term interests. For a more complete description of these covenants and restrictions, see "Description of Indebtedness".

        The operating and financial restrictions and covenants in our existing and future debt agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. A breach of any of the restrictive covenants in our new credit facilities could result in a default under such facilities. If any such default occurs, the lenders may elect to declare all obligations under our new credit facilities to be immediately due and payable, enforce their security interest or require us to apply all of our available cash to repay these borrowings, any of which would result in an event of default under the Reddy Holdings notes. If the debt under our new credit facilities or the Reddy Holdings notes were to be accelerated, our business operations would be interrupted, which would adversely affect the market price of our common stock. See "Description of Indebtedness".

Any of the Reddy Group notes not tendered pursuant to the tender offer will remain outstanding following this offering and the related transactions, which would increase our interest obligations.

        Substantially concurrently with this offering, we will consummate a tender offer for any and all of the outstanding Reddy Group notes and solicit consents to amend the Reddy Group indenture to eliminate its restrictive covenants. However, there is no assurance that all of the Reddy Group notes will be repurchased in the tender offer. Any of the Reddy Group notes not tendered pursuant to the tender offer will remain outstanding following this offering and the related transactions. As a result, we will continue to be obligated to pay interest and principal on those notes, which we expect will bear a higher interest rate than the rate applicable to our new credit facilities. See "Description of Indebtedness".

The seasonal nature of the ice business results in losses and lower profit margins in the first and fourth quarters of the year.

        We experience significant seasonal fluctuations in our net sales and profitability. We make a disproportionate amount of our sales in the second and third calendar quarters when the weather is generally warmer, which results in an increased demand for ice. We also earn our net income during these same periods. As a result of seasonal revenue declines and the lack of a corresponding decrease in expenses, we experience net losses and materially lower profit margins during the first and fourth calendar quarters. Variations in demand could have a material adverse effect on the timing of our cash flows and therefore limit our ability to timely service our obligations with respect to our indebtedness and to pay dividends. In addition, because our operating results depend significantly on sales during the second and third calendar quarters, our results of operations may fluctuate significantly if the weather during these periods is cool or rainy.

Weather conditions and weather events can decrease our sales or increase our expenses.

        Cool or rainy weather can decrease sales, while extremely hot weather may increase our expenses, each resulting in a negative impact on our operating results and cash flow. Ice consumers demand ice for a variety of reasons, but many of them buy ice in connection with outdoor related activities, both commercial and recreational. As a result, demand for ice increases during periods of warm, sunny weather, and conversely, demand decreases during periods of cool, rainy weather. During extended periods of cool or rainy weather on a national basis, our revenues and resulting net income may substantially decline. Also, hot weather does not necessarily result in greater net income. During extended periods of hot weather, our profits and cash flow may decline because of an increase in expenses in response to excess demand. We may have to transport ice from one plant to another and, in some cases, purchase ice from third party sources and transport it to a specific market to meet this excess demand, resulting in higher expenses and inconsistent service and product quality. Finally, although extreme weather events such as hurricanes can cause an increase in volume sales, those sales are not necessarily profitable due to added costs and disruptions to our normal service and distribution routes.

Our failure to successfully compete in our markets, retain existing customers and obtain new customers could limit our prospects and cause us to lose market share.

        Our businesses are highly competitive. We have many competitors in each of our geographic markets offering similar products and services. Competition in our businesses is based primarily on service, quality and price. We could lose market share if we fail to successfully compete against our competitors in any of these areas, if our existing competitors expand their capacity, if new entrants successfully penetrate our markets, if we fail to adequately serve our existing base of customers, or if our larger grocery or convenience store customers decide to manufacture their own ice rather than purchase our products.

Increases in the prices of electricity, certain raw materials, insurance and other required expenses could, if we cannot pass those price increases along to our customers, have an adverse effect on our results of operations.

        We use substantial amounts of electricity in connection with our manufacturing process, fuel to operate the refrigerated trucks for ice delivery and polyethylene, which is the primary raw material used to manufacture the bags we use to package our ice. We also carry general liability, workers compensation, health and vehicle insurance. We have already experienced increases in fuel costs, bag costs and insurance costs and may experience further increases in the future. If the prices for these items or other expenses increase beyond the amounts that we are able to pass along to our customers, our profits and our operating cash flow would decrease.

Our acquisitions may not be successfully integrated and could cause unexpected financial or operational difficulties.

        In 2004, we completed 11 acquisitions. We anticipate that we may, from time to time, selectively acquire additional businesses, assets or securities of companies that we believe would provide a strategic fit with our business. Acquisitions are also accompanied by risks, such as potential exposure to unknown liabilities of acquired companies and the possible loss of key employees and customers of the acquired business. Further, acquisitions are subject to risks associated with the difficulty and expense of integrating the operations and personnel of the acquired companies, the potential disruption to our business and the diversion of management time and attention, any of which could increase the costs of operating our business, negate the expected benefits of the acquisitions or result in the loss of customers.

We could incur substantial costs as a result of violations of or liabilities under environmental laws.

        Our ice manufacturing and cold storage operations are subject to a wide range of environmental laws and regulations governing, among other things, air emissions, wastewater discharges, the use, management and disposal of hazardous and non-hazardous materials and wastes and the cleanup of contamination. Noncompliance with such laws and regulations, or incidents resulting in environmental releases, could cause us to incur substantial costs, including cleanup costs, fines and penalties, third party claims for personal injury, investments to retrofit or upgrade our facilities and programs, or curtailment of our operations. For example, our ice manufacturing and cold storage operations use refrigerants such as ammonia and freon. Some of our facilities may not be in compliance with certain freon refrigerant requirements, such as leak detection and repair, recordkeeping or reporting. In addition, the market price of freon is rising as a result of phase-outs under federal laws, which could significantly increase our operating costs in the future if we are not able to obtain approved substitutes. From time to time, our use of ammonia has resulted in releases that have temporarily disrupted our manufacturing operations and resulted in lawsuits or administrative penalties. For example, we are currently in the process of settling litigation resulting from an ammonia release in June 2001 at our Baton Rouge, Louisiana facility. See "Business—Legal Proceedings".

        Material violations of, or liabilities under, environmental laws may require us to incur substantial costs which could reduce our profits, or to divert resources from ongoing environmental programs and improvements, which could delay our efforts to integrate acquisitions and upgrade our operations, or expose us to risk of further environmental liability.

Our business could be disrupted or we could incur substantial costs because of government laws and regulations.

        We are subject to various federal, state and local laws relating to many aspects of our business, including labeling, sanitation, health and safety and manufacturing processes. We cannot predict the types of government regulations that may be enacted in the future by the various levels of government or how existing or future laws or regulations will be interpreted or enforced. The enactment of more stringent laws or regulations or a stricter interpretation of existing laws and regulations may cause a disruption in our operations or require additional expenditures by us, some of which could be material. We may incur material costs and liabilities in order to comply with any such laws and regulations and such costs and liabilities may result in substantial expenses to us and could divert management's time and attention.

If we are unable to retain senior executives and attract and retain other qualified employees, our business might be adversely affected.

        Our success depends in part on our ability to attract, hire, train and retain qualified managerial, sales and marketing personnel. Competition for these types of personnel is high. We may be unsuccessful in attracting and retaining the personnel we require to conduct our operations successfully. Our success also depends to a significant extent on the continued service and performance of our senior management team and in particular on the continued service of William P. Brick, our Chairman and Chief Executive Officer, and Jimmy C. Weaver, our President and Chief Operating Officer. In addition, we do not carry "key man" life insurance. Our inability to successfully attract and retain personnel or the loss of any member of our senior management team could impair our ability to execute our business plan. Our employment agreements with our named executive officers are summarized under "Management—Executive Compensation and Incentive Programs—Employment Agreements".

Accidents involving our products and equipment could expose us to increased costs as a result of product liability claims.

        We are subject to a risk of product liability claims and adverse publicity if a consumer is or claims to be harmed while using our products or equipment. Any such claim may result in negative publicity, loss of revenues or higher costs associated with litigation.

        We currently carry product liability insurance. However, this insurance may be insufficient to pay for all or a large part of these losses. If our insurance does not adequately cover these losses, our results of operations and cash flow would decrease and such a decrease could be material.

We may lose customers' business to competitors as a result of our limited intellectual property protection, including on The Ice Factory®.

        As the sole major ice supplier using an on-site production and delivery system at our customers' retail locations, we have enjoyed a competitive advantage over our competitors. Our proprietary Ice Factory system is preferred by certain of our high volume customers to traditional ice delivery and gives us more flexibility during peak seasons. Competitors sometimes test machines similar to The Ice Factory. If any of our competitors are successful with the rollout of a competing system, we could lose business to these companies, which would result in decreased cash flows and results of operations.

        It is also our practice to protect certain of our proprietary materials and processes by relying on trade secrets laws and non-disclosure and confidentiality agreements. Confidentiality or trade secrets may not be maintained and others may independently develop or obtain access to such materials or processes, which could adversely affect our competitive position and ability to differentiate our products and services from our competitors' offerings.

Limitations on our ability to utilize our tax assets before they expire may negatively affect financial results and the ability to pay dividends to you.

        As of December 31, 2004, we had net operating loss carry-forwards for U.S. federal income tax purposes of approximately $109 million, of which approximately $86 million was attributable to the Predecessor. There are annual limitations on the utilization of the net operating loss carry-forwards generated by the Predecessor due to changes in ownership on and prior to August 15, 2003. We cannot assure you that we will be able to utilize our tax assets. Further, if our existing equity investors cease to own a majority of our common stock (which is expected to occur either as a result of this offering or as a result of additional changes in ownership in the future), then new limitations will apply to the approximately $23 million of net operating loss carry-forwards that are currently unrestricted and additional limitations may apply to the net operating loss carry-forwards generated by the Predecessor. If we are not able to utilize our tax assets in the manner or in the timeframe we anticipate, our future after-tax cash flow available for payment of dividends on our common stock will be reduced.

Any significant reduction in goodwill and other intangible assets would have an adverse effect on the value of our business.

        Our acquisitions have resulted in significant amounts of goodwill and other intangible assets. Goodwill, which relates to the excess of cost over the fair value of the net assets of the businesses acquired, and intangible assets totaled approximately $304.2 million at June 30, 2005, representing approximately 50% of our total assets. In the future, goodwill and intangible assets may increase as a result of future acquisitions. Goodwill and intangible assets are reviewed at least annually for impairment. Impairment may result from, among other things, deterioration in the performance of acquired businesses, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of the acquired business, and a variety of other circumstances. During the six months ended June 30, 2005 we recorded a non-cash impairment charge of $5.7 million to the goodwill in the cold storage portion of our non-ice products and operations business segment as a result of a significant reduction in cold storage sales volumes related to a particular customer. The amount of this and any future impairment must be charged to earnings. Any future determination requiring the write-off of a significant portion of the goodwill and intangible assets recorded on our balance sheet would have an adverse effect on the value of our business.

We will be subject to additional regulations as a result of being a public company, which will result in a greater burden on our management resources and increased costs.

        As a public company with listed equity securities, we will need to comply with new laws, regulations and requirements, certain additional provisions of the Sarbanes-Oxley Act of 2002, related Securities and Exchange Commission ("SEC") regulations and requirements of the New York Stock Exchange that we did not need to comply with as a private company. Preparing to comply and complying with new statutes, regulations and requirements will occupy a significant amount of the time of our board of directors, management and our officers, will increase our costs and expenses and may divert management's attention from other business concerns. We will need to:

  •
  create or expand the roles and duties of our board of directors, our board committees and management;

  •
  institute a more comprehensive compliance function;

  •
  establish new internal policies, such as those relating to disclosure controls and procedures and insider trading.

  •
  involve and retain to a greater degree outside counsel and accountants in the above activities; and

  •
  enhance our investor relations function.

Our status as a public company may increase our insurance costs and make it more difficult for us to attract and retain qualified officers and directors.

        We expect that being a public company will make it more expensive for us to obtain director and officer liability insurance due to potentially greater personal liability faced by public company officers and directors. We may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our management and board of directors, particularly to serve on our audit committee, and qualified executive officers.

We will be exposed to risks relating to evaluations of our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002, which could cause the market price of our common stock to decline.

        We are in the process of evaluating our internal controls systems to allow management to report on, and our independent auditors to attest to, our internal controls over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 by our December 31, 2006 deadline, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC or the New York Stock Exchange. Any such action could increase expenses, divert management's attention or lower investors' confidence in our company, which could cause the market price of our common stock to decline. In addition, our controls and procedures may not comply with all of the relevant rules and regulations of the SEC and the New York Stock Exchange. If we fail to develop and maintain effective controls and procedures, we may be unable to provide financial information in a timely and reliable manner.

Risks Relating to Our Common Stock

Before this offering, there has been no public market for our common stock. After this offering, a market may not develop or may be volatile, which could cause the value of your investment to decrease.

        Before this offering, there has been no public market for our common stock. The initial public offering price of our common stock will be determined by negotiations between us and the underwriters and may not be indicative of the market price for our common stock after this offering. It is possible that an active trading market for our common stock will not develop or be sustained after this offering to provide you with adequate liquidity. Even if a trading market develops, the market price of our common stock may fluctuate widely as a result of various factors, such as period-to-period fluctuations in our actual or anticipated operating results, sales of our common stock by our existing equity investors, failure to pay dividends at anticipated levels, developments in our industry, the failure of securities analysts to cover our common stock after this offering or changes in financial estimates by analysts, failure to meet financial estimates by analysts, competitive factors, general economic and securities market conditions and other external factors. Also, securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic or market conditions, and market conditions affecting the stock of companies in our industry in particular, could reduce the market price of our common stock in spite of our operating performance. You may be unable to resell your shares of our common stock at or above the initial public offering price.

If our share price is volatile, we may be the target of securities litigation, which is costly and time-consuming to defend.

        In the past, following periods of market volatility in the price of a company's securities, security holders have often instituted class action litigation. If the market value of our common stock experiences adverse fluctuations and we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management's attention could be diverted from the operation of our business, causing our business to suffer.

Future sales, or the perception of future sales, of a substantial amount of our common stock may depress the price of the shares of our common stock.

        Future sales, or the perception or the availability for sale in the public market, of substantial amounts of our common stock could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital through future sales of equity securities at a time and price that we deem appropriate.

        Upon consummation of this offering, there will be 21,680,742 shares of common stock outstanding. The shares of common stock sold by us and the selling stockholders in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining shares of common stock owned by our existing equity investors will be restricted securities within the meaning of Rule 144 under the Securities Act but will be eligible for resale subject to applicable volume, manner of sale, holding period and other limitations of Rule 144. We, each of our executive officers, directors, each holder of more than 5% of our common stock and the selling stockholders have agreed to a "lock-up," meaning that, subject to specified exceptions (including the issuance by us of no more than 10% of the aggregate number of shares of common stock outstanding after the completion of this offering as consideration for acquisitions made by us), neither we nor they will sell any shares or engage in any hedging transactions without the prior consent of the representatives of the underwriters for 180 days after the date of this prospectus. The 180-day lock-up period may be extended in certain circumstances as described under "Shares Eligible for Future Sale—Lock-up Agreements."

However, certain of the underwriters may release all or a portion of the shares subject to lock-up agreements at any time. Following the expiration of this 180-day lock-up period, and assuming the underwriters have exercised in full their over-allotment option, all of the 9,924,925 shares of our common stock held by those persons will be eligible for future sale (other than 465,651 un-vested restricted shares held by certain selling stockholders), subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144. In addition, following completion of this offering, 56,117 shares and 750,000 shares of common stock would be reserved for issuance under our 2003 Stock Option Plan and our Long-Term Incentive and Share Award Plan, respectively. We intend to file a registration statement on Form S-8 under the Securities Act following the completion of this offering to register all shares of common stock reserved for issuance under our Long-Term Incentive and Share Award Plan. Finally, our existing equity investors have certain registration rights with respect to the common stock that they will retain following this offering. See "Shares Eligible for Future Sale" for a discussion of the shares of common stock that may be sold into the public market in the future.

        We may issue shares of our common stock, or other securities, from time to time as consideration for future acquisitions and investments, including pursuant to the exception to our lock-up agreement described above. In the event any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be significant. We may also grant registration rights covering those shares or other securities in connection with any such acquisitions and investments.

We are a holding company with no operations, and unless we receive dividends, distributions, advances, transfers of funds or other payments from our subsidiaries, we will be unable to pay dividends on our common stock and meet our debt service and other obligations.

        We are a holding company and conduct all of our operations through our subsidiaries. We do not have, apart from our ownership of Reddy Group, any independent operations. As a result, we will rely on dividends and other payments or distributions from Reddy Group and our other subsidiaries to pay dividends on our common stock and meet our debt service and other obligations. The ability of Reddy Group and our other subsidiaries to pay dividends or make other payments or distributions to us will depend on our operating results and may be restricted by, among other things, the covenants that are contained in our new credit facilities and the covenants of any future outstanding indebtedness we or our subsidiaries incur.

        In addition, because we are a holding company, your claims as stockholders will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of our subsidiaries, including obligations under our new credit facilities. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our subsidiaries will be able to satisfy the claims of our stockholders only after all of our and our subsidiaries' liabilities and obligations have been paid in full.

Our Sponsors may have significant influence on our company, including control over decisions that require the approval of equityholders, whether or not such decisions are believed by the other equityholders to be in their own best interests.

        After the consummation of this offering, our Sponsors will beneficially own approximately 47.1% of our common stock, or approximately 40.0% of our common stock if the underwriters exercise in full their option to purchase additional shares. Accordingly, in the event that our Sponsors decide to act in concert, so long as our Sponsors continue to own a significant percentage of our common stock they would have the collective ability to significantly influence or effectively control the outcomes of various matters requiring stockholder approval, including the nomination and election of directors, the determination of our corporate and management policies and the determination of the terms of and outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions.

Certain affiliates or associated entities of underwriters participating in this offering will receive a portion of the net proceeds of this offering or will receive payments in connection with transactions related to this offering, which may present a conflict of interest.

        Affiliates of Bear, Stearns & Co. Inc. and certain entities associated with CIBC World Markets Corp., two of the underwriters participating in this offering, are selling stockholders in this offering. As of June 30, 2005, affiliates of Bear, Stearns & Co. Inc. and certain entities associated with CIBC World Markets Corp. each beneficially owned approximately 48% of our outstanding common stock. Affiliates of Bear, Stearns & Co. Inc. and certain entities associated with CIBC World Markets Corp. are selling an aggregate of 3,210,168 shares (or 4,740,168 shares if the underwriters exercise in full their option to purchase additional shares) in this offering, and they will receive aggregate proceeds of approximately $59,388,108, or approximately $87,693,108 if the underwriters exercise in full their option to purchase additional shares, less underwriting discounts and commissions. After this offering, affiliates of Bear, Stearns & Co. Inc. and certain entities associated with CIBC World Markets Corp. will beneficially own an aggregate of approximately 47.1% of our common stock (or approximately 40.0% of our common stock if the underwriters exercise in full their option to purchase additional shares). See the information under the heading "Principal and Selling Stockholders" for a more complete description of the ownership of our common stock. In addition, affiliates of Bear, Stearns & Co. Inc., Credit Suisse First Boston LLC and CIBC World Markets Corp., underwriters participating in this offering, are lenders under our existing credit facilities, which we will repay with the proceeds of Reddy Group's new credit facilities in connection with this offering. Certain of the underwriters will be lenders under the new credit facilities. The entry into the new credit facilities and repayment of the existing credit facilities are both conditioned upon the completion of this offering. See the information under the heading titled "Underwriting" for a more detailed description of these relationships.

        The circumstances described above may present a conflict of interest because certain of the underwriters participating in this offering may have an interest in the successful completion of this offering in addition to the underwriting discounts and commissions they will receive. This offering is therefore being made using a "qualified independent underwriter" in compliance with Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc., which is intended to address potential conflicts of interest involving underwriters. Lehman Brothers Inc. is assuming the responsibilities of acting as the qualified independent underwriter with respect to this offering. See the information under the heading "Underwriting" for a more detailed description of the independent underwriting procedures that are being used in connection with this offering.

If you purchase shares of our common stock, you will experience immediate and substantial dilution.

        Investors purchasing common stock in this offering will experience immediate and substantial dilution in the net tangible book value of their shares. At the initial public offering price of $18.50 per share, dilution to new investors will be $24.12 per share. If we sell additional shares of common stock or securities convertible into shares of common stock in the future, you may suffer further dilution of your equity investment. After the completion of this offering, we will also have the ability to grant stock options to purchase common stock with exercise prices that are below the initial public offering price of our common stock. To the extent these options are granted and subsequently exercised there will be further dilution. See "Dilution".

Provisions of our charter documents and the Delaware General Corporation Law may inhibit a takeover, which could negatively affect our stock price.

        Provisions of our charter documents and the General Corporation Law of Delaware, the state in which we are incorporated, could discourage potential acquisition proposals or make it more difficult for a third party to acquire control of our company, even if doing so might be beneficial to our stockholders. Our amended and restated certificate of incorporation and by-laws provide for various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. For example, our amended and restated certificate of incorporation authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock without any vote or action by our stockholders. Our board of directors could therefore authorize and issue shares of preferred stock with voting or conversion rights that could dilute the voting power or diminish other rights of holders of our common stock. Additional provisions are included in our amended and restated certificate of incorporation and by-laws which could make it more difficult for stockholders to effect certain corporate actions, including:

  •
  the sole power of a majority of the board of directors to fix the number of directors and to fill any vacancy on the board of directors;

  •
  requirements for advance notification of stockholder nominations and proposals; and

  •
  the inability of stockholders to act by written consent and restrictions on the ability of stockholders to call special meetings.

        See "Description of Capital Stock". These provisions may discourage acquisition proposals and may make it more difficult or expensive for a third party to acquire a majority of our outstanding voting stock or may delay, prevent or deter a merger, acquisition, tender offer or proxy contest, which may negatively affect our stock price.

A substantial portion of the proceeds to us from this offering and our new credit facilities will be used to repay debt and thus will not be available for us to use in expanding or investing in our business.

        We will use a substantial portion of the net proceeds of this offering and the borrowings under our new credit facilities to repurchase the Reddy Group notes that have been tendered and to repay in full amounts outstanding under our existing credit facilities. See "Use of Proceeds". Accordingly, these proceeds and borrowings will not be available for working capital, capital expenditures, acquisitions, use in the execution of our business strategy or other purposes. In addition, to the extent that we would seek to raise additional cash from equity security issuances for any of these purposes, we cannot assure you that such financing will be available on reasonable terms or at all.

FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements. We believe the expectations reflected in such forward-looking statements are accurate. However, we cannot assure you that such expectations will occur. Forward-looking statements often include words such as "may," "should," "expect," "intend," "estimate," "anticipate," "believe," "predict," "plan," "potential" and "continue" and the negatives of these terms and variations of them or similar terminology. The forward-looking statements in this prospectus include, but are not limited to, statements under "Summary," "Risk Factors," "Dividend Policy and Restrictions," "Unaudited Pro Forma Condensed Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" regarding our future financial condition, prospects, developments and business strategies. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from future results expressed or implied by the forward-looking statements. Factors you should consider that could cause these differences are:

  •
  general economic trends and seasonality;

  •
  weather conditions;

  •
  the ability of our subsidiaries to make distributions to us in amounts sufficient to make dividend payments to our stockholders in accordance with our dividend policy;

  •
  our substantial leverage and ability to service our debt and pay dividends;

  •
  the restrictive covenants under our indebtedness;

  •
  the availability of capital sources;

  •
  fluctuations in our operating costs, including in the prices of electricity, fuel, polyethylene and other required expenses;

  •
  competitive practices in the industry in which we compete;

  •
  changes in labor conditions;

  •
  our capital expenditure requirements;

  •
  the risks associated with acquisitions and the failure to integrate acquired businesses;

  •
  technological changes and innovations;

  •
  costs associated with potential product liability claims or liabilities under environmental laws;

  •
  legislative or regulatory requirements; and

  •
  all the other factors described herein under "Risk Factors".

        You should not unduly rely on these forward-looking statements as they speak only as of the date of this prospectus. Except as required by law, we are not obligated to publicly release any revisions to these forward- looking statements to reflect events or circumstances occurring after the date of this prospectus or to reflect the occurrence of unanticipated events. Important factors that could cause our actual results to differ materially from our expectations are discussed elsewhere in this prospectus.

USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately $118.9 million, after deducting underwriting discounts and commissions. We will use the net proceeds to us from this offering, together with borrowings under our new credit facilities, as follows, assuming a closing date of June 30, 2005:

Amounts
(in thousands)
Sources
Net proceeds to us from this offering(1)	$118,917
Net proceeds from borrowings under our new credit facilities
Term loan facility	240,000
Revolving credit facility	30,729

Total sources	$389,646

Uses
Repayment of existing credit facilities
Term loan facility	$171,850
Revolving credit facility	20,000
Accrued interest	83
Repurchase of Reddy Group notes(2)	174,893
Fees in connection with this offering and the related transactions(3)	13,178
Additional cash on hand	9,642

Total uses	$389,646

(1)
Represents gross proceeds to us from this offering of $127.9 million, less underwriting discounts and commissions on the shares sold by us of approximately $9.0 million.

(2)
Assumes all of the Reddy Group notes are repurchased pursuant to the tender offer for Reddy Group's outstanding $152.0 million aggregate principal amount of 8 7/8% senior subordinated notes at a price equal to 111.36% of the principal amount tendered, together with accrued but unpaid interest of $5.6 million through the assumed date of repurchase.

(3)
Consists of (in thousands):

Fees in connection with this offering(a)	$2,950
Debt issuance costs(b)	4,444
Other fees and expenses associated with this offering and the related transactions(c)	5,784
  (a)
  Includes legal, accounting, printing and other fees and expenses incurred in connection with this offering. Does not include underwriting fees and discounts. See note 1 above.

  (b)
  Includes costs incurred in connection with our new credit facilities and the consent payment in connection with the proposed amendment of the Reddy Holdings indenture.

  (c)
  Includes fees and expenses associated with the repurchase of the Reddy Group notes (other than the repurchase premiums and consent payments included in the line entitled "Repurchase of Reddy Group notes"), obtaining the consent of the majority of the holders of the Reddy Holdings notes to amend a defined term in the Reddy Holdings indenture (other than the consent payment included in the line "Debt issuance costs" (see note (b) above)), fees in connection with the termination of the Monitoring and Management Services Agreement and the payment of cash transaction bonuses.

        At June 30, 2005, our existing credit facilities had an outstanding balance of $191.9 million. The revolving credit facility and term loan facility under our existing credit facilities have stated maturity dates of August 15, 2008 and August 15, 2009, respectively. Our existing credit facilities bear interest at variable rates based on LIBOR. At June 30, 2005, the weighted average interest rate applicable to our existing credit facilities was 6.0%. The Reddy Group notes bear interest rate at an annual rate of 8 7/8% and are scheduled to mature on August 1, 2011.

        We will not receive any of the proceeds from the selling stockholders' sale of shares of common stock in this offering.

DIVIDEND POLICY AND RESTRICTIONS

General

        Our board of directors has adopted a dividend policy, effective upon the closing of this offering, which reflects an intention to distribute as regular quarterly dividends to our stockholders a substantial portion of the cash generated by our business in excess of our expected cash needs and other possible uses. These expected cash needs include operating expenses and working capital requirements, interest and principal payments on our indebtedness, capital expenditures, incremental costs associated with being a public company and taxes. This policy reflects our judgment that it is in the best interest of our stockholders to distribute to them a substantial portion of the cash generated by our business rather than using the cash for other purposes in the future that are unplanned and have not been specifically identified.

        We believe that our dividend policy will limit, but not preclude, our ability to pursue growth. This limitation could be significant, for example, with respect to large acquisitions and growth opportunities that require cash investments in amounts greater than our available cash or external financing resources. In order to pay dividends at the level currently anticipated under our dividend policy, we expect that we would need additional financing to fund significant acquisitions or to pursue growth opportunities requiring capital expenditures significantly beyond our anticipated capital expenditure levels. However, we intend to retain sufficient cash after the distribution of dividends to permit the pursuit of growth opportunities that do not require material capital investment. For further discussion of the relationship of our dividend policy to our ability to pursue potential growth opportunities, see "—Assumptions and Considerations" below.

        In accordance with our dividend policy, we currently intend to pay an initial dividend of $0.20788 per share (representing a pro rata portion of the expected annual dividend rate for the closing of this offering) on or about October 17, 2005 to holders of record on September 30, 2005 and to continue to pay quarterly dividends at an annual rate of $1.53 per share for the first four full fiscal quarters following the closing of this offering (the "Initial Four Quarters"), subject to our board of directors' decision to declare these dividends and various restrictions on our ability to do so.

        In determining our intended dividend level for the Initial Four Quarters, we reviewed and analyzed the factors described below under "—Assumptions and Considerations".

        However, as described more fully below, you may not receive dividends in the intended amounts, or at all, as a result of the following factors:

  •
  we may not have enough cash to pay dividends due to changes in our operating earnings, capital expenditure requirements, working capital requirements and other anticipated cash needs;

  •
  while the dividend policy adopted by our board of directors contemplates the distribution of a substantial portion of our cash available to pay dividends, our board of directors could modify or revoke this policy at any time;

  •
  even if our dividend policy is not modified or revoked, the actual amount of dividends distributed under the policy and the decision to make any distribution will remain at all times entirely at the discretion of our board of directors;

  •
  the amount of dividends that we may distribute is limited by restricted payments covenants in our new credit facilities, the indenture governing the Reddy Holdings notes and, potentially, the terms of any future indebtedness that we may incur;

  •
  the amount of dividends that we may distribute is subject to restrictions under Delaware law; and

  •
  our stockholders have no contractual or other legal right to dividends, and we are not otherwise required to pay dividends.

        Any reduction or elimination of dividends will adversely affect the liquidity or market price, or both, of our common stock.

        We have no history of paying regular dividends out of our cash flow, reflecting our previous policy of utilizing our cash flow to fund acquisitions, to pursue other growth opportunities and to repay indebtedness. As noted above, we now believe that we can provide greater value to our stockholders by distributing to them a substantial portion of our cash flow. Dividends on our common stock will not be cumulative.

Estimated Minimum Adjusted EBITDA

        Our management has prepared the estimated financial information set forth below in order to provide an estimate of the amount of cash that may be available to pay dividends, in the event that our board of directors determines to do so and subject to the limitations on our ability to pay dividends. The estimated financial information was not prepared with a view toward complying with the Public Company Accounting Oversight Board guidelines with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments and presents, to the best of management's knowledge and belief, our expected course of action and our expected future financial performance. Neither our independent registered public accounting firm nor any other independent registered public accounting firm has compiled, examined, or performed any procedures with respect to the estimated financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the estimated financial information.

        The estimated financial information below is only an estimate, is not a prediction of fact and should not be relied upon as being necessarily indicative of future results. You are cautioned not to place undue reliance on the estimated financial information. The factors, assumptions and other considerations relating to the estimated financial information are inherently uncertain and, although considered reasonable by our management as of the date of preparation, are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties, as described in greater detail under "Risk Factors" and "Forward-Looking Statements". There will be differences between actual and projected results. Accordingly, we cannot assure you that the estimated financial information is indicative of our future performance or that the actual results will not differ materially from the estimated financial information presented below.

        We believe that, in order to pay dividends on our common stock in the year following this offering according to our dividend policy solely from cash generated by our business, while also meeting our expected cash needs and complying with the covenants to be included in our new credit facilities and contained in the Reddy Holdings indenture, we would need to have at least $69.1 million in Adjusted EBITDA, which we refer to as estimated minimum Adjusted EBITDA below. Adjusted EBITDA is calculated in accordance with the definition to be contained in our new credit facilities and represents EBITDA as further adjusted to exclude specified unusual items, non-cash expense items and other adjustments such as non-cash compensation expense, fees paid under our monitoring agreement (which is to be terminated upon consummation of this offering), fees and expenses relating to this offering and the related transactions, fees and expenses related to permitted acquisitions and specified historical payments to members of our management and directors and expenses (up to a specified limit) related to the issuance of the Reddy Holdings notes and the related amendment of our existing senior credit facilities. For a more detailed description of the definition of Adjusted EBITDA under our new credit facilities, please see
"—Restrictions on Payment of Dividends—New Credit Facilities".

        We believe that our estimated Adjusted EBITDA for the four full fiscal quarters following the closing of this offering will be at least equal to our estimated minimum Adjusted EBITDA and we have determined that our assumptions as to cash capital expenditures, cash working capital expenditures, principal repayments of indebtedness, cash interest expense on indebtedness, and cash income taxes are reasonable. We have also determined that if our Adjusted EBITDA for such period is at or above this level, we would be permitted to pay dividends under the Reddy Holdings notes and Reddy Group would be permitted to pay dividends to Reddy Holdings under the new credit facilities in accordance with the expected terms thereof, in each case at the dividend levels described above. In addition, we do not believe that restrictions under the laws of the State of Delaware as described in greater detail under "—Restrictions on Payment of Dividends—Delaware Law" will limit out ability to make dividend payments at the stated levels. Nothing in this prospectus should be understood to be directly or indirectly an estimate for any period other than the Initial Four Quarters.

        The following table sets forth our unaudited calculation illustrating that $69.1 million of Adjusted EBITDA for the Initial Four Quarters would be sufficient to fund dividends at the level described above for the Initial Four Quarters and would satisfy (1) the total leverage and interest coverage covenants to be contained in our new credit facilities, (2) the minimum cumulative distributable cash calculation to be contained in our new credit facilities, (3) the consolidated coverage ratio contained in the Reddy Holdings indenture and (4) the minimum "buildup amount" calculation contained in the Reddy Holdings indenture.

	Amount
	(in thousands)
Estimated cash available to pay dividends on common stock based on minimum Adjusted EBITDA
Estimated minimum Adjusted EBITDA(1)	$69,080
Less:
Estimated cash interest expense(2)	(15,225)
Estimated cash income taxes(3)	—
Estimated net cash capital expenditures(4)	(13,800)
Estimated cash working capital requirements(5)	—
Estimated principal repayments of indebtedness(6)	(73)

Estimated cash available to pay dividends on common stock(7)	$39,982

Estimated calculations under our new credit facilities
Estimated total leverage ratio derived from the above(8)	3.74	x
Estimated interest coverage ratio derived from the above(9)	4.55	x
Estimated Cumulative Distributable Cash(10)	$49,840
Estimated calculations under the Reddy Holdings indenture
Estimated consolidated coverage ratio(11)	2.46	x
Estimated buildup amount(12)	$142,938

        The following table sets forth our unaudited calculation of EBITDA, Adjusted EBITDA and estimated cash available to pay dividends on our common stock for the year ended December 31, 2004 and for the twelve months ended June 30, 2005, in each case, on a pro forma basis after giving effect to the transactions described in footnote (13) below, subject to the other assumptions described in the notes to the table and summarized below under "—Assumptions and Considerations".

        To derive Adjusted EBITDA, we have given effect to items that will be specified in our new credit facilities.

	Pro Forma Year Ended December 31, 2004	Pro Forma Twelve Months Ended June 30, 2005
	(in thousands)
Pro forma cash available to pay dividends
Net cash provided by operating activities	$47,786	$47,042
Adjustments to reconcile net cash provided by operating activities to net income:
Depreciation and amortization expense	(23,185)	(24,249)
Amortization of debt issuance costs and debt discount	(4,410)	(10,050)
Deferred taxes	(10,176)	(4,171)
Tax benefit of stock option exercises	—	(600)
Loss on disposition of assets	(398)	(585)
Impairment of assets	—	(5,725)
Stock-based compensation expense	(302)	(787)
Realized gain on derivative	3,362	3,362
Changes in assets and liabilities:
Accounts receivable, inventory and prepaid assets	4,537	4,881
Accounts payable, accrued expenses and other	(663)	(1,029)

Net income	$16,551	$8,089

Effect of pro forma adjustments(13)	$3,073	$6,001

Pro forma net income	$19,624	$14,090

Pro forma net income	$19,624	$14,090
Pro forma income tax expense	12,442	9,020
Pro forma interest expense	20,699	21,696
Pro forma depreciation and amortization expense	23,185	24,249

Pro forma EBITDA	$75,950	$69,055
Other non-cash charges(14)	700	7,098
Acquisition adjustments(15)	1,987	1,483
Terminated financing costs(16)	233	—
Transaction expenses(17)	1,351	1,351

Pro forma Adjusted EBITDA	$80,221	$78,987

Less:
Pro forma cash interest expense(2)	$11,415	$12,296
Pro forma cash income taxes(3)	—	—
Pro forma net cash capital expenditures(4)	13,331	18,753
Pro forma cash working capital requirements(5)	—	—
Pro forma principal repayments of indebtedness(6)	639	1,032
Pro forma public company expenses	750	750

Estimated pro forma cash available to pay dividends	$54,086	$46,156

(1)
We have not estimated any unknown non-recurring cash expenses that would be excluded from Adjusted EBITDA in this presentation of minimum Adjusted EBITDA. To the extent that our definition of Adjusted

  EBITDA allows us to exclude certain other cash expenses from the calculation of Adjusted EBITDA in a future period, the amount of minimum Adjusted EBITDA that we would have to generate would increase by the amount of the cash expenses excluded from Adjusted EBITDA in that period. Our pro forma Adjusted EBITDA for the year ended December 31, 2004 and the twelve months ended June 30, 2005 does not include incremental ongoing expenses associated with being a public company issuer, including director and officer liability insurance premiums, expenses relating to stockholders' meetings, printing expenses, investor relations expenses, additional filing fees, registrar and transfer agent fees, independent directors' fees, additional personnel costs, additional legal fees, listing fees, estimated incremental Public Company Accounting Oversight Board expenses, and miscellaneous fees. In calculating our estimated minimum Adjusted EBITDA for the Initial Four Quarters we have determined that such expenses will be approximately $750,000 for such period and have included this amount in our calculation of Adjusted EBITDA and we believe that there is a reasonable basis for our estimate.

(2)
Assumes $270.7 million in aggregate outstanding borrowings under our new credit facilities and interest at a weighted average rate of 3.29% (based on assumed LIBOR of 1.54%) for the year ended December 31, 2004 and a weighted average rate of 4.20% (based on assumed LIBOR of 2.45%) for the twelve months ended June 30, 2005. The $151 million aggregate principal amount at maturity of the Reddy Holdings notes will not require cash interest payments to be made until May 1, 2009. For the Initial Four Quarters, assumes average borrowings of $248.8 million under our new credit facilities and assumes an average forward LIBOR of 4.1%.

(3)
For the year ended December 31, 2004 and the twelve months ended June 30, 2005, we paid $0.3 million of income taxes related to alternative minimum tax. Due to the utilization of NOLs, we would have paid no regular cash income taxes on a pro forma basis after giving effect to this offering and the related transactions. We expect cash taxes for the Initial Four Quarters to be approximately $0.

(4)
For the year ended December 31, 2004, our gross capital expenditures were approximately $16.0 million and proceeds from dispositions of assets were approximately $2.7 million. For the twelve months ended June 30, 2005, our gross capital expenditures were approximately $19.7 million and proceeds from dispositions of assets were approximately $0.9 million. We expect net capital expenditures for the Initial Four Quarters to be approximately $13.8 million.

(5)
Working capital requirements represent the reconciliation of reported revenues and operating expenses to cash paid or received. The items used in this reconciliation include trade receivables, prepaid expenses and other assets, accounts payable and accrued liabilities, and other liabilities where there is a difference between cash received or paid and the accrual method of accounting. The amount can be a source or use of cash depending on the mix of adjustments or receivables, accruals and other categories, driven by the timing of payment versus accounting for certain transactions. Historically, our working capital calculations have been predictable with only minor adjustments over comparable periods and we expect this to continue during the Initial Four Quarters.

(6)
Our new credit facilities will not have any scheduled principal payments during the Initial Four Quarters and we expect that there will be no mandatory principal prepayments with respect to our new credit facilities during such period. Amounts reflected during the Initial Four Quarters reflect the maturities of outstanding miscellaneous long-term debt.

(7)
The table below sets forth the number of outstanding shares of common stock upon the closing of this offering and the estimated per share and aggregate dividend amounts payable on such shares during the Initial Four Quarters.

		Dividends
	Number of Shares
		Per Share	Aggregate
			(in millions)
Estimated dividends on our outstanding common stock	21,680,742	$1.53	$33.2

(8)
Calculated as total debt (as defined in our new credit facilities) divided by Adjusted EBITDA as of June 30, 2006, the most recent fiscal quarter for which we are required to have delivered a covenant compliance certificate under our new credit facilities. See "—Restrictions on Payment of Dividends—New Credit Facilities". Total debt will be defined as the sum of all indebtedness of Reddy Group and its subsidiaries for borrowed money or evidenced by bonds, debentures, notes or similar instruments plus all capitalized lease obligations plus all synthetic lease obligations (in each case exclusive of intercompany indebtedness and, without duplication, any contingent liability in respect of the foregoing less proceeds from asset sales or casualty events held pending reinvestment or used to repay borrowings under our new credit facilities). Our new credit facilities will require Reddy Group to maintain a total leverage ratio of no greater than 4.0 to 1.0 in order to be in covenant compliance and a total leverage ratio of no greater than 3.75 to 1.0 in order to pay dividends to Reddy Holdings for the purpose of paying dividends on the Reddy Holdings common stock. Our compliance with these ratios will be determined as of the most recently ended fiscal quarter for which we are required to have delivered a covenant compliance certificate under our new credit facilities.

(9)
Calculated as Adjusted EBITDA divided by cash interest expense (as defined in our new credit facilities) as of June 30, 2006, the most recent fiscal quarter for which we are required to have delivered a covenant compliance certificate under our new credit facilities. See "—Restrictions on Payment of Dividends—New Credit Facilities". Cash interest expense will be defined as the aggregate cash interest expense of Reddy Group and its subsidiaries for such applicable period determined in accordance with GAAP (including the portion of any cash payments made or accrued in respect of capital leases allocable to interest expense). Our new credit facilities will require Reddy Group to maintain an interest coverage ratio of no less than 3.25 to 1.0. Our compliance with this ratio will be determined as of the most recently ended fiscal quarter for which we are required to have delivered a covenant compliance certificate under our new credit facilities.

(10)
Under our new credit facilities we generally will be restricted from paying dividends to the extent that the amount of such dividends would exceed our Cumulative Distributable Cash (as defined in our new credit facilities) for the period (taken as one accounting period) from July 1, 2005 to the end of our most recently ended fiscal quarter for which a covenant compliance certificate has been delivered to the lenders under our new credit facilities. A summary of the definition of Cumulative Distributable Cash is set forth under "—Restrictions on Payment of Dividends—New Credit Facilities". The amount of Cumulative Distributable Cash reflected above is calculated for the period from July 1, 2005 to June 30, 2006 (the most recent quarter for which we are required to have delivered a covenant compliance certificate under our new credit facilities) prior to reducing Cumulative Distributable Cash for the actual payment of dividends following the consummation of this offering.

(11)
Calculated as the ratio of our EBITDA (as defined in the Reddy Holdings indenture, assuming effectiveness of the proposed amendment to the Reddy Holdings indenture and derived from our estimated minimum Adjusted EBITDA) to our consolidated interest expense (as defined in the Reddy Holdings indenture). The impact of our consolidated coverage ratio on our ability to pay dividends is described, and the definitions of EBITDA and consolidated interest expense are set forth, under "—Restrictions on Payment of Dividends—Reddy Holdings' 10 1/2% Senior Discount Notes due 2012".

(12)
Under the Reddy Holdings indenture we generally will be restricted from paying dividends to the extent that the amount of such dividends would exceed our "buildup amount" (as defined in the Reddy Holdings indenture). A summary of the definition of buildup amount is set forth under "—Restrictions on Payment of Dividends—Reddy Holdings' 10 1/2% Senior Discount Notes due 2012". The buildup amount reflected above is calculated prior to reducing the buildup amount for the actual payment of dividends during the Initial Four Quarters.

(13)
Pro forma adjustments for the year ended December 31, 2004 and the twelve months ended June 30, 2005 give effect to the offering of the Reddy Holdings notes and the borrowing under our existing revolving credit facility and the receipt of the proceeds therefrom; the redemption of Reddy Holdings' outstanding series A preferred stock including the payment of accrued dividends; the payment of a dividend to holders of Reddy

  Holdings' common stock and the payment of a special transaction payment to certain members of management and certain directors; and fees, premiums and expenses in connection with entering into our new credit facilities.

(14)
Includes amortization of unearned compensation, gain or loss on the disposition of assets and impairment of assets.

(15)
We acquired 11 businesses in 2004, of which three businesses were acquired in the first quarter of 2004. We did not complete any acquisitions in the first half of 2005. For the purposes of calculating Adjusted EBITDA, we have included the incremental Adjusted EBITDA of these businesses as if we had consummated those acquisitions at the beginning of the period in which such acquisition occurred. The incremental Adjusted EBITDA attributable to these acquired businesses is based upon the unaudited historical results prior to their respective acquisition dates and is adjusted to give effect to the continuing impact of elimination of expenses of the acquired businesses. We cannot assure you that the historical results of these businesses would not have been different from the results reflected in this adjustment if such results had been subject to audits by independent auditors, and any such differences may be material. In addition, this adjustment is not necessarily representative of the contribution of the acquired businesses to our results for future periods.

(16)
Represents costs incurred in connection with a proposed financing transaction that terminated prior to consummation.

(17)
Reflects the payment of transaction bonuses in connection with the October 27, 2004 offering of the Reddy Holdings notes and other expenses related to that transaction.

Assumptions and Considerations

        Based on a review and analysis conducted by our management and our board of directors, we believe that our minimum Adjusted EBITDA for the Initial Four Quarters will be at least $69.1 million, that we will have sufficient availability under the Cumulative Distributable Cash calculation contained in our new credit facilities, based on our minimum Adjusted EBITDA for the Initial Four Quarters we would meet the total leverage and interest leverage ratios to be contained in our new credit facilities and the consolidated coverage ratio set forth in the Reddy Holdings indenture and that we will have sufficient availability under the Reddy Holdings indenture buildup amount to pay dividends at the stated rate during the Initial Four Quarters. We have also determined that the assumptions set forth above are reasonable. We considered the following factors in establishing our belief concerning the minimum Adjusted EBITDA required to support our dividend policy:

  •
  our historical results of operations and financial condition, including our pro forma Adjusted EBITDA which was $80.2 million and $79.0 million for the year ended December 31, 2004 and the twelve months ended June 30, 2005, respectively;

  •
  our estimated cumulative consolidated net income and minimum Adjusted EBITDA and our belief that our actual cumulative consolidated net income and Adjusted EBITDA for the Initial Four Quarters will be at least this amount;

  •
  the matters discussed in the notes to the tables above;

  •
  the terms of our debt instruments, including our new credit facilities and the Reddy Holdings indenture, which may restrict our ability to pay dividends;

  •
  our net capital expenditures of approximately $13.3 million and approximately $18.8 million for the year ended December 31, 2004 and the twelve months ended June 30, 2005, respectively, and our net expected capital expenditures of approximately $13.8 million for the Initial Four Quarters. Management believes that the amount of expected capital expenditures for the Initial Four Quarters is sufficient to maintain our present operations;

  •
  our pro forma operating expenses (excluding depreciation, amortization and fees incurred in connection with the offering and related transactions) of $36.3 million and $37.3 million for the year ended December 31, 2004 and the twelve months ended June 30, 2005, respectively, as well as our expected operating expenses (excluding depreciation and amortization) and other cash needs for the Initial Four Quarters;

  •
  an analysis of the impact of our intention to pay dividends at the level described above on our operations and performance based on prior years' results;

  •
  our belief that our revolving credit facilities would have had sufficient capacity to finance expected fluctuations in working capital and other cash needs, including the payment of dividends at the levels described above, although we currently do not intend to borrow under our revolving credit facilities to pay dividends;

  •
  other possible uses of cash with attractive rates of return;

  •
  potential sources of liquidity, including possible asset sales, and capital resources;

  •
  that LIBOR, which, at our option, will be the basis for interest calculations under our new credit facilities, will not increase beyond currently anticipated levels;

  •
  the state of our business, the environment in which we operate and the various risks we face, including customer demand, competition, changes in our industry and regulatory and other risks and that they will remain consistent with previous periods; and

  •
  our assumption regarding the absence of extraordinary business events and risks that may adversely affect our business, results of operations or anticipated cash needs.

        Our intended policy to distribute rather than retain a significant portion of the cash generated by our business as regular quarterly dividends is based upon the current assessment by our board of directors of the factors and assumptions listed above. If these factors and assumptions were to change, we would need to reassess that policy. Over time, our capital and other cash needs will be subject to increasing uncertainties and are more difficult to predict, which could affect whether we pay dividends and the level of any dividends we may pay in the future.

        If our Adjusted EBITDA for the Initial Four Quarters were to fall below the $69.1 million level (or if our assumptions as to capital expenditures, interest expense, taxes, working capital requirements or required debt repayments are too low or if other assumptions stated above were to prove incorrect) or if events occurred which reduced our cumulative distributable cash calculation contained in our new credit facilities or our "buildup amount" under the Reddy Holdings indenture we may need to either reduce or eliminate dividends or, to the extent we were permitted to do so under our indebtedness, to fund a portion of our dividends with borrowings or from other sources. A reduction in our Adjusted EBITDA for the Initial Four Quarters could also cause us to fail to satisfy the specific leverage ratio threshold that we must meet to be able to pay dividends under our new credit facilities (see "—Restrictions on Payment of Dividends—New Credit Facilities") and could also cause our interest coverage and total leverage ratios under our new credit facilities to fall below the minimum required levels, in which case we would be in default of our new credit facilities and would be required to either cure the default or obtain a waiver from the lenders under our new credit facilities. Additionally, a reduction in our Adjusted EBITDA could also cause us to fail to satisfy the specific consolidated coverage ratio threshold that we must meet under the Reddy Holdings indenture (see "—Restrictions on Payment of Dividends—Reddy Holdings' 10 1/2% Senior Discount Notes due 2012") in order to be able to pay dividends. While we will be permitted to fund the payment of dividends from borrowings under our new revolving credit facility, if we were to use working capital or permanent borrowings to fund dividends, we would have less cash and/or borrowing capacity available for future dividends and other purposes, which could negatively impact our financial condition, our results of operations, our liquidity and our ability to maintain or expand our business. In addition, to the extent we finance capital expenditures with indebtedness, we will begin to incur incremental debt service obligations.

        We cannot assure you that our Adjusted EBITDA will in fact equal or exceed the minimum level set forth above or that we will have sufficient capacity under our new credit facilities or the Reddy Holdings indenture, and our belief that we will equal or exceed such levels is subject to all of the risks, considerations and factors identified in other sections of this prospectus, including those identified in the section entitled "Risk Factors".

        As noted above, we have estimated our initial dividend level and the minimum Adjusted EBITDA required to pay dividends at that level only for the Initial Four Quarters. Moreover, we cannot assure you that we will pay dividends during or following such period at the level estimated above, or at all. Dividend payments are within the absolute discretion of our board of directors and will be dependent upon many factors and future developments that could differ materially from our current expectations. Over time, our capital and other cash needs will invariably be subject to uncertainties, which could affect the level of any dividends we pay in the future.

Restrictions on Payment of Dividends

        Our ability to pay dividends will be restricted by current and future agreements governing our debt, including our new credit facilities and the Reddy Holdings indenture and by Delaware law.

New Credit Facilities

        Our existing credit facilities currently do not permit us to pay the dividends contemplated in this prospectus. As such, concurrently with the closing of this offering, we will enter into our new credit facilities to enable us to pay dividends, subject to the satisfaction of financial covenants, conditions and other restrictions.

        Under our new credit facilities, the payment of dividends to our stockholders will be restricted as follows:

  •
  Under the restricted payments covenant, we generally will be restricted from paying dividends. However, the covenant will include an exception for paying dividends in an amount not greater than our Cumulative Distributable Cash for the period (taken as one accounting period) from July 1, 2005 to the end of our most recently-ended fiscal quarter for which a covenant compliance certificate under our new credit facilities has been delivered to the lenders.

        "Cumulative Distributable Cash" is defined under our new credit facilities as:

    (a)
    $10,000,000, plus

    (b)
    "Available Cash" for the period (taken as one accounting period) from July 1, 2005 to the end of our most recently-ended fiscal quarter for which a covenant compliance certificate under our new credit facilities has been delivered to the lenders, plus

    (c)
    the amount of any net cash proceeds received by Reddy Holdings from issuances of shares of Reddy Holdings capital stock after the closing of this offering to the extent we have contributed such proceeds to Reddy Group, less

    (d)
    (i) the amount of payments made by Reddy Group to Reddy Holdings to fund dividend payments on, or repurchases of, Reddy Holdings capital stock or to pay cash interest expense on, or redeem or repurchase, Reddy Holdings notes, (ii) amounts used to make restricted investments, less

    (e)
    to the extent occurring after the end of the most recently ended reference period and until taken into account in determining Available Cash for the fiscal quarter in which such event has occurred, (i) cash payments for acquisitions (except to the extent funded with indebtedness or proceeds of asset sales or casualty events) and (ii) mandatory repayment of loans under our new credit facilities (other than under the revolving credit facility) during a dividend suspension period.

        "Available Cash" for any fiscal quarter is defined under our new credit facilities as:

    (a)
    Adjusted EBITDA for such fiscal quarter, plus,

    (b)
    to the extent not included in net income used to calculate for any fiscal quarter such Adjusted EBITDA, the cash amount realized in respect of extraordinary, non-recurring or unusual gains, and less

    (c)
    (i) to the extent included in net income used to calculate for any fiscal quarter such Adjusted EBITDA, the amount of our cash interest expense, our cash tax expense, the cash cost of any extraordinary, nonrecurring or unusual losses, cash payments on account of non-cash losses or non-cash charges, (ii) capital expenditures (except to the extent funded with indebtedness (other than the revolving credit facility) or proceeds of asset sales or casualty events), (iii) cash payments for acquisitions (except to the extent funded with indebtedness or proceeds of asset sales or casualty events) and (iv) payments and prepayments of the principal amount of indebtedness (other than payments and prepayments of the revolving credit facility) other than to the extent funded with indebtedness (other than indebtedness under our revolving credit facility).

        "Adjusted EBITDA" is defined under our new credit facilities to be the sum of:

    (a)
    net income, plus

    (b)
    to the extent deducted in determining net income, the sum of (i) amounts attributable to depreciation and amortization, (ii) income tax expense, (iii) interest expense, (iv) any other non-cash charges (less non-cash income) for which no cash reserves (or receivables) have been or will be set aside (or created) including non-cash compensation expenses, (v) any loss from the extinguishment of indebtedness, (vi) any fees paid prior to the closing date in respect of the monitoring agreement, (vii) transaction adjustments (as defined in our new credit facilities and including the fees and expenses incurred in connection with this offering and the related transactions), (viii) all fees and expenses incurred in connection with permitted acquisitions to the extent accounted for as expenses, (ix) for the four fiscal quarters ending after September 30, 2004, an amount equal to the sum of (x) the special transaction payments paid to certain members of management and certain directors in connection with the issuance of the Reddy Holdings notes not to exceed $1.3 million plus (y) an amount not to exceed $4.0 million for other expenses incurred in connection with the issuance of the Reddy Holdings notes and the related amendment to our existing credit facilities.

  •
  Under our new credit facilities, Reddy Group may only pay dividends to Reddy Holdings to make dividend payments on Reddy Holdings' stock if Reddy Group's total leverage ratio for the most recently ended fiscal quarter for which a covenant compliance certificate has been delivered is less than or equal to 3.75 to 1.0. If at the end of any fiscal quarter, Reddy Group's leverage ratio is greater than 3.75 to 1.0, and therefore Reddy Group is not permitted to pay dividends, Reddy Group will be required by our new credit facilities to apply 50% of our Available Cash generated during each such quarter to make a mandatory prepayment of the loans under our new credit facilities. As a result of this provision, our ability to pay dividends at the specified rate or at all for the Initial Four Quarters may be significantly impaired if Reddy Group's leverage ratio is greater than 3.75 to 1.0 at the end of any fiscal quarter during the Initial Four Quarters.

  •
  Our new credit facilities will preclude us and Reddy Group from declaring any dividends if a default under our new credit facilities has occurred and is continuing. In addition, we and Reddy Group will be precluded from paying any dividends if an event of default under our new credit facilities has occurred and is continuing. In particular, it will be an event of default if Reddy Group's total leverage ratio exceeds 4.0 to 1.0 or Reddy Group's interest coverage ratio is less than 3.25 to 1.0.

        The foregoing is a summary of the actual provisions that are included in our new credit facilities. The form of the credit agreement governing our new credit facilities has been filed as an exhibit to the registration statement of which this prospectus forms a part. For a description of additional terms relating to our new credit facilities, see "Description of Indebtedness—New Credit Facilities".

Reddy Holdings' 10 1/2% Senior Discount Notes due 2012

        The indenture governing the Reddy Holdings notes restricts the amount of dividends, distributions and other restricted payments we may pay. Under this indenture, we are restricted from paying dividends on our common stock unless, at the time of such payment:

  •
  no default or event of default has occurred and is continuing or would occur as a consequence thereof;

  •
  the consolidated coverage ratio set forth in the Reddy Holdings indenture exceeds 2.0 to 1.0; and

  •
  there is sufficient capacity under the buildup amount under the Reddy Holdings indenture.

        The consolidated coverage ratio under the Reddy Holdings indenture means the ratio of our EBITDA for the most recent four fiscal quarters to our consolidated interest expense for such four quarter period. "EBITDA" under the Reddy Holdings indenture is defined as the sum of our consolidated net income plus our income tax expense, our interest expense, our depreciation and amortization expense, unrealized non-cash gains or losses or non-cash charges in respect of hedging obligations required to be taken under generally accepted accounting principles, unrealized foreign currency translation gains or losses and all other non-cash charges, except to the extent representing an accrual or reserve for a future cash expenditure). "Consolidated net income" under the Reddy Holdings indenture is defined as net income of Reddy Holdings and its restricted subsidiaries: plus or minus cash dividends received on investments or equity in net losses of persons other than restricted subsidiaries, respectively; provided that the following are not included in consolidated net income: (i) net income or loss of subsidiaries acquired in pooling of interests transactions for any period prior to the date of their acquisition, (ii) any net income of a subsidiary restricted in the payment of a dividend (other than certain permitted restrictions, including those under our existing credit facilities and our new credit facilities), (iii) gains or losses from non-ordinary course asset sales, (iv) extraordinary gains or losses, (v) the cumulative effect of changes in accounting principles, (vi) non-recurring fees and expenses and write offs of deferred financing costs related to the financing transactions in connection with the 2003 merger of Cube and Packaged Ice and, (vii) assuming effectiveness of the proposed amendment to the Reddy Holdings indenture, any fees, charges, costs or expenses relating to our initial public offering and the related transactions described in this prospectus and paid in cash, to the extent deducted in the determination of consolidated net income. "Consolidated interest expense" under the Reddy Holdings indenture is defined as total interest expense plus, to the extent not included in total interest expense, (i) interest expense attributable to capital leases, (ii) amortization of debt discount and issuance costs, (iii) capitalized interest, (iv) non-cash interest expense, (v) fees on letters of credit, (vi) net payments pursuant to hedging obligations, (vii) dividends accrued on certain disqualified stock (viii) interest incurred in connection with investments in discontinued operations, (ix) interest on guaranteed indebtedness and (x) cash contributions to employee stock ownership plans to the extent they are used to pay interest or fees on indebtedness incurred by such plans. We are generally required to calculate our consolidated coverage ratio on a pro forma basis to give effect to incurrences and repayments of indebtedness as well as acquisitions and dispositions.

        The buildup amount equals 50% of our consolidated net income accrued during the period (treated as one accounting period) from July 1, 2003 to the end of the most recent fiscal quarter for which internal financial statements are available (or, if such consolidated net income is a deficit, minus 100% of such deficit), plus, the net cash proceeds of the issuance of capital stock, subject to certain exceptions, and any cash capital contribution received by us from our stockholders in each case after August 15, 2003 plus the amount by which our indebtedness is reduced on our balance sheet as a result of the conversion or exchange of such indebtedness for our capital stock, plus the net reduction in certain restricted investments made by us, less the amount of certain restricted payments we make from time to time, including, among other things, the payment of cash dividends.

        In addition, regardless of whether we could make any restricted payments under the buildup amount provision referred to above, we may (1) make dividend payments at any time in an aggregate amount of up to $15.0 million if no default has occurred and is continuing under the Reddy Holdings indenture and (2) following the first public equity offering that results in a public market (which includes this offering), pay dividends on our capital stock of up to 6.0% per year of the cash proceeds (net of underwriters' fees, discounts, commissions or other expenses paid by us) received by us from all such public equity offerings subject to specified conditions. Following this offering and the related transactions, we expect that we would be able to pay approximately $7.0 million annually in dividends under this 6.0% provision. However, the amount of dividend payments permitted under this 6.0% provision will correspondingly reduce the amount we would otherwise have available to us under the buildup amount for restricted payments, including dividends.

        We estimate that as of June 30, 2005, after giving pro forma effect to the issuance and sale of common stock by us in this offering and the related transactions and assuming effectiveness of the proposed amendment to the Reddy Holdings indenture, we would have been able to pay dividends under the Reddy Holdings indenture in an amount equal to $137.5 million. Based on the foregoing, and based on assumptions used in our calculation of estimated Adjusted EBITDA for the Initial Four Quarters, we believe that we will have sufficient capacity under our buildup amount calculation to pay dividends at the anticipated levels during the Initial Four Quarters. As of June 30, 2005, after giving pro forma effect to this offering and the related transactions and, assuming adoption of the proposed amendment to the Reddy Holdings indenture, our consolidated coverage ratio was 3.3 to 1.0. We currently estimate that as of the end of each of the Initial Four Quarters, our consolidated coverage ratio would be approximately 3.0 to 1.0, which is in excess of the minimum level required to pay dividends under the Reddy Holdings indenture.

        For a more complete description of the Reddy Holdings indenture, see "Description of Indebtedness—Reddy Holdings' 10 1/2% Senior Discount Notes due 2012".

Reddy Group's 8 7/8% Senior Subordinated Notes due 2011

        The indenture governing the Reddy Group notes restricts the amount of dividends, distributions and other restricted payments we may pay. Substantially concurrently with this offering, we will consummate a tender offer for any and all of the Reddy Group notes. In connection with the tender offer, we have solicited consents to amend the Reddy Group indenture. The proposed amendments would eliminate from the Reddy Group indenture substantially all of the restrictive covenants and certain events of default and related provisions. The tender offer and consent solicitation for the Reddy Group notes is conditioned upon, among other conditions, the completion of this offering and our entry into our new credit facilities. The tender offer and consent solicitation will be consummated on a substantially concurrent basis with the completion of this offering and our entry into our new credit facilities. Any of the Reddy Group notes not tendered pursuant to the tender offer will remain outstanding following this offering and the related transactions but will not be entitled to the benefits of such restrictive covenants if the required consents are obtained in connection with our initial public offering. As of August 9, 2005 holders of more than 99.9% of the outstanding principal amount of the Reddy Group notes had tendered their notes in the tender offer and had consented to the proposed amendments to the Reddy Group indenture.

Delaware Law

        Under Delaware law, Reddy Holdings' board of directors may not authorize payment of a dividend unless it is either paid out of Reddy Holdings' "surplus" (which is defined as total assets at fair market value minus total liabilities, minus statutory capital), or if Reddy Holdings does not have a surplus, it is paid out of Reddy Holdings' net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. The value of a corporation's assets can be measured in a number of ways and may not necessarily equal their book value. The value of our capital may be adjusted from time to time by our board. Our board of directors may base this determination on our financial statements, a fair valuation of our assets or another reasonable method. Although we believe we will be permitted to pay dividends at the anticipated levels during the Initial Four Quarters in compliance with Delaware law, Reddy Holdings' board will periodically seek to assure itself that the statutory requirements will be met before actually declaring dividends. In future periods, our board of directors may seek opinions from outside valuation firms to the effect that our solvency or assets are sufficient to allow payment of dividends, and such opinions may not be forthcoming. If we sought and were not able to obtain such an opinion, we likely would not be able to pay dividends. Reddy Holdings is a holding company and conducts all of its operations through its subsidiaries. As a result, Reddy Holdings will rely principally on dividend distributions from Reddy Group to have funds available for the payment of dividends. Reddy Group, like Reddy Holdings, is incorporated in Delaware. As a result, Reddy Group is subject to the same considerations and limitations under Delaware law on the declaration of dividends.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2005 (in each case, after giving effect to the 138 for one stock split of our outstanding shares of common stock):

  •
  on an actual basis; and

  •
  on an as adjusted basis, giving effect to:

  •
  our sale of 6,911,765 shares of our common stock in this offering; after deducting underwriting discounts and estimated expenses payable by us;

  •
  the entering into of our new credit facilities and the repayment in full of all amounts outstanding under our existing credit facilities;

  •
  the consummation of a tender offer for the outstanding Reddy Group notes, assuming all of the outstanding Reddy Group notes are repurchased in the tender offer;

  •
  the issuance of 808,818 shares of common stock on the cashless exercise by certain members of management, including certain selling stockholders, of options to purchase 1,329,648 shares of common stock at an average exercise price of approximately $7.25 per share (based on the initial public offering price of $18.50 per share); and

  •
  the issuance of 25,817 shares of common stock to be granted to certain employees upon consummation of this offering and the related transactions.

        The information below should be read in conjunction with "Summary—The Transactions," "Use of Proceeds," "Unaudited Pro Forma Condensed Financial Information," "Selected Historical Consolidated Financial Data", "Description of Indebtedness" and our consolidated financial statements included elsewhere in this prospectus.

	As of June 30, 2005
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$3,527	$13,169

Debt (including current maturities):
Existing credit facilities:
Revolving credit facility(1)	$20,000	$—
Term loan facility(2)	171,850	—
New credit facilities:
Revolving credit facility(3)	—	30,729
Term loan facility	—	240,000
Reddy Group's 8 7/8% senior subordinated notes due 2011(4)	151,187	—
Reddy Holdings' 10 1/2% senior discount notes due 2012(5)	107,391	107,391
Other debt(6)	366	366

Total debt (including current maturities)	450,794	378,486

Stockholders' equity
Common stock(7)	139	216
Additional paid-in capital	93,001	209,369
Other	(12,024)	(32,786)

Total stockholders' equity	81,116	176,799

Total capitalization	$531,910	$555,285

(1)
As of June 30, 2005, we had $20.0 million of outstanding borrowings under our existing revolving credit facility and $9.3 million of availability under our existing revolving credit facility, which was net of outstanding letters of credit of $5.7 million. After giving effect to this offering and the related transactions, we currently anticipate that we will have approximately $18 million of outstanding borrowings under our new revolving credit facility as of the closing date of this offering.

(2)
Includes current portion of $1.8 million due and payable prior to June 30, 2006 related to the existing term loan facility.

(3)
Reflects borrowings under our new revolving credit facility in connection with this offering and the related transactions. The size of our new revolving credit facility will be $60 million.

(4)
Represents $152.0 million aggregate principal amount of the Reddy Group notes, net of unamortized original issue discount of $0.8 million as of June 30, 2005. The Reddy Group notes were issued at 99.297% of par, representing a discount of $1.1 million. Substantially concurrently with this offering, we will consummate a tender offer for any and all of the outstanding Reddy Group notes. In connection with the tender offer, we have solicited consents to amend the indenture governing the Reddy Group notes to eliminate substantially all of the restrictive covenants contained therein. The as adjusted column of this table assumes that all of the Reddy Group notes will be repurchased in the tender offer. However, there is no assurance that all of the Reddy Group notes will be repurchased in the tender offer. Any of the Reddy Group notes not tendered pursuant to the tender offer will remain outstanding following this offering and the related transactions. As of August 9, 2005 holders of more than 99.9% of the outstanding principal amount of the Reddy Group notes had tendered their notes in the tender offer and had consented to the proposed amendments to the Reddy Group indenture.

(5)
Represents $151.0 million aggregate principal amount at maturity of the Reddy Holdings notes issued at a price of 66.333% and includes amortization at a rate of 10 1/2% per annum through June 30, 2005.

(6)
Includes current portion of $0.068 million due and payable prior to June 30, 2006 related to other debt.

(7)
Common stock outstanding excludes:

•
1,329,648 shares (actual) and 0 shares (as adjusted) subject to options issued under our 2003 Stock Option Plan at a weighted average exercise price of approximately $7.25 per share;

•
56,117 additional shares available for future issuance under our 2003 Stock Option Plan; and

•
0 shares (actual) and 750,000 shares (as adjusted) available for future issuance under our Long-Term Incentive and Share Award Plan.

DILUTION

        Our net tangible book value as of June 30, 2005 was $(223.1) million, or $(15.15) per share. If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution. Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in this offering will exceed the net tangible book value per share of common stock after this offering. The net tangible book value per share presented below equals the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of our common stock outstanding as of June 30, 2005. After giving effect to this offering and the payment of underwriting discounts, offering-related expenses and other related expenses, our pro forma as adjusted net tangible book value as of June 30, 2005 would have been $(121.8) million, or $(5.62) per share of common stock. This represents an immediate increase in net tangible book value of $9.53 per share to the existing stockholders and an immediate dilution in net tangible book value of $24.12 per share to new investors.

        The following table illustrates this dilution on a per share basis:

Initial public offering price per share	$18.50
Net tangible deficit per share before the offering at June 30, 2005	(15.15)
Decrease in net tangible deficit per share attributable to this offering	9.53
Pro forma as adjusted net tangible deficit per share after this offering	(5.62)

Dilution per share to new investors	$24.12

        The following table summarizes, on the same pro forma as adjusted basis as of June 30, 2005, the total number of shares of common stock purchased from us or from the selling stockholders, the total consideration paid and the average price per share paid by the existing stockholders and by new investors purchasing shares in this offering:

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders(1)	14,768,977	68.12%	$90,572,200	41.46%	$6.13
New investors	6,911,765	31.88	127,867,653	58.54	18.50

Total	21,680,742	100.00%	$218,439,853	100.00%

(1)
Total consideration and average price per share paid by the existing stockholders each give effect to the $10.4 million dividend paid to our common stockholders on October 27, 2004.

        The tables and calculations above give effect to the 138 for one stock split that was effected prior to the consummation of this offering and reflect (i) the issuance of 808,818 shares of common stock pursuant to the cashless exercise by certain members of management, including certain selling stockholders, of options to purchase 1,329,648 shares of common stock at an average exercise price of approximately $7.25 per share (based on the initial public offering price of $18.50 per share) and (ii) the issuance of 25,817 shares of common stock to certain employees upon consummation of this offering. For purposes of this table, these employees are treated as existing stockholders. As of June 30, 2005, after giving effect to our 138 for one stock split and the option exercises contemplated in the previous sentence, there would have been no shares of our common stock issuable upon exercise of outstanding options. The tables and calculations above assume no exercise of the underwriters' over-allotment option.

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

        The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2004 gives effect to the following events as if they had occurred on January 1, 2004:

  •
  the offering of the Reddy Holdings notes, which occurred on October 27, 2004, and the receipt of the proceeds therefrom, the redemptions of Reddy Holdings' outstanding series A preferred stock, which occurred on October 27 and November 6, 2004, the payment of a dividend of $10.4 million to holders of Reddy Holdings' common stock, which occurred on October 27, 2004, and the payment of a special transaction payment of approximately $1.2 million to certain members of management and certain directors, which occurred on October 27, 2004; and

  •
  this offering and the related transactions.

        The unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 2005 gives effect to this offering and the related transactions as if they had occurred on January 1, 2005.

        The unaudited pro forma condensed consolidated balance sheet as of June 30, 2005 gives effect to this offering and the related transactions as if they had occurred on June 30, 2005.

        The pro forma adjustments which give effect to the various events described above are based upon currently available information and certain assumptions and estimates that management believes are reasonable.

        The unaudited pro forma condensed financial information is intended for informational purposes only and does not purport to represent the results of operations that actually would have occurred or that may be obtained in the future if the transactions described had occurred on the assumed dates. In addition, future results may vary significantly from the results reflected in such statements due to general economic conditions, utility prices, labor costs, competition and other factors, many of which are beyond our control. See "Risk Factors". The pro forma financial data may contain financial measures other than those in accordance with GAAP and should not be considered in isolation from or as a substitute for our consolidated historical financial statements.

        The unaudited pro forma condensed financial information should be read in conjunction with "Selected Historical Consolidated Financial Data," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and all the historical financial statements included elsewhere in this prospectus.

        Prior to the completion of this offering, we effected a 138 for one stock split of our outstanding shares of common stock. The stock split will not affect our financial statements other than to the extent it increases the number of outstanding shares and correspondingly decreases per share information.

        Prior to or concurrently with the consummation of this offering, we will amend our 2003 Stock Option Plan to accelerate the schedule for vesting of time-based options, immediately vest all outstanding performance-based options, allow unvested options to be exercised for restricted stock with identical vesting schedules and provide for accelerated vesting of options upon the termination of an optionholder's employment under certain circumstances. We expect to recognize approximately $950,000 of non-cash compensation expense related to the acceleration of vesting schedules. We do not expect to recognize any compensation expense associated with the other amendments noted above. The unaudited pro forma condensed financial information does not give effect to the recognition of non-cash compensation expense related to the acceleration of vesting schedules.

        In addition, the unaudited pro forma condensed statements of operations do not give effect to one-time effects of events that are directly attributable to this offering and the related transactions. These one-time events include the following transactions that will occur concurrently with the consummation of this offering and are not included in the unaudited pro forma condensed statements of operations:

  •
  the write off of debt issuance costs related to our existing credit facilities;

  •
  tender premiums and costs to retire the Reddy Group notes;

  •
  costs to obtain the consent of the holders of the Reddy Holdings notes to amend a defined term in the Reddy Holdings indenture;

  •
  the recognition of a payment to terminate our monitoring and management services agreement; and

  •
  the payment of transaction bonuses.

        Assuming that all of the holders of the Reddy Group notes tender their notes in connection with the tender offer and assuming that all of the holders consent to the amendment to the terms of the Reddy Holdings notes, the charges associated with these one-time events would total $37.3 million on a pro forma basis assuming this offering and the related transactions were consummated on January 1, 2004 and $35.7 million on a pro forma basis assuming this offering and the related transactions were consummated on January 1, 2005.

UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED BALANCE SHEET
As of June 30, 2005
(in thousands)

	Historical Reddy Holdings	Adjustments for this Offering and the Related Transactions		Pro Forma
ASSETS
CURRENT ASSETS:
Cash and equivalents	$3,527	$398,597 (388,955	(a) )(a)	$13,169
Accounts receivable, net	43,740	—		43,740
Inventories	11,334	—		11,334
Prepaid expenses	2,935	—		2,935
Assets held for sale	447	—		447
Deferred tax assets	2,174	—		2,174

Total current assets	64,157	9,642		73,799
PROPERTY AND EQUIPMENT, net	234,787	—		234,787
GOODWILL	214,723	—		214,723
OTHER INTANGIBLE ASSETS, net	89,478	4,444 (10,084	(a) )(b)	83,838
OTHER ASSETS	10	—		10

TOTAL	$603,155	$4,002		$607,157

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term obligations	$1,868	$(1,800	)(a)	$68
Notes payable	53	—		53
Revolving credit facility	20,000	(20,000	)(a)	30,729
		30,729	(a)
Accounts payable	21,428	—		21,428
Accrued expenses	16,454	(83) (5,621)	(a) (a)	10,750

Total current liabilities	59,803	3,225		63,028
LONG-TERM OBLIGATIONS	428,873	240,000 (170,050 (152,000 813	(a) )(a) )(a) (b)	347,636
DEFERRED TAX LIABILITIES, net	33,363	(13,669	)(c)	19,694
STOCKHOLDERS' EQUITY:
Common stock, $.01 par value	139	69 8	(a) (d)	216
Additional paid-in capital	93,001	127,799 (11,901 478 (8)	(a) )(a) (e) (d)	209,369
Unearned compensation	(93)	—		(93)
Accumulated deficit	(11,931)	(20,762	)(f)	(32,693)

Total stockholders' equity	81,116	95,683		176,799

TOTAL	$603,155	$4,002		$607,157

See notes to unaudited pro forma condensed consolidated balance sheet.

NOTES TO UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED BALANCE SHEET
(in thousands)

(a)
Proceeds from this offering, borrowings under our new credit facilities and the retirement of the Reddy Group notes are calculated using the following assumptions:

Proceeds from this offering of common stock(1)	$127,868
Proceeds from borrowings under our new credit facilities(2)	270,729

Total proceeds	$398,597

Less cash used for:
Payment of underwriting fees and discounts	$8,951
Debt to be retired:
Repayment of existing credit facilities(3)
Term loan facility	171,850
Revolving credit facility	20,000
Accrued interest	83
Repurchase of Reddy Group notes(4)	174,893
Fees in connection with this offering(5)	2,950
Debt issuance costs(6)	4,444
Other fees and expenses associated with this offering and the related transactions(7)	5,784

Total uses	$388,955

Additional cash on hand	$9,642

  (1)
  Represents the issuance of 6,911,765 shares of common stock of Reddy Holdings at a price of $18.50 per share ($0.01 par value).

  (2)
  Represents borrowings under our new revolving credit facility of $30,729 and borrowings under our new term loan facility of $240,000.

  (3)
  Balances outstanding under our existing senior credit facilities are as of June 30, 2005.

  (4)
  Assumes all of the Reddy Group notes are repurchased pursuant to the tender offer for Reddy Group's outstanding $152,000 aggregate principal amount of 8 7/8% senior subordinated notes at a price equal to 111.36% of the principal amount tendered, together with accrued but unpaid interest of $5,621 through June 30, 2005.

  (5)
  Does not include underwriting fees and discounts set forth separately above.

  (6)
  Includes costs incurred in connection with our new credit facilities and the consent payment in connection with the proposed amendment of the Reddy Holdings indenture.

  (7)
  Includes fees and expenses associated with the repurchase of the Reddy Group notes (other than the repurchase premiums and consent payments included in the line entitled "Repurchase of Reddy Group notes"), costs related to the amendment to the indenture governing the Reddy Holdings notes, fees in connection with the termination of the monitoring and management services agreement and a cash bonus to the management investors and other employees related to this offering.

(b)
Reflects the write-off of deferred debt costs and original issue discount associated with our existing senior credit facilities and the Reddy Group notes.

(c)
Reflects the tax effect of the payment of the tender premium and costs, costs related to the amendment of the indenture governing the Reddy Holdings notes, the termination of the monitoring and management services agreement, a bonus to the management investors and other employees related to this offering and the write-off of the deferred debt costs and original issue discount discussed in notes (a) and (b).

(d)
Represents the issuance of 808,818 shares of common stock pursuant to the cashless exercise by certain members of management, including certain selling stockholders, of options to purchase 1,329,648 shares of common stock at an average exercise price of approximately $7.25 per share (based on the initial public offering price of $18.50 per share).

(e)
Represents the issuance of 25,817 shares of common stock to be granted to certain employees upon consummation of this offering and the related transactions.

(f)
Reflects the payment of the tender premium and costs, costs related to the amendment to the indenture governing the Reddy Holdings notes, the termination of the monitoring and management services agreement, a bonus to the management investors and other employees related to this offering and the write-off of the deferred debt costs and original issue discount discussed in notes (a) and (b), net of income taxes.

UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2004
(in thousands, except per share amounts)

	Historical Reddy Holdings	Reddy Holdings Senior Discount Note Offering Adjustments		As Adjusted	Adjustments for this Offering and the Related Transactions		Pro Forma
Revenues	$285,727	—		$285,727	—		$285,727
Cost of sales (excluding depreciation)	173,066	—		173,066	—		173,066
Depreciation expense related to cost of sales	17,850	—		17,850	—		17,850

Gross profit	94,811	—		94,811	—		94,811
Operating expenses	36,928	—		36,928	(615	)(d)	36,313
Depreciation and amortization expense	5,335	—		5,335	—		5,335
Loss on disposition of assets	398	—		398	—		398

Income from operations	52,150	—		52,150	615		52,765
Interest expense	25,105	9,327	(a)	34,432	(21,008	)(e)	20,699
					(2,429	)(f)
					9,704	(g)

Income (loss) before taxes	27,045	(9,327)		17,718	14,348		32,066
Income tax benefit (expense)	(10,494)	3,619	(b)	(6,875)	(5,567	)(b)	(12,442)

Net income (loss)	16,551	(5,708)		10,843	8,781		19,624
Preferred dividends	(10,583)	10,583	(c)	—	—		—

Net income available to common stockholders	$5,968	$4,875		$10,843	$8,781		$19,624

Basic net income per share:
Net income available to common stockholders	$0.44	n/a		$0.79	n/a		$0.91	(h)

Weighted average shares	13,675	n/a		13,675	n/a		21,681	(h)

Diluted net income per share
Net income available to common stockholders	$0.44	n/a		$0.79	n/a		$0.91	(h)

Weighted average shares	13,703	n/a		13,703	n/a		21,681	(h)

See notes to unaudited pro forma condensed consolidated statements of operations.

UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED STATEMENT OF OPERATIONS
For the Six Months Ended June 30, 2005
(in thousands, except per share amounts)

	Historical Reddy Holdings	Adjustments for this Offering and the Related Transactions		Pro Forma
Revenues	$132,367	—		$132,367
Cost of sales (excluding depreciation)	84,778	—		84,778
Depreciation expense related to cost of sales	9,475	—		9,475

Gross profit	38,114	—		38,114
Operating expenses	18,134	(320	)(d)	17,814
Depreciation and amortization expense	2,867	—		2,867
Loss on disposition of assets	187	—		187
Impairment of assets	5,725	—		5,725

Income (loss) from operations	11,201	(320)		11,521
Interest expense	19,137	(12,043 (1,258 6,752	)(e) )(f) (g)	12,588

Income (loss) before taxes	(7,936)	6,869		(1,067)
Income tax benefit (expense)	3,151	(2,728	)(b)	423

Net income (loss)	(4,785)	4,141		(644)
Preferred dividends	—	—		—

Net income (loss) available to common stockholders	$(4,785)	$4,141		$(644)

Basic and diluted net loss per share:
Net loss available to common stockholders	$(0.35)	n/a		$(0.03	)(h)

Weighted average shares	13,832	n/a		21,681	(h)

See notes to unaudited pro forma condensed consolidated statements of operations.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

  (a)
  Represents additional interest expense related to the issuance of the Reddy Holdings notes and amortization of debt issue costs related to the issuance of such notes.

Year Ended December 31, 2004
Pro forma interest expense:
Reddy Holdings notes	$8,912
Amortization of debt issue costs	415

Total	$9,327

  (b)
  Represents the tax effects of the expenses incurred in connection with the issuance of the Reddy Holdings notes or this offering of common stock and the related transactions.

  (c)
  Reflects the elimination of the preferred dividends on Reddy Holdings' series A preferred stock due to the redemption of such preferred stock on October 27, 2004 and November 6, 2004.

  (d)
  Reflects the elimination of management fees payable to the Sponsors subsequent to this offering.

  (e)
  Reflects the elimination of interest expense associated with our existing revolving credit facility, term loans and the Reddy Group notes.

  (f)
  Reflects the elimination of amortization of deferred debt costs and amortization of original issue discount associated with our existing credit facilities and the Reddy Group notes.

  (g)
  Represents additional interest expense related to our new credit facilities and amortization of debt issuance costs related to such facilities, as well as additional amortization related to debt issuance costs incurred in connection with the amendment to the Reddy Holdings indenture.

	Year Ended December 31, 2004	Six Months Ended June 30, 2005
Pro forma interest expense:
Revolving credit facility	$1,011	$722
Term loan facility	7,905	5,634
Amortization of debt issuance costs	788	396

Total	$9,704	$6,752

  (h)
  Pro forma weighted average shares and basic and diluted net income (loss) per share assume that the shares of common stock resulting from the 138 for one stock split of our outstanding shares of common stock prior to this offering, the 808,818 shares of common stock to be issued pursuant to cashless exercises by management and certain directors of options to purchase common stock, the 25,817 shares of common stock to be granted to certain employees upon consummation of this offering and the related transactions and the 6,911,765 shares of common stock offered by us in this offering were outstanding for the year ended December 31, 2004 and the six months ended June 30, 2005.

        Borrowings under our new revolving credit facility will bear interest at LIBOR plus 1.75%. LIBOR was assumed to be 1.54% during the year ended December 31, 2004 and 2.95% during the six months ended June 30, 2005. These rates are the average of the month-end 30-day LIBOR rates for the indicated periods, based on published sources. The terms of our credit facilities are and will be based on LIBOR rates. Each one-eighth percent change in the interest rate on our new revolving credit facility would increase the pro forma interest expense by $338 for the year ended December 31, 2004 and $169 for the six months ended June 30, 2005.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following table sets forth, for the periods and dates indicated, selected historical financial data of Reddy Holdings. Reddy Holdings and its wholly owned subsidiary Cube were formed on May 8, 2003 for the purpose of acquiring Packaged Ice and effecting certain capital transactions in connection with such acquisition. On August 15, 2003 Cube merged with and into Packaged Ice, with Packaged Ice being the surviving corporation. In connection with the merger Packaged Ice was renamed Reddy Group. Reddy Holdings and Cube conducted no operations during the period from May 8, 2003 through August 14, 2003. In the Selected Historical Consolidated Financial Data, "Successor" refers to Reddy Holdings and its subsidiaries while "Predecessor" refers to pre-merger Reddy Group and its subsidiaries, which was then known as "Packaged Ice, Inc."

        Our selected historical financial data as of December 31, 2004 and 2003, for the period from May 8, 2003 through December 31, 2003 and for the year ended December 31, 2004 have been derived from the audited financial statements of the Successor included elsewhere in this prospectus. Our selected historical financial data for the period from January 1, 2003 through August 14, 2003 and the year ended December 31, 2002 have been derived from the audited financial statements of the Predecessor included elsewhere in this prospectus. The selected historical financial data as of December 31, 2002, 2001 and 2000 and for the years ended December 31, 2001 and 2000 have been derived from the financial statements of the Predecessor for such years, which are not included in this prospectus. Our selected historical financial data as of June 30, 2005 and for the six-month periods ended June 30, 2005 and June 30, 2004 have been derived from the unaudited condensed financial statements of the Successor included elsewhere in this prospectus. The unaudited condensed financial statements as of June 30, 2005 and for the six months ended June 30, 2005 and 2004 include all adjustments that are, in the opinion of management, necessary for a fair presentation of our financial position and results of operations for the period presented. Operating results for the six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the entire year.

        The information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and all the historical financial statements included elsewhere in this prospectus.

	Predecessor			Predecessor	Successor	Successor	Successor	Successor
					May 8, 2003 (Date of Inception) to December 31, 2003(1)
	Year Ended December 31,
				January 1, 2003 to August 14, 2003(1)		Year Ended December 31, 2004	Six Months Ended June 30, 2004(1)	Six Months Ended June 30, 2005
	2000(1)	2001(1)	2002(1)
	(in thousands, except per share amounts)
Operating Data:
Revenues:
Ice products	$224,034	$223,019	$216,654	$139,618	$79,954	$268,319	$117,522	$125,576
Non-ice products and operations	20,010	21,228	19,006	11,651	6,965	17,408	8,387	6,791

Total	$244,044	$244,247	$235,660	$151,269	$86,919	$285,727	$125,909	$132,367
Cost of sales (excluding depreciation)	149,889	156,434	144,852	91,642	52,732	173,066	78,357	84,778
Depreciation expense related to cost of sales	18,793	19,283	18,567	10,881	5,883	17,850	9,126	9,475
Gross profit	75,362	68,530	72,241	48,746	28,304	94,811	38,426	38,114
Operating expenses	37,139	37,372	33,739	18,598	13,430	36,928	17,097	18,134
Depreciation and amortization expense	9,838	14,533	6,137	3,647	1,733	5,335	2,152	2,867
Loss (gain) on disposition of assets	—	(49)	4,345	(11)	—	398	—	187
Impairment of assets	—	—	7,363	—	—	—	—	5,725
Other income, net	17	19	161	116	—	—	—	—
Gain on extinguishment of debt	—	—	2,494	—	—	—	—	—
Interest expense	(32,470)	(36,686)	(34,870)	(21,063)	(10,370)	(25,105)	(13,246)	(19,137)
Income tax benefit (expense)	—	—	—	—	(1,053)	(10,494)	(2,254)	3,151
Cumulative effect of change in accounting principle(2)	—	—	(73,230)	—	—	—	—	—

Net income (loss)	(4,068)	(19,993)	(84,788)	5,565	1,718	16,551	3,677	(4,785)

Net income (loss) available to common stockholders	$(7,202)	$(23,451)	$(88,598)	$2,999	$(2,713)	$5,968	$(2,625)	$(4,785)

Basic net income (loss) per share(3):
Net income (loss) available to common stockholders before cumulative effect of change in accounting principle	$(0.37)	$(1.19)	$(0.76)	$0.15	$(0.35)	$0.44	$(0.19)	$(0.35)
Cumulative effect of change in accounting principle	—	—	(3.64)	—	—	—	—	—

Net income (loss) available to common stockholders	$(0.37)	$(1.19)	$(4.40)	$0.15	$(0.35)	$0.44	$(0.19)	$(0.35)

Weighted average common shares outstanding	19,340	19,756	20,157	20,159	7,858	13,675	13,669	13,832

Diluted net income (loss) per share(3):
Net income (loss) available to common stockholders before cumulative effect of change in accounting principle	$(0.37)	$(1.19)	$(0.76)	$0.14	$(0.35)	$0.44	$(0.19)	$(0.35)
Cumulative effect of change in accounting principle	—	—	(3.64)	—	—	—	—	—

Net income (loss) available to common stockholders	$(0.37)	$(1.19)	$(4.40)	$0.14	$(0.35)	$0.44	$(0.19)	$(0.35)

Weighted average common shares outstanding	19,340	19,756	20,157	20,808	7,858	13,703	13,669	13,832

Balance Sheet Data:
Total cash and cash equivalents and restricted cash(4)	$1,027	$16,913	$6,500		$12,801	$4,478		$3,527
Working capital(5)	1,114	(4,234)	(6,079)		7,651	2,208		4,354
Total assets	470,660	460,784	347,573		614,336	588,620		603,155
Total debt	332,270	332,667	305,214		330,947	437,066		450,794
Total stockholders' equity (deficit)	75,369	52,477	(37,149)		191,318	82,933		81,116
Other Financial Data:
Net cash provided by (used in):
Cash flows—operating activities	$19,102	$19,153	$32,690	$(4,846)	$30,092	$47,786	$964	$220
Cash flows—investing activities	(29,368)	(7,602)	(11,595)	(6,612)	(206,128)	(30,205)	(11,043)	(11,195)
Cash flows—financing activities	7,674	(2,365)	(24,808)	11,664	188,837	(25,904)	3,833	10,024
Capital expenditures(6)	23,165	16,510	14,403	7,848	13,721	15,988	7,956	11,636
Proceeds from dispositions	1,967	10,968	3,378	1,236	311	2,657	2,183	441

(1)
The presentation of certain items in the consolidated statements of operations has been adjusted as a result of the restatement of our historical financial statements as discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in Note 18 to the audited consolidated financial statements and Note 13 to the unaudited condensed consolidated financial statements, in each case included elsewhere in this prospectus.
(2)
Effective January 1, 2002, we adopted SFAS No. 142, Accounting for Goodwill and Other Intangible Assets, which provides that goodwill and other intangible assets with indefinite lives shall not be amortized and shall be tested for impairment of value on an annual basis. In connection with the adoption of SFAS No. 142, we recorded an impairment of goodwill of $73.2 million, based on an independent appraisal, as a cumulative effect of change in accounting principle as of January 1, 2002.
(3)
Net income (loss) per share is calculated by dividing net income (loss) by the weighted average common shares outstanding. Weighted average common shares outstanding for the historical periods beginning with the period from May 8, 2003 to December 31, 2003 reflects the 138 for one stock split of our outstanding shares of common stock that was effected prior to the completion of this offering.
(4)
Includes restricted cash of $6.7 million at December 31, 2001, which was used to collateralize outstanding standby letters of credit.
(5)
Working capital is defined as current assets less current liabilities.
(6)
Excludes the costs of acquisitions. Capital expenditures for the period May 8, 2003 (Date of Inception) to December 31, 2003 include $10.5 million related to the purchase of leased equipment.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion summarizes the significant factors affecting our results of operations and financial condition during the six month periods ended June 30, 2005 and June 30, 2004 and the three year period ended December 31, 2004. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in "Forward-Looking Statements," "Risk Factors" and elsewhere in this prospectus. You should read the following discussion with "Unaudited Pro Forma Condensed Financial Information," "Selected Historical Consolidated Financial Data" and all the historical financial statements included elsewhere in this prospectus.

Overview

        We are the largest manufacturer and distributor of packaged ice in the United States and currently serve approximately 82,000 customer locations in 31 states and the District of Columbia. We operate in two business segments—ice products and non-ice products and operations. Ice products accounted for approximately 92% of revenues in the twelve months ended December 31, 2003, 94% of revenues in the year ended December 31, 2004, 95% of revenues in the six months ended June 30, 2005 and 93% of revenues in the six months ended June 30, 2004. Our ice products business segment consists of:

  •
  the traditional manufacture and delivery of ice from a central point of production to the point of sale; and

  •
  the installation and operation of The Ice Factory, our proprietary equipment located in our customers' high volume locations that produces, packages and stores ice through an automated, self-contained system.

        Our other business segment, non-ice products and operations, consists of refrigerated warehousing for third parties and the manufacture and sale of bottled water.

        Seasonality.    Our results of operations are highly seasonal, characterized by peak demand during the warmer months of May through September, with an extended peak selling season in the southern United States. As a result of this seasonality and the fixed costs in our business, the proportion of revenues earned in our ice and non-ice business segments and the ratio of costs to revenues in any given quarter are not necessarily indicative of the ratios for a full year. Revenues within specific markets can also be affected by weather conditions, with cool or rainy weather negatively impacting demand and extremely hot weather increasing our costs as we respond to excess customer demand for our products. Approximately 68%, 66% and 68% of our revenues occurred during the second and third calendar quarters in 2004, 2003 and 2002, respectively. The decrease in 2003 was primarily due to the timing of our 2003 acquisitions, which occurred in the fourth quarter of 2003. As a result of seasonal revenue declines and a less than proportional decline in expenses during the first and fourth quarters, we typically experience lower profit margins resulting in losses during these periods. In addition, because a significant portion of our annual sales are generated during the second and third calendar quarters, our annual results of operations may fluctuate significantly if the weather during these periods is cool or rainy. For additional information concerning the impact of seasonality on our results of operations, see "—General Economic Trends and Seasonality".

        Predecessor and Successor.    On August 15, 2003, Packaged Ice, Inc. merged with Cube Acquisition Corp., a wholly owned subsidiary of Reddy Ice Holdings, Inc. Packaged Ice was the surviving corporation and became a wholly owned subsidiary of Reddy Holdings, which was established on May 8, 2003. In connection with the merger, Packaged Ice was renamed Reddy Ice Group, Inc. Reddy Holdings and Reddy Group are collectively referred to as the "Successor". Packaged Ice prior to the merger is referred to as the "Predecessor".

        In accordance with GAAP, we have separated our historical financial results for the Predecessor and the Successor. The separate presentation is required under GAAP in situations when there is a change in accounting basis, which occurred when purchase accounting was applied to the acquisition of the Predecessor. Purchase accounting requires that the historical carrying value of assets acquired and liabilities assumed be adjusted to fair value, which may yield results that are not comparable on a period-to-period basis due to the different, and sometimes higher, cost basis associated with the allocation of the purchase price. In addition, at the time of the acquisition of the Predecessor, we experienced changes in our business relationships as a result of the entry into the new employment agreements with members of our management described under "Management," the financing transactions and transactions with our stockholders described under "Certain Relationships and Related Transactions," and the purchase of $9.4 million of leased equipment which was consummated simultaneously with the acquisition of the Predecessor. There were no material changes to the operations or customer relationships of the business as a result of the acquisition of the Predecessor.

        We believe that this separate presentation may impede the ability of users of our financial information to understand our operating and cash flow performance. Consequently, in order to enhance an analysis of our operating results and cash flows, we have presented our operating results and cash flows on a combined basis for the full twelve month period ended December 31, 2003. This combined presentation for the twelve month period ended December 31, 2003 simply represents the mathematical addition of the pre-merger results of operations of the Predecessor for the period from January 1, 2003 to August 14, 2003 and the results of operations of the Successor for the period from May 8, 2003 to December 31, 2003. The Successor conducted no operations from the date of formation of Reddy Holdings and Cube, May 8, 2003, until the merger on August 14, 2003. These combined results are not intended to represent what our operating results would have been had the merger occurred at the beginning of the period. A reconciliation showing the mathematical combination of our operating results for such periods is included herein.

        In evaluating our results of operations and financial performance, our management has used the combined results for the twelve months ended December 31, 2003 as a single measurement period. Due to the highly seasonal nature of our business, we believe that comparisons between full year results for 2004 or 2002 and either the Predecessor's results for the period from January 1, 2003 to August 14, 2003 or the Successor's results for the period from May 8, 2003 to December 31, 2003 are not relevant or helpful to investors. We believe this combined presentation provides relevant information for investors.

        Revenues.    Our revenues primarily represent sales of packaged ice, packaged ice bags for use in our Ice Factory equipment, bottled water and cold storage services. There is no right of return with respect to these products or services. A portion of our revenues also represents fees earned under management agreements for Ice Factories located outside our primary territories that are recognized as earnings under contract terms.

        Cost of Sales (Excluding Depreciation).    Our cost of sales (excluding depreciation) consists of costs related to the manufacture and distribution of our products, including, in particular:

  •
  manufacturing and distribution labor costs;

  •
  raw materials (primarily of polyethylene-based plastic bags);

  •
  product delivery expenses, including fuel and vehicle rental expense related to products delivered by our own distribution network, as well as fees paid to distributors who deliver ice to our customers on our behalf;

  •
  utility expenses (primarily electricity used in connection with the manufacturing, storage and distribution processes); and

  •
  Ice Factory-related costs associated with customer service representatives and machine technicians (note, however, that Ice Factories generally do not increase our plant occupancy, delivery or utility costs).

        Depreciation Expense Related to Cost of Sales and Depreciation and Amortization Expense.    Depreciation and amortization are divided into two line items—depreciation expense related to cost of sales and depreciation and amortization expense. Depreciation expense related to cost of sales consists of depreciation expense for our production and distribution equipment. Depreciation and amortization expense consists of depreciation and amortization expense for our selling, general and administrative functions.

        Operating Expenses.    Our operating expenses are costs associated with selling, general and administrative functions. These costs include executive officers' compensation, office and administrative salaries, insurance, legal and other professional services and costs associated with leasing office space. Labor costs, including associated payroll taxes and benefit costs but excluding non-cash stock-based compensation expense, included in operating expenses represented approximately 7% and 8% of revenues in 2004 and 2003, respectively and approximately 7% and 8% of revenues in the six months ended June 30, 2005 and 2004, respectively.

        Facilities.    At June 30, 2005, we owned or operated 58 ice manufacturing facilities, 53 distribution centers, approximately 79,000 merchandisers (cold storage units installed at customer locations), approximately 3,000 Ice Factories, five refrigerated warehouses and one bottled water plant. As of the same date, we had an aggregate daily ice manufacturing capacity of over 16,000 tons, the equivalent of over 4.5 million seven-pound bags of ice.

        Restatement of Statements of Operations.    In the process of preparing our consolidated financial statements for the year ended December 31, 2004, and in responding to comments from the SEC on this registration statement, we determined that our presentation of "cost of sales" and "gross profit", as previously reported, was not consistent with accounting principles generally accepted in the United States of America.

        Historically, we have not included depreciation expense related to cost of sales as a component of cost of sales and therefore had excluded it from gross profit calculations. Consistent with presentations of other companies in related industries, we are adding the caption "depreciation expense related to cost of sales" above "gross profit" in our consolidated statements of operations. In addition, we are renaming the caption "cost of sales" to "cost of sales (excluding depreciation)" to clarify that depreciation expense attributable to cost of sales is not included in that caption. We have restated the consolidated statements of operations for the six months ended June 30, 2004 (Successor), the period from May 8, 2003 (Date of Inception) to December 31, 2003 (Successor), the period from January 1, 2003 to August 14, 2003 (Predecessor) and the year ended December 31, 2002 (Predecessor) to reclassify $9.1 million, $5.9 million, $10.9 million and $18.6 million, respectively, from "depreciation and amortization expense" to "depreciation expense related to cost of sales", which had the effect of reducing gross profit, but which did not have any effect on income from operations or net income (loss). This restatements does not affect our historical consolidated balance sheets or consolidated statements of cash flows.

        Management's discussion and analysis of our financial condition and results of operations gives effect to the restatement.

Six Months Ended June 30, 2005 Compared to Six Months Ended June 30, 2004

	Six Months Ended June 30,
	2004	2005
	(in thousands)
Consolidated Results
Revenues	$125,909	$132,367
Cost of sales (excluding depreciation)	78,357	84,778
Depreciation expense related to cost of sales	9,126	9,475

Gross profit	38,426	38,114
Operating expenses	17,097	18,134
Depreciation and amortization expense	2,152	2,867
Loss on dispositions of assets	—	187
Impairment of assets	—	5,725

Loss from operations	19,177	11,201
Interest expense	(13,246)	(19,137)

Loss before income taxes	5,931	(7,936)
Income tax benefit (expense)	(2,254)	3,151

Net loss	$3,677	$(4,785)

Ice Operations:
Revenues	$117,522	$125,576
Cost of sales (excluding depreciation)	73,580	80,372
Depreciation expense related to cost of sales	8,589	8,926
Operating expenses	16,203	17,164
Non-Ice Operations:
Revenues	$8,387	$6,791
Cost of sales (excluding depreciation)	4,777	4,406
Depreciation expense related to cost of sales	537	549
Operating expenses	894	970

        Revenues.    Revenues increased $6.5 million from $125.9 million for the six months ended June 30, 2004 to $132.4 million for the six months ended June 30, 2005. This increase was primarily due to the effects of the acquisitions of 11 ice companies made from March 1, 2004 to November 1, 2004 (approximately $3.3 million), changes in terms under which we do business with the majority of our distributors (approximately $2.1 million) and slightly higher average pricing. The modifications to our distributor business occurred mostly in the second quarter of 2004 and resulted in a corresponding increase in cost of sales (excluding depreciation). Partially offsetting these increases in revenues was a $1.6 million decrease in non-ice revenue, primarily due to volume decreases in our cold storage business.

        Cost of Sales (Excluding Depreciation).    Cost of sales (excluding depreciation) increased $6.4 million from $78.4 million for the six months ended June 30, 2004 to $84.8 million for the six months ended June 30, 2005. This increase in cost of sales (excluding depreciation) was primarily due to an additional $2.1 million of costs associated with the ice operations acquired during 2004, a $2.1 million increase in distribution costs related to changes in terms under which we do business with the majority of our distributors, a $0.6 million increase in health insurance costs, and a $2.0 million net increase in other costs, primarily fuel and bag costs (primarily due to market increases in energy prices) and labor costs. Partially offsetting these increases was a $0.4 million reduction of costs in our non-ice operations, primarily labor costs in our cold storage operations related to decreased sales volumes.

The company has put initiatives in place related to health insurance and other insurance lines which are expected to offset a portion, if not all, of the negative insurance impact noted above, which occurred during the first quarter of 2005.

        Labor costs, including associated payroll taxes and benefit costs (including health insurance), accounted for approximately 26% of revenues in the six months ended June 30, 2005 and 2004. Cost of plastic bags represented approximately 7% and 6% of revenues in the six months ended June 30, 2005 and 2004, respectively. Fuel expenses represented approximately 3% of revenues in the six months ended June 30, 2005 and 2004. Expenses for independent third party distribution services represented approximately 6% of revenues in the six months ended June 30, 2005, as compared to 4% of revenues in the same period in 2004. Electricity expense represented approximately 5% of revenues in the six months ended June 30, 2005 as compared to 6% of revenues in the six months ended June 30, 2004.

        Depreciation Expense Related to Cost of Sales.    Depreciation expense related to cost of sales increased $0.3 million from $9.1 million for the six months ended June 30, 2004 to $9.5 million for the six months ended June 30, 2005 as a result of additional depreciation expense associated with new production and distribution equipment placed in service during 2004 and early 2005 and the ice operations acquired in 2004, partially offset by the effect of asset dispositions.

        Operating Expenses.    Operating expenses increased $1.0 million from $17.1 million for the six months ended June 30, 2004 to $18.1 million for the six months ended June 30, 2005. This increase was primarily due to the effects of the ice operations acquired in 2004 (approximately $0.7 million), and increases in non-cash stock-based compensation expense of $0.5 million, partially offset by an aggregate decrease of $0.2 million in other costs (primarily as a result of decreases in accrued incentive compensation and insurance costs other than health insurance, partially offset by increased, professional services and bad debt costs).

        Depreciation and Amortization.    Depreciation and amortization increased $0.7 million from $2.2 million for the six months ended June 30, 2004 to $2.9 million for the six months ended June 30, 2005. This increase was primarily due to additional amortization expense associated with the intangible assets recorded in connection with the acquisitions completed in 2004.

        Impairment of Assets.    Due to the significant reduction in cold storage sales volumes related to a particular customer, we evaluated the goodwill recorded in the cold storage portion of our non-ice business segment in accordance with SFAS No. 142, "Goodwill and Other Intangibles" as of June 30, 2005. As a result of such evaluation, we recorded a non-cash impairment charge of $5.7 million during the three months ended June 30, 2005.

        Interest Expense.    Interest expense increased $5.9 million from $13.2 million for the six months ended June 30, 2004 to $19.1 million for the six months ended June 30, 2005, due to $5.6 million of non-cash interest expense associated with the Reddy Holdings notes and the effects of higher interest rates on our variable rate debt.

Year Ended December 31, 2004 Compared to Twelve Months Ended December 31, 2003

        The following table summarizes our historical results of operations for the periods indicated. The financial data for the combined twelve month period ended December 31, 2003 represents the mathematical addition of the pre-merger results of operations of the Predecessor for the period from January 1, 2003 to August 14, 2003 and the results of operations of the Successor for the period from May 8, 2003 to December 31, 2003. The discussion of our results of operations which follows is based upon the combined twelve month period ended December 31, 2003.

        See "—Overview—Predecessor and Successor" above for a discussion of the use of financial information for the combined twelve month period ended December 31, 2003.

	Predecessor	Successor	Non-GAAP Combined	Successor
	January 1 to August 14, 2003	May 8, 2003 (Date of Inception) to December 31, 2003	Twelve Months Ended December 31, 2003	Year Ended December 31, 2004
	(dollars in thousands)
Consolidated Results:
Revenues	$151,269	$86,919	$238,188	$285,727
Cost of sales (excluding depreciation)	91,642	52,732	144,374	173,066
Depreciation expense related to cost of sales	10,881	5,883	16,764	17,850

Gross profit	48,746	28,304	77,050	94,811
Operating expenses	18,598	13,430	32,028	36,928
Depreciation and amortization expense	3,647	1,733	5,380	5,335
Loss (gain) on disposition of assets	(11)	—	(11)	398

Income from operations	26,512	13,141	39,653	52,150
Other income, net	116	—	116	—
Interest expense	(21,063)	(10,370)	(31,433)	(25,105)

Income before income taxes	5,565	2,771	8,336	27,045
Income tax expense	—	1,053	1,053	10,494

Net income	$5,565	$1,718	$7,283	$16,551

Ice Operations:
Revenues	$139,618	$79,954	$219,572	$268,319
Cost of sales (excluding depreciation)	84,384	48,867	133,251	162,811
Depreciation expense related to cost of sales	10,475	5,500	15,975	16,769
Operating expenses	17,051	12,509	29,560	35,040
Non-Ice Operations:
Revenues	$11,651	$6,965	$18,616	$17,408
Cost of sales (excluding depreciation)	7,258	3,865	11,123	10,255
Depreciation expense related to cost of sales	406	383	789	1,081
Operating expenses	1,547	921	2,468	1,888

        Revenues.    Revenues increased $47.5 million from $238.2 million for the twelve months ended December 31, 2003 to $285.8 million for the year ended December 31, 2004. Approximately $38.0 million of the increase was due to our 2003 acquisitions, including Triangle in November 2003, and the 11 acquisitions consummated in 2004. Approximately $5.5 million of the increase was due to changes in the terms under which we do business with the majority of our distributors. These modifications to the distributor business occurred mostly in the second quarter of 2004 and also resulted in a corresponding increase in cost of sales (excluding depreciation). The remainder of the increase in revenues from ice businesses resulted primarily from higher average selling prices. Revenues in non-ice businesses decreased by $1.2 million, largely due to volume decreases in the cold storage operations.

        Cost of Sales (Excluding Depreciation).    Cost of sales (excluding depreciation) increased $28.7 million from $144.4 million for the twelve months ended December 31, 2003 to $173.1 million for the year ended December 31, 2004. As a percentage of revenues, cost of sales (excluding depreciation) remained constant at 60.6%. The increase in cost of sales (excluding depreciation) was primarily due to approximately $21.0 million of additional costs associated with acquired operations, $5.5 million of additional costs resulting from the changes in the terms under which we do business with the majority of our distributors as described above and approximately $5.1 million of increased fuel, bag and electricity costs related to market increases in the price of energy. These increases were partially offset by a reduction of $2.9 million in equipment leasing costs resulting from asset purchases in the last half of 2003. Labor costs, including associated payroll taxes and benefit costs included in cost of sales (excluding depreciation), accounted for approximately 25% of revenues in each of the year ended December 31, 2004 and the twelve months ended December 31, 2003. Cost of plastic bags represented approximately 6% of revenues in each of the year ended December 31, 2004 and the twelve months ended December 31, 2003. Fuel expenses represented approximately 3% of revenues in the year ended December 31, 2004, as compared to 2% in the twelve months ended December 31, 2003. Expenses for independent third party distribution services represented approximately 5% of revenues in the year ended December 31, 2004, as compared to 4% of revenues in the twelve months ended December 31, 2003. Electricity expense represented approximately 6% of revenues in each of the year ended December 31, 2004 and the twelve months ended December 31, 2003.

        Depreciation Expense Related to Cost of Sales.    Depreciation expense related to cost of sales increased by $1.1 million from $16.8 million for the twelve months ended December 31, 2003 to $17.9 million for the year ended December 31, 2004, primarily as a result of depreciation of production and distribution equipment acquired in connection with the acquisitions consummated in the last quarter of 2003 and in 2004. This increase was partially offset by the effects of the revaluation of our property and equipment that resulted from the application of purchase accounting in connection with the merger on August 15, 2003.

        Operating Expenses.    Operating expenses increased $4.9 million from $32.0 million for the twelve months ended December 31, 2003 to $36.9 million for the year ended December 31, 2004. As a percentage of revenues, operating expenses decreased from 13.4% for the twelve months ended December 31, 2003 to 12.9% for the year ended December 31, 2004. The increase in operating expenses was primarily due to $3.2 million of expenses associated with acquired businesses and $1.5 million of expenses incurred in the fourth quarter of 2004 in connection with the redemption of our preferred stock and payment of accrued dividends thereon and the payment of a dividend on our common stock. Partially offsetting these increases was a $0.6 million decrease in operating expenses in our non-ice businesses, primarily due to headcount reductions in our cold storage operations.

        Depreciation and Amortization.    Depreciation and amortization expense decreased from $5.38 million for the twelve months ended December 31, 2003 to $5.35 million for the year ended December 31, 2004, primarily due to the revaluation of our property and equipment in connection with the merger on August 15, 2003, partially offset by additional amortization expense associated with intangible assets recorded in connection with the acquisitions we have completed since the fourth quarter of 2003 and in 2004.

        Interest Expense.    Interest expense decreased $6.3 million from $31.4 million for the twelve months ended December 31, 2003 to $25.1 million for the year ended December 31, 2004. The decrease was primarily due to the effects of the refinancing of our debt on August 15, 2003, which resulted in lower average interest rates and a $3.4 million non-cash credit to interest expense in the fourth quarter of 2004 related to the expiration of our interest rate collar agreement. These decreases were partially offset by a $2.0 million increase in non-cash interest expense associated with the Reddy Holdings notes issued on October 27, 2004.

Twelve Months Ended December 31, 2003 Compared to Year Ended December 31, 2002

        The following table summarizes our historical results of operations for the periods indicated. The financial data for the combined twelve month period ended December 31, 2003 represents the mathematical addition of the pre-merger results of operations of the Predecessor for the period from January 1, 2003 to August 14, 2003 and the results of operations of the Successor for the period from May 8, 2003 to December 31, 2003. The discussion of our results of operations which follows is based upon the combined twelve month period ended December 31, 2003.

        See "—Overview—Predecessor and Successor" above for a discussion of the use of financial information for the combined twelve month period ended December 31, 2003.

	Predecessor	Predecessor	Successor	Non-GAAP Combined
	Year Ended December 31, 2002	January 1 to August 14, 2003	May 8, 2003 (Date of Inception) to December 31, 2003	Twelve Months Ended December 31, 2003
		(dollars in thousands)
Consolidated Results:
Revenues	$235,660	$151,269	$86,919	$238,188
Cost of sales (excluding depreciation)	144,852	91,642	52,732	144,374
Depreciation expense related to cost of sales	18,567	10,881	5,883	16,764

Gross profit	72,241	48,746	28,304	77,050
Operating expenses	33,739	18,598	13,430	32,028
Depreciation and amortization expense	6,137	3,647	1,733	5,380
Loss (gain) on disposition of assets	4,345	(11)	—	(11)
Impairment of assets	7,363	—	—	—

Income from operations	20,657	26,512	13,141	39,653
Other income, net	161	116	—	116
Gain on extinguishment of debt	2,494	—	—	—
Interest expense	(34,870)	(21,063)	(10,370)	(31,433)

Income (loss) before taxes and cumulative effect of change in accounting principle	(11,558)	5,565	2,771	8,336
Income tax expense	—	—	1,053	1,053

Net income (loss) before cumulative effect of change in accounting principle	(11,558)	5,565	1,718	7,283
Cumulative effect of change in accounting principle	(73,230)	—	—	—

Net income (loss)	$(84,788)	$5,565	$1,718	$7,283

Ice Operations:
Revenues	$216,654	$139,618	$79,954	$219,572
Cost of sales (excluding depreciation)	131,592	84,384	48,867	133,251
Depreciation expense related to cost of sales	17,895	10,475	5,500	15,975
Operating expenses	31,127	17,051	12,509	29,560
Non-Ice Operations:
Revenues	$19,006	$11,651	$6,965	$18,616
Cost of sales (excluding depreciation)	13,260	7,258	3,865	11,123
Depreciation expense related to cost of sales	672	406	383	789
Operating expenses	2,612	1,547	921	2,468

        Revenues.    Revenues increased $2.5 million from $235.7 million for the twelve months ended December 31, 2002 to $238.2 million for the year ended December 31, 2003. The increase was primarily due to our 2003 acquisitions, including Triangle in November 2003. The acquisitions provided additional revenue of $3.9 million, which was partially offset by a decline of $1.4 million in existing businesses, primarily in our ice segment. The decline in ice revenues was primarily related to reduced volume in sales caused by adverse weather conditions in certain of our significant markets, particularly in the eastern United States during the first six months of 2003. Weather patterns and volume sales returned to more historical levels in the last six months of 2003. The decline in volume sales was partially offset by increased average selling prices.

        Cost of Sales (Excluding Depreciation).    Cost of sales (excluding depreciation) decreased $0.5 million from $144.9 million for the year ended December 31, 2002 to $144.4 million for the twelve months ended December 31, 2003. As a percentage of revenues, cost of sales (excluding depreciation) decreased from 61.5% for the year ended December 31, 2002 to 60.6% for the twelve months ended December 31, 2003. The decrease in cost of sales (excluding depreciation) and the decrease in the relative percentage was attributable primarily to reduced sales volume in our ice business and reduced costs in our non-ice operations due to headcount reductions. Partially offsetting these decreases were additional costs of $2.5 million attributable to the operations of the businesses we acquired in 2003 from their respective dates of acquisition.

        Depreciation Expense Related to Cost of Sales.    Depreciation expense related to cost of sales decreased by $1.8 million, primarily due to the revaluation of our property and equipment that resulted from the application of purchase accounting in connection with the merger on August 15, 2003.

        Operating Expenses.    Operating expenses decreased $1.7 million from $33.7 million for the year ended December 31, 2002 to $32.0 million for the twelve months ended December 31, 2003. As a percentage of revenues, operating expenses decreased from 14.3% for the year ended December 31, 2002 to 13.4% for the twelve months ended December 31, 2003. The decrease was due to reduced incentive compensation expense of $1.7 million related to the company's overall financial performance and reduced expenses associated with legal and other professional services. Partially offsetting these decreases were $0.6 million of costs attributable to the operations of the businesses we acquired in 2003 from their respective dates of acquisition.

        Depreciation and Amortization.    Depreciation and amortization expense decreased $0.8 million from $6.1 million for the year ended December 31, 2002 to $5.3 million for the twelve months ended December 31, 2003. The decrease was primarily due to the revaluation of our property and equipment that resulted from the application of purchase accounting in connection with the merger on August 15, 2003.

        Impairment of Assets.    During the year ended December 31, 2002, we recorded two non-cash charges to impair assets which totaled $7.4 million. First, we reclassified certain excess real estate as "Assets Held for Sale" and recorded a non-cash charge of $3.3 million to reduce their carrying value to their estimated fair value. Secondly, we evaluated our goodwill as of December 31, 2002 in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," and as a result recorded an impairment charge of $4.1 million related to our bottled water and cold storage operations. There were no similar charges in 2003.

        Gain on Extinguishment of Debt.    During the year ended December 31, 2002, we repurchased and retired 9 3/4% senior notes with a total par value of $15.0 million, which resulted in a gain on extinguishment of debt of $2.5 million. There were no extinguishments of debt in 2003.

        Interest Expense.    Interest expense decreased $3.4 million from $34.9 million for the year ended December 31, 2002 to $31.4 million for the twelve months ended December 31, 2003. The decrease was primarily due to (i) lower average outstanding borrowings under our existing credit facilities and reduced outstanding principal balances of our 9 3/4% senior notes during the period January 1, 2003 through August 14, 2003 and (ii) the effects of the refinancing of our debt on August 15, 2003. In connection with the merger, all of our prior debt was repaid and new debt was incurred. As a result of our new structure and the equity contributions made by our stockholders, the new debt that we incurred in connection with the acquisition had a lower total principal balance and significantly lower interest rates than our prior debt.

        Cumulative Effect of Change in Accounting Principle.    On January 1, 2002, the Predecessor adopted SFAS No. 142, "Goodwill and Other Intangible Assets". Adoption of this statement resulted in a charge to net income of $73.2 million (net of $0 tax). The allocation of the charge to the ice and non-ice segments was $70.1 million and $3.1 million, respectively.

Liquidity and Capital Resources

        We intend to fund our ongoing capital and working capital requirements as well as debt service, including our internal growth and acquisitions, through a combination of cash flows from operations and borrowings under our new credit facilities.

  Historical

        We generate cash from the sale of packaged ice through traditional delivery methods, by which we manufacture, package and store ice at a central facility and transport it to our customers' retail locations when needed, and through Ice Factories, which manufacture, package and store ice in our customers' retail locations. Our primary uses of cash are (a) cost of sales, (b) operating expenses, (c) debt service, (d) capital expenditures related to replacing and modernizing the capital equipment in our traditional ice plants and acquiring and installing additional Ice Factories and (e) acquisitions. Historically, we have financed our capital and working capital requirements, including our acquisitions, through a combination of cash flows from operations, borrowings under our revolving credit facilities and operating leases.

        Our ability to generate cash from our operations is subject to weather, general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. As a result, we cannot assure you that our business will generate sufficient cash flow from operations in amounts sufficient to enable us to pay dividends or service our debt and to fund our other liquidity needs. If we do not have sufficient liquidity, we will have to take actions such as reducing or delaying strategic acquisitions, investments and joint ventures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We cannot assure you that any of these remedies could, if necessary, be effected on commercially reasonable terms, or at all. In addition, the terms of existing or future debt instruments, including the terms of the credit agreement governing our new credit facilities and the Reddy Holdings indenture, may restrict us from adopting some of these alternatives.

        During 2004, capital expenditures totaled $16.0 million. As we have consolidated acquisitions into the existing company infrastructure, we have identified non-core and excess assets which can be disposed of. From time to time, we also dispose of other assets which are no longer useful in our operations. As a result of dispositions of these non-core and excess assets, we realized proceeds of approximately $2.7 million in 2004. Our net capital expenditures in 2004 were $13.3 million. During the six months ended June 30, 2005, capital expenditures totaled $11.6 million. As a result of dispositions of non-core and excess assets, we realized proceeds of approximately $0.4 million in the six months ended June 30, 2005 and, as a result, our net capital expenditures in the six months ended June 30, 2005 were $11.2 million.

        In 2004, we completed the acquisition of 11 small ice companies for a total cash purchase price of approximately $16.9 million, including direct acquisition costs of $0.5 million. Although we did not make any acquisitions in the six months ended June 30, 2005, we will continue to evaluate acquisition opportunities as they become available. In conjunction with these evaluations, we will consider our liquidity, availability under our existing revolving credit facility and, following the consummation of this offering, our new credit facilities, mandatory principal repayments under our debt agreements and availability of other capital resources.

  Cash Flows for the Six Months Ended June 30, 2005 and 2004

        Net cash provided by operating activities was $0.2 million and $1.0 million in the six months ended June 30, 2005 and 2004, respectively. As the change in working capital is consistent from period to period, the decrease in net cash provided by operating activities from 2004 to 2005 is due to the decrease in net income of $8.5 million, offset by net increases in non-cash expenses such as depreciation and amortization, amortization of debt issue costs and impairment of assets.

        Net cash used in investing activities was $11.2 million and $11.0 million in the six months ended June 30, 2005 and 2004, respectively. The increase in net cash used in investing activities from 2004 to 2005 was due to an increase in property and equipment additions of $3.7 million, primarily related to the timing of our budgeted capital expenditures in 2005 as compared with 2004, and a decrease of $1.7 million in proceeds from dispositions, partially offset by a $5.3 million reduction in the cost of acquisitions. In the six months ended June 30, 2004, we completed six acquisitions for $5.3 million. We did not complete any acquisitions in the six months ended June 30, 2005.

        Net cash provided by financing activities was $10.0 million and $3.8 million in the six months ended June 30, 2005 and 2004, respectively. The increase is due to a $9.3 million increase in net borrowings under our revolving credit facility and the receipt of $1.8 million of proceeds from the exercise of employee stock options in the six months ended June 30, 2005, offset by a $5.4 million increase in repayments of debt, primarily due to a $5.0 million voluntary prepayment of term loans under our credit facility made during the six months ended June 30, 2005.

  Cash Flows for the Year Ended December 31, 2004, the Twelve Months Ended December 31, 2003 and the Year Ended December 31, 2002

        The following table summarizes our historical cash flows. The cash flow data for the combined twelve month period ended December 31, 2003 represents the mathematical addition of the pre-merger cash flows of the Predecessor for the period from January 1, 2003 to August 14, 2003 and the cash flows of the Successor for the period from May 8, 2003 to December 31, 2003. The discussion of our historical cash flows which follows is based upon the combined twelve month period ended December 31, 2003.

        See "—Overview—Predecessor and Successor" above for a discussion of the use of financial information for the combined twelve month period ended December 31, 2003.

	Predecessor	Predecessor	Successor	Non-GAAP Combined	Successor
	Year Ended December 31, 2002	January 1 to August 14, 2003	May 8, 2003 (Date of Inception) to December 31, 2003	Twelve Months Ended December 31, 2003	Year Ended December 31, 2004
	(dollars in thousands)
Net cash provided by (used in):
Operating activities	$32,690	$(4,846)	$30,092	$25,246	$47,786
Investing activities	(11,595)	(6,612)	(206,128)	(212,740)	(30,205)
Financing activities	(24,808)	11,664	188,837	200,501	(25,904)

        Net cash provided by operating activities was $47.8 million, $25.2 million and $32.7 million in 2004, 2003 and 2002, respectively. The increase from 2003 to 2004 was primarily due to a $18.7 million increase in income before taxes, which was the result of additional income from acquired operations, reduced operating lease costs due to the purchase of certain leased assets in 2003 and reduced cash interest expense as a result of the refinancing of our debt in August 2003. The decrease in cash provided by operations from 2002 to 2003 was due to a $16.5 million reduction in cash provided by changes in working capital and the release of restricted cash, offset by an improvement of $8.2 million in income before taxes, excluding gains or losses on dispositions of assets and asset impairment charges.

        Net cash used in investing activities was $30.2 million, $212.7 million and $11.6 million in 2004, 2003 and 2002, respectively. Net cash used in investing activities in 2004 was composed of net capital expenditures of $13.3 million and cash used for 11 small acquisitions of $16.9 million. Net cash used in investing activities in 2003 was composed principally of cash used for acquisitions of $192.7 million, including for the acquisitions of Packaged Ice and Triangle, and net capital expenditures of $20.0 million. Net cash used in investing activities in 2002 was primarily composed of net capital expenditures of $11.0 million.

        Net cash used by financing activities was $25.9 million in 2004, as compared to cash provided by financing activities of $200.5 million in 2003 and net cash used by financing activities of $24.8 million in 2002. The use of cash in 2004 was caused primarily by the redemption of our preferred stock for $114.2 million and the payment of a common dividend of $10.4 million in the fourth quarter of 2004, which was partially offset by $100.2 million of cash raised from the offering of the Reddy Holdings notes. In 2003, the net cash provided by financing activities was primarily the result of net equity contributions from our new owners as they recapitalized our Company. The net cash used in investing activities in 2002 was due to the reduction of the outstanding balance on our revolving credit facility and the repurchase and retirement of a portion of our 9 3/4% senior notes that were outstanding at that time.

        Long-term Debt and Other Obligations

        Overview.    At June 30, 2005, we had approximately $450.8 million of total debt outstanding as follows:

  •
  $107.4 million of Reddy Holdings' 10 1/2% senior discount notes due 2012 (net of unamortized discount of $43.6 million);

  •
  $151.2 million of Reddy Group's 8 7/8% senior subordinated notes due August 1, 2011 (net of unamortized discount of $0.8 million);

  •
  $171.9 million of outstanding term loans under our existing credit facilities which matures on August 15, 2009;

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  $20.0 million of outstanding revolving credit facility balances under our existing credit facilities which matures on August 15, 2008; and

  •
  $0.3 million of other debt.

      Reddy Holdings Notes

        On October 27, 2004, Reddy Holdings issued $151.0 million aggregate principal amount at maturity of 10 1/2% Senior Discount Notes due 2012 in a private placement offering pursuant to an exemption from registration under the Securities Act of 1933. The Reddy Holdings notes were sold at 66.333% of the stated principal amount, which resulted in gross proceeds of $100.2 million. Reddy Holdings used the net proceeds of that offering, together with a dividend of approximately $28.4 million from Reddy Group, to redeem all of Reddy Holdings' existing series A preferred stock for approximately $99.2 million, to pay accumulated dividends on such stock as of the date of redemption in the amount of approximately $15.0 million and to pay a dividend of approximately $10.4 million to its common stockholders. In connection with these transactions, Reddy Group made a special transaction payment of approximately $1.2 million in the aggregate to certain members of management and certain directors. In connection with the offering of the Reddy Holdings notes and the related transactions, we amended our existing credit agreement.

        Each Reddy Holdings note had an initial accreted value of $663.33 per $1,000 principal amount at maturity. The accreted value of each Reddy Holdings note increases from the date of issuance until November 1, 2008 at a rate of 10 1/2% per annum such that the accreted value will equal the stated principal amount at maturity on November 1, 2008. Thereafter cash interest on the Reddy Holdings notes will accrue and be payable semi-annually at a rate of 10 1/2% per annum. The Reddy Holdings notes are unsecured obligations of Reddy Holdings and are:

  •
  not guaranteed by any of Reddy Holdings' subsidiaries;

  •
  senior in right of payment to all of Reddy Holdings' future subordinated indebtedness;

  •
  equal in right of payment with any of Reddy Holdings' existing and future unsecured senior indebtedness;

  •
  effectively subordinated to Reddy Holdings' existing and future secured debt, including Reddy Holdings' guarantees of our existing credit facilities and our new credit facilities; and

  •
  structurally subordinated to all obligations and preferred equity of Reddy Holdings' subsidiaries.

        The Reddy Holdings notes include customary covenants that restrict, among other things, the ability to incur or guarantee additional debt or issue certain preferred stock, pay dividends or redeem, repurchase or retire our capital stock or subordinated indebtedness, make certain investments, incur liens, enter into arrangements that restrict dividends from our subsidiaries, merge or sell all or substantially all of our assets or enter into various transactions with affiliates. Prior to November 1, 2007, we may redeem up to 35% of the principal amount of the Reddy Holdings notes at a redemption price of 110.5% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption, with funds raised in equity offerings that are specified in the Reddy Holdings indenture. From and after November 1, 2008, we may redeem any or all of the Reddy Holdings notes by paying a redemption premium which is initially 5.25% of the principal amount at maturity of the notes, and will decline annually to 0% commencing on November 1, 2010. If a change of control occurs on or prior to November 1, 2007, we may, at our option, redeem all, but not less than all, of the Reddy Holdings notes at a redemption price equal to the sum of (i) the accreted value of the notes as of the redemption date, (ii) a premium equal to 125% of one year's coupon payment and (iii) any accrued and unpaid interest to the date of redemption. If we experience a change of control and do not elect to make the optional redemption described in the previous sentence, we will be required to make an offer to repurchase the Reddy Holdings notes at a price equal to 101% of their accreted value, plus accrued and unpaid interest, if any, to the date of purchase. We may also be required to make an offer to purchase the Reddy Holdings notes with proceeds of asset sales that are not reinvested in our business or used to repay other indebtedness.

        The Reddy Holdings notes are subject to registration with the SEC pursuant to a Registration Rights Agreement (the "Rights Agreement") entered into at the time of issuance. Pursuant to the Rights Agreement, Reddy Holdings is required to, within 150 days after the issuance date, file a registration statement with the SEC to exchange the Reddy Holdings notes for new notes of Reddy Holdings having terms substantially identical in all material respects to the Reddy Holdings notes and to use its commercially reasonable efforts to cause the registration statement to be declared effective within 240 days after the issue date. The 150th day following the issuance of the Reddy Holdings notes was March 26, 2005 and, as a result of not filing the registration statement with the SEC on or prior to that date, we accrued additional interest on the Reddy Holdings notes from March 26, 2005 through April 5, 2005, the date on which the registration statement was actually filed. Such additional interest accrued at an annual rate of 0.50%. The 240th day following the issuance of the Reddy Holdings notes was June 24, 2005 and, as a result of the registration statement not having been declared effective by the SEC on or prior to that date, we have begun accruing additional interest on the Reddy Holdings notes from June 24, 2005 to the date on which the registration statement is actually declared effective. Such additional interest accrues at an annual rate of 0.50% for the first 90 days following such date, and accrues by another 0.50% thereafter until such registration statement is declared effective.

      Existing Senior Credit Facilities

        On August 15, 2003, we entered into senior credit facilities in an aggregate amount of $170.0 million, with the lenders being a syndicate of banks, financial institutions and other entities, including Credit Suisse First Boston, as Administrative Agent, Canadian Imperial Bank of Commerce and Bear Stearns Corporate Lending, Inc. The credit facilities provide for a six-year term loan in the amount of $135.0 million and a five-year revolving credit facility in the amount of $35.0 million. Proceeds of the term loan were used to consummate the merger as previously discussed. On October 17, 2003, the senior credit facilities were amended to, among other things, allow for an additional term loan of $45.0 million to consummate the Triangle acquisition, which was completed on November 6, 2003, but was effective on November 1, 2003 for accounting purposes. The additional term loan contains substantially all the same terms, conditions and financial covenants as the original term loan. The combined term loan continues to amortize in quarterly installments over a five-year period in an annual aggregate amount equal to 1% of the combined term loan balance of $180.0 million, with any remaining unpaid balance to be repaid in the sixth year in equal, quarterly installments.

        At June 30, 2005, we had $9.3 million of availability under the existing revolving credit facility, which was net of outstanding standby letters of credit of $5.7 million. The standby letters of credit are used primarily to secure certain insurance obligations. As our insurance policies are renewed in 2005, we expect to issue new standby letters of credit during the last half of 2005 for the new policy year. However, later in 2005, this additional new collateral will be offset by reductions in collateral related to earlier policy years. Principal balances outstanding under our existing revolving credit facility bear interest per annum, at Reddy Group's option, at the sum of the base rate plus the applicable margin or LIBOR plus the applicable margin. The base rate is defined as the greater of the prime rate

(as announced from time to time by the Administrative Agent) or the federal funds rate plus 0.5%. The applicable margin is different for revolving and term loans and varies depending on Reddy Group's leverage ratio. On February 20, 2004, our existing senior credit facilities were amended to reduce the applicable margin on term loans by 0.5%. At June 30, 2005, the weighted average interest rate of borrowings outstanding under our existing senior credit facilities was 6.0%. Interest on base rate loans is payable on the last day of each quarter. Interest on LIBOR loans is payable upon maturity of the LIBOR loan or on the last day of the quarter if the LIBOR loan exceeds 90 days. Reddy Group pays a quarterly fee on the average availability under our existing revolving credit facility based on an annual rate of 0.5%.

        The terms of our existing senior credit facilities prohibit Reddy Group from paying dividends and otherwise transferring assets to Reddy Holdings, except for certain limited dividends the proceeds of which must be used to maintain Reddy Holdings' corporate existence.

        Our existing senior credit facilities require that beginning in 2004, Reddy Group will repay all borrowings under the existing revolving credit facility and maintain a zero outstanding balance for a period of 30 consecutive calendar days during each year. This requirement for 2004 was met on August 10, 2004. Subject to certain conditions, mandatory repayments of the existing revolving credit facility and term loan are required to be made with portions of the proceeds from (1) asset sales by Reddy Group and its subsidiaries, (2) the issuance of debt securities by Reddy Group and its subsidiaries, (3) an initial public offering of stock of Reddy Holdings and (4) insurance and condemnation awards of Reddy Group and its subsidiaries. In the event of a change of control, as defined in the credit agreement governing our existing credit facilities, all amounts outstanding thereunder will become due and payable. Furthermore, within 100 days after the close of each fiscal year (beginning with the close of the 2004 fiscal year), a mandatory prepayment of the term loan is required based on a percentage of Reddy Group's annual excess cash flow, as defined in our existing senior credit facilities. The percentage is based on Reddy Group's leverage ratio at the end of such fiscal year and ranges from 25% to 75%. On October 27, 2004, in connection with the offering of the Reddy Holdings notes and related transactions discussed above under "—Reddy Holdings Notes," we amended our existing senior credit facilities to, among other things, modify the calculation of Reddy Group's excess cash flow for 2004 such that a mandatory prepayment based on Reddy Group's 2004 results was not required. Our existing senior credit facilities contain financial covenants which include limitations on capital expenditures and the maintenance of certain financial ratios, as defined in the credit agreement, and is collateralized by substantially all of its assets and the capital stock of it and all of its current subsidiaries. At June 30, 2005, Reddy Group was in compliance with these covenants.

      Reddy Group Notes

        On July 17, 2003, Cube completed the sale of $152.0 million of senior subordinated notes in connection with a private placement offering. These senior subordinated notes were priced at 99.297%, which resulted in gross proceeds of $150.9 million. At the closing of the merger on August 15, 2003, Reddy Group assumed Cube's obligations under the senior subordinated notes and the related indenture and received the net proceeds of the offering. Substantially concurrently with this offering, we will consummate a tender offer for any and all of the Reddy Group notes. Any of the Reddy Group notes not tendered pursuant to the tender offer will remain outstanding after the consummation of this offering and the related transactions. See "Unaudited Pro Forma Condensed Financial Information".

      Interest Rate Collar Agreement

        On November 28, 2000, we entered into an interest rate collar agreement which expired on November 28, 2004. The collar agreement had a notional amount of $50.0 million and a term of 4 years. If the Index Rate (30-day LIBOR, as defined in the collar agreement) exceeded 7.75%, we were to receive the difference between the Index Rate and 7.75%. If the Index Rate fell below 5.75%, we were to pay the difference plus 1%. Any amounts payable or receivable were settled monthly. When our debt was refinanced on August 15, 2003, $0.3 million of amounts previously deferred in "accumulated other comprehensive income" on the balance sheet were written off as the hedged, forecasted transaction was no longer deemed probable of occurring. At the time, the collar agreement was redesignated as a hedge of the senior credit facility, with subsequent changes in fair value deferred in other comprehensive income. Upon expiration of the collar agreement on November 28, 2004, all amounts previously deferred in other comprehensive income were recognized, resulting in a non-cash credit to interest expense of approximately $3.4 million in the fourth quarter of 2004.

  Pro Forma

        Concurrently with this offering, we will (1) enter into new senior secured credit facilities in an aggregate principal amount of approximately $300 million, consisting of a revolving credit facility in an aggregate principal amount of approximately $60 million and a term loan facility in an aggregate principal amount of approximately $240 million, and (2) repay our existing credit facilities. See "Description of Indebtedness". While our new credit facilities will permit us to pay dividends to holders of our common stock, they will contain significant restrictions on our ability to do so. See "Dividend Policy and Restrictions" and "Description of Indebtedness—New Credit Facilities".

        Principal balances outstanding under our new credit facilities will bear interest per annum, at Reddy Group's option, at the sum of the base rate plus the applicable margin or LIBOR plus the applicable margin. The base rate will be defined as the greater of the prime rate (as announced from time to time by the Administrative Agent) or the federal funds rate plus 0.5%. The applicable margin for both revolving and term loans will be 0.75% in the case of base rate loans and 1.75% in the case of LIBOR loans. Interest on base rate loans will be payable on the last day of each quarter. Interest on LIBOR loans will be payable upon maturity of the LIBOR loan or on the last day of the quarter if the LIBOR loan exceeds 90 days. Reddy Group will pay a quarterly fee on the average availability under our new revolving credit facility based on an annual rate of 0.5%.

        In addition, our new credit facilities will allow us to incur up to an additional $80.0 million of incremental term loans under our new credit facilities, subject to certain conditions. No lenders have committed to provide the incremental term loans. In the event that we incur incremental term loans that mature on or before the one year anniversary of the final maturity of the existing term loans and that bear interest with margins higher than the margin applicable to any term loans outstanding under the new credit facilities, the margins applicable to the existing term loans will be increased to equal the margins applicable to the incremental term loans. In the event that we incur incremental term loans that mature after the one-year anniversary of the final maturity of the existing term loans and that bear interest with margins more than 0.25% higher than the margins applicable to any term loans outstanding under the new credit facilities, the margins applicable to the existing term loans will be increased to equal the margins applicable to the incremental term loans, less 0.25%.

        Subject to certain exceptions, our new credit facilities will require mandatory prepayments and corresponding reductions thereunder with the proceeds from (1) asset sales, (2) the issuance of debt securities and certain preferred stock that is redeemable at the holder's option prior to six months after the maturity of our new credit facilities, (3) insurance and condemnation awards and (4) during certain dividend suspension periods, 50% of Available Cash (as defined in the new credit facilities) for the immediately preceding fiscal quarter. Voluntary prepayments of our new credit facilities will be permitted at any time, subject to certain notice requirements and breakage costs.

        Our new credit facilities will contain certain financial and other covenants, including maintenance by Reddy Group of a total leverage ratio of not in excess of 4.0 to 1.0 and an interest coverage ratio of not less than 3.25 to 1.0.

        We have commenced a tender offer for any and all of the $152.0 million aggregate principal amount of Reddy Group notes. In connection with the tender offer, we have solicited consents to amend the indenture governing the Reddy Group notes. The proposed amendments would eliminate from the indenture governing the Reddy Group notes substantially all of the restrictive covenants, certain events of default and related provisions. The tender offer and consent solicitation for the Reddy Group notes are conditioned upon, among other conditions, this offering and our entry into our new credit facilities. The tender offer and consent solicitation will be consummated on a substantially concurrent basis with the completion of this offering and our entry into our new credit facilities. Any of the Reddy Group notes not tendered pursuant to the tender offer will remain outstanding after the consummation of this offering and the related transactions.

        Under the terms of the tender offer, the consideration for tendered Reddy Group notes equals the sum of:

  •
  35% of the price at which the Reddy Group notes may be redeemed with proceeds from an equity offering, plus

  •
  65% of the price calculated to equal the present value (determined on the basis of the yield to maturity of a comparable U.S. Treasury security as of April 13, 2005, plus 50 basis points) on the tender offer's payment date of the redemption price and accrued interest that would apply to the Reddy Group notes at August 1, 2007, the first date on which the Reddy Group notes may be called for redemption.

This consideration includes a consent payment of $20.00 per $1,000 principal amount of Reddy Group notes validly tendered. We have announced that we will make this consent payment to holders of Reddy Group notes who tender their notes at any time prior to the final expiration of the tender offer. The aggregate consideration payable for each $1,000 principal amount of notes tendered will be approximately $1,113.63, including the related consent payment. As of August 9, 2005, holders of more than 99.9% of the outstanding principal amount of the Reddy Group notes had tendered their notes in the tender offer and had consented to the proposed amendments to the Reddy Group indenture.

        As of June 30, 2005, after giving effect to this offering and the related transactions, we would have had consolidated indebtedness of $378.5 million (including a balance of $30.7 million outstanding under our new revolving credit facility and availability of $23.6 million under our new revolving credit facility, which was net of outstanding letters of credit of $5.7 million). Subject to restrictions in the Reddy Holdings indenture and the credit agreement governing our new credit facilities, Reddy Holdings and its subsidiaries (including Reddy Group) may incur additional indebtedness.

        For a description of Reddy Group's and Reddy Holdings' indebtedness, see "Description of Indebtedness".

  Effect of this Offering and the Related Transactions on Results of Operations, Liquidity and Capital Resources

        This offering and the related transactions will have the following effects on our results of operations, liquidity and capital resources in the future:

  •
  We will pay approximately $39.4 million in one-time fees, premiums and expenses in connection with this offering and the related transactions, $11.9 million of which are related to this offering and will be recorded as a reduction to paid-in capital, $4.4 million of which are related to the entry into our new credit facilities and the amendment to the Reddy Holdings indenture and will be recorded as deferred financing costs that will be amortized over the life of the related debt, $17.3 million of which represents the repurchase premium for the Reddy Group notes to be repurchased and will be recorded as expenses and the remaining $5.8 million of which represents payments in respect of the termination of the Monitoring and Management Services Agreement, the payment of transaction bonuses and other expenses related to the tender offer and consent solicitation for the Reddy Group notes and the solicitation of the amendment to the Reddy Holdings indenture and will be recorded as an expense.

  •
  We will have a net decrease in interest expense of $13.7 million per year due to the repurchase of the Reddy Group notes pursuant to the tender offer, assuming all of the Reddy Group notes are repurchased in the tender offer and the repayment in full of our existing credit facilities, partly offset by the entry into our new credit facilities. For each $1.0 million of Reddy Group notes that remain outstanding following the tender offer we expect our annual interest expense will increase by $41,750, based on the assumed interest rate for the borrowings under our new credit facilities.

  •
  We will have a net reduction in deferred financing costs of $5.6 million due to the write-off of approximately $10.1 million (comprised of approximately $5.4 million of deferred financing costs relating to the Reddy Group notes, assuming all of the Reddy Group notes are repurchased in the tender offer, and $4.7 million related to the repayment of our existing credit facilities) partially offset by the incurrence of approximately

    $4.4 million of deferred financing costs related to the entry into our new credit facilities and the amendment to the Reddy Holdings indenture.

  •
  As a result of the repayment in full of our existing credit facilities and the entry into our new credit facilities, we will have $1.8 million less in scheduled amortization payments due to the elimination of the requirement to amortize outstanding principal amounts.

  •
  As a public company, we expect to incur approximately $0.75 million in incremental ongoing Public Company Accounting Oversight Board expenses, director and officer liability insurance premiums, expenses relating to stockholders' meetings, printing expenses, investor relations expenses, additional personnel costs, additional filing fees, registrar and transfer agent fees, independent directors' fees, additional personnel costs, additional legal fees, listing fees and miscellaneous fees.

  •
  Following this offering, we will have approximately $0.6 million less annually in selling, general and administrative expense due to the termination of the monitoring and management services agreement as described below under "Certain Relationships and Related Transactions".

  •
  As a result of the dividend policy that our board of directors will adopt on the closing of this offering, we currently intend to pay an initial dividend of $0.20788 per share (representing a pro rata portion of the expected annual dividend rate for the closing of this offering) on or about October 17, 2005 to holders of record on September 30, 2005 and to continue to pay quarterly dividends at an annual rate of $1.53 per share for the first year following the closing of this offering, subject to various restrictions on our ability to do so. We expect the aggregate impact of this dividend policy in the Initial Four Quarters to be $33.2 million. The cash requirements of the expected dividend policy are in addition to our other expected cash needs. We expect to fund these dividend requirements and our other expected cash needs with cash flow from operations. See "Dividend Policy and Restrictions".

        We believe that our dividend policy will limit, but not preclude, our ability to pursue growth as a strategy. This limitation could be significant, for example, with respect to large acquisitions and growth opportunities that require cash investments in amounts greater than our available cash or external financing resources. In order to pay dividends at the level currently anticipated under our dividend policy, we expect that we would need additional financing to fund significant acquisitions or to pursue growth opportunities requiring capital expenditures significantly beyond our anticipated capital expenditure levels. However, we intend to retain sufficient cash after the distribution of dividends to permit the pursuit of growth opportunities that do not require material capital investment. For further discussion of the relationship of our dividend policy to our ability to pursue potential growth opportunities, see "Dividend Policy and Restrictions".

        Our debt will decrease by $72.3 million due to the repayment of $191.9 million of debt under our existing term loan facility, the repurchase of $152.0 million principal amount outstanding of Reddy Group notes (assuming that all of those notes are tendered in our tender offer), additional borrowings of $30.7 million under our new revolving credit facility and additional borrowings of $240.0 million under our new term loan facility (resulting in a net increase of $78.9 million of the outstanding balance under our new credit facilities as compared to our existing credit facilities). Although we will have this net debt reduction, we will still be able to incur additional debt under the new credit facilities and the Reddy Holdings indenture.

  Liquidity Outlook

        Due to the seasonal nature of our business, we record the majority of our revenues and profits during the months of May through September. The majority of cash generated from these operations is received between July and September. We believe that cash flow from operating activities, together with our existing cash and borrowings we expect to be available under the new credit facilities, will be sufficient for approximately the next twelve months to fund our currently anticipated requirements for working capital, dividends, interest payments on our indebtedness, net capital expenditures, incremental costs associated with being a public company and taxes. In connection with this offering, we will increase the size of our revolving credit facility to $60 million. After 2005, our ability to fund these requirements and to comply with the financial covenants under our debt agreements will depend on the results of future operations, performance and cash flow. Our ability to do so will be subject to prevailing economic conditions and to financial, business, regulatory, legislative and other factors, many of which are beyond our control.

        To the extent that our business plans or projections change or prove to be inaccurate, we may require additional financings or require financing sooner than we currently anticipate. Sources of additional financing may include commercial bank borrowings, other strategic debt financing, asset sales or the private or public sales of equity and debt securities. We cannot assure you that such sources of financing will become available on reasonable terms or at all.

  Covenant Compliance

        We believe that the credit agreement governing our new credit facilities and the Reddy Holdings indenture are material agreements, that the covenants contained in these agreements are material terms of these agreements and that the information presented below about these covenants is material to investors' understanding of our financial condition and liquidity. In addition, the breach of covenants in our new credit facilities, which will be based on ratios that include Adjusted EBITDA as a component, could result in a default under these facilities, allowing the lenders to elect to declare all amounts borrowed due and payable, which would further result in a default under the Reddy Holdings indenture.

  New Credit Facilities

        Under the restricted payments covenant under our new credit facilities, we generally will be restricted from paying dividends. However, the covenant will include an exception for paying dividends in an amount not greater than our Cumulative Distributable Cash (as defined in our new credit facilities) for the period (taken as one accounting period) from July 1, 2005 to the end of our most recently-ended fiscal quarter for which a covenant compliance certificate under our new credit facilities has been delivered to the lenders. See "Dividend Policy and Restrictions—Restrictions on Payment of Dividends—New Credit Facilities" and "Description of Indebtedness—New Credit Facilities". In addition, under our new credit facilities, we may only pay dividends if Reddy Group's total leverage ratio for the most recently ended fiscal quarter for which we are required to deliver a covenant compliance certificate is less than or equal to 3.75 to 1.0. If at the end of any fiscal quarter, Reddy Group's leverage ratio is greater than 3.75 to 1.0, and therefore Reddy Group is not permitted to pay dividends, we will be required by our new credit facilities to apply 50% of our Available Cash generated during each such quarter to make a mandatory prepayment of the loans under our new credit facilities. As a result of this provision, our ability to pay dividends at the specified rate or at all for the Initial Four Quarters may be significantly impaired if Reddy Group's leverage ratio is greater than 3.75 to 1.0 at the end of any fiscal quarter during the Initial Four Quarters. Our new credit facilities will preclude us and Reddy Group from declaring any dividends if a default under our new credit facilities has occurred and is continuing. In addition, our new credit facilities will preclude us and Reddy Group from paying any dividends if an event of default under our new credit facilities has occurred and is continuing. In particular, it will be an event of default if Reddy Group's total leverage ratio exceeds 4.0 to 1.0 or Reddy Group's interest coverage ratio is less than 3.25 to 1.0.

        As a result of the above, the presentation of Adjusted EBITDA and the ratios referred to above is appropriate to provide additional information to investors to demonstrate compliance with, and our ability to pay dividends under, the applicable covenants. The following table presents Adjusted EBITDA on a pro forma basis after giving effect to the transactions described under "Unaudited Pro Forma Condensed Financial Information".

	Pro Forma Year ended December 31, 2004	Pro Forma Twelve Months Ended June 30, 2005
(unaudited, in thousands)
Adjusted EBITDA	$80,221	$78,987
Total leverage ratio	3.3:1.0	3.4:1.0
Interest coverage ratio	7.0:1.0	6.4:1.0

For a more complete description, see "Description of Indebtedness—New Credit Facilities" and "Dividend Policy and Restrictions". In addition, the credit agreement governing our new credit facilities will be filed as an exhibit to the registration statement of which this prospectus forms a part.

        Adjusted EBITDA is different from EBITDA that is derived solely from GAAP components. Adjusted EBITDA should not be construed as an alternative to net income (loss), cash flows from operations or net cash from operating or investing activities as defined by GAAP, and it is not necessarily indicative of cash available to fund our cash needs as determined in accordance with GAAP. In addition, not all companies use identical calculations, and this presentation may not be comparable to similarly titled measures of other companies.

  Reddy Holdings' 10 1/2% Senior Discount Notes due 2012

        The indenture governing the Reddy Holdings notes restricts the amount of dividends, distributions and other restricted payments we may pay. Under this indenture, we are restricted from paying dividends on our common stock unless, at the time of such payment, no default or event of default has occurred and is continuing or would occur as a consequence thereof; the consolidated coverage ratio set forth in the Reddy Holdings indenture exceeds 2.0 to 1.0; and there is sufficient capacity under the buildup amount under the Reddy Holdings indenture. See "Dividend Policy and Restrictions—Restrictions on Payment of Dividends—Reddy Holdings' 10 1/2% Senior Discount Notes due 2012" and "Description of Indebtedness—Reddy Holdings' 10 1/2% Senior Discount Notes due 2012".

        In addition, regardless of whether we could make any restricted payments under the buildup amount provision of the Reddy Holdings indenture, we may (1) make dividend payments at any time in an aggregate amount of up to $15.0 million if no default has occurred and is continuing under the Reddy Holdings indenture and (2) following the first public equity offering that results in a public market (which includes this offering), pay dividends on our capital stock of up to 6.0% per year of the cash proceeds (net of underwriters' fees, discounts, commissions or other expenses paid by us) received by us from all such public equity offerings subject to specified conditions. Following this offering and the related transactions, we expect that we would be able to pay approximately $7.0 million annually in dividends under this 6.0% provision. However, the amount of dividend payments permitted under this 6.0% provision will correspondingly reduce the amount we would otherwise have available to us under the buildup amount for restricted payments, including dividends.

        We estimate that as of June 30, 2005, after giving pro forma effect to the issuance and sale of common stock by us in this offering and the related transactions and assuming effectiveness of the proposed amendment to the Reddy Holdings indenture, we would have been able to pay dividends under the Reddy Holdings indenture in an amount equal to $137.5 million. Based on the foregoing, and based on assumptions used in our calculation of estimated Adjusted EBITDA for the Initial Four Quarters, we believe that we will have sufficient capacity under our buildup amount calculation to pay dividends at the anticipated levels during the Initial Four Quarters. As of June 30, 2005, after giving pro forma effect to this offering and the related transactions and assuming adoption of the proposed amendment to the Reddy Holdings indenture, our consolidated coverage ratio was 3.3 to 1.0. We currently estimate that as of the end of each of the Initial Four Quarters, our consolidated coverage ratio would be approximately 3.0 to 1.0, which is in excess of the minimum level required to pay dividends under the Reddy Holdings indenture.

  Debt and Capital Leases

        The table below summarizes the future payments due under our significant contractual obligations as of December 31, 2004:

	Total	2005	2006 to 2007	2008 to 2009	2010 and thereafter
	(in millions)
Long-term debt(1)	$619.6	$24.1	$47.9	$229.2	$318.4
Operating leases	34.5	9.1	14.0	6.9	4.5
Purchase obligations(2)	28.3	3.8	7.5	7.5	9.5

Total contractual obligations	$682.4	$37.0	$69.4	$243.6	$332.4

(1)
Includes estimated cash interest to be paid over the remaining terms of the debt, without giving effect to any changes in long-term debt that may occur if we complete this offering and the related transactions.

(2)
Consists of our obligation to purchase 2,000 merchandisers and $0.75 million of spare parts per year from a certain vendor under a supply agreement that expires May 31, 2012.

        The table below summarizes the future payments due under our significant contractual obligations as of December 31, 2004 on a pro forma basis for this offering and the related transactions:

	Total	2005	2006 to 2007	2008 to 2009	2010 and thereafter
	(in millions)
Long-term debt(1)	$528.9	$14.8	$29.6	$48.0	$436.5
Operating leases	34.5	9.1	14.0	6.9	4.5
Purchase obligations(2)	28.3	3.8	7.5	7.5	9.5

Total contractual obligations	$591.7	$27.7	$51.1	$62.4	$450.5

(1)
Includes estimated cash interest to be paid over the remaining terms of the debt.

(2)
Consists of our obligation to purchase 2,000 merchandisers and $0.75 million of spare parts per year from a certain vendor under a supply agreement that expires May 31, 2012.

  Stock-Based Compensation

        Through December 31, 2004, we accounted for employee and director stock options in accordance with the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. On January 1, 2005, we began accounting for employee and director stock options in accordance with the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure". We have recorded stock-based employee compensation costs in the year ended December 31, 2004 and the period from May 8, 2003 (Date of Inception) to December 31, 2003 related to the issuance of restricted common and preferred stock on August 15, 2003.

        All stock options that we have granted to our employees and directors were intended to be exercisable at a price per share of not less than the market value of the shares of our common stock underlying these options on their respective dates of grant. Because there has not been a public market for our shares prior to this offering, members of our management and our board of directors determined the exercise price in good faith based on all information available to them concerning the valuation of our common stock. In connection with the August 16, 2004 stock option grant, we also engaged an independent third party valuation firm to advise us with respect to the determination of the market value of our common stock. In determining the market value of our common stock our management took into account the following primary considerations:

  •
  The price paid by our existing stockholders which in each case was approximately $7.25 per share (after giving effect to the 138 for one stock split described in this prospectus);

  •
  our operating results and financial forecasts, in particular, the non-GAAP measure represented by our EBITDA, as management believed that companies such as our were and continue to be valued based on their historical projected EBITDA; and

  •
  expected improvements to our operating results resulting from the acquisitions we have consummated since August 2003.

        We believe that the difference between the estimated market value of our common stock on the respective grant dates and the value of our common stock based upon the initial offering price is attributable to the following events that have occurred since the last grant date:

  •
  we have completed four acquisitions since that date;

  •
  the redemption of our preferred stock on October 27, 2004 and November 8, 2004;

  •
  the reduction in our interest expense and aggregate indebtedness resulting from the tender offer for the Reddy Group notes and the entering into of our new credit facilities concurrently with the consummation of this offering;

  •
  the terms of our new credit facilities, which will permit greater availability for the payment of dividends as compared to our existing credit facility;

  •
  the fact that our stock will be publicly traded following the consummation of this offering; and

  •
  our decision to pay quarterly dividends at an annual rate of $1.53 per share for at least the Initial Four Quarters.

General Economic Trends and Seasonality

        Our results of operations are generally affected by the economic trends in our market area, but results to date have not been significantly impacted by inflation. If we experience an extended period of high inflation, which affects multiple expense items, we believe that we will be able to pass on these higher costs to our customers.

        The ice business is highly seasonal, with the bulk of demand coming in the warmer spring and summer months. Accordingly, we experience seasonal fluctuations in our net sales and profitability. We make a disproportionate amount of our sales in the second and third calendar quarters. We also typically have net income in these same periods, whereas we typically experience net loss in the first and fourth calendar quarters. We believe that over two-thirds of our revenues will occur during the second and third calendar quarters when the weather conditions are generally warmer and demand is greater, while less than one-third of our revenues will occur during the first and fourth calendar quarters when the weather is generally cooler. This belief is consistent with historical trends. As a result of seasonal revenue declines and the lack of proportional corresponding expense decreases, we will most likely experience lower profit margins and even losses during the first and fourth calendar quarters. In addition, because our operating results depend significantly on sales during our peak season, our quarterly results of operations may fluctuate significantly as a result of adverse weather during this peak selling period if the weather is unusually cool or rainy on a more national or regional basis.

        The following tables summarize the unaudited quarterly information for the six month period ended June 30, 2005, the year ended December 31, 2004 and the period from May 8, 2003 (Date of Inception) to December 31, 2003 for the Successor and the period from January 1, 2003 to August 14, 2003 for the Predecessor.

        For the six month period ended June 30, 2005:

	Successor
	1st	2nd
	(in thousands)
Revenues	$39,244	$93,123
Gross profit	2,824	35,290
Net income (loss) available to common stockholders before cumulative effect of change in accounting principle	(10,180)	5,395
Net income (loss) available to common stockholders	(10,180)	5,395

  For the year ended December 31, 2004:

	Successor
	1st	2nd	3rd	4th	Year
	(in thousands)
Revenues	$37,380	$88,529	$106,507	$53,311	$285,727
Gross profit—As previously reported	8,872	38,680	47,817	—	—
Gross profit—As restated(1)	4,372	34,054	43,091	13,294	94,811
Net income (loss) available to common stockholders before cumulative effect of change in accounting principle	(14,789)	12,164	13,233	(4,640)	5,968
Net income (loss) available to common stockholders	(14,789)	12,164	13,233	(4,640)	5,968

        For the period from May 8, 2003 (Date of Inception) through December 31, 2003:

	Successor
	1st	2nd	3rd	4th	Year
	(in thousands)
Revenues	$—	$—	$38,641	$48,278	$86,919
Gross profit—As previously reported	—	—	17,118	17,069	34,187
Gross profit—As restated(1)	—	—	15,283	13,021	28,304
Net income (loss) available to common stockholders before cumulative effect of change in accounting principle	—	—	5,358	(8,071)	(2,713)
Net income (loss) available to common stockholders	—	—	5,358	(8,071)	(2,713)

        For the period from January 1, 2003 through August 14, 2003:

	Predecessor
	1st	2nd	3rd	4th	Year
	(in thousands)
Revenues	$32,567	$70,749	$47,953	$—	$151,269
Gross profit—As previously reported	6,776	30,229	22,622	—	59,627
Gross profit—As restated(1)	2,463	25,787	20,496	—	48,746
Net income (loss) available to common stockholders before cumulative effect of change in accounting principle	(15,714)	7,455	11,258	—	2,999
Net income (loss) available to common stockholders	(15,714)	7,455	11,258	—	2,999

(1)
See Note 18 to our consolidated audited financial statements included elsewhere in this prospectus.

Critical Accounting Policies

        Allowances for Doubtful Accounts.    We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make the required payments on their accounts. We have attempted to reserve for these estimated losses based on our past experience with similar accounts receivable and believe our reserves to be adequate. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments on their accounts, additional allowances may be required.

        Long-Lived Assets.    Property and equipment is carried at cost and is being depreciated on a straight-line basis over estimated lives of 2.5 to 36 years. Maintenance and repairs are charged to expense as incurred, while capital improvements that extend the useful lives of the underlying assets are capitalized. We accounted for all of our historical acquisitions using the purchase method of accounting and as a result recorded significant amounts of goodwill. Other intangible assets include the following that are amortized over their useful lives:

Intangible Assets	Useful Life
Goodwill	Indefinite life
Trade name	Indefinite life
Customer relationships	Straight line method over economic lives of 15 to 30 years
Debt issuance costs	Effective interest method over the term of the debt

        Impairment of Long-Lived Assets.    In accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The determination of recoverability of long-lived assets and certain other identifiable intangible assets is based on an estimate of undiscounted future cash flows resulting from the use of the asset or its disposition. Measurement of an impairment loss for long-lived assets and other intangible assets that management expects to hold and use are based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or net realizable value. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is evaluated using a market valuation approach based on valuations of comparable businesses, multiples of earnings of comparable businesses and discounted cash flows. In connection with the evaluation of our goodwill on December 31, 2002, we recorded an impairment charge of $4.1 million related to our non-ice business segment. There were no impairment charges in 2004 or 2003. As a result of the significant reduction in cold storage sales volumes related to a particular customer, goodwill in the cold storage portion of our non-ice business segment was evaluated in accordance with SFAS No. 142, which resulted in a non-cash impairment charge of $5.7 million during the six months ended June 30, 2005.

        Inherent in the determination of such future cash flows and valuations are certain estimates and judgments, including the interpretation of current economic indicators and market values and assumptions about our strategic plans with regards to our operations. To the extent additional information arises or our strategies change, it is possible that our conclusions regarding the impairment of goodwill or other long-lived assets could change and result in a material effect on our financial position or results of operations.

        Revenue Recognition.    Revenue is recognized when product (packaged ice, ice packaging bags, bottled water and ice equipment) is delivered to and accepted by customers. There is no right of return with respect to the packaged ice, bags delivered and bottled water. Revenue resulting from Ice Factory management agreements and cold storage services is recognized as earned under contractual terms.

Recently Adopted Accounting Pronouncements

        Effective January 1, 2005, we adopted the fair value recognition provisions of SFAS No. 123, as amended by SFAS No. 148. Under the provisions of SFAS No. 148, we have selected the modified prospective method of adoption; therefore, we will recognize stock-based employee compensation cost beginning January 1, 2005, as if the fair value based accounting method had been used to account for all employee and director awards granted, modified, or settled since the merger on August 15, 2003.

New Accounting Pronouncements

        On January 1, 2002, our Predecessor adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 changed the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, ceased upon adoption of this statement. Adoption of this statement resulted in a charge to net income of $73.2 million (net of $0 tax). The allocation of the charge to our Predecessor's ice and non-ice segments was $70.1 million and $3.1 million, respectively.

        On January 1, 2002, our Predecessor adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting requirements for the impairment and disposal of long-lived assets. In November 2002, our Predecessor's Board of Directors approved a plan to sell certain fixed assets within the following twelve months. The disposition plan was subsequently revised and extended. At December 31, 2004 and 2003, these assets were classified as "Assets Held for Sale" in the balance sheet and were reported at their fair value, less costs to sell, if any, in accordance with SFAS No. 144. A non-cash charge of $3.3 million was recognized in the year ended December 31, 2002 to reduce the carrying value of the assets to their fair value. Such charge is included in "Impairment of Assets" in the statement of operations.

        In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145, among other things, amends SFAS No. 4 and SFAS No. 64 to require that gains and losses from the extinguishment of debt generally be classified within continuing operations. Our Predecessor adopted SFAS No. 145 upon issuance and as a result, has reflected gains on the extinguishment of debt within continuing operations.

        On January 1, 2003, we adopted FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 requires disclosure of guarantees and requires liability recognition for the fair value of guarantees made after December 31, 2002. Adoption of FIN No. 45 did not have a material effect on our consolidated financial statements.

        In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities". FIN No. 46 clarifies the application of Accounting Research Bulletin 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN No. 46 requires the consolidation of these entities, known as variable interest entities, by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both.

        In December 2003, the FASB issued a revision to FIN No. 46 ("FIN No. 46R"). Among other changes, the revisions of FIN No. 46R (a) clarified some requirements of the original FIN No. 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN No. 46R deferred the effective date of FIN No. 46 for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of FIN No. 46 to entities that were previously considered "special purpose entities" under the FASB literature prior to the issuance of FIN No. 46R by the end of the first reporting period ending after December 15, 2003. We do not have any variable interest entities or special purpose entities.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. SFAS No. 149 clarifies the circumstances under which a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133, clarifies when a derivative contains a financing component, amends the definition of "underlying" to conform it to the language used in FIN No. 45, "Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," and amends certain other existing pronouncements. The adoption of SFAS No. 149 did not have a material impact on our consolidated financial statements.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liability and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 had no material impact on our results of operations and financial position.

        In November 2004, the FASB issued SFAS No. 151, "Inventory Costs—an amendment of ARB No. 43, chapter 4". SFAS No. 151 seeks to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) in the determination of inventory carrying costs. The statement requires such costs to be treated as a current period expense. This statement is effective for fiscal years beginning after July 15, 2005. We are currently evaluating the effect this standard could have on our results of operations and financial position.

        In November 2004, the EITF reached a consensus on EITF 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations" ("EITF 03-13"). The EITF reached a consensus in this issue on an approach for evaluating whether the criteria in SFAS No. 144 have been met for purposes of classifying the results of operations of a component of an entity that either has been disposed of or is classified as held for sale as discontinued operations. The approach includes an evaluation of whether the operations and cash flows of a disposed component have been or will be eliminated from the ongoing operations of the entity. Such evaluation depends on whether continuing cash flows have been or are expected to be generated and, if so, whether those continuing cash flows are direct or indirect. The consensus also requires financial statement disclosure of certain information for each discontinued operation that generates continuing cash flows. EITF 03-13 is effective for components of an enterprise that are either disposed of or classified as held for sale in fiscal periods beginning after January 1, 2005. The adoption of EITF 03-13 had no effect on our consolidated financial statements.

        In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment", which establishes accounting standards for all transactions in which an entity exchanges its equity instruments for goods and services. SFAS No. 123(R) focuses primarily on accounting for transactions with employees, and carries forward without change prior guidance for share-based payments for transactions with non-employees.

        SFAS No. 123(R) eliminates the intrinsic value measurement objective in APB Opinion 25 and generally requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant. The standard requires grant date fair value to be estimated using either an option-pricing model which is consistent with the terms of the award or a market observed price, if such a price exists. Such cost must be recognized over the period during which an employee is required to provide service in exchange for the award, which is usually the vesting period. The standard also requires us to estimate the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur.

        We are required to apply SFAS No. 123(R) to all awards granted, modified or settled beginning with our fiscal year commencing on January 1, 2006. We are also required to use either the "modified prospective method" or the "modified retrospective method." Under the modified prospective method, compensation cost is recognized for all awards granted after adoption of the standard and for the unvested portion of previously granted awards that are outstanding on that date. Under the modified retrospective method, previously issued financial statements must be restated to recognize the expense amounts previously calculated and reported on a pro forma basis, as if the prior standard had been adopted. Under both methods, either the straight line or an accelerated method may be used to amortize the compensation cost associated with awards with graded vesting. The standard permits and encourages early adoption.

        We plan to adopt SFAS No. 123(R) on January 1, 2006 using the modified prospective method. We do not believe that the adoption of this standard will have a material effect on our results of operations or financial condition.

Quantitative and Qualitative Disclosures About Market Risk

        Market risk generally represents the risk that losses may occur in the value of financial instruments as a result of movements in interest rates, foreign currency exchange rates and commodity prices. Our main market risk exposure category is interest rate risk.

        We are exposed to some market risk due to the floating interest rates under our existing senior credit facilities. Principal balances outstanding under our existing revolving credit facility bear interest, at our option, at the London Inter-Bank Offered Rate ("LIBOR") plus 3.5% or the prime rate (as announced from time to time by the administrative agent) plus 2.5%. The term loans bear interest, at our option, at LIBOR plus 2.5% or the prime rate plus 1.5%.

        As of June 30, 2005, our existing senior credit facilities had an outstanding principal balance of $191.9 million at a weighted average interest rate of 6.0% per annum. At June 30, 2005, the 30-day LIBOR rate was 3.33% and the prime rate was 6.0%. If LIBOR and the prime rate were to increase by 1% from June 30, 2005 levels, the annual increase in interest expense given the principal balances at June 30, 2005 on our existing credit facilities would be approximately $1.9 million.

INDUSTRY OVERVIEW

        Industry and market data used throughout this prospectus were obtained through company research, surveys and studies conducted by third parties and industry and general publications. Industry surveys, studies and publications generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these surveys, studies and publications is reliable, neither we nor the underwriters have independently verified such data, and neither we nor the underwriters make any representations as to the accuracy of such information. Similarly, we believe our internal research is reliable, but it has not been verified by any independent sources.

        We estimate that the annual wholesale market for packaged ice is approximately $1.8 billion, which includes manufacturers such as ourselves and in-house production, primarily by small retail operations and, to a lesser extent, by large retailers. The packaged ice industry is highly fragmented and is led by us and several regional, multi-facility operators. The industry includes numerous local and regional companies of varying size and resources, with most ice manufacturers having annual revenues of less than $1.0 million.

        Traditional ice manufacturers produce and distribute packaged ice from a centrally located facility and, as a result of high transportation costs, are typically limited to servicing customers within approximately 100 miles from the point of production. Packaged ice suppliers compete based primarily on service, quality and price, with success dependent upon prompt and reliable delivery during peak seasonal months, an efficient manufacturing and distribution system, high-density customer distribution routes within a region and high customer concentration in a market area. Each customer location typically carries one brand of ice provided by a single supplier.

        The packaged ice industry is highly seasonal, characterized by peak demand during the warmer months of May through September, with an extended peak selling season in the southern United States. We believe volume growth in the packaged ice industry generally tracks population growth, thus favoring geographic markets with faster population growth. Demand within specific geographic markets can also be affected by weather conditions, with cool or rainy weather negatively impacting ice purchases.

BUSINESS

Overview

        We are the largest manufacturer and distributor of packaged ice in the United States, serving approximately 82,000 customer locations in 31 states and the District of Columbia under the Reddy Ice™ brand name. We believe our sales are more than three times those of any other packaged ice supplier in the United States. Our principal product is ice packaged in seven to fifty pound bags, which we sell to a highly diversified customer base, including supermarkets, mass merchants and convenience stores. For the year ended December 31, 2004, we sold the equivalent of over 484 million seven-pound bags of ice. Our products are primarily sold throughout the southern United States (the "Sun Belt"), one of the most attractive regions in the country for packaged ice sales due to warm weather, extended peak selling seasons and favorable population growth patterns. Population growth is one of the primary drivers for growth in demand for packaged ice, and we operate in 13 of the 15 fastest growing metropolitan areas in the United States. In addition, our broad geographic reach helps insulate us from the impact of cool or rainy weather in any particular region. No other manufacturer and distributor of packaged ice in the United States has the geographic presence, infrastructure or capacity necessary to meet the multi-state demands of customers in our markets.

        Our business is characterized by consistent annual customer demand, attractive margins and modest annual capital requirements. Based on past experience, retail consumer demand for packaged ice is relatively unaffected by adverse economic conditions due to its low cost and the lack of readily available substitutes. For the year ended December 31, 2004, we had revenues, Adjusted EBITDA, net income and net income available to common stockholders of $285.7 million, $80.2 million, $16.6 million and $6.0 million, respectively. For the six months ended June 30, 2005, we had revenues, Adjusted EBITDA and a net loss of $132.4 million, $30.3 million and $4.8 million, respectively.

        We operate in two business segments: ice products and non-ice products and operations. Ice products accounted for approximately 94% of our total revenues in 2004. This segment consists of the traditional manufacture and delivery of ice from a central point of production to the point of sale as well as sales from The Ice Factory machines, our proprietary equipment located in our customers' high volume locations that produce, package and store ice through an automated, self-contained process. In 2004, traditional ice manufacturing and Ice Factory sales accounted for approximately 91% and 9% of our ice product revenues, respectively. Non-ice products and operations consist of refrigerated warehousing and the manufacture and sale of bottled water.

        We market our ice products to satisfy a broad range of customers, primarily under the Reddy Ice brand name. We produce ice in cube, half-moon, cylindrical and crushed forms (collectively referred to as "cubed ice") as well as block forms. Our primary ice product is cubed ice packaged in small bags (typically seven and ten pounds), which we sell principally to convenience stores and supermarkets. We also sell significant amounts of medium bags of cubed ice (16 to 20 pounds) and ten-pound block bags to the same convenience stores and supermarkets. We sell cubed ice in assorted bag sizes ranging from 16 to 50 pounds to restaurants, bars, stadiums, vendors and caterers and block ice in 10-, 25- and 300-pound sizes to our commercial, agricultural and industrial customers. The majority of our sales are direct to supermarket chains, convenience stores, mass merchants and other commercial customers. In addition, a portion of our products is sold through distributors who deliver ice to our customers on our behalf and who resell ice to their own customers.

        We have built a strong and loyal customer base by providing a high level of service and quality at competitive prices utilizing our extensive network of ice manufacturing plants and distribution centers. We have a diverse customer base and long-standing relationships with our customers across all major retail channels as evidenced by our high retention rates with prominent supermarkets, mass merchants and convenience stores such as Albertson's, Circle-K, ExxonMobil, Food Lion, Kroger, 7-Eleven and Wal-Mart. Our largest customer, Wal-Mart and Sam's Club on a combined basis, accounted for approximately 10% of our revenues in 2004 and approximately 11% of our revenues for the six months ended June 30, 2005. Most of our major customers, including eighteen of our top twenty retail ice customers, have purchased ice from us and our predecessor companies for over a decade. Within our markets we are the sole supplier of packaged ice to the majority of our top twenty retail ice customers. The percentage of our total revenues derived from and volume sold to national and regional convenience and grocery store chains has grown over the last several years as each of these retail channels has consolidated. We have benefited from supplying these national and regional retailers as many of these customers have grown at rates in excess of industry averages.

        At June 30, 2005, we owned or operated 58 ice manufacturing facilities, 53 distribution centers, approximately 79,000 merchandisers (cold storage units installed at customer locations), approximately 3,000 Ice Factories, five refrigerated warehouses and one bottled water plant. As of the same date, we had an aggregate daily ice manufacturing capacity of over 16,000 tons, the equivalent of over 4.5 million seven-pound bags of ice.

Competitive Strengths

        Our competitive strengths include:

        Stable and Predictable Cash Flow Generation.    Historically, we have been able to generate significant cash flows from our operating activities. As a result of our recent acquisitions, limited working capital needs and modest capital expenditure requirements going forward, we believe we are well positioned to generate strong free cash flow to pay dividends to our stockholders and to service our indebtedness. In addition, at December 31, 2004, we had approximately $109 million of federal and state net operating loss carryforwards, or NOLs, which, subject to limitations, are available to offset future taxable income. These NOLs, if not utilized, will begin to expire in 2005 and fully expire by 2023.

        Unique Multi-State Presence and Infrastructure.    We are the largest company in the packaged ice industry, serving customers in 31 states and the District of Columbia. Our large geographic footprint gives us the necessary manufacturing capacity and distribution scale to service large retailers across multiple states and regions. Smaller local suppliers do not have the multi-state or multi-region service capabilities increasingly required by such customers. As a result of our unique multi-state presence and infrastructure, we believe we are well positioned to benefit from continued consolidation within our customer base and from increased reliance by national and regional customers on suppliers that serve multiple markets. In addition to providing us with competitive advantages with our customers, our broad geographic reach also helps insulate us from the variability of weather patterns in any individual region.

        Leading Market Position in Attractive Ice Markets.    We are the largest manufacturer and distributor of packaged ice in the United States. We are the market leader in the Sun Belt, one of the most attractive regions in the United States for packaged ice in terms of weather and population growth patterns. The markets we serve include 13 of the 15 fastest growing metropolitan areas in the United States. We believe our strong market position in these desirable markets is likely to contribute to future growth in revenue and profitability.

        Long Standing Relationships with High Quality Customers.    We have been providing ice products and delivery services to many of our customers for more than a decade. These customers include prominent retailers across a variety of channels. Many of these customers require significant volumes of ice products on a multi-state basis and would require numerous suppliers to replace the extent of the services we currently provide. In addition, our customers depend on our consistent ability to ensure prompt and reliable delivery, particularly during peak seasonal months. The strength of our customer relationships is further reinforced by the fact that almost all of our customers rely on a single supplier of packaged ice at each point of sale. We believe that the strength of our customer relationships provides us with a significant competitive advantage over other suppliers in our markets.

        Multiple Distribution Service Offerings.    We attract and retain customers by offering a variety of service alternatives to meet our customers' specific supply chain needs. These alternatives include traditional distribution methods, such as delivery to our merchandisers, delivery of bulk quantities to retail locations and warehouse shipments from a centralized point of production. In addition, our proprietary Ice Factory units provide certain high volume customers with self-contained on-site ice production, packaging and storage. These delivery alternatives enable us to offer our customers the flexibility to meet their specific supply requirements in a reliable and cost-efficient manner.

        Strong, Incentivized Management Team with Proven Execution Capabilities.    Led by our Chairman and Chief Executive Officer, William P. Brick, and our President and Chief Operating Officer, Jimmy C. Weaver, our executive officers have extensive industry experience, averaging approximately 12 years with us and our predecessors. Our management team has been responsible for successfully executing our strategy of increasing our profitability through operational improvements, including cost rationalization, facility consolidation and working capital management, while strengthening customer relationships. After giving effect to this offering, members of our senior management team will have a combined equity ownership in Reddy Holdings of approximately 4.7% of Reddy Holdings' fully diluted common equity.

Business Strategy

        Our business strategy is to strengthen our competitive position, increase revenues and drive profitability by:

        Enhancing Revenue Growth.    We believe there are several opportunities to maintain and grow our revenues through:

          Growth from Our Existing Customers.    We intend to capitalize on our long-standing customer relationships by growing with our large national and regional customers as they seek to increase their market penetration and consolidate the retail segments in which they operate. As the sole supplier in our regions to the majority of these customers, we are well positioned to share in our customers' growth. In addition, for certain customers for whom we are not the sole supplier, there is a likely opportunity to capture incremental volume as these customers continue to reduce their supplier base in order to achieve efficiencies across the supply chain.

          New Product Introductions.    We continue to broaden our product offerings through the introduction of new sizes of bagged ice. We believe that introducing new bag sizes at various price points offers an opportunity to enhance our product mix and increase our sales and operating margins.

          Growth from Outsourcing Trends of Large Retailers.    Several large retailers continue to produce packaged ice in-house. Consistent with general outsourcing trends among retailers, we have assumed certain ice supply requirements for a number of large retail chains that previously operated captive ice manufacturing facilities, including Albertson's, HEB and Safeway. We should be able to capture additional volume from new and existing customers if retailers increasingly choose to outsource and focus on their core competencies.

        Selectively Pursuing Acquisitions.    The packaged ice industry continues to be highly fragmented. We will continue to pursue strategic acquisitions in existing or adjacent geographic markets that enhance the density of our distribution routes, provide capacity rationalization opportunities, increase our market penetration in existing markets or expand our presence in contiguous markets. In 2004, we acquired 11 businesses for purchase prices aggregating approximately $16.9 million, including direct acquisition costs of $0.5 million. In addition, we made two acquisitions in 2003, including the Triangle acquisition, for purchase prices aggregating $67.4 million. We did not complete any acquisitions in the first half of 2005. We completed the integration of our 2003 and 2004 acquisitions with our operations, financial and management systems and customer service departments during 2004.

        Continuing Efficiency Improvements.    In the last five years, we have consolidated our ice manufacturing and distribution facilities, reducing the total number of facilities (including all acquired facilities) from 134 to 111 at June 30, 2005. As we have reduced the number of facilities, we have increased our overall capacity by relocating equipment and investing in new equipment. This has contributed to our operating margins (income from operations as a percentage of revenue) improving from 6.8% for the year ended December 31, 2001 to 18.3% for the year ended December 31, 2004. We have identified several opportunities for continued facility consolidations that we expect can be implemented without a significant increase in capital expenditures. In addition, we believe there are opportunities for continued efficiency improvements through distribution route optimization.

Ice Products

        We market our ice products to satisfy a broad range of customers, primarily under the Reddy Ice brand name. We produce our ice in cube, half-moon, cylindrical and crushed forms and also produce ice in block forms. Our primary ice product is cubed ice packaged in small bags (primarily seven and ten pounds), which we sell principally to convenience stores and supermarkets. We also sell significant amounts of medium bags of cubed ice (16 to 20 pounds) and ten-pound block bags to the same convenience stores and supermarkets. We sell cubed ice in assorted bag sizes ranging from 16 to 50 pounds to restaurants, bars, stadiums, vendors and caterers. In addition, we sell block ice in 10-, 25- and 300-pound sizes to commercial, agricultural and industrial customers.

        We continue to broaden our product offerings through the introduction of new sizes of bagged cubed ice as well as new ice products. New bag sizes such as ten-pound bags of cubed ice may offer an opportunity to enhance revenue and income from operations. In 2004, sales of ten-pound bags of cubed ice accounted for approximately 5% of ice product revenues, an increase from approximately 0.1% of ice product revenues in 2003. We expect sales of ten-pound bags as a percentage of ice product revenues to continue to increase in 2005. In addition, we continue to develop and test new products, including an extra clear, perfectly square ice cube that melts more slowly than standard ice cubes and is targeted toward consumers of home refrigerator ice.

Manufacturing

        To ensure that the water supplied by each municipality meets our quality standards, the water is often filtered for use in the ice making process. We use low micron filtration, carbon filtration, water softeners, ozone generators and reverse osmosis as needed to achieve the proper water quality needed to produce a clear product. All of our ice manufacturing facilities are certified by the International Packaged Ice Association. This certification requires the inspection of more than 50 areas of operations, ensuring high water quality, a sanitary operating environment and safe working conditions.

        We manufacture ice in two ways: the vertical plate method and the vertical tube method. In both methods, water is circulated over cold vertical surfaces where the flowing water freezes into ice. The process of freezing the water while in motion acts as a final purification process by extracting minerals and other dissolved solids still present in the water following the filtration process. When the ice builds to the proper thickness it is detached from the plates or tubes by heating the freezing surfaces. In the vertical plate method, the sheet of ice falls onto a motor driven cutter, which chops the ice into smaller sizes and empties into a collection bin. In the vertical tube method, as the tube of ice falls into the collection bin, it is cut into small cubes by a rotating cutter. From the collection bin, the ice is transferred to a central refrigerated holding bin where the ice is mechanically raked and dried before it is packaged.

        From the central refrigerated holding bin, the ice is then mechanically screened to remove any small pieces and to separate the ice according to size. The ice is then transferred to packaging machines, where the ice is measured and packaged into a variety of bag sizes. After bagging the ice, the product is palletized and stored in our cold storage vaults before being delivered to customer locations.

        For the majority of our manufacturing facilities, we use ammonia as the refrigerant in the ice makers and storage vaults. Ammonia is a common refrigerant used for most industrial refrigeration systems.

Distribution

        Due to high product transportation and shipping costs, the ice business has historically been a regional service business in which manufacturers produce and package ice at centrally located facilities and distribute to a limited market radius of approximately 100 miles. Due to these geographic constraints and the limited amount of product differentiation in the packaged ice industry, we focus on maintaining an efficient service, distribution and pricing system in each of our markets. We deliver ice through both traditional distribution methods and the on-site Ice Factory system. We believe that this unique combination of distribution service offerings enables us to better serve our customers.

        Traditional Distribution.    We produce and bag ice at centrally located manufacturing facilities and subsequently sell the product with several delivery alternatives. These delivery alternatives include (1) delivering packaged ice directly to the customers' retail locations and stocking our merchandisers, (2) delivering pallet quantities to retail locations where our customers' employees stock our merchandisers and (3) warehouse shipments of ice from our facilities to the facilities of our customers who choose to deliver ice to their retail locations through their own distribution network. Our products are delivered through our own distribution operation as well as by third-party distributors who transport and deliver the product to our customers. These distributors also purchase ice from us for resale to their own customers. To store ice inventory, we own or rent appropriate freezer space. We own or lease approximately 1,150 trucks for distribution in non-peak periods. During the peak summer months, we estimate that we may rent up to approximately 200 additional trucks.

        We currently serve approximately 79,000 customer locations through traditional distribution methods, principally through the use of our company owned ice merchandisers that are installed at most of our customers' locations. Our size and scale provide us with an efficient production and distribution network by providing us with customer density, additional production capacity and dedicated distribution centers. The increased customer density has improved routing efficiencies and reduced our transportation costs, which represent our largest cost component. In addition, our production capacity in adjacent geographic markets has allowed us to avoid "out of ice" situations and related lost sales during peak periods.

        In 2004, traditional ice manufacturing and distribution accounted for approximately 91% of ice product revenues.

        Ice Factory.    The Ice Factory is our proprietary self-contained automated system placed at the customer's location that manufactures, bags and stores packaged ice. Each unit is built to our specifications and includes an ice maker, merchandiser and bagging machine. The unit is capable of producing and packaging 240 bags of ice per day. The Ice Factory is most frequently used in high volume supermarkets and other commercial locations. The Ice Factory, when combined with traditional delivery methods, provides our customers with the flexibility to meet their specific supply requirements in a cost-efficient manner. Transportation costs, the most significant costs of traditional ice delivery, are eliminated by on-site production. As a result of these cost savings, we believe that The Ice Factory provides us with operating efficiencies in high volume locations compared to traditional ice delivery.

        Ice Factory locations are selected only after a thorough review and analysis of historical ice sales and the local competitive environment. Approximately 800 of our installed base of approximately 3,000 Ice Factories are operated and maintained by other ice suppliers under management agreements with us. In 2004, Ice Factories accounted for approximately 9% of ice product revenues.

        We believe that providing frequent, regular and reliable service and support to our customers is one of the most important elements in operating our Ice Factory network. We have a routine route servicing system, which utilizes trained service representatives to perform the regularly scheduled service procedures, and we maintain toll-free telephone support for responding to customer calls regarding repairs and maintenance.

Customers

        We market our ice products to a broad range of customers, including supermarket chains, mass merchants, convenience stores, wholesale ice and food distributors, commercial users, resorts and restaurants, agricultural buyers and competitive producers and self-suppliers who experience supply shortages. The primary purchasers of our traditional ice products and users of our Ice Factory are retailers with no internal ice production capacity. We believe that our high level of service and quality products at competitive prices results in customer loyalty.

        We have a diversified customer base. Our largest customer, Wal-Mart and Sam's Club on a combined basis, accounted for approximately 10% of our revenues in 2004 and approximately 11% of our revenues for the six months ended June 30, 2005. Our largest customer accounted for less than 10% of our revenues in 2003 and less than 8% of our revenues in 2002. Our other largest national accounts include the supermarket chains Albertson's, Kroger and Safeway; and the convenience and petroleum store chains Circle K, 7-Eleven and ExxonMobil. Major regional customers include the supermarket chains Publix, Winn-Dixie, Food Lion and HEB and the convenience and petroleum store chains Diamond Shamrock, The Pantry and RaceTrac. In 2004, our sales, measured in terms of seven-pound equivalent units, were allocated to our retail channels as follows: 45% to supermarket and mass merchant chains, 29% to convenience and petroleum store chains, 12% to distributors and 14% to other channels. The percentage of our total volume measured in terms of seven-pound equivalent units sold to national and regional supermarket, mass merchant and convenience and petroleum store chains has grown from approximately 54% in 2002 to approximately 57% in 2004, due to consolidation within those retail channels.

Sales and Marketing

        Our sales and marketing personnel communicate regularly with our existing customers and initiate discussions with potential new customers. Sales and marketing personnel at our corporate headquarters, along with certain members of our senior management, communicate with our larger national and regional chain customers while our field personnel handle smaller local customers and local representatives of our larger national and regional chain customers.

        Typically, our customer relationships are long term and turnover of major customers is infrequent. As a result, a significant portion of our corporate sales and marketing efforts are focused on maintaining and expanding these existing relationships. We also regularly explore and develop new customer relationships.

Competition

        The traditional packaged ice industry is highly competitive and highly fragmented. In the United States, the traditional packaged ice industry is led by us and three smaller, regional, multi-facility suppliers. Although these suppliers generally do not serve customers in our primary markets, we do compete with numerous smaller local and regional companies of varying sizes and competitive resources. Most ice manufacturers have annual revenues of less than $1.0 million. In addition to our direct competition, numerous convenience and grocery retailers operate commercial ice plants for internal use or manufacture and bag ice at their store locations. However, our ice products generally do not face competition within a particular store as almost all of our customers rely on a single supplier of packaged ice at each point of sale.

        Competition in the packaged ice industry is based primarily on service, quality and price. To compete successfully, an ice manufacturer must be able to offer significant supply and distribution capacity on a seasonal basis while maintaining cost efficiency. We are the largest company in the packaged ice industry, serving customers in 31 states and the District of Columbia. Our large geographic footprint, manufacturing capacity and distribution infrastructure, including traditional ice delivery, warehouse delivery and The Ice Factory, gives us the ability to service large retailers across multiple states and regions in a variety of ways. Because of these attributes, we are positioned to benefit from continued consolidation within our customer base and from increased reliance by national and regional customers on suppliers that serve multiple markets.

        We have been providing ice products and delivery services to many of our large customers for more than a decade. Our customers depend on our consistent ability to ensure prompt and reliable delivery, particularly during peak seasonal months. The strength of our customer relationships is further reinforced by the fact that almost all of our customers rely on a single supplier of packaged ice at each point of sale. We believe that the strength of our customer relationships provides us with a significant competitive advantage over other suppliers in our markets.

Acquisitions

        From 1997 through 1999, we pursued a consolidation strategy within the highly fragmented packaged ice industry. During that period, we completed approximately 80 acquisitions. Significant acquisitions included the purchase of Reddy Ice Corporation from Suiza Foods Corporation in April 1998 and the purchase of Cassco Ice & Cold Storage, Inc., which we refer to in this prospectus as Cassco, in July 1998. Reddy Ice Corporation, prior to our acquisition of it, had been active in the consolidation of the packaged ice industry, having made 28 acquisitions from January 1997 to April 1998. Cassco was a leading regional producer and distributor of packaged ice products and was an owner/operator of refrigerated warehouses in the mid-Atlantic region. We did not complete any significant acquisitions from 1999 through 2002 due to the decline in our common stock value and our substantial leverage.

        In the fourth quarter of 2003, we acquired two ice companies for purchase prices aggregating $67.4 million, the more significant of which was Triangle, the purchase price for which was approximately $64.3 million. The acquisitions were financed with the proceeds from a sale of our common and preferred stock, term loan borrowings under our existing senior credit facilities and the use of cash on hand. Prior to the acquisition, Triangle operated primarily in North and South Carolina. Although Triangle served some of the same customers as we did before we acquired Triangle, such as Food Lion, Wal-Mart, Winn-Dixie and Circle K, there was no overlap between any of our customer locations and those of Triangle. With revenues of approximately $30.0 million for the fiscal year ended April 30, 2003, Triangle owned or operated eight ice manufacturing facilities and one distribution center and had an aggregate daily ice manufacturing capacity of approximately 2,085 tons.

        In 2004, we completed eleven acquisitions for a total purchase price of approximately $16.9 million, including direct acquisition costs of $0.5 million. The purchase price for each of these acquisitions was paid from our available working capital. Annual revenue associated with each of these acquisitions ranged from $0.1 million to $3.1 million and aggregated approximately $13 million, the largest being Dalton Ice in northern Georgia. These acquisitions have added four ice manufacturing facilities and six distribution centers to the facilities we own or operate. We did not complete any acquisitions in the first half of 2005.

        We will continue to consider strategic acquisitions in existing or adjacent geographic markets that enhance the density of our distribution routes, provide capacity rationalization opportunities, increase our market penetration in existing markets or expand our presence in contiguous markets.

Dispositions

        In recent years, as part of our strategy to reduce our debt and make better use of our assets, we began a program to evaluate and dispose of excess and non-core assets, including real estate and equipment. In 2004, 2003 and 2002, we realized $2.7 million, $1.5 million and $3.4 million, respectively, in proceeds from non-core assets disposed of, primarily through the sale of real estate. In 2004 and 2002, we recorded losses on the dispositions of assets in the amount of $0.4 million and $4.3 million, respectively. In 2003, we realized a gain of $0.01 million related to dispositions. In 2002, we recorded a charge of $3.3 million to reduce the carrying value of certain pieces of real estate that were classified as "assets held for sale" to their fair value. There were no impairments or writedowns in 2004 or 2003. We plan to continue to market certain excess real estate and non-core assets in 2005 and realized proceeds of approximately $0.4 million in the six months ended June 30, 2005.

Non-Ice Products

        We also derive revenues from other goods and services, including refrigerated warehousing and the manufacture and sale of bottled water. Revenues from these non-ice products and operations have accounted for less than 10% of our total revenues during each of the years ended December 31, 2004, 2003 and 2002.

Employees and Labor Relations

        At June 30, 2005, we directly employed approximately 1,400 company employees and retained approximately 1,400 additional employees through temporary employment agencies. Each year, during the first and fourth quarters, our labor force decreases to approximately 2,000 total employees due to seasonal decreases in ice demand. We direct and control the hiring process for substantially all of these seasonal employees, while using temporary employment agencies for payroll administration and risk management of workers compensation insurance. We generally have not experienced any difficulty in meeting these seasonal employment needs. Labor, including the associated payroll taxes and benefit expenses, is our most significant expense item and was approximately 32% of our sales for the year ended December 31, 2004. As of June 30, 2005, no employees were represented by a union or subject to a collective bargaining agreement. We have never experienced a work stoppage due to labor difficulties and we believe our relationship with our employees is good.

Raw Materials and Suppliers

        We have not experienced any material supply problems in the past with respect to our business segments.

        Electricity is a significant component of our manufacturing costs. The cost of electricity was approximately 6% of our revenues in 2004. Since 2002, our plants have been operating in both regulated and deregulated electricity markets. A significant number of our manufacturing facilities operate in regulated electricity markets and pay rates based on standard schedules for similar industrial facilities. With the assistance of an outside consultant and our own internal resources, we regularly monitor and review rate schedules, usage and other statistical data to ensure proper billing and identify additional cost control opportunities that may be available in these regulated markets. In deregulated electricity markets, we regularly evaluate market conditions and competing suppliers to obtain the best pricing available. Significant increases in electricity rates in both the regulated and deregulated markets in which we operate could have a material adverse effect on our results of operations as we may not be able to pass this expense through to our customers.

        We use large quantities of plastic bags. The cost of bags was approximately 6% of our revenues in 2004. We used approximately 484 million seven-pound equivalent units in 2004. There are numerous plastic bag manufacturers throughout the United States with the capability of providing for our plastic bag needs. Although one company dominates the industry, we currently purchase bags from several companies to ensure price competition. Historically, market prices for plastic bags have fluctuated in response to a number of factors, including changes in polyethylene prices.

        We have relationships with approximately 175 third party ice distributors and co-packers throughout our market area who deliver a portion of our products to our customers and sell ice to their own customers. We have contractual relationships with approximately 110 of these distributors and co-packers. Our contracts contain standard terms governing their relationship with us, including exclusivity and price. Distributors handled approximately 29% of our ice sales, measured in terms of seven-pound equivalent units, in 2004, either delivering the product to our customers for a delivery fee or reselling the ice to their own customers. We generally do business with distributors under one of two arrangements. Beginning in the first half of 2004, we began shifting the majority of our distributors to an arrangement that results in reporting sales and cost of sales (excluding depreciation) at their gross, rather than net, amounts. Total costs related to these distribution services were approximately 5% of our revenues in 2004.

        We also use large quantities of fuel in our distribution process. Numerous vendors throughout the United States provide the fuel for our vehicles. Fuel expenses in 2004 were approximately 3% of our revenues, as compared to 2% of our revenues in the twelve months ended December 31, 2003. Market prices for fuel have fluctuated widely in the past. Significant increases in fuel prices could have a material adverse effect on our business as we may not be able to pass this expense through to our customers.

Information Systems

        Internal information systems are critical to our ability to operate efficiently. We are able to monitor individual manufacturing plants and Ice Factory performance on a daily basis through automated and manual reporting systems. This information enables us to track detailed cost and profitability information, identify opportunities to redistribute traditional manufacturing capacity among markets, assess the cost-effectiveness of an Ice Factory at a particular location and analyze market sales trends. In addition, all of our accounting and financial reporting functions are integrated into a single accounting platform that is installed in all reporting locations and connected to our central facility in Dallas, Texas. This system facilitates centralized cash management, timely financial reporting, consistent reporting formats and improved inventory tracking.

Intellectual Property

        We regard The Ice Factory® as proprietary and rely primarily on a combination of patents, nondisclosure and confidentiality agreements and other protection methods to secure and protect our intellectual property rights. We hold or have exclusive rights to several patents relating to The Ice Factory, including the bagging device and the overall assembly of the unit. The patents filed in North America relating to The Ice Factory expire at various dates from 2010 through 2014. In addition, we have developed or acquired a number of trademarks (both registered and common law) and trade names for use in our ice business, and we hold licenses for the use of additional trademarks from third parties. We believe the use of our trademarks creates goodwill and results in product differentiation.

However, we do not believe that the loss of any of our trademarks would have a material adverse effect on our business or results of operations.

Government Regulation

        The packaged ice industry is subject to various federal, state and local laws and regulations. These require us to, among other things, obtain licenses for our plants and machines, pay annual license and inspection fees, comply with certain detailed design and quality standards regarding our plants and Ice Factories and continuously control the quality and quantity of our ice.

        Our packaged ice products are subject to federal and state regulation as a food pursuant to the Federal Food, Drug and Cosmetic Act, regulations promulgated thereunder by the Food and Drug Administration and analogous state statutes. These statutes and regulations impose comprehensive food manufacturing practices governing the sanitary conditions of the facilities where ice is manufactured, the design and maintenance of the equipment used to manufacture the ice, the quality of source water and the sanitary practices of employees during ice production. We cannot predict the types of government regulations that may be enacted in the future by federal, state or local governments or how existing or future laws or regulations will be interpreted or enforced. The enactment of more stringent laws or regulations or a stricter interpretation of existing laws and regulations may require additional expenditures by us, some of which could be material. Various states have imposed additional requirements including (1) quarterly testing of ice for the presence of microbes and certain substances regulated under the federal Safe Drinking Water Act, (2) specific requirements for keeping ice packaging operations separate from other activities and (3) labeling requirements for the bags used, including the name of the ice manufacturer, the manufacturing location and the net weight. Certain of our Ice Factories and ice manufacturing facilities are subject to routine and random safety, health and quality inspections. We believe that our facilities, manufacturing practices and Ice Factories are in substantial compliance with all applicable federal, state and local laws and regulations and that we will be able to maintain such substantial compliance in the future.

        We are subject to certain health and safety regulations, including Occupational Safety and Health Act regulations. These regulations require us to comply with certain manufacturing, health and safety standards to protect our employees from accidents. From time to time, our employees experience accidents on the job, which on occasion will result in a review or an investigation by the Occupational Safety and Health Administration. Such reviews may result in penalties or the requirement that we make modifications to our procedures or facilities, all of which may result in increased costs.

Environmental Matters

        Our ice manufacturing, bottled water and cold storage operations are subject to a wide range of environmental laws and regulations governing, among other things, air emissions, wastewater discharges, the use, management and disposal of hazardous and non-hazardous materials and wastes, and the cleanup of contamination. These requirements are complex, changing and tend to become more stringent over time. Noncompliance with such laws and regulations, or incidents resulting in environmental releases, could cause us to incur substantial costs, including cleanup costs, fines and penalties, third party claims for personal injury, investments to retrofit or upgrade our facilities and programs, or curtailment of our operations.

        Our facilities use refrigerants such as ammonia and freon in manufacturing and cold storage operations. We have recently implemented risk and safety management plans at our facilities, as required under applicable laws and regulations, based on the quantity of ammonia stored and/or used at these locations. We will continue to review our facilities on an ongoing basis, including recently acquired facilities, to evaluate the feasibility of reducing on-site ammonia storage through engineering controls or, where required, to implement or update such programs. Some of our facilities that use various freon compounds may not be in compliance with applicable freon refrigerant requirements, including leak detection and repair, recordkeeping or reporting. We will continue to identify subject facilities and to implement procedural or mechanical changes as necessary to comply with applicable laws and regulations. To date, maintaining compliance with and addressing violations under these and other environmental laws and regulations has not had a significant effect on our business, financial condition or results of operations.

However, significant operating costs and capital expenditures could be incurred if additional or more stringent requirements are imposed in the future.

        From time to time, our use of ammonia has resulted in incidents that have temporarily disrupted our manufacturing operations and resulted in liability for administrative penalties and claims for personal injury. To date our costs to resolve these liabilities have not been material. We are currently in the process of settling litigation resulting from an ammonia release in June 2001 at our Baton Rouge, Louisiana manufacturing facility. See "—Legal Proceedings" for a more detailed description of this litigation. Although we carry liability insurance against such losses, we could incur significant costs if our coverage is not sufficient to pay for all or a large part of any judgments against us, or if our carrier refuses coverage for these losses.

        In addition, some freon refrigerants are subject to phase-outs and, as a result, are very costly to obtain. We will continue to reduce our dependence on such freon compounds by upgrading or modifying our operations and by identifying approved substitutes. Based on current information, we believe that the freon phase-outs will not impede our ability to produce ice and provide cold storage or result in material cost increases for freon substitutes.

        Certain of our current and former facilities have a history of industrial or commercial operations. Because some environmental laws can impose liability for the entire cost of cleanup upon any of the current or former owners or operators, regardless of fault, it is possible that we could become liable for investigating or remediating contamination at these properties if any investigation or remediation is required in the future. Such costs have not historically had, and are not expected to have in the future, a material adverse effect on our business, financial condition or results of operations.

Seasonality

        The packaged ice business is highly seasonal, characterized by peak demand during the warmer months of May through September, with an extended peak selling season in the southern United States. Approximately 68%, 66% and 68% of our revenues occurred during the second and third calendar quarters in each of 2004, 2003 and 2002. For information on our revenues per quarter for each of 2004, 2003 and 2002, see Note 16 to our audited financial statements included elsewhere in this prospectus. The decrease in 2003 was primarily due to the timing of our acquisitions, which occurred in the fourth quarter of that year. As a result of seasonal revenue declines and a less than proportional decline in expenses during the first and fourth quarters, we typically experience lower profit margins resulting in losses during these periods. In addition, because our operating results depend significantly on sales during our peak season, our quarterly results of operations may fluctuate significantly as a result of adverse weather during this peak selling period if the weather is unusually cool or rainy on a national or regional basis.

Properties

        We maintain our principal executive offices in Dallas, Texas, where we lease approximately 17,958 square feet of space. The lease in Dallas expires in 2015. At June 30, 2005, we owned or leased 58 ice manufacturing plants, 53 distribution centers, five refrigerated warehouses and one bottled water plant. As of June 30, 2005, we leased 14 of our ice manufacturing plants and 17 of our distribution centers. The leases are scheduled to expire at various dates from 2005 to 2016. Including an installed base of approximately 3,000 Ice Factories, we had a combined, rated ice manufacturing capacity of over 16,000 tons per day. We believe that our current physical properties, along with our planned capital expenditures, are adequate for us to execute our current business strategy.

        Certain manufacturing and distribution facilities may be permanently closed in conjunction with our continuing consolidation plans, while others may be closed on a seasonal basis depending upon production requirements. As of December 31, 2004 and 2003, certain properties are classified as assets held for sale on our consolidated balance sheets. As of June 30, 2005, we have six idle properties that are being marketed for disposition. These properties are excluded from the table below.

        The following is a list of our active facilities and total rated traditional ice manufacturing capacity as of June 30, 2005:

	Ice Products		Non-Ice Products
					Traditional Manufacturing Capacity (Tons Per Day)(1)
	Manufacturing Facilities	Distribution Centers	Refrigerated Warehouses	Bottled Water Plants
Alabama	2	1	—	1	472
Arizona	3	3	—	—	956
Arkansas	1	2	—	—	240
California	1	—	—	—	80
Colorado	1	—	1	—	320
Florida	9	5	—	—	1,957
Georgia	5	3	—	—	1,222
Louisiana	3	6	—	—	720
Maryland	1	2	—	—	240
Mississippi	—	2	—	—	—
Missouri	1	—	—	—	180
Nevada	1	—	1	—	260
New Mexico	1	3	—	—	160
North Carolina	4	—	1	—	1,225
Oklahoma	3	2	—	—	502
South Carolina	4	—	—	—	860
Tennessee	2	—	—	—	408
Texas	11	20	—	—	2,760
Utah	1	—	—	—	140
Virginia	3	4	2	—	880
West Virginia	1	—	—	—	120

Total	58	53	5	1	13,702

(1)
Does not include the rated ice manufacturing capacity of our installed Ice Factories, which was approximately 3,000 tons per day in the aggregate as of June 30, 2005 and approximately 754 tons per day of idle traditional ice manufacturing capacity as of June 30, 2005.

Legal Proceedings

        We are involved in various claims, lawsuits and proceedings arising in the ordinary course of business. There are uncertainties inherent in the ultimate outcome of such matters and it is difficult to determine the ultimate costs that we may incur. Other than those lawsuits described below, we believe the resolution of such uncertainties and the incurrence of such costs will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

        We are involved in litigation in connection with an ammonia release at our Baton Rouge, Louisiana manufacturing facility in June 2001. The case, which is a consolidation of seven lawsuits generally referred to as Wallace Acey, Jr., et al. v. Reddy Ice Corp., is pending in the 19th Judicial District Court, Parish of East Baton Rouge, Louisiana. The plaintiffs, which have been certified as a settlement class, have alleged injuries primarily consisting of inconvenience, watery eyes and offensive odors. No specific amount of damages was specified in the action. The fairness of the settlement was approved by the court on January 25, 2005. We believe the settlement will be finalized during 2005. Our insurance carrier will pay the majority of the settlement and related legal fees. We have recognized $150,000 of expense in our 2004 results related to our obligation under the settlement. We do not believe that the final resolution of the litigation will have a material impact on our business, financial condition or results of operations.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth information regarding Reddy Group's executive officers and the members of Reddy Holdings' and Reddy Group's boards of directors (and committee memberships after giving effect to changes implemented in connection with this offering):

Name	Age	Positions
William P. Brick(4)	54	Chairman of the Board of Directors and Chief Executive Officer
Jimmy C. Weaver	52	President, Chief Operating Officer and Director
Steven J. Janusek	33	Executive Vice President, Chief Financial Officer and Secretary
Ben D. Key	51	Senior Vice President—Sales
Graham D. Davis	51	Senior Vice President—Central Operations
Thomas L. Dann	56	Senior Vice President—Western Operations
Joseph A. Geloso	50	Senior Vice President—Eastern Operations
Raymond D. Booth	53	Senior Vice President—Mid-Atlantic Operations
Mark A. Steffek	36	Vice President—Finance and Treasurer
Beth L. Bronner(1)(2)(3)	54	Director
Philip M. Carpenter III	33	Director
Robert J. Fioretti	35	Director
Andrew R. Heyer(2)	47	Director
David E. King(3)(4)	46	Director
Douglas R. Korn(2)	42	Director
Tracy L. Noll(1)(2)(3)	57	Director
William P. Phoenix(3)(4)	48	Director

(1)
Member of the Audit Committee. Mr. Noll is the chairperson of the committee.

(2)
Member of the Compensation Committee. Mr. Noll is the chairperson of the committee.

(3)
Member of the Corporate Governance and Nominating Committee. Ms. Bronner is the chairperson of the committee.

(4)
Member of the Executive Committee.

        William P. Brick became Chief Executive Officer in April 2001 and the Chairman of Reddy Group's Board of Directors in June 2001. Prior to joining Reddy Group, Mr. Brick was employed by Suiza Foods Corporation, now known as Dean Foods Company, where he served as Executive Vice President from July 1996 until October 1996 and as Chief Operating Officer of Dairy Operations from October 1996 until January 2000. Before joining Suiza, Mr. Brick was the Vice President—Sales and Marketing for the Metropoulos Management Group from February 1996 until June 1996. From 1995 until January 1996, he served as Vice President—Sales and Marketing for Ultra Products. In addition, from 1991 until December 1994, Mr. Brick held various positions with the Morningstar Group, Inc., including Vice President of Sales, and he served in several capacities for Palm Dairies Inc. in Calgary, Alberta, from 1988 until 1991.

        Jimmy C. Weaver became Chief Operating Officer in April 1998, President in February 2001 and Director in May 2002. From April 1998 through January 2001, he served as Executive Vice President. Mr. Weaver joined Reddy Ice Corporation in September 1996 and was President of Reddy Ice Corporation prior to its acquisition by Reddy Group in April 1998. From May 1993 until August 1996, Mr. Weaver was Vice President of Sales and Marketing of

Booth/Crystal Tips, a manufacturing division of Scotsman Industries based in Dallas, Texas, that produces and sells ice making equipment.

        Steven J. Janusek became Chief Financial Officer in October 2000 and Secretary in June 2001. Mr. Janusek is a certified public accountant and served as Treasurer from February 2000 until March 2001 and as Corporate Controller from January 1998 until October 2000. Mr. Janusek joined Southwestern Ice, Inc. in July 1994 and from January 1996 served as the Corporate Controller of Southwestern Ice until its merger with Reddy Group in April 1997. Mr. Janusek briefly resigned his position as Chief Financial Officer in March 2001 to pursue another opportunity but returned to Reddy Group as Chief Financial Officer in April 2001.

        Ben D. Key became Senior Vice President—Sales in April 2001. From April 1998 until April 2001, Mr. Key served as Vice President—Sales. Mr. Key joined Reddy Ice Corporation in June 1997 and served in the same position prior to its acquisition by Reddy Group. Prior to joining Reddy Ice Corporation, Mr. Key was engaged in government service and political consulting for twenty years.

        Graham D. Davis became Senior Vice President—Central Operations in March 2001. From April 1998 through March 2001, he was Senior Vice President—Western Operations. For the five years prior to joining Reddy Group, Mr. Davis was Executive Vice President of Operations of Reddy Ice Corporation.

        Thomas L. Dann became Senior Vice President—Western Operations in March 2001. Mr. Dann joined Reddy Ice in 1987 through the acquisition of his company, Lampasas Ice, which he owned and operated from 1971. While at Reddy Ice Corporation and subsequently at Reddy Group, Mr. Dann has served in various management positions including Plant Manager, Zone Manager and Area Vice President.

        Joseph A. Geloso became Senior Vice President—Eastern Operations in February 2001. Mr. Geloso joined Reddy Ice Corporation in 1987 as a plant manager. While at Reddy Ice and subsequently at Reddy Group, Mr. Geloso served in various management positions including Plant Manager, Zone Manager and Area Vice President.

        Raymond D. Booth became Senior Vice President—Mid-Atlantic Operations in July 2003. Prior to joining Reddy Group, Mr. Booth was the principal of Booth Consulting, LLC and was engaged by Reddy Group to oversee its mid-Atlantic cold storage businesses as well as serving other food related clients. Mr. Booth has over 32 years experience in the dairy foods business, where his career engaged him in all aspects of the growth through acquisition and branding of Country Fresh, LLC. He served in various senior management positions including Senior Vice President of Country Fresh, LLC, one of the Midwest's largest dairy products providers. Country Fresh merged with Suiza Foods in November 1997, and Mr. Booth became Suiza's Senior Vice President of Operations in January 1999. He served in that capacity until January 2001 when he became President of Suiza's Country Fresh division. Mr. Booth served in that capacity until December 31, 2001 when he started his own consulting company.

        Mark A. Steffek became Vice President—Finance and Treasurer in April 2001. Mr. Steffek is a certified public accountant and from September 1991 until he joined Reddy Group in September 2000 as Director of Financial Reporting and Assistant Treasurer, he served as an auditor with Deloitte & Touche LLP in various capacities, including senior manager.

        Beth L. Bronner became a member of the board of directors in February 2004. Ms. Bronner has been Senior Vice President and Chief Marketing Officer for Jim Beam Brands Worldwide since September 2003. From May 2001 to September 2003, Ms. Bronner served as a private consultant and president of a private realty company. In addition, she served as President and Chief Operating Officer of Advo Inc. from August 2000 until May 2001. Prior to that, Ms. Bronner was at Sunbeam Inc. from November 1998 as President—Health Division. Prior to that, she was with Citibank, N.A. from September 1996 as Senior Vice President and Director of Marketing for the United States and Europe. From July 1994 to August 1996, Ms. Bronner was Vice President—Emerging Markets of American Telephone & Telegraph Company Consumer Communications Services business. Ms. Bronner was President of the Professional Products Division of Revlon, Inc. from May 1993 until June 1994. From February 1992 to May 1993 she was Executive Vice President of the Beauty Care and Professional Products Division of Revlon, Inc. Ms. Bronner is also a director of Hain Celestial Group, Inc. and Assurance, Inc.

        Philip M. Carpenter III became a member of the board of directors on August 15, 2003 and is a Managing Director of Bear, Stearns & Co. Inc. and a Principal of Bear Stearns Merchant Banking, LLC. Prior to joining Bear Stearns in August 2002, Mr. Carpenter was a Principal of Brockway Moran & Partners, Inc., a private equity investment firm, which he joined in 1998. Prior to that, Mr. Carpenter was with the private equity firm Trivest, Inc. and the investment banking department of Bear, Stearns & Co. Inc. Mr. Carpenter is currently a Director of CamelBak Group, LLC, New York & Company, Inc. and Packaging Holdings, Inc. Mr. Carpenter holds a B.S. in Accounting from the State University of New York at Binghamton.

        Robert J. Fioretti became a member of the board of directors on August 15, 2003 and is an Executive Director of Trimaran Fund Management, L.L.C. Prior to joining Trimaran in August 2001, Mr. Fioretti was a member of CIBC World Markets Corp.'s Leveraged Finance Group, which he joined in 1999. Mr. Fioretti holds an M.B.A. and a B.S. in economics from the Wharton School of the University of Pennsylvania.

        Andrew R. Heyer became a member of the board of directors on August 15, 2003 and is a founder and Managing Director of Trimaran Fund Management, L.L.C. Mr. Heyer is also a vice-chairman of CIBC World Markets Corp., co-head of CIBC Argosy Merchant Banking Funds and a member of CIBC's U.S. Management Committee. Prior to joining CIBC in 1995, Mr. Heyer was a founder and managing director of The Argosy Group L.P. Mr. Heyer serves as a director of Niagara Corporation, Hain Celestial Group Inc., Millennium Digital Media Holdings, L.L.C., Brite Media Group and Village Voice Media, L.L.C. Mr. Heyer holds an M.B.A. and a B.S. in economics from the Wharton School of the University of Pennsylvania. Mr. Heyer currently serves as a trustee of the University of Pennsylvania and Chairman of the Board of Overseers of the University of Pennsylvania School of Social Work.

        David E. King became a member of the board of directors on August 15, 2003 and is a Senior Managing Director of Bear, Stearns & Co. Inc. and an Executive Vice President of Bear Stearns Merchant Banking, LLC. Prior to joining Bear Stearns in April 2001, Mr. King was a Partner at McCown De Leeuw & Co., a private equity investment partnership from 1990 to 2000, in charge of that firm's New York office investment activities. Currently, Mr. King is a Director of ACA Capital Holdings, Inc., Cavalry Investments LLC, Global VantEdge, Inc. and Sutton Place Group, LLC. Mr. King also sits on the advisory board of Falconhead Capital LLC and ChrysCapital. Mr. King holds an M.B.A. from Stanford University, an M.S. from the State University of New York, Stony Brook, and a B.S. from Rice University.

        Douglas R. Korn became a member of the board of directors on August 15, 2003 and is a Senior Managing Director of Bear, Stearns & Co. Inc. and an Executive Vice President of Bear Stearns Merchant Banking, LLC. Prior to joining Bear Stearns in January 1999, Mr. Korn was a Managing Director of Eos Partners, L.P., an investment partnership. Mr. Korn is currently a Director of Aearo Corporation and Vitamin Shoppe Holdings. Mr. Korn holds an M.B.A. from Harvard Business School and a B.S. in economics from the Wharton School of the University of Pennsylvania.

        Tracy L. Noll became a member of our board of directors in November 2003 and is the chairman of our audit and compensation committees. Mr. Noll also served on the board of directors of Packaged Ice from September 2002 until the merger in August 2003. Mr. Noll is currently a private investor based in Dallas, Texas. Mr. Noll was President and Chief Operating Officer of National Dairy Holdings, L.P., a $2 billion private company, from April 2001 to September 2003. He previously served as Executive Vice President, Corporate Development of Suiza Foods Corporation, now known as Dean Foods Company, from 1997 to 2001 and as Suiza's Executive Vice President and Chief Financial Officer from 1994 to 1997. Mr. Noll serves as a director of Lakeview Farms Inc. and as director and audit committee chairman of Citi Trends, Inc.

        William P. Phoenix became a member of the board of directors on August 15, 2003 and is a Managing Director of Trimaran Fund Management, L.L.C. Prior to joining Trimaran, Mr. Phoenix was a Managing Director of CIBC Capital Partners and was a Managing Director of CIBC World Markets Corp. Prior to joining CIBC World Markets Corp. in 1995, Mr. Phoenix had been a Managing Director of Canadian Imperial Bank of Commerce, which he joined in 1982. Mr. Phoenix also serves as a director of Millennium Digital Media, Eureka Broadband Corporation and Brite Media Group and serves as a director and chairman of Urban Brands, Inc. Mr. Phoenix holds an M.B.A. from the University of Toronto and a B.A. in economics from the University of Western Ontario.

Board of Directors

  Composition of the Board of Directors

        Our board of directors currently consists of ten directors. We currently have two independent directors, Beth L. Bronner and Tracy L. Noll. Our board of directors has determined that each of Ms. Bronner and Mr. Noll is "independent," as defined under and required by the Federal securities laws and the rules of the New York Stock Exchange. We expect to make additions to and replacements of the members of our board of directors in order to satisfy the New York Stock Exchange requirement that we have a board of directors composed of a majority of "independent" (as defined under the rules of the New York Stock Exchange) directors within one year of the completion of this offering.

  Committees of the Board of Directors

        Audit Committee.    Our audit committee currently consists of Tracy L. Noll, Beth L. Bronner, Philip M. Carpenter III and Robert J. Fioretti. Immediately after this offering, our audit committee will consist of Mr. Noll and Ms. Bronner. Each member of the audit committee must be financially literate, as such qualification is interpreted by the board of directors in its business judgement, or must become financially literate within a reasonable period of time after such member is appointed. In addition, our board of directors has determined that Mr. Noll is an "audit committee financial expert" as such term is defined in Item 401(h) of Regulation S-K. In accordance with the requirements of the New York Stock Exchange, the audit committee will be composed entirely of "independent" (as defined under the rules of the New York Stock Exchange) directors at the time of the completion of this offering and thereafter and will have a minimum of three members within one year of the completion of this offering.

        The audit committee will have at least four regular meetings each year. The result of each meeting will be reported at the next regular meeting of our board.

        The audit committee will have the responsibility for overseeing:

  •
  our accounting and financial reporting processes;

  •
  the reliability of our financial statements;

  •
  the effective evaluation and management of our financial risks;

  •
  our compliance with laws and regulations; and

  •
  the maintenance of an effective and efficient audit of our financial statements by a qualified independent registered public accounting firm.

        To fulfill these responsibilities, the audit committee will:

  •
  be aware of the current areas of greatest financial risk to us and ensure that management is effectively assessing and managing risks;

  •
  consider the effectiveness of our disclosure controls and procedures to promote timely, accurate, compliant and meaningful disclosure in our periodic reports filed with the SEC;

  •
  periodically review with the independent registered public accounting firm their assessment as to the adequacy of our structure of internal controls over financial accounting and reporting, and their qualitative judgments as to the accounting principals employed and related disclosures by us and the conclusions expressed in our financial reports;

  •
  review our accounting policies and practices to ensure they meet the requirements with respect to the rules and pronouncements of the FASB, the SEC and the Public Company Accounting Oversight Board;

  •
  select, evaluate and, if necessary, replace our independent registered public accounting firm;

  •
  actively engage in dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity or independence of the independent registered public accounting firm;

  •
  meet with the independent registered public accounting firm, the internal auditors and senior management to review the scope and methodology of the proposed audit;

  •
  discuss with management policies and practices regarding earnings press releases, as well as financial information and earnings guidelines provided to analysts and rating agencies;

  •
  set clear hiring policies with respect to any current or former employees of our independent registered public accounting firm;

  •
  review periodically our code of conduct and obtain confirmation from management that the policies included in the code of conduct are understood and implemented;

  •
  establish procedures for the receipt, retention and treatment of complaints we receive regarding our internal accounting controls or auditing matters and for the confidential, anonymous submission by employees of their concerns regarding our internal accounting controls and auditing matters; and

  •
  have the authority to engage independent counsel and other advisers, as necessary, to carry out any of the foregoing duties.

        On or prior to the completion of this offering, our board of directors will adopt a written charter for the audit committee, which will be available on our website and which availability will be disclosed in our annual report to stockholders.

        Compensation Committee.    Our current compensation committee consists of Tracy L. Noll, Andrew R. Heyer and Douglas R. Korn. Immediately after this offering, our compensation committee will consist of Mr. Noll, Mr. Korn, Mr. Heyer and Ms. Bronner. Mr. Korn and Mr. Heyer will be replaced by one or more of the directors appointed following completion of this offering. In accordance with the requirements of the New York Stock Exchange, the compensation committee will be composed of a majority of "independent" (as defined under the rules of the New York Stock Exchange) directors within 90 days of the completion of this offering and will be composed entirely of "independent" directors within one year of the completion of this offering. The nominating and governance committee will recommend to our board nominees for the compensation committee to our board. The compensation committee will meet at least once during each fiscal year. The primary responsibility of the compensation committee will be to develop and oversee the implementation of our philosophy with respect to the compensation of our officers. In that regard, the compensation committee will:

  •
  develop and maintain a compensation policy and strategy that creates a direct relationship between pay levels and corporate performance and returns to stockholders;

  •
  recommend compensation and benefit plans to our board for approval;

  •
  review and approve annual corporate and personal goals and objectives to serve as the basis for the chief executive officer's compensation, evaluate the chief executive officer's performance in light of the goals and, based on such evaluation, determine the chief executive officer's compensation;

  •
  determine the annual total compensation for our named executive officers;

  •
  with respect to our equity-based compensation plans, approve the grants of stock options and other equity-based incentives as permitted under our compensation plans;

  •
  review and recommend compensation for non-employee directors to our board; and

  •
  review and recommend employment agreements, severance arrangements and change of control plans that provide for benefits upon a change in control, or other provisions for our executive officers and directors, to our board. It is intended that arrangements for change of control benefits for our executive officers will be considered by the compensation committee after this offering.

        On or prior to the completion of this offering, our board of directors will adopt a written charter for the compensation committee, which will be available on our website and which availability will be disclosed in our annual report to stockholders.

        Governance and Nominating Committee.    Our current governance and nominating committee consists of Beth L. Bronner, David E. King and William P. Phoenix. Immediately after this offering, our nominating and governance committee will consist of Ms. Bronner, Mr. King, Mr. Phoenix and Mr. Noll. Mr. King and Mr. Phoenix will be replaced by one or more of the directors appointed following completion of this offering. In accordance with the requirements of the New York Stock Exchange, the nominating and governance committee will be composed of a majority of "independent" (as defined under the rules of the New York Stock Exchange) directors within 90 days of the completion of this offering and will be composed entirely of "independent" directors within one year of the completion of this offering. The nominating and governance committee will:

  •
  identify individuals qualified to serve as our directors;

  •
  recommend a set of corporate governance guidelines to our board;

  •
  review periodically the composition of our board;

  •
  identify and recommend director candidates for our board;

  •
  recommend to our board nominees for election as directors;

  •
  recommend to our board the composition of the committees of the board;

  •
  review periodically our corporate governance guidelines and recommend governance issues that should be considered by our board;

  •
  review periodically our committee structure and operations and the working relationship between each committee and the board; and

  •
  consider, discuss and recommend ways to improve our board's effectiveness.

        On or prior to the completion of this offering, our board of directors will adopt a written charter for the nominating and governance committee, which will be available on our website and which availability will be disclosed in our annual report to stockholders.

        Compensation Committee Interlocks and Insider Participation.    The compensation levels of our executive officers are currently determined by our compensation committee, subject to the approval of our board of directors. None of our executive officers has served as a director or member of the compensation committee, or other committee serving an equivalent function, of any entity of which an executive officer is expected to serve as a member of our compensation committee.

Codes of Conduct and Ethics and Corporate Governance Guidelines

        On or prior to the completion of this offering, our board of directors will adopt (1) a new code of business conduct and ethics applicable to our directors, officers and employees and (2) new corporate governance guidelines, each in accordance with applicable rules and regulations of the SEC and the New York Stock Exchange. On or prior to the completion of this offering, each of these codes of ethics and conduct and the corporate governance guidelines will be available on our website.

Director Compensation

        Our board consists of two management executives, six representatives designated by our Sponsors and two independent directors, Mr. Noll and Ms. Bronner. None of the existing board members, other than the independent members, presently receives any compensation for their services on the board. Upon consummation of this offering, the annual compensation for the services of our independent directors will be increased to $25,000 per annum, payable quarterly in arrears, plus an additional $2,500 per annum for each committee on which he or she serves. Additionally we expect to grant stock options to our independent directors from time to time, as determined by the full board. Directors are also reimbursed for ordinary and necessary expenses incurred in attending meetings of the Board of Directors or committee meetings. On February 3, 2004, we granted 8,280 time-based options to purchase common stock to each of Mr. Noll and Ms. Bronner. The options vest 25% per year, with the initial vesting of 25%

having occurred on January 1, 2005. Mr. Noll and Ms. Bronner each received transaction payments of $6,000 in conjunction with the issuance of the Reddy Holdings notes.

Executive Compensation and Incentive Programs

  Summary Compensation Table

        The following table sets forth certain compensation information for our Chief Executive Officer and four additional highly compensated executive officers (the "Named Executive Officers") for the three years ended December 31, 2004, 2003 and 2002:

		Annual Compensation					Long-Term Compensation
Name/Principal Position	Year	Salary	Bonus	Other Annual Compensation			Restricted Stock Awards		Securities Underlying Options	All Other Compensation
William P. Brick Chairman of the Board, Chief Executive Officer	2004 2003 2002	$389,231 360,000 360,000	$54,467 293,781 481,219	$	— 60,262(2 19,404(5	) )	$	— 182,968(3 —)	32,568 273,240 —	$242,602(1 668,441(4 9,300(6	) ) )
Jimmy C. Weaver President & Chief Operating Officer	2004 2003 2002	$275,000 242,308 225,000	$32,453 194,494 260,661	$	— 34,341(2 14,553(5	) )	$	— 107,820(3 —)	— 325,266 —	$249,227(1 407,021(4 1,125(6	) ) )
Steven J. Janusek Executive Vice President, Chief Financial Officer & Secretary	2004 2003 2002	$180,000 164,308 160,615	$16,340 97,927 144,366	$	— 14,934(2 7,277(5	) )	$	— 45,306(3 —)	— 143,106 —	$111,146(1 172,737(4 1,741(6	) ) )
Ben D. Key Senior Vice President—Sales	2004 2003 2002	$150,000 150,000 150,000	$13,617 81,606 133,672	$	— 12,932(2 7,277(5	) )	$	— 43,564(3 —)	— 84,594 —	$66,953(1 159,562(4 317(6	) ) )
Graham D. Davis Senior Vice President— Central Operations	2004 2003 2002	$150,000 172,885 185,000	$13,617 100,647 164,862	$	— 17,124(2 7,277(5	) )	$	— 53,729(3 —)	— 130,134 —	$102,878(1 201,133(4 1,914(6	) ) )

(1)
Represents amounts (i) paid to the employee as a special transaction bonus in connection with the October 2004 issuance of Reddy Holdings' 10 1/2% senior discount notes due 2012, (ii) contributions made to Reddy Group's 401(K) plan by the company, and (iii) the value of life insurance benefits paid by the company; for Mr. Brick, such amount also includes $7,500 of reimbursements for a life insurance policy. The amounts by employee and category are as follows:

	Special Transaction Bonus	401(K) Contributions	Life Insurance	Total
William P. Brick	$232,000	$1,998	$8,604	$242,602
Jimmy C. Weaver	247,000	1,123	1,104	249,227
Steven J. Janusek	109,000	1,800	346	111,146
Ben D. Key	65,000	1,125	828	66,953
Graham D. Davis	100,000	2,050	828	102,878

(2)
Represents bonuses to (i) reimburse the employee for income taxes payable on the grant of restricted stock that was received in August 2003 and (ii) reimburse the employee for the final income taxes due on the grant of restricted stock that was received in May 2002 and cancelled in February 2003. The amounts paid are allocated between the two grants as follows:

	2003 Grant	2002 Grant	Total
William P. Brick	$47,572	$12,690	$60,262
Jimmy C. Weaver	28,033	6,308	34,341
Steven J. Janusek	11,780	3,154	14,934
Ben D. Key	11,327	1,605	12,932
Graham D. Davis	13,970	3,154	17,124

(3)
Pursuant to the terms of the merger, certain members of the senior management team, including the Named Executive Officers, received shares of restricted common and 12% cumulative redeemable Series A preferred stock in an aggregate value of $500,000. All such restricted common shares vest on August 15, 2006 if the employee is still employed by us on that date. All restricted preferred shares were repurchased on October 27, 2004, at a redemption price of $1,000 per share plus accrued and unpaid dividends.

(4)
Represents amounts (i) paid to the employee in connection with change of control agreements which were entered into on May 9, 2001, (ii) signing bonuses paid in connection with the signing of new employment agreements on August 14, 2003, (iii) transaction fees paid in connection with the Triangle acquisition, (iv) contributions made to Reddy Group's 401(k) plan by the company and (v) the value of life insurance benefits paid by the company; for Mr. Brick, such amount also includes $7,500 of reimbursements for a life insurance policy. The amounts by employee and category are as follows:

	Change of Control Agreement	Signing Bonus	Triangle Transaction Fee	401(k) Contributions	Life Insurance	Total
William P. Brick	$630,000	$22,500	$5,675	$1,662	$8,604	$668,441
Jimmy C. Weaver	371,250	28,125	5,417	1,125	1,104	407,021
Steven J. Janusek	156,000	12,375	2,383	1,644	335	172,737
Ben D. Key	150,000	7,313	1,408	260	581	159,562
Graham D. Davis	185,000	11,250	2,167	2,000	716	201,133

(5)
Represents a bonus to reimburse the employee for income taxes payable on the grant of restricted stock that was received in May 2002 and cancelled in February 2003.

(6)
Represents 401(k) contributions made by the company; for Mr. Brick, such amount also includes $7,500 of reimbursements for a life insurance policy.

  Employment Agreements

        On August 14, 2003, we entered into executive employment agreements (each, an "employment agreement") with each of William P. Brick, our Chief Executive Officer, Jimmy C. Weaver, our President and Chief Operating Officer, Steven J. Janusek, our Executive Vice President, Chief Financial Officer and Secretary, Ben D. Key, our Senior Vice President of Sales and Graham D. Davis, our Senior Vice President—Central Region. The employment agreements with Messrs. Brick, Weaver, Janusek, Key and Davis each became effective as of August 14, 2003. The employment agreements for each of Messrs. Brick, Weaver, Janusek, Davis and Key are of indefinite duration.

        Under the terms of each employment agreement, in addition to his annual salary, each executive officer is entitled to participate in incentive compensation plans on the same basis as other comparable level employees. Each executive officer is also entitled to participate in various benefit plans.

        Each of these employment agreements provides for a minimum base salary. In addition, each agreement provides that the executive is entitled to receive an annual bonus upon achieving certain performance and operating targets. The employment agreements with Messrs. Brick, Weaver, Janusek, Key and Davis provide for minimum base salaries of $360,000, $275,000, $180,000, $150,000 and $150,000, respectively. On March 26, 2004, the Compensation Committee approved an increase in Mr. Brick's annual salary to $400,000 per year, effective as of that date.

        Each of these employment agreements provides for severance payments under certain circumstances. If Messrs. Brick or Weaver are terminated "without cause" or terminate their employment for "good reason" or become disabled, then they will receive a severance amount equal to 150% of their annual base salary payable either in a lump sum or on an ordinary payroll basis over a period of 18 months at our discretion. In addition, Mr. Brick's employment agreement entitles him to receive healthcare benefits from the date of termination of his employment until age 65. If Messrs. Janusek or Key are terminated "without cause" or terminate their employment for "good reason" or become disabled, then they will receive a severance amount equal to 100% of their annual base salary payable either in a lump sum or on an ordinary payroll basis over a period of 12 months at our discretion. If Mr. Davis is terminated "without cause" or becomes disabled, then he will receive a severance amount equal to 100% of his annual base salary payable either in a lump sum or on an ordinary payroll basis over a period of 12 months at our discretion. If we elect to pay a severance amount over a period of time, then the executive will also be entitled to a continuation in benefits for such period. The employment agreements also restrict the executive's business activities that compete with our business. In the case of Messrs. Brick and Weaver, these restrictions apply for a period of two years following the termination of the executive's employment. In the case of Messrs. Janusek, Davis and Key, these restrictions apply for a period of 18 months following the termination of the executive's employment.

        On March 24, 2005, the Compensation Committee approved revised compensatory arrangements with respect to certain of our executive officers and our Chief Executive Officer approved revised compensatory arrangements with respect to certain additional executive officers. Pursuant to the revised compensatory arrangements, certain of our officers will receive an increase in their base salaries effective March 25, 2005. Each executive officer's base salary was increased in accordance with the terms of such executive officer's employment agreement, in each case dated as of August 14, 2003. The revised annual base salaries for our Chief Executive Officer and named executive officers are $425,000 for Mr. Brick, $300,000 for Mr. Weaver, $220,000 for Mr. Janusek, $180,000 for Mr. Key and $155,000 for Mr. Davis.

  Option Grants in the Last Fiscal Year

        We established the Reddy Ice Holdings, Inc. 2003 Stock Option Plan, effective August 15, 2003, which provides for the grant of options to purchase shares of common stock of Reddy Holdings to our employees, directors and officers. The plan is administered by our Compensation Committee. Our executives are encouraged to own shares of our common stock, thereby aligning the interests of management with those of stockholders and tying a significant portion of executive compensation to long-term company performance. Options granted under our 2003 Stock Option Plan include time-based options and performance-based options. Time-based options generally vest 20% per year with the initial vesting of 20% occurring on the first day of the calendar year following the year of grant. The performance-based options vest in three tranches based on obtaining certain performance and operating targets. One-half of the shares are subject to the first tranche, one-quarter of the shares are subject to the second tranche, and one-quarter of the shares are subject to the third tranche. Any unvested performance-based options automatically vest after eight years. All options granted pursuant to this plan expire ten (10) years after the date of grant.

        Option grants to the Named Executive Officers in 2004 are set forth in the following table:

Name	Number of Securities Underlying Options Granted(1)(2)	Percentage of Total Options Granted to Employees in 2004	Approximate Exercise Price (per share)	Expiration Date	Grant Date Present Value
William P. Brick	32,568	100%	$7.25	8/16/14	$68,645

(1)
Of the total options granted, 80% were time-based and 20% were performance-based.

(2)
All amounts are rounded to the nearest whole number.

        Concurrently with the consummation of this offering, we will amend the 2003 Stock Option Plan to accelerate the schedule for vesting of time-based options, immediately vest all outstanding performance-based options, allow unvested options to be exercised for restricted stock with identical vesting schedules and provide for accelerated vesting of options upon the termination of an optionholder's employment under certain circumstances. We expect to recognize approximately $950,000 of non-cash compensation expense related to the acceleration of vesting schedules. We do not expect to recognize any compensation expense associated with the other amendments noted above. Following the consummation of this offering, we do not expect to issue additional options under the 2003 Stock Option Plan.

  Aggregated Option Exercises in the Last Fiscal Year and the Fiscal Year-End Option Values

        No options to purchase common stock of Reddy Holdings were exercised during the year ended December 31, 2004 by the Named Executive Officers. The fiscal year-end value of stock options to buy common stock of Reddy Holdings held by such officers is set forth in the following table:

			Number of Securities Underlying Unexercised Options at December 31, 2004		Value of Unexercised In-the- Money Options at December 31, 2004
Name	Shares Acquired on Exercise	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
William P. Brick	—	—	49,128	256,680	$104,020	$542,933
Jimmy C. Weaver	—	—	52,302	272,964	$110,660	$577,589
Steven J. Janusek	—	—	23,046	120,060	$48,690	$254,139
Ben D. Key	—	—	13,662	70,932	$28,771	$150,173
Graham D. Davis	—	—	20,976	109,158	$44,264	$231,035

Long-Term Incentive and Share Award Plan

        Our board of directors and stockholders have approved, and we have adopted, a new long-term incentive and share award plan (the "Long-Term Incentive and Share Award Plan"). The Long-Term Incentive and Share Award Plan will terminate on the earlier of ten years after the consummation of this offering or when the board of directors terminates the Long-Term Incentive and Share Award Plan. An aggregate of 750,000 shares will be reserved for issuance under the Long-Term Incentive and Shares Award Plan, subject to customary antidilution adjustments. The Long-Term Incentive and Share Award Plan provides for the grant of incentive stock options, or ISOs, as defined in section 422 of the Internal Revenue Code, nonqualified stock options, restricted stock, restricted stock units, stock appreciation rights, or SARs, dividend equivalent rights, performance share awards, performance units and other share-based awards, to certain of our employees, consultants and directors, as determined by the Compensation Committee. The Compensation Committee will administer the Long-Term Incentive and Share Award Plan.

Indemnification of Directors and Officers

        For a period of six years after the merger and related transactions, Reddy Holdings has agreed to cause Reddy Group to:

  •
  indemnify and hold harmless, and provide advancement of expenses to, persons who at the closing of the merger were serving, or at any time prior to the closing of the merger have served as, one of our or our subsidiaries' officers or directors, to the fullest extent permitted by law, and shall cause the surviving corporation to assume our obligations under any indemnification agreements; and

  •
  cause to be maintained in effect policies of directors' and officers' insurance, for the benefit of those persons who are covered by directors' and officers' liability insurance at the closing of the merger, providing coverage that is at least equal to the coverage provided under the current directors' and officers' liability insurance policies, to the extent that such liability insurance can be maintained at an annual cost to Reddy Holdings that is not greater than 200% of the premium for the directors' and officers' liability insurance for the year prior to the closing of the merger and related transactions.

        At the closing of the merger, each of the executive officers, including the Named Executive Officers, and all directors entered into indemnity agreements with both Reddy Group and Reddy Holdings, pursuant to which both entities have agreed to indemnify and hold harmless each executive officer and director for acting in his capacity as our officer or director to the fullest extent permitted under applicable law, respectively. Indemnity will not extend to gross negligence, willful misconduct or bad faith. In addition, Reddy Holdings will maintain a directors' and officers' insurance policy.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth the percentage of Reddy Holdings' common equity that is beneficially owned as of August 1, 2005, in each case, by:

  •
  each of our directors;

  •
  each of our named executive officers;

  •
  all of our executive officers and directors as a group;

  •
  each person, or group of affiliated persons, known to us to beneficially own 5% or more of our outstanding common stock; and

  •
  each selling stockholder.

	Common Stock Shares Beneficially Owned Prior to Offering(1)*			Common Stock Shares to be sold in the Offering		Common Stock Shares Beneficially Owned After Offering Without Over-allotment*		Common Stock Shares Beneficially Owned After Offering With Over-allotment*
			Percentage of Beneficial Ownership Prior to Offering**				Percentage of Beneficial Ownership After Offering Without Over-allotment**		Percentage of Beneficial Ownership After Offering With Over-allotment**
Beneficial Owner				Without Over-allotment*	With Over-allotment*
5% Stockholders
Trimaran Fund II, L.L.C.(2)	2,392,607		16.2%(3)	572,563	845,452	1,820,044	8.4%	1,547,155	7.1%
Trimaran Parallel Fund II, L.P.(2)	983,475		6.7%(3)	235,350	347,520	748,125	3.5%	635,955	2.9%
Trimaran Capital, L.L.C.(2)	150,826		1.0%(3)	36,093	53,295	114,733	***	97,531	***
CIBC Employee Private Equity Partners (Trimaran)(2)	1,521,003		10.3%(3)	363,983	537,462	1,157,020	5.3%	983,541	4.5%
CIBC Capital Corporation(2)	2,002,601		13.6%(3)	479,233	707,640	1,523,368	7.0%	1,294,961	6.0%
Jay R. Bloom(2)	6,707,278		45.4%	1,605,084	2,370,084	5,102,194	23.5%	4,337,194	20.0%
Dean C. Kehler(2)	6,707,278		45.4%	1,605,084	2,370,084	5,102,194	23.5%	4,337,194	20.0%
Bear Stearns Merchant Banking Partners II, L.P.(4)	2,646,233		17.9%(5)	633,256	935,072	2,012,977	9.3%	1,711,161	7.9%
Bear Stearns Merchant Banking Investors II, L.P.(4)	521,272		3.5%(5)	124,743	184,197	396,529	1.8%	337,075	1.6%
Bear Stearns MB-PSERS II, L.P.(4)	1,453,371		9.8%(5)	347,799	513,564	1,105,572	5.1%	939,807	4.3%
The BSC Employee Fund III, L.P.(4)	751,321		5.1%(5)	179,795	265,487	571,526	2.6%	485,834	2.2%
The BSC Employee Fund IV, L.P.(4)	1,335,081		9.0%(5)	319,491	471,764	1,015,590	4.7%	863,317	4.0%
John D. Howard(4)	6,707,278		45.4%	1,605,084	2,370,084	5,102,194	23.5%	4,337,194	20.0%
The Bear Stearns Companies, Inc.(4)	6,707,278		45.4%	1,605,084	2,370,084	5,102,194	23.5%	4,337,194	20.0%
Executive Officers and Directors
Beth L. Bronner	5,036	(6)	***	—	—	5,036	***	5,036	***
Phillip M. Carpenter III	—		***	—	—	—	***	—	***
Robert J. Fioretti	—		***	—	—	—	***	—	***
Andrew R. Heyer(2)	6,707,278		45.4%	1,605,084	2,370,084	5,102,194	23.5%	4,337,194	20.0%
David E. King	—		***	—	—	—	***	—	***
Douglas R. Korn	—		***	—	—	—	***	—	***
Tracy L. Noll	22,286	(7)	***	—	—	22,286	***	22,286	***
William P. Phoenix	—		***	—	—	—	***	—	***
William P. Brick	262,824	(8)	1.8%	—	—	262,824	1.2%	262,824	1.2%
Jimmy C. Weaver	272,957	(9)	1.8%	9,000	9,000	263,957	1.2%	263,957	1.2%
Steven J. Janusek	123,508	(10)	***	5,000	5,000	118,508	***	118,508	***
Ben D. Key	65,220	(11)	***	4,800	4,800	60,420	***	60,420	***
Graham D. Davis	116,727	(12)	***	18,471	18,471	98,256	***	98,256	***
Total executive officers and directors as a group (13 persons)	7,575,836	(13)	51.3%	1,642,355	2,407,355	5,933,481	27.4%	5,168,481	23.8%
Other selling stockholders (8 persons)(14)	384,175	(15)	2.6%	40,796	40,796	343,379	1.6%	343,379	1.6%

*
All holdings in this beneficial ownership table have been rounded to the nearest whole share.

**
The percentage of beneficial ownership for all holders has been rounded to the nearest 1/10th of a percentage.

***
Percentage of shares beneficially owned by such person does not exceed one percent.

(1)
The table assumes the issuance of 808,818 shares of common stock on the cashless exercise by certain members of management, including certain selling stockholders, of options to purchase shares of common stock at an average exercise price of approximately $7.25 per share (based on the initial public offering price of $18.50 per share) and assumes, for purposes of determining each stockholder's percentage of beneficial ownership, issuance of 25,817 shares to be granted to certain employees upon consummation of this offering.

(2)
Messrs. Heyer, Bloom and Kehler may be deemed to share beneficial ownership of shares owned of record by Trimaran Fund II, L.L.C., Trimaran Parallel Fund II, L.P., Trimaran Capital, L.L.C., CIBC Employee Private Equity Fund (Trimaran) Partners and CIBC Capital Corporation by virtue of their status as managing partners of Trimaran Investments II, L.L.C. Through Trimaran Investments II, L.L.C., Messrs. Heyer, Bloom and Kehler share investment and voting power with respect to shares owned by Trimaran Fund II, L.L.C., Trimaran Parallel Fund II, L.P., Trimaran Capital, L.L.C., CIBC Employee Private Equity Fund (Trimaran) Partners and CIBC Capital Corporation but disclaim, other than with respect to Trimaran Capital, L.L.C., beneficial ownership of such shares. The business address for each stockholder identified in this footnote is 622 Third Avenue, New York, New York 10017.

(3)
Trimaran Fund II, L.L.C., Trimaran Parallel Fund II, L.P., Trimaran Capital, L.L.C., CIBC Employee Private Equity Fund (Trimaran) Partners and CIBC Capital Corporation due to their common control by Trimaran Investments II, L.L.C., could be deemed to beneficially own each other's shares, but disclaim such beneficial ownership.

CIBC Capital Corporation directly owns 1,659,367 shares, or 11.2% of Reddy Holdings' equity, and, through its ownership of an interest in Trimaran Fund II, L.L.C., beneficially owns an additional 2.3% of Reddy Holdings' equity.

(4)
Mr. Howard, by virtue of his status as the sole member of JDH Management, LLC, and The Bear Stearns Companies Inc. may be deemed to share beneficial ownership of shares owned of record by Bear Stearns Merchant Banking Partners II, L.P., Bear Stearns Merchant Banking Investors II, L.P., Bear Stearns MB PSERS II, L.P., The BSC Employee Fund III, L.P. and The BSC Employee Fund IV, L.P. Mr. Howard and The Bear Stearns Companies Inc. share investment and voting power with respect to shares owned by Bear Stearns Merchant Banking Partners II, L.P., Bear Stearns Merchant Banking Investors II, L.P., Bear Stearns MB PSERS II, L.P., The BSC Employee Fund III, L.P. and The BSC Employee Fund IV, L.P., but disclaim beneficial ownership of such shares. The business address for each stockholder identified in this footnote is 383 Madison Avenue, New York, New York 10179 and the telephone number is (212) 272-2000.

(5)
Bear Stearns Merchant Banking Partners II, L.P., Bear Stearns Merchant Banking Investors II, L.P., Bear Stearns MB PSERS II, L.P., The BSC Employee Fund III, L.P. and The BSC Employee Fund IV, L.P., due to their common control, could be deemed to beneficially own each other's shares, but disclaim such beneficial ownership.

(6)
Includes 3,777 unvested restricted shares to be received by Ms. Bronner upon cashless exercise of options to purchase common stock prior to the consummation of this offering.

(7)
Includes 3,777 unvested restricted shares to be received by Mr. Noll upon cashless exercise of options to purchase common stock prior to the consummation of this offering.

(8)
Includes 89,712 unvested restricted shares to be received by Mr. Brick upon cashless exercise of options to purchase common stock prior to the consummation of this offering.

(9)
Includes 95,439 unvested restricted shares to be received by Mr. Weaver upon cashless exercise of options to purchase common stock prior to the consummation of this offering.

(10)
Includes 41,993 unvested restricted shares to be received by Mr. Janusek upon cashless exercise of options to purchase common stock prior to the consummation of this offering.

(11)
Includes 24,814 unvested restricted shares to be received by Mr. Key upon cashless exercise of options to purchase common stock prior to the consummation of this offering.

(12)
Includes 38,175 unvested restricted shares to be received by Mr. Davis upon cashless exercise of options to purchase common stock prior to the consummation of this offering.

(13)
Includes 297,687 unvested restricted shares in the aggregate, to be received by the executive officers and directors upon cashless exercise of options to purchase common stock prior to the consummation of this offering.

(14)
Each of these selling stockholders is selling fewer than 13,000 shares of common stock, and each of such persons beneficially owns less than 1% of our common stock outstanding prior to this offering, including unvested restricted shares to be received upon cashless exercise of options to purchase common stock prior to the consummation of this offering.

(15)
Includes 143,152 unvested restricted shares in the aggregate, to be received by the other selling stockholders upon cashless exercise of options to purchase common stock prior to the consummation of this offering.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Merger and Related Financing Transactions

        Reddy Holdings, formerly known as CAC Holdings Corp., and its wholly owned subsidiary, Cube Acquisition Corp., were formed on behalf of our Sponsors to acquire our predecessor, Packaged Ice, Inc. On August 15, 2003, Cube Acquisition Corp. was merged with and into Packaged Ice, Inc. and was renamed Reddy Ice Group, Inc. Pursuant to the merger agreement dated May 12, 2003, each stockholder of Packaged Ice received a cash payment for each of their shares of common stock and each holder of an option or warrant to purchase Packaged Ice's common stock received a cash payment for the excess (if any) of the per share merger consideration over the exercise price of the option. At the time of the merger, Packaged Ice had its common stock delisted from the American Stock Exchange and became a wholly owned subsidiary of Reddy Holdings.

        The aggregate acquisition consideration in the merger was $461.0 million (inclusive of change in control payments). The merger consideration paid to the common stockholders and option and warrant holders of Packaged Ice was approximately $76.8 million. In addition, Packaged Ice's existing senior notes and preferred stock were repurchased. In order to partially fund the merger, the Sponsors and certain members of management contributed $188.1 million in exchange for shares of Reddy Holdings' common stock and series A preferred stock. The remaining part of the merger consideration came from related financing transactions, including the issuance of the Reddy Group notes and the entry into our existing credit facilities. See "Description of Indebtedness".

Shareholders Agreement

        Concurrently with the closing of the merger, the stockholders of Reddy Holdings entered into a shareholders agreement as of August 14, 2003 that governs certain relationships among, and contains certain rights and obligations of, such stockholders.

        In connection with this offering and all future public offerings of common stock by Reddy Holdings, the shareholders agreement grants the stockholders of Reddy Holdings party thereto certain rights to participate in registered offerings by us of our common stock, or "piggyback" registration rights. In addition, immediately following the completion of this offering the shareholders agreement permits each of (i) the BSMB-affiliated sponsors and (ii) the Trimaran-affiliated sponsors to make up to three demands on Reddy Holdings to register the shares of common stock held by them. These demand and piggyback registration rights are subject to limitations as to the maximum number of shares that may be registered if the managing underwriter in such an offering advises that the number of shares of common stock offered should be limited due to market conditions or otherwise. To exercise their demand registration rights, those parties must request that Reddy Ice Holdings, Inc. effect a registration under the Securities Act. Upon receipt of such request, Reddy Ice Holdings, Inc. may, subject to certain terms and conditions, either: (i) proceed with the demand registration, or (ii) proceed with a registered primary public offering in connection with which the stockholders may exercise their piggyback registration rights.

        The shareholders agreement further provides that if requested by the underwriters in either a demand or piggyback registration, the participating stockholders must enter into a lock-up agreement with the underwriters which will restrict their sales of Reddy Holdings common stock for 180 days following this offering. All of Reddy Holdings' stockholders have entered into such a lock-up agreement in connection with this offering. Reddy Holdings is required to pay all expenses incurred in connection with demand and piggyback registrations, excluding, in the case of demand registrations, underwriting discounts and commissions.

        The shareholders agreement provides for certain transfer restrictions and tag-along, drag-along, first offer and preemptive rights with respect to the common stock held by the stockholders party thereto. The shareholders agreement also contains certain provisions entitling the Sponsors to elect a majority of the board of directors of Reddy Holdings. Upon consummation of a public offering of common stock with an aggregate purchase price of at least $100.0 million (which this offering will constitute), the provisions of the shareholders agreement described in this paragraph will terminate.

Monitoring and Management Services Agreement

        Reddy Group, Trimaran and an entity affiliated with BSMB are parties to a Monitoring and Management Services Agreement, pursuant to which Trimaran and an entity affiliated with BSMB are engaged to provide monitoring and management services to Reddy Group with respect to financial and operating matters. Pursuant to the agreement, at the closing of the merger, Trimaran and an entity affiliated with BSMB received a transaction fee equal to $7.5 million in connection with services rendered in connection with the merger. Pursuant to the agreement, Trimaran and an entity affiliated with BSMB are also entitled to receive an annual fee for ongoing monitoring and management services equal to $0.6 million per annum (pro forma for the acquisition of Triangle and other businesses). The agreement also provides that Trimaran and BSMB will be reimbursed for their reasonable out of pocket expenses in connection with activities undertaken pursuant to the agreement and will be indemnified for liabilities incurred in connection with their role under the agreement, other than for liabilities resulting from their gross negligence or willful misconduct.

        Trimaran, BSMB and certain of their respective affiliates also render additional services in connection with acquisitions, divestitures and financings. In connection with these services, under certain circumstances, Trimaran and BSMB earn a fee equal to 2% of the value of any such transactions over $10 million in value. In addition, the annual monitoring and management services fee is increased in connection with acquisitions by an amount equal to 1% of the trailing twelve month pro forma EBITDA of acquired businesses (calculated at the time any acquisition by Reddy Group is consummated). Upon consummation of this offering, we will terminate this agreement and make payments to each of Trimaran and an entity affiliated with BSMB of $2.0 million.

Other Transactions

        On August 16, 2004, we sold 17,250 shares of Reddy Holdings' common stock and 125 shares of Reddy Holdings' series A preferred stock to Tracy L. Noll, one of our independent directors, for an aggregate sales price of $250,000.

        On August 16, 2004, in connection with his purchase of 5,298.69 shares of common stock and 38.39634 shares of series A preferred stock from a member of senior management, we issued to William P. Brick 26,148.82 time-based options and 6,377.76 performance-based options.

Certain Transactions Relating to the Issuance of Reddy Holdings' 10 1/2% Senior Discount Notes

  Redemption of Series A Preferred Stock

        The proceeds of the issuance of the Reddy Holdings notes were used, in part, to redeem all of Reddy Holdings' outstanding series A preferred stock on October 27, 2004 and November 6, 2004, all of which was owned by our existing equity investors, including the Sponsors, and pay all accrued dividends thereon. At the time of redemption, $99.2 million of series A preferred stock was outstanding and dividends of $15.0 million had accumulated on the series A preferred stock.

  Payment of Dividend to Common Stockholders

        A portion of the proceeds of the issuance of the Reddy Holdings notes was also used to pay a dividend to our common stockholders, including the Sponsors, in an aggregate amount of $10.4 million. This payment was made on October 27, 2004.

  Special Transaction Payment

        A portion of the proceeds of the borrowing under our existing revolving credit facility in connection with the issuance of Reddy Holdings' 10 1/2% senior discount notes was used by Reddy Group to pay a special transaction payment of approximately $1.2 million to 18 individuals composed of certain members of management and certain directors, all of whom were unaffiliated with the Sponsors. This payment was made on October 27, 2004.

Certain Transactions Relating to this Offering

        In connection with this offering, the Company will pay certain members of management and other employees cash bonuses totaling approximately $1.2 million and will issue 25,817 shares of common stock to certain employees.

        Pursuant to the directed share program in connection with this offering, McCarter C. Weaver, the father of Jimmy C. Weaver, our President and Chief Operating Officer and a Director, is purchasing 6,600 shares of our common stock at the initial public offering price of $18.50 per share, for a total purchase price of $122,100.

DESCRIPTION OF INDEBTEDNESS

New Credit Facilities

        In connection with the closing of this offering, Reddy Group will enter into new credit facilities in an aggregate principal amount of $300 million, with the lenders being a syndicate of banks, financial institutions and other entities, including Credit Suisse, Cayman Islands Branch (an affiliate of Credit Suisse First Boston LLC), Canadian Imperial Bank of Commerce (an affiliate of CIBC World Markets Corp.), Bear Stearns Corporate Lending, Inc. (an affiliate of Bear, Stearns & Co. Inc.) and Lehman Commercial Paper Inc. (an affiliate of Lehman Brothers Inc.). Certain affiliates of Canadian Imperial Bank of Commerce are participants in the Trimaran investment program.

        The following is a summary of the provisions that will be included in our new credit facilities. The specific terms of our new credit facilities are contained in the form of the credit agreement that has been filed as an exhibit to the registration statement of which this prospectus forms a part.

        Reddy Group's new credit facilities will, among other things, permit greater availability for the payment of dividends under the restricted payment covenant. See "Dividend Policy and Restrictions—Restrictions on Payment of Dividends—New Credit Facilities". The new credit facilities are conditioned upon consummation of this offering.

        The credit agreement will provide for a seven-year term loan in the amount of $240 million and a five-year revolving credit facility in the amount of $60 million (collectively, the "new credit facilities"). The term loan will not amortize.

        In addition, our new credit facilities will allow us to incur up to an additional $80.0 million of incremental term loans under our new credit facilities, subject to certain conditions. No lenders have committed to provide the incremental term loans. In the event that we incur incremental term loans that mature on or before the one year anniversary of the final maturity of the existing term loans and that bear interest with margins higher than the margin applicable to any term loans outstanding under the new credit facilities, the margins applicable to the existing term loans will be increased to equal the margins applicable to the incremental term loans. In the event that we incur incremental term loans that mature after the one year anniversary of the final maturity of the existing term loans and that bear interest with margins more than 0.25% higher than the margins applicable to any term loans outstanding under the new credit facilities, the margins applicable to the existing term loans will be increased to equal the margins applicable to the incremental term loans, less 0.25%.

        Subject to certain exceptions, our new credit facilities will require mandatory prepayments and corresponding reductions thereunder with the proceeds from (1) asset sales, (2) the issuance of debt securities and certain preferred stock that is redeemable at the holder's option prior to six months after the maturity of our new credit facilities, (3) insurance and condemnation awards and (4) during certain dividend suspension periods, 50% of Available Cash (as defined in our new credit facilities) for the immediately preceding fiscal quarter. Voluntary prepayments of our new credit facilities will be permitted at any time, subject to certain notice requirements and breakage costs.

        Our new credit facilities will contain certain covenants, including restrictions on:

  •
  our business activities;

  •
  incurrence of indebtedness and liens;

  •
  the sale of assets;

  •
  mergers, acquisitions and other business combinations;

  •
  voluntary prepayment of certain debt (including the Reddy Group notes and the Reddy Holdings notes);

  •
  transactions with affiliates;

  •
  loans and investments; and

  •
  prohibitions on the payment of cash dividends or the repurchase or redemption of stock.

        Our new credit facilities will also contain various financial covenants, including maintenance by Reddy Group of a total leverage ratio of not in excess of 4.0 to 1.0 and an interest coverage ratio of not less than 3.25 to 1.0.

        Reddy Group's total leverage ratio will be defined as its ratio of total debt to Adjusted EBITDA and will be tested as of the end of each of our fiscal quarters. Total debt will be defined as the sum of all indebtedness of Reddy Group and its subsidiaries for borrowed money or evidenced by bonds, debentures, notes or similar instruments plus all capitalized lease obligations plus all synthetic lease obligations (in each case exclusive of intercompany indebtedness and, without duplication, any contingent liability in respect of the foregoing), less proceeds from asset sales or casualty events held pending reinvestment or to repay borrowings under our new credit facilities.

        Our interest coverage ratio will be defined as our ratio of Adjusted EBITDA to Reddy Group's cash interest expense and will be tested as of the end of each of our fiscal quarters. Cash interest expense will be defined as the aggregate cash interest expense of Reddy Group and its subsidiaries for such applicable period determined in accordance with GAAP (including the portion of any cash payments made or accrued in respect of capital leases allocable to interest expense).

        Adjusted EBITDA is used to determined compliance with the total leverage and interest coverage financial covenant ratios contained in our new credit facilities. The calculation of Adjusted EBITDA in this prospectus is in accordance with the definitions contained in the new credit facilities.

        Adjusted EBITDA is defined to be the sum of (a) net income, plus (b) to the extent deducted in determining net income, the sum of (i) amounts attributable to depreciation and amortization, (ii) income tax expense, (iii) interest expense, (iv) any other non-cash charges (less non-cash income) for which no cash reserves (or receivables) have been or will be set aside (or created) including non-cash compensation expenses, (v) any loss from the extinguishment of indebtedness, (vi) any fees paid prior to the closing date in respect of the monitoring agreement, (vii) transaction adjustments (as defined in our new credit facilities and including the fees and expenses incurred in connection with this offering and the related transactions), (viii) all fees and expenses incurred in connection with permitted acquisitions to the extent accounted for as expenses, (ix) for the four fiscal quarters ending after September 30, 2004, an amount equal to the sum of (x) the special transaction payments paid to certain members of management and certain directors in connection with the issuance of the Reddy Holdings notes not to exceed $1.3 million plus (y) an amount not to exceed $4.0 million for other expenses incurred in connection with the issuance of the Reddy Holdings notes and the related amendment to our existing credit facilities.

        In addition, Reddy Holdings will guarantee our new credit facilities. The Reddy Holdings guarantee of our new credit facilities will restrict Reddy Holdings' ability to incur indebtedness (other than the Reddy Holdings notes and certain other indebtedness).

        Our new credit facilities will contain customary events of default, including payment defaults, breaches of representations and warranties, covenant defaults, cross-default and cross-acceleration to certain other indebtedness, certain events of bankruptcy and insolvency, certain events under the Employee Retirement Income Security Act of 1974, as amended, material judgments, actual or asserted failure of any guarantee or security document supporting our new credit facilities to be in full force and effect and change of control. If such a default occurs, the lenders under our new credit facilities will be entitled to take various actions, including all actions permitted to be taken by a secured creditor, the acceleration of amounts due under our new credit facilities and requiring that all such amounts be immediately paid in full.

        All obligations under our new credit facilities will be jointly and severally guaranteed by Reddy Holdings and all of Reddy Group's current subsidiaries. The debt under our new credit facilities will be secured by a pledge of Reddy Group's capital stock and the capital stock of Reddy Group's subsidiaries and a perfected lien and security interest in substantially all of Reddy Group's and its direct and indirect domestic subsidiaries' owned real property having a fair market value in excess of $1.0 million and personal assets (tangible and intangible). Reddy Group's future domestic subsidiaries are required to guarantee our new credit facilities and to secure such guarantee with substantially all of their owned real property having a fair market value in excess of $1.0 million.

Reddy Group's 8 7/8% Senior Subordinated Notes due 2011

        Reddy Group has issued and outstanding $152.0 million aggregate principal amount of 8 7/8% Senior Subordinated Notes due 2011. Interest is payable semiannually on February 1 and August 1, commencing on February 1, 2004.

        We have commenced a tender offer to acquire any and all of the outstanding $152.0 million aggregate principal amount of the Reddy Group notes. In connection with the tender offer, we have solicited consents to amend the indenture governing the Reddy Group notes. The proposed amendments would eliminate from the indenture governing the Reddy Group notes substantially all of the restrictive covenants, certain events of default and related provisions. The tender offer and consent solicitation for the Reddy Group notes is conditioned upon, among other conditions, this offering and our entry into our new credit facilities. The tender offer and consent solicitation will be consummated on a substantially concurrent basis with the completion of this offering and our entry into our new credit facilities.

Reddy Holdings' 10 1/2% Senior Discount Notes due 2012

        Reddy Holdings has issued and outstanding $151.0 million aggregate principal amount at maturity of 10 1/2% Senior Discount Notes due 2012. Each Reddy Holdings note has an initial accreted value of $663.33 per $1,000 principal amount at maturity. The accreted value of each Reddy Holdings note increases from the date of issuance until November 1, 2008 at a rate of 10 1/2% per annum such that the accreted value will equal the stated principal amount at maturity on November 1, 2008. Thereafter cash interest on the Reddy Holdings notes will accrue and be payable semi-annually at a rate of 10 1/2% per annum. The Reddy Holdings notes are unsecured obligations of Reddy Holdings and are:

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  not guaranteed by any of Reddy Holdings' subsidiaries;

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  senior in right of payment to all of Reddy Holdings' future subordinated indebtedness;

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  equal in right of payment with any of Reddy Holdings' existing and future unsecured senior indebtedness;

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  effectively subordinated to Reddy Holdings' existing and future secured debt; and

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  structurally subordinated to all obligations and preferred equity of Reddy Holdings' subsidiaries.

        The Reddy Holdings notes include customary covenants that restrict, among other things, the ability to incur additional debt or issue certain preferred stock, pay dividends or redeem, repurchase or retire our capital stock or subordinated indebtedness, make certain investments, incur liens, enter into arrangements that restrict dividends from our subsidiaries, merge or sell all or substantially all of our assets or enter into various transactions with affiliates. Prior to November 1, 2007, we may redeem up to 35% of the principal amount at maturity of the Reddy Holdings notes at a redemption price of 110.5% of the accreted value thereof, plus accrued and unpaid interest to the date of redemption, with funds raised in equity offerings that are specified in the Reddy Holdings indenture. From and after November 1, 2008, we may redeem any or all of the Reddy Holdings notes by paying a redemption premium which is initially 5.25% of the principal amount at maturity of the notes, and will decline annually to 0% commencing on November 1, 2010. If a change of control occurs on or prior to November 1, 2007, we may, at our option, redeem all, but not less than all, of the Reddy Holdings notes at a redemption price equal to the sum of (i) the accreted value of the notes as of the redemption date, (ii) a premium equal to 125% of one year's coupon payment and (iii) any accrued and unpaid interest to the date of redemption. If we experience a change of control and do not elect to make the optional redemption described in the previous sentence, we will be required to make an offer to repurchase the Reddy Holdings notes at a price equal to 101% of their accreted value, plus accrued and unpaid interest, if any, to the date of purchase. We may also be required to make an offer to purchase the Reddy Holdings notes with proceeds of asset sales that are not reinvested in our business or used to repay other indebtedness.

        The Reddy Holdings notes are subject to registration with the SEC pursuant to the Registration Rights Agreement (the "Rights Agreement") entered into at the time of issuance. Pursuant to the Rights Agreement, Reddy Holdings is required to, within 150 days after the issuance date, file a registration statement with the SEC to exchange the Reddy Holdings notes for new notes of Reddy Holdings having terms substantially identical in all material respects to the Reddy Holdings notes and to use its commercially reasonable efforts to cause the registration statement to be declared effective within 240 days after the issue date. The 150th day following the issuance of the senior discount notes was March 26, 2005 and, as a result of not filing the registration statement with the SEC on or prior to that date, we accrued additional interest on the senior discount notes from March 26, 2005 through April 5, 2005, the date on which the registration statement was actually filed. Such additional interest accrued at an annual rate of 0.50%. The 240th day following the issuance of the Reddy Holdings notes was June 24, 2005 and, as a result of the registration statement not having been declared effective by the SEC on or prior to that date, we have begun accruing additional interest on the Reddy Holdings notes from June 24, 2005 to the date on which the registration statement is actually declared effective. Such additional interest accrues at an annual rate of 0.50% for the first 90 days following such date, and accrues by another 0.50% thereafter until such registration statement is declared effective.

DESCRIPTION OF CAPITAL STOCK

        The following is a description of the material terms of our amended and restated certificate of incorporation and by-laws. We also refer you to our amended and restated certificate of incorporation and by-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Authorized Capitalization

        Our authorized capital stock consists of (i) 75,000,000 shares of common stock, par value $0.01 per share, of which 13,934,348 shares are issued and outstanding, and (ii) 25,000,000 shares of preferred stock, par value $0.01 per share, of which no shares are issued and outstanding. We effected a 138 for one stock split of our common stock prior to the completion of this offering. Immediately following the completion of this offering, there will be 21,680,742 shares of common stock issued and outstanding, and no shares of preferred stock outstanding.

Common Stock

        Voting Rights.    Holders of common stock are entitled to one vote per share held of record on all matters submitted for action by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, the holders of more than 50% of the shares of common stock voting can, if they choose to do so, elect all the directors standing for election. In such event, the holders of the remaining shares of common stock will not be able to elect any directors.

        Dividend Rights.    All shares of our common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payments of dividends required to be paid on outstanding preferred stock, as described below, if any.

        Our board of directors has adopted a dividend policy, effective upon the closing of this offering, which reflects an intention to distribute as regular quarterly dividends to our stockholders a substantial portion of the cash generated by our business in excess of operating expenses and working capital requirements, interest and principal payments on our indebtedness, capital expenditures, incremental costs associated with being a public company and taxes. The initial dividend rate is expected to be equal to $1.53 per share of common stock per annum. Our board of directors may, at its discretion, decrease the level of dividends provided for the common stock in this dividend policy or discontinue entirely the payment of dividends. See "Dividend Policy and Restrictions".

        Liquidation Rights.    Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, any business combination or a sale or disposition of all or substantially all of our assets, all shares of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock.

        Other Matters.    Holders of common stock have no preemptive or conversion rights and our common stock is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock, including the shares of common stock offered in this offering, are fully paid and non-assessable.

Preferred Stock

        Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock. Unless required by law or by any stock exchange on which our common stock is listed, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors is able to determine, with respect to any series of preferred stock, the terms and rights of that series including:

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  the designation of the series;

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  the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the amount of shares then outstanding;

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  whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

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  the dates at which dividends, if any, will be payable;

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  the redemption rights and price or prices, if any, for shares of the series;

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  the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

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  the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

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  whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

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  restrictions on the issuance of shares of the same series or of any other class or series; and

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  the voting rights, if any, of the holders of the series.

        No shares of our preferred stock will be outstanding immediately following completion of this offering, and we have no immediate plans to issue any preferred stock. The issuance of any of our preferred stock could provide needed flexibility in connection with possible acquisitions and other corporate purposes, however, the issuance could also make it more difficult for a third party to acquire a majority of our outstanding voting stock or discourage an attempt to gain control of us. In addition, the board of directors, without stockholder approval, can issue shares of preferred stock with voting and conversion rights which could dilute the voting power and diminish other rights of the holders of common stock. The listing requirements of the New York Stock Exchange, which would apply so long as the common stock is listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power of then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Authorized but Unissued Capital Stock

        The DGCL does not require stockholder approval for any issuance of authorized shares. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

        One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Registration Rights

        Our existing equity investors will have registration rights for their shares of common stock for resale in some circumstances. See "Certain Relationships and Related Transactions—Shareholders Agreement".

Anti-Takeover Effects of Certain Provisions of our Amended and Restated Certificate of Incorporation, Amended and Restated By-laws and Applicable Laws

        Our amended and restated certificate of incorporation and our amended and restated by-laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the company unless such takeover or change in control is approved by the board of directors. A stockholder might consider an attempt to takeover or effect a change in control to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

        These provisions include:

  No Cumulative Voting

        The DGCL provides that stockholders are not entitled to the right or cumulative votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not expressly provide for cumulative voting.

  Special Meetings of Stockholders

        Our amended and restated by-laws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman of the board or our president, or pursuant to a resolution adopted by a majority of the board of directors or by one or more stockholders holding shares of common stock representing at least 50% of the combined voting power of the outstanding common stock. Except as provided above, stockholders will not be permitted to call a special meeting or to require the board of directors to call a special meeting and action may not be taken by written consent in lieu of a meeting.

  Requirements for advance notification of stockholder nominations and proposals

        Our amended and restated by-laws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of the board of directors. In order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with requirements regarding advance notice and provide certain information to us. These provisions could have the effect of delaying until the next stockholders meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. These provisions could also discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting securities, it would be able to take action as a stockholder (such as electing new directors of approving a merger) only at a duly called stockholders meeting and not by written consent.

  Undesignated Preferred Stock

        The ability to authorize undesignated or "blank check" preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

  Anti-takeover Effects of Delaware Law

        Section 203 of the DGCL provides that, subject to exceptions specified therein, an "interested stockholder" of a Delaware corporation shall not engage in any "business combination," including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date of the transaction in which such stockholder becomes an interested stockholder unless:

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  prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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  upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

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  on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% percent of the outstanding voting stock not owned by the interested stockholder.

        Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

        Except as otherwise specified in Section 203, an "interested stockholder" is defined to include:

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  any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

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  the affiliates and associates of any such person.

        Under some circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a Delaware corporation for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203.

Indemnification of Officers and Directors

        Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by the DGCL and except as otherwise provided in our by-laws, none of our directors shall be liable to us or our stockholders for monetary damages for a breach of fiduciary duty. The effect of this provision is to eliminate our rights, and our stockholders' rights, to recover monetary damages against a director for breach of a fiduciary duty of care (but not its fiduciary duty of loyalty) as a director, except to the extent otherwise required by the DGCL. This provision does not limit or eliminate our right, or the right of any stockholder, to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, our amended and restated certificate of incorporation provides that, if the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. These provisions will not alter the liability of directors under federal or state securities laws. In addition, our amended and restated certificate of incorporation provides for indemnification of any person who was or is made, or threatened to be made, a party to any action, suit or other proceeding, whether criminal, civil, administrative or investigative, because of his or her status as a director or officer of Reddy Holdings, or service as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at our request to the fullest extent authorized under the DGCL against all expenses, liabilities and losses reasonably incurred by such person. Further, our amended and restated certificate of incorporation provides that we may purchase and maintain insurance on our own behalf and on behalf of any other person who is or was a director, officer or agent of Reddy Holdings or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

        The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Transfer Agent and Registrar

        American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock.

Listing

        Our common stock has been approved for listing on the New York Stock Exchange under the symbol "FRZ".

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has not been any public market for our common stock, and we cannot predict what effect, if any, market sales of shares or the availability of shares for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity-related securities at a time and price that we deem appropriate.

        Upon completion of this offering, 21,680,742 shares of our common stock will be outstanding. Of these shares, the shares of common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless held by our "affiliates", as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares of common stock will be deemed "restricted securities" as that term is defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 144(k) under the Securities Act, which are summarized below.

        If permitted under our current and future agreements governing our debt, such as our new credit facilities and the Reddy Holdings indenture, we may issue shares of common stock from time to time as consideration for future acquisitions, investments or other purposes. In the event any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares of common stock issued in connection with any such acquisitions, investments or other transactions.

Lock-Up Agreements

        In connection with this offering and the related transactions, we, each of our executive officers, directors, each holder of more than 5% of our common stock and the selling stockholders, subject to certain exceptions (including the issuance by us of no more than 10% of the aggregate number of shares of common stock outstanding after the completion of this offering as consideration for acquisitions made by us), have agreed with the underwriters not to dispose of or hedge any of our shares of common stock for 180 days after the date of this prospectus. The 180-day "lock-up" period during which we and our executive officers, directors, each holder of more than 5% of our common stock and the selling stockholders are restricted from engaging in transactions in our common stock is subject to extension such that, in the event that either (i) during the last 17 days of the "lock-up" period, we issue an earnings or financial results release or material news or a material event relating to us occurs, or (ii) prior to the expiration of the "lock-up" period, we announce that we will release earnings or financial results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" period will be extended until the expiration of the 18-day period beginning on the issuance of the earnings or financial results release or the occurrence of the material news or material event, as applicable, unless Bear, Stearns & Co. Inc. and Lehman Brothers Inc. waive, in writing, such an extension. See "Underwriting—No Sales of Similar Securities" for a further discussion of the lock-up agreements.

Shareholders Agreement

        Our existing equity investors will have registration rights for their shares of common stock for resale in some circumstances. See "Certain Relationships and Related Transactions—Shareholders Agreement".

Stock Options

        Concurrently with the consummation of this offering, we will issue 808,818 shares of common stock pursuant to the cashless exercise by certain members of management, including certain selling stockholders, of options to purchase 1,329,648 shares of common stock at an average exercise price of approximately $7.25 per share (based on the initial public offering price of $18.50 per share). No options to purchase our common stock will be outstanding as of the closing of this offering.

        Following the consummation of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock reserved for future issuance under the Long-Term Incentive and Share Award Plan. After expiration of the applicable contractual resale restrictions, shares covered by these registration statements will be eligible for sale in the public markets, other than shares owned by our affiliates, which may be sold in the public market if they are registered or qualify for an exemption from registration under Rule 144.

Rule 144

        In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, any person, including an affiliate, who has beneficially owned shares of our common stock for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

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  1.0% of the then-outstanding shares of common stock or 216,807 shares; and

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  the average weekly trading volume in the common stock during the four calendar weeks preceding the date on which the notice of the sale is filed with the SEC.

Sales under Rule 144 are also subject to provisions relating to notice, manner of sale, volume limitations and the availability of current public information about us.

        Following the lock-up period, and assuming the exercise of the underwriters' option to purchase 1,530,000 shares is exercised in full, we estimate that approximately 9,924,925 shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act (other than 465,651 unvested restricted shares held by certain selling stockholders).

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

        The following is a summary of the material U.S. federal income tax (and, in the case of non-U.S. holders, estate tax) considerations with respect to the ownership and disposition of our common stock by U.S. holders (as defined below) and non-U.S. holders (as defined below) as of the date hereof. This summary deals only with holders that hold our common stock as a capital asset.

        For purposes of this summary, a "U.S. holder" means a beneficial owner of our common stock that is any of the following for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (1) its administration is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. Except as otherwise provided in the discussion of estate tax, "non-U.S. holder" is a beneficial owner that is a nonresident alien individual or a corporation, trust or estate that is not a U.S. holder for U.S. federal income tax purposes.

        This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, or be subject to differing interpretations, so as to result in U.S. federal tax considerations different from those summarized below. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

        This summary does not represent a detailed description of the U.S. federal tax consequences to you in light of your particular circumstances. In addition, it does not represent a description of the U.S. federal tax consequences to you if you are subject to special treatment under U.S. federal tax laws (including if you are a dealer in securities or currency trader in securities that uses a mark-to-market method of accounting for securities holdings, financial institution, tax-exempt entity, partnership or other pass-through entity or investor in such entity, insurance company, person holding common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, person owning 10 percent or more of our voting stock, person subject to alternative minimum tax, U.S. holder whose functional currency is not the U.S. dollar, U.S. expatriate, "controlled foreign corporation" or "passive foreign investment company"), and it generally does not address any U.S. taxes other than the federal income tax.

        If an entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding our common stock, or a partner in such a partnership, we encourage you to consult your tax advisors.

        The following discussion of the material U.S. federal income tax consequences of the ownership of our common stock is for general information only and is not tax advice. If you are considering the purchase of our common stock, we encourage you to consult your own tax advisors concerning the particular U.S. federal income, estate and gift tax consequences to you of the ownership and disposition of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction, including any state, local or foreign tax consequences.

U.S. Holders

  Dividends

        The gross amount of dividends paid to U.S. holders of common stock will be treated as dividend income to such holders, to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in the gross income of a U.S. holder on the day actually or constructively received by the U.S. holder. Under current legislation, which is scheduled to "sunset" at the end of 2008, dividend income will generally be taxed to individual U.S. holders at rates applicable to long-term capital gains, provided that a minimum holding period and other limitations and requirements are satisfied. Dividends received after 2008 will be taxable at ordinary rates. Corporate U.S. holders may be entitled to a dividends received deduction with respect to distributions treated as dividend income for U.S. federal income tax purposes, subject to numerous limitations and requirements.

        To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the shares of common stock to the extent thereof (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the holder on a subsequent disposition of our common stock), and the balance in excess of the adjusted basis will be taxed as capital gain (short-term or long-term, as applicable) recognized on a sale or exchange.

  Gain on Disposition of Common Stock

        A U.S. holder will recognize taxable gain or loss on any sale or exchange of shares of our common stock in an amount equal to the difference between the amount realized and the U.S. holder's basis in such shares of common stock. Such gain or loss will be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitation.

  Information Reporting and Backup Withholding

        In general, information reporting requirements will apply to dividends paid on our common stock and to the proceeds received on the sale, exchange or other disposition (including a redemption) of common stock by a U.S. holder other than certain exempt recipients (such as corporations). A backup withholding tax will apply to such payments if the U.S. holder fails to provide an accurate taxpayer identification number and to comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a refund or credit against the U.S. holder's U.S. federal income tax liability provided that the required information is timely furnished to the Internal Revenue Service, or IRS.

Non-U.S. Holders

  Dividends

        Dividends paid to a non-U.S. holder of our common stock, to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles, generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by a non-U.S. holder within the United States and, where an income tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. holder are not subject to this withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable individual or corporate rates. Certain certification and disclosure requirements (including the provision of a properly executed Form W-8ECI (or successor form)) must be complied with in order for effectively connected dividends to be exempt from this withholding tax. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        A non-U.S. holder of our common stock who is entitled to and wishes to claim the benefits of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends, will be required to (i) complete IRS Form W-8BEN (or successor form) and make certain certifications, under penalty of perjury, to establish its status as a non-U.S. person and its entitlement to treaty benefits or (ii) if the common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

        A non-U.S. holder of our common stock eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

  Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless: (i) the gain is effectively connected with a trade or business of the non-U.S. holder in the U.S. and, where a tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder (in which case, the non-U.S. holder will generally be taxed on its net gain derived from the disposition at the regular graduated U.S. federal income tax rates and in much the same manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the "branch profits tax" described above may also apply); (ii) in the case of a non-U.S. holder who is an individual, such holder is present in the U.S. for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met (in which case, the non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable treaty) on the amount by which capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources); or (iii) we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes.

        We believe we currently are not, and do not anticipate becoming, a "U.S. real property holding corporation" for U.S. federal income tax purposes. If our current view is incorrect, or if we become a U.S. real property holding corporation in the future, and our common stock is regularly traded on an established securities market, a non-U.S. holder who (actually or constructively (applying certain ownership attribution rules)) holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder's holding period) more than five percent of the common stock would be subject to U.S. federal income tax on a disposition of the common stock but other non-U.S. holders generally would not be. If the common stock is not so traded, all non-U.S. holders would be subject to U.S. federal income tax on disposition of the common stock.

  Information Reporting and Backup Withholding

        We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld (if any) with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty. In addition, dividends paid to a non-U.S. holder generally will be subject to backup withholding unless applicable certification requirements are met.

        Payment of the proceeds of a sale (including a redemption) of our common stock within the United States or conducted through certain U.S. related financial intermediaries is subject to information reporting and, depending upon the circumstances, backup withholding unless the beneficial owner certifies under penalties of perjury that it is not a United States person or the holder otherwise establishes an exemption.

        Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is timely furnished to the IRS.

  Federal Estate Tax

        Common stock owned or treated as owned by an individual who is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes, at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and, therefore, may be subject to U.S. federal estate tax.

UNDERWRITING

        We and the selling stockholders intend to offer the shares through the underwriters. Subject to the terms and conditions in an underwriting agreement among us, the selling stockholders and Bear, Stearns & Co. Inc., Lehman Brothers Inc., Credit Suisse First Boston LLC, Goldman, Sachs & Co. and CIBC World Markets Corp., we and the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling stockholders, the number of shares of common stock listed opposite their names below.

Underwriter	Number of Shares
Bear, Stearns & Co. Inc.	3,060,000
Lehman Brothers Inc.	3,060,000
Credit Suisse First Boston LLC	2,040,000
Goldman, Sachs & Co.	1,530,000
CIBC World Markets Corp.	510,000

Total	10,200,000

        The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933 and liabilities incurred in connection with the directed share program referred to below, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

        Affiliates of Bear, Stearns & Co. Inc. and certain entities associated with CIBC World Markets Corp. that are selling stockholders in this offering purchased their securities in the ordinary course of their business. At the time of purchase of their securities, those entities had no agreements or understandings, directly or indirectly, with any person to distribute those securities.

Commissions and Discounts

        The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.78 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $0.10 per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

        The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase up to 1,530,000 additional shares to cover over-allotments.

	Per Share	Without Option	With Option
Public offering price	$18.500	$188,700,000	$217,005,000
Underwriting discount	$1.295	$13,209,000	$15,190,350
Proceeds, before expenses, to Reddy Ice Holdings, Inc.	$17.205	$118,916,917	$118,916,917
Proceeds to the selling stockholders	$17.205	$56,574,083	$82,897,733

        The expenses of this offering, excluding the underwriting discount and commissions and related fees, are estimated at $2.95 million and are payable by us. The underwriters have agreed to reimburse us for certain of our expenses associated with this offering.

Over-Allotment Option

        Certain of the selling stockholders have granted the underwriters an option exercisable for 30 days from the date of this prospectus to purchase a total of up to 1,530,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option solely to cover any over-allotments, if any, made in connection with this offering. To the extent the underwriters exercise this option in whole or in part, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares approximately proportionate to that underwriter's initial commitment amount reflected in the above table.

Directed Share Program

        The underwriters have reserved for sale, at the initial public offering price, up to five percent of the shares of our common stock being offered for sale in this offering for our employees and their families and other persons associated with us who express an interest in purchasing these shares of common stock in this offering. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same terms as the other shares offered in this offering.

United Kingdom

        Each of the underwriters has represented and agreed that:

  •
  it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) ("FSMA") except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority;

  •
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

  •
  it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

  •
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  •
  in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

No Sales of Similar Securities

        We, each of our executive officers, directors, each holder of more than 5% of our common stock and the selling stockholders, subject to certain exceptions (including the issuance by us of no more than 10% of the aggregate number of shares of common stock outstanding after the completion of this offering as consideration for acquisitions made by us), have agreed with the underwriters not to dispose of or hedge any of our shares of common stock for 180 days after the date of this prospectus without first obtaining the written consent of Bear, Stearns & Co. Inc. and Lehman Brothers Inc. The 180-day "lock-up" period during which we and our executive officers, directors, each holder of more than 5% of our common stock and the selling stockholders are restricted from engaging in transactions in our common stock is subject to extension such that, in the event that either (i) during the last 17 days of the "lock-up" period, we issue an earnings or financial results release or material news or a material event relating to us occurs, or (ii) prior to the expiration of the "lock-up" period, we announce that we will release earnings or financial results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" period will be extended until the expiration of the 18-day period beginning on the issuance of the earnings or financial results release or the occurrence of the material news or material event, as applicable, unless Bear, Stearns & Co. Inc. and Lehman Brothers Inc. waive, in writing, such an extension. See "Shares Eligible for Future Sale—Lock-Up Agreements".

Quotation on the New York Stock Exchange

        Our common stock has been approved for listing on the New York Stock Exchange under the symbol "FRZ".

Price Stabilization, Short Positions

        Until the distribution of the shares is completed, SEC rules may limit the underwriters from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering.

        If the underwriters over-allot or otherwise create a short position in our common stock in connection with this offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the option to purchase up to 1,530,000 additional shares to cover over-allotments described above. The underwriters may also sell shares in excess of the option to purchase up to 1,530,000 additional shares to cover over-allotments, creating a naked short position. A naked short position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, the underwriters may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of our common stock previously distributed in this offering are repurchased in connection with stabilization transactions or otherwise. These transactions to stabilize or maintain the market price may cause the price of our common stock to be higher than it might be in the absence of such transactions. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales.

        Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that we or they will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

        Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

        Prior to this offering, entities affiliated with BSMB, an affiliate of Bear, Stearns & Co. Inc., owned approximately 48% of our outstanding common stock, and entities affiliated with Trimaran owned approximately 48% of our common stock. Affiliates of CIBC World Markets Corp. have direct ownership interests in certain of the entities affiliated with Trimaran. Following this offering and assuming full exercise of the option to purchase up to 1,530,000 additional shares to cover over-allotments by the underwriters, entities affiliated with BSMB will own approximately 20.0% of our then outstanding common stock and the entities affiliated with Trimaran will own approximately 20.0% of our then outstanding common stock.

        On July 31, 2003 Reddy Group issued in a private placement $152.0 million aggregate principal amount of 8 7/8% senior subordinated notes due 2011, for which Credit Suisse First Boston LLC, Bear, Stearns & Co. Inc. and CIBC World Markets Corp., three of the underwriters in this offering, were the initial purchasers and received customary fees with respect thereto. Certain of the underwriters in this offering or their affiliates may hold positions in the Reddy Group notes, for which we are conducting a tender offer in connection with this offering. If those parties tender their notes in the tender offer, their Reddy Group notes will be repurchased with a portion of the proceeds of this offering. In addition, Credit Suisse First Boston LLC, one of the underwriters in this offering, is acting as dealer manager and solicitation agent in the tender offer, for which it will receive customary fees upon successful completion of the tender offer.

        On October 27, 2004 we issued in a private placement $151.0 million aggregate principal amount at maturity of 10 1/2% senior discount notes due 2012, for which Credit Suisse First Boston LLC, Bear, Stearns & Co. Inc. and CIBC World Markets Corp., three of the underwriters in this offering, were the initial purchasers and received customary fees with respect thereto. We used the proceeds of that issuance, together with an approximately $28.6 million dividend to us from Reddy Group, to redeem all of our then existing series A preferred stock, which was held entirely by our common stockholders, including entities affiliated with BSMB and Trimaran, in the amount of approximately $99.2 million (including approximately $48.6 million to entities affiliated with BSMB and approximately $48.6 million to entities affiliated with Trimaran), to pay approximately $15.0 million of accumulated dividends on such preferred stock (including approximately $7.4 million to entities affiliated with BSMB and approximately $7.4 million to entities affiliated with Trimaran), and to pay a dividend of approximately $10.4 million to our common stockholders (including approximately $5.1 million to entities affiliated with BSMB and approximately $5.1 million to entities affiliated with Trimaran). See "Certain Relationships and Related Transactions—Certain Transactions Relating to the Issuance of Reddy Holdings' 10 1/2% Senior Discount Notes". In addition, Bear, Stearns & Co. Inc. is acting as solicitation agent for the consent solicitation in connection with the amendment to a definition in the indenture governing the Reddy Holdings notes, for which it will receive customary fees upon successful completion of the consent solicitation.

        On August 15, 2003, Reddy Group entered into credit facilities with a syndicate of lenders including affiliates of Bear, Stearns & Co. Inc., Credit Suisse First Boston LLC and CIBC World Markets Corp., three of the underwriters in this offering. On October 22, 2004, we amended these credit facilities to increase their size and paid the lenders customary fees in connection therewith. In connection with this offering, we will repay in full our existing credit facilities and enter into new credit facilities with affiliates of underwriters in this offering. See "Description of Indebtedness."

  Monitoring and Management Services Agreement

        We, Trimaran and an entity affiliated with BSMB are party to a Monitoring and Management Services Agreement, pursuant to which general advisory and management services are to be provided to us with respect to financial and operating matters. The agreement is more fully described above under "Certain Relationships and Related Transactions—Monitoring and Management Services Agreement." Under this agreement, at the closing of the merger we paid a transaction fee to Trimaran and an entity affiliated with BSMB equal to $7.5 million in connection with services rendered in connection with the merger. Under the agreement, we reimburse Trimaran and an entity affiliated with BSMB for their expenses in connection with services rendered and have also paid each of Trimaran and an entity affiliated with BSMB fees of $31,929 on August 15, 2003, $62,500 on November 12, 2003, $62,500 on January 9, 2004, $62,500 on April 14, 2004, $112,267 on July 30, 2004, $62,732 on October 8, 2004, $96,508 on January 14, 2005 and $80,075 on April 14, 2005. Upon consummation of this offering, we will terminate the agreement and make payments to each of Trimaran and an entity affiliated with BSMB of $2.0 million.

  Shareholders Agreement

        We, entities affiliated with BSMB, entities affiliated with Trimaran, and our other stockholders are party to a shareholders agreement, more fully described under "Certain Relationships and Related Transactions—Shareholders Agreement," pursuant to which our stockholders have agreed, among other things, to elect a 10-person board of directors, three of whom are designated by entities affiliated with BSMB and three of whom are designated by entities affiliated with Trimaran. This provision of the shareholders agreement will terminate upon completion of this offering.

Qualified Independent Underwriter

        Bear, Stearns & Co. Inc. and CIBC World Markets Corp. are members of the National Association of Securities Dealers, Inc., or "NASD". Under Rule 2720 of the NASD Conduct Rules, we are considered an affiliate of Bear, Stearns & Co. Inc. since the parent company of this entity beneficially owns through its affiliate, BSMB, 48% of our common stock outstanding as of the date of this prospectus. Certain affiliates of CIBC World Markets Corp. are participants in the Trimaran investment program. Trimaran beneficially owns 48% of our common stock outstanding as of the date of this prospectus. In addition, affiliates of Bear, Stearns & Co. Inc. and certain entities associated with CIBC World Markets Corp. are selling stockholders and collectively will receive more than 10% of the net proceeds from the sale of common stock in this offering. Under Rule 2720, when an NASD member participates in the underwriting of an affiliate's equity securities, the public offering price per share can be no higher than that recommended by a "qualified independent underwriter" meeting certain standards. Lehman Brothers Inc. is assuming the responsibilities of acting as the qualified independent underwriter in pricing this offering and conducting due diligence. The initial public offering price of the shares of our common stock will be no higher than the price recommended by Lehman Brothers Inc., which will not receive any additional compensation in connection with its acting as a qualified independent underwriter.

Discretionary Shares

        The underwriters will not allocate shares to discretionary accounts without the prior specific written approval of the customers. The underwriters will not allocate shares to discretionary accounts in excess of 5% of the total number of shares in this offering.

Pricing of This Offering

        Prior to this offering, there has been no public market for our shares of common stock. Consequently, the initial public offering price for our shares of common stock was determined by negotiations between us and the representatives of the underwriters. Among the factors considered in these negotiations were prevailing market conditions, our financial information, market valuations of other companies that we and the representatives of the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

Electronic Prospectus

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The lead managers may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

VALIDITY OF THE COMMON STOCK

        The validity of the shares of common stock being offered will be passed upon for us by Cahill Gordon & Reindel LLP. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York. An investment partnership comprised of select partners of Cahill Gordon & Reindel LLP owns interests representing less than one-tenth of 1% of the capital commitments of funds controlled by Trimaran Fund Management, L.L.C.

EXPERTS

        The consolidated financial statements of (i) Reddy Ice Holdings, Inc. and subsidiary (the "Successor") as of December 31, 2004 and 2003 and for the year ended December 31, 2004 and the period from May 8, 2003 (date of inception) to December 31, 2003, and (ii) Packaged Ice, Inc. and subsidiaries (the "Predecessor"), a wholly owned subsidiary of the Successor, for the period from January 1, 2003 to August 14, 2003 and the year ended December 31, 2002, included in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes explanatory paragraphs related to the acquisition of the Predecessor and the related accounting in accordance with SFAS No. 141, "Business Combinations," and the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets", on January 1, 2002, and the restatement discussed in Note 18), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form S-1 with the SEC regarding this offering of our common stock. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement, and you should refer to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are summaries of the material terms of these contracts and documents but may not describe all of their terms, and where such contract or other document is an exhibit to the registration statement we encourage you to refer to such additional information.

        We currently file annual, quarterly and current reports and other information with the SEC to comply with the covenants under the Reddy Group indenture. As a result of this offering of our common stock, we will be subject to the informational requirements of the Securities Exchange Act of 1934, and, in accordance therewith, will file annual, quarterly and current reports with the SEC. The reports and other information can be inspected and copied at the public reference facility that the SEC maintains at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at (800) 732-0330 for further information on the operation of the public reference room. The SEC also maintains a website at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC.

        OUR REPORTS AND OTHER INFORMATION THAT WE HAVE FILED, OR MAY, IN THE FUTURE FILE, WITH THE SEC ARE NOT INCORPORATED INTO AND DO NOT CONSTITUTE PART OF THIS PROSPECTUS. You may also request a copy of our filings at no cost, by writing or telephoning our Secretary at Reddy Ice Holdings, Inc., 8750 North Central Expressway, Suite 1800, Dallas, Texas 75231; Telephone (214) 526-6740.

INDEX TO FINANCIAL STATEMENTS

Page
Reddy Ice Holdings, Inc. and Subsidiary
Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2004 (Successor) and 2003 (Successor)	F-3

Consolidated Statements of Operations for the Year ended December 31, 2004 (Successor), for the period from May 8, 2003 (Date of Inception) to December 31, 2003 (Successor) (as restated), for the period from January 1, 2003 to August 14, 2003 (Predecessor) (as restated) and for the Year ended December 31, 2002 (Predecessor) (as restated)	F-4

Condensed Consolidated Statements of Stockholders' Equity for the Year ended December 31, 2004 (Successor), for the period from May 8, 2003 (Date of Inception) to December 31, 2003 (Successor), for the period from January 1, 2003 to August 14, 2003 (Predecessor) and for the Year ended December 31, 2002 (Predecessor)	F-5

Consolidated Statements of Cash Flows for the Years ended December 31, 2004 (Successor), for the period from May 8, 2003 (Date of Inception) to December 31, 2003 (Successor), for the period from January 1, 2003 to August 14, 2003 (Predecessor) and for the Year ended December 31, 2002 (Predecessor)	F-7

Notes to Financial Statements for the Year ended December 31, 2004 (Successor), for the period from May 8, 2003 (Date of Inception) to December 31, 2003 (Successor), for the period from January 1, 2003 to August 14, 2003 (Predecessor) and for the Year ended December 31, 2002 (Predecessor)	F-8
Condensed Consolidated Balance Sheet (unaudited) as of June 30, 2005	F-34
Condensed Consolidated Statements of Operations (unaudited) for the six months ended June 30, 2005 and 2004 (restated)	F-35
Condensed Consolidated Statement of Stockholders' Equity (unaudited) for the six months ended June 30, 2005	F-36
Condensed Consolidated Statements of Cash Flows (unaudited) for the six months ended June 30, 2005 and 2004	F-37
Notes to the Condensed Consolidated Financial Statements (unaudited) for the six months ended June 30, 2005 and 2004	F-38

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Reddy Ice Holdings, Inc.
Dallas, Texas

        We have audited the accompanying consolidated balance sheets of Reddy Ice Holdings, Inc. and subsidiary (the "Successor") as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 2004 and the period from May 8, 2003 (date of inception) to December 31, 2003. We have also audited the consolidated statements of operations, stockholders' equity and cash flows of Packaged Ice, Inc. and subsidiaries (the "Predecessor"), a wholly owned subsidiary of the Successor, for the period from January 1, 2003 to August 14, 2003, and the year ended December 31, 2002. These financial statements are the responsibility of the Successor's and Predecessor's (collectively, the "Company") management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Successor as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the year ended December 31, 2004 and for the period from May 8, 2003 (date of inception) to December 31, 2003, and the results of operations of the Predecessor and its cash flows for the period from January 1, 2003 to August 14, 2003, and the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 1 to the consolidated financial statements, the Successor acquired the Predecessor on August 15, 2003 in a transaction accounted for in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations." Accordingly, the assets acquired and liabilities assumed were recorded at fair value on that date by the Successor and are not comparable with those of the Predecessor. In addition, as discussed in Note 2 to the consolidated financial statements, the Predecessor changed its method of accounting for goodwill and other intangible assets on January 1, 2002, to conform with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

        As discussed in Note 18, the accompanying consolidated statements of operations for the period from May 8, 2003 (Date of Inception) to December 31, 2003 (Successor), for the period from January 1, 2003 to August 14, 2003 (Predecessor) and the year ended December 31, 2002 (Predecessor) have been restated.

/s/ Deloitte & Touche LLP

Dallas, Texas
March 31, 2005 (August 2, 2005 as to the second paragraph of Note 2)

REDDY ICE HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

ASSETS

	Successor
	December 31,
	2004	2003
	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	$4,478	$12,801
Accounts receivable, net	21,861	18,032
Inventories	9,435	7,846
Prepaid expenses	2,651	1,952
Assets held for sale	790	790
Deferred tax assets	2,174	—

Total current assets	41,389	41,421
PROPERTY AND EQUIPMENT, net	233,661	233,440
GOODWILL	220,451	248,929
OTHER INTANGIBLE ASSETS, net	93,109	90,536
OTHER ASSETS	10	10

TOTAL	$588,620	$614,336

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term obligations	$1,869	$1,859
Notes payable	355	—
Revolving credit facility	5,450	—
Accounts payable	15,509	11,237
Accrued expenses	15,998	20,674

Total current liabilities	39,181	33,770
LONG-TERM OBLIGATIONS	429,392	329,088
DEFERRED TAX LIABILITIES, net	37,114	60,160
COMMITMENTS AND CONTINGENCIES (Note 14)	—	—
STOCKHOLDERS' EQUITY:
Preferred Stock, 12% Cumulative, Series A, $0.01 par value—25,000,000 shares authorized, 99,050 shares issued and outstanding at December 31, 2003	—	1
Common stock, $0.01 par value; 75,000,000 shares authorized; 13,686,150 and 13,668,900 shares issued and outstanding at December 31, 2004 and 2003, respectively	137	137
Additional paid-in capital	90,077	193,432
Unearned compensation	(135)	(437)
Accumulated deficit	(7,146)	(2,713)
Accumulated other comprehensive income	—	898

Total stockholders' equity	82,933	191,318

TOTAL	$588,620	$614,336

See notes to consolidated financial statements.

REDDY ICE HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS

	Successor		Predecessor
		May 8, 2003 (Date of Inception) to December 31, 2003
	Year Ended December 31, 2004		January 1 to August 14, 2003	Year Ended December 31, 2002
		(as restated, see Note 18)	(as restated, see Note 18)	(as restated, see Note 18)
	(in thousands, except per share amounts)
Revenues	$285,727	$86,919	$151,269	$235,660
Cost of sales (excluding depreciation)	173,066	52,732	91,642	144,852
Depreciation expense related to cost of sales	17,850	5,883	10,881	18,567

Gross profit	94,811	28,304	48,746	72,241
Operating expenses	36,928	13,430	18,598	33,739
Depreciation and amortization expense	5,335	1,733	3,647	6,137
Loss (gain) on disposition of assets	398	—	(11)	4,345
Impairment of assets	—	—	—	7,363

Income from operations	52,150	13,141	26,512	20,657
Other income, net	—	—	116	161
Gain on extinguishment of debt	—	—	—	2,494
Interest expense	(25,105)	(10,370)	(21,063)	(34,870)

Income (loss) before taxes and cumulative effect of change in accounting principle	27,045	2,771	5,565	(11,558)
Income tax expense	10,494	1,053	—	—

Income (loss) before cumulative effect of change in accounting principle	16,551	1,718	5,565	(11,558)
Cumulative effect of change in accounting principle	—	—	—	(73,230)

Net income (loss)	16,551	1,718	5,565	(84,788)
Preferred dividends	10,583	4,431	2,566	3,810

Net income (loss) available to common stockholders	$5,968	$(2,713)	$2,999	$(88,598)

Basic net income (loss) per share:
Net income (loss) available to common stockholders before cumulative effect of change in accounting principle	$0.44	$(0.35)	$0.15	$(0.76)
Cumulative effect of change in accounting principle	—	—	—	(3.64)

Net income (loss) available to common stockholders	$0.44	$(0.35)	$0.15	$(4.40)

Weighted average common shares outstanding	13,675	7,858	20,159	20,157
Diluted net income (loss) per share:
Net income (loss) available to common stockholders before cumulative effect of change in accounting principle	$0.44	$(0.35)	$0.14	$(0.76)
Cumulative effect of change in accounting principle	—	—	—	(3.64)

Net income (loss) available to common stockholders	$0.44	$(0.35)	$0.14	$(4.40)

Weighted average common shares outstanding	13,703	7,858	20,808	20,157

See notes to consolidated financial statements.

REDDY ICE HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

        Predecessor for the Period from January 1, 2003 to August 14, 2003 and the Year Ended December 31, 2002:

	Number of Shares		Par Value
										Accumulated Other Comprehensive Income
	Preferred Stock	Common Stock	Preferred Stock	Common Stock	Additional Paid-In Capital	Stock Subscription Receivable	Treasury Stock	Unearned Compensation	Accumulated Deficit		Total
					(in thousands)
Balance at January 1, 2002	—	20,439	$—	$204	$118,910	$—	$(1,491)	$—	$(64,884)	$(262)	$52,477
Issuance of common stock in connection with the 2000 Employee Stock Purchase Plan	—	17	—	1	14	—	—	—	—	—	15
Dividends accumulated on 10% exchangeable preferred stock	—	—	—	—	(3,810)	—	—	—	—	—	(3,810)
Grant of restricted stock	—	200	—	2	242	—	—	(244)	—	—	—
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	(84,788)	—	(84,788)
Change in fair value of derivative liability	—	—	—	—	—	—	—	—	—	(1,043)	(1,043)

Total comprehensive loss											(85,831)

Balance at December 31, 2002	—	20,656	$—	$207	$115,356	$—	$(1,491)	$(244)	$(149,672)	$(1,305)	$(37,149)
Exercise of employee stock options	—	10	—	—	19	—	—	—	—	—	19
Dividends accumulated on 10% exchangeable preferred stock	—	—	—	—	(2,566)	—	—	—	—	—	(2,566)
Cancellation of restricted stock	—	(200)	—	(2)	(242)	—	—	244	—	—	—
Comprehensive income:
Net income	—	—	—	—	—	—	—	—	5,565	—	5,565
Change in fair value of derivative liability	—	—	—	—	—	—	—	—	—	1,579	1,579

Total comprehensive income											7,144

Balance at August 14, 2003	—	20,466	$—	$205	$112,567	$—	$(1,491)	$—	$(144,107)	$274	$(32,552)

See notes to consolidated financial statements.

REDDY ICE HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (Continued)

Successor for the year ended December 31, 2004 and for the period from May 8, 2003 (Date of Inception) to December 31, 2003:

	Number of Shares		Par Value
										Accumulated Other Comprehensive Income
	Preferred Stock	Common Stock	Preferred Stock	Common Stock	Additional Paid-In Capital	Stock Subscription Receivable	Treasury Stock	Unearned Compensation	Accumulated Deficit		Total
	(in thousands)
Balance at May 8, 2003 (Date of Inception)	—	—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Issuance of common stock	—	13,634	—	137	98,663	(1,203)	—	—	—	—	97,597
Issuance of preferred stock	98	—	1	—	98,799	(1,203)	—	—	—	—	97,597
Grant of restricted preferred and common stock	1	35	—	—	500	—	—	(500)	—	—	—
Satisfaction of stock subscription receivable	—	—	—	—	—	2,406	—	—	—	—	2,406
Distributions to stockholders	—	—	—	—	(8,961)	—	—	—	—	—	(8,961)
Dividends on 12% cumulative preferred stock	—	—	—	—	4,431	—	—	—	(4,431)	—	—
Amortization of unearned compensation	—	—	—	—	—	—	—	63	—	—	63
Comprehensive income:
Net income	—	—	—	—	—	—	—	—	1,718	—	1,718
Change in fair value of derivative liability	—	—	—	—	—	—	—	—	—	898	898

Total comprehensive income											2,616

Balance at December 31, 2003	99	13,669	$1	$137	$193,432	$—	$—	$(437)	$(2,713)	$898	$191,318
Issuance of common stock	—	17	—	—	125	—	—	—	—	—	125
Issuance of preferred stock	—	—	—	—	125	—	—	—	—	—	125
Dividends on common stock	—	—	—	—	—	—	—	—	(10,401)	—	(10,401)
Dividends on 12% cumulative preferred stock	—	—	—	—	10,583	—	—	—	(10,583)	—	—
Redemption of preferred stock	(99)	—	(1)	—	(114,188)	—	—	—	—	—	(114,189)
Amortization of unearned compensation	—	—	—	—	—	—	—	302	—	—	302
Comprehensive income:
Net income	—	—	—	—	—	—	—	—	16,551	—	16,551
Change in fair value of derivative liability	—	—	—	—	—	—	—	—	—	2,464	2,464
Realized non-cash gain on derivative	—	—	—	—	—	—	—	—	—	(3,362)	(3,362)

Total comprehensive income											15,653

Balance at December 31, 2004	—	13,686	$—	$137	$90,077	$—	$—	$(135)	$(7,146)	$—	$82,933

See notes to consolidated financial statements.

REDDY ICE HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor		Predecessor
	Year Ended December 31, 2004	May 8, 2003 (Date of Inception) to December 31, 2003	January 1 to August 14, 2003	Year Ended December 31, 2002

	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$16,551	$1,718	$5,565	$(84,788)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities (excluding working capital from acquisitions):
Depreciation and amortization expense	23,185	7,616	14,528	24,704
Amortization of debt issue costs and debt discounts	4,410	882	23	39
Deferred tax expense	10,176	1,053	—	—
Loss (gain) on disposition of assets	398	—	(11)	4,345
Amortization of unearned compensation	302	63	—	—
Realized gain on derivative	(3,362)	—	—	—
Gain on extinguishment of debt	—	—	—	(2,494)
Impairment of assets	—	—	—	7,363
Cumulative effect of change in accounting principle	—	—	—	73,230
Changes in assets and liabilities, net of the effects of acquisitions:
Restricted cash	—	—	—	6,700
Accounts receivable, inventory and prepaid assets	(4,537)	19,064	(18,815)	5,110
Accounts payable and accrued expenses	663	(304)	(6,136)	(1,519)

Net cash provided by (used in) operating activities	47,786	30,092	(4,846)	32,690

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions	(15,988)	(13,721)	(7,848)	(14,403)
Proceeds from dispositions of assets	2,657	311	1,236	3,378
Acquisition of Packaged Ice, Inc., net of cash acquired	—	(124,720)	—	—
Other acquisitions, net of cash acquired	(16,874)	(67,998)	—	—
Increase in other non-current assets	—	—	—	(570)

Net cash used in investing activities	(30,205)	(206,128)	(6,612)	(11,595)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	—	—	19	—
Proceeds from the issuance of common and preferred stock	250	197,600	—	15
Dividends and other distributions to stockholders	(10,401)	(8,961)	—	—
Redemption of preferred stock	(114,189)	—	—	—
Proceeds from the issuance of debt	100,163	330,931	—	—
Deferred debt costs	(4,739)	(13,553)	—	—
Borrowings (repayments) under the revolving credit facility, net	5,450	(11,691)	11,691	(12,305)
Repayment of debt	(2,438)	(305,489)	(46)	(12,518)

Net cash provided by (used in) financing activities	(25,904)	188,837	11,664	(24,808)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(8,323)	12,801	206	(3,713)
CASH AND CASH EQUIVALENTS, BEGINNING OF
PERIOD	12,801	—	6,500	10,213

CASH AND CASH EQUIVALENTS, END OF PERIOD	$4,478	$12,801	$6,706	$6,500

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash payments for interest	$24,666	$4,469	$31,164	$34,668

Cash payments for income taxes	$300	$—	$—	$—

Borrowings under the revolving credit facility	$53,100	$—	$151,185	$194,563

Repayments under the revolving credit facility	$(47,650)	$(11,691)	$(139,494)	$(206,868)

Change in fair value of derivative liability	$(2,464)	$(898)	$(1,579)	$1,043

Reversal of valuation allowance on deferred tax assets	$32,760	$—	$—	$—

Issuance of notes payable — premium financing of insurance	$931	$—	$—	$—

Grant of restricted stock	$—	$500	$—	$—

See notes to consolidated financial statements.

REDDY ICE HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    ORGANIZATION

        Reddy Ice Holdings, Inc., a Delaware corporation (the "Parent"), and its wholly owned subsidiary, Cube Acquisition Corp. ("Cube"), a Texas corporation, were formed on behalf of Trimaran Fund Management LLC ("Trimaran") and Bear Stearns Merchant Banking ("BSMB") on May 8, 2003 for the purpose of acquiring Packaged Ice, Inc. ("Packaged Ice") and effecting certain capital transactions in connection with such acquisition. On August 15, 2003, Cube merged with and into Packaged Ice, with Packaged Ice being the surviving corporation. As a result of the merger, Packaged Ice was delisted from the American Stock Exchange. The Parent and Cube conducted no operations during the period from May 8, 2003 through August 14, 2003. In connection with the merger, Packaged Ice was renamed Reddy Ice Group, Inc. ("Reddy Group"). The Parent and its wholly owned subsidiary Reddy Group are referred to collectively herein as the "Successor". Packaged Ice prior to the merger on August 15, 2003 is referred to as the "Predecessor" and, collectively with the Successor, the "Company". As a result of purchase accounting, the Predecessor balances and amounts presented in these consolidated financial statements and footnotes may not be comparable to the Successor balances and amounts.

        The Company manufactures and distributes packaged ice products and bottled water and owns and operates refrigerated warehouses. The Company is the largest manufacturer of packaged ice products in the United States. The Company serves approximately 82,000 customer locations in 31 states and the District of Columbia.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Principles of Consolidation.    The consolidated financial statements include the accounts of Reddy Ice Holdings, Inc. and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

        Stock Split.    On August 2, 2005, the Company effected a 138 for 1 stock split and, in conjunction therewith, amended and restated the Company's certificate of incorporation to increase the number of authorized shares of the Company's common stock and preferred stock. All common share and per common share amounts in the consolidated financial statements have been retroactively adjusted for all periods presented to give effect to the stock split, including reclassifying an amount equal to the increase in par value from additional paid-in capital to common stock.

        Cash and Cash Equivalents.    The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

        Accounts Receivable.    Accounts receivable are net of allowances for doubtful accounts of $0.7 million and $0.1 million at December 31, 2004 and 2003, respectively. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make the required payments on their accounts. The estimated losses are based on past experience with similar accounts receivable. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The following table represents the roll-forward of the allowance for doubtful accounts:

	Successor		Predecessor
	Year Ended December 31, 2004	May 8, 2003 (Date of Inception) to December 31, 2003	January 1 to August 14, 2003	Year Ended December 31, 2002

	(in thousands)
Beginning balance	$114	$—	$495	$1,025
Charges to expense	653	222	115	484
Other(1)	(111)	(108)	(288)	(1,014)

Ending balance	$656	$114	$322	$495

(1)
Other activity includes direct write-offs of accounts receivable and other adjustments. During the year ended December 31, 2002, such amounts included approximately $0.5 million related to the sale of the Company's California operations in 2001.

        Inventories.    Inventories consist of raw materials and supplies and finished goods. Raw materials and supplies include ice packaging material, spare parts, bottled water supplies and merchandiser parts. Finished goods include packaged ice and bottled water. Inventories are valued at the lower of cost or market and include overhead allocations. Cost is determined using the first-in, first-out and average cost methods.

        Property and equipment.    Property and equipment is carried at cost and is being depreciated on a straight-line basis over estimated lives of 2 to 36 years. Maintenance and repairs are charged to expense as incurred, while capital improvements that extend the useful lives of the underlying assets are capitalized.

        Goodwill and Other Intangibles.    In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," the Company does not amortize its goodwill and certain intangible assets with an indefinite life. Other intangible assets include the following that are amortized over their useful lives:

Intangible Assets	Useful Life
Goodwill	Indefinite life
Trade name	Indefinite life
Customer relationships	Straight line method over economic lives of 15 to 30 years
Debt issue costs	Effective interest method over the terms of the debt

        Impairment of Long-Lived Assets.    In accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The determination of recoverability of long-lived assets and certain other identifiable intangible assets is based on an estimate of undiscounted future cash flows resulting from the use of the asset or its disposition. Measurement of an impairment loss for long-lived assets and other intangible assets that management expects to hold and use are based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or net realizable value.

        In accordance with SFAS No. 142, goodwill is evaluated using a market valuation approach, which is based on the valuations of comparable businesses, multiples of earnings of comparable businesses and discounted cash flows. The Company evaluates goodwill at each fiscal year end and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In connection with the evaluation of goodwill on December 31, 2002, the Company recorded an impairment charge of $4.1 million related to its non-ice business segment. There were no impairment charges in the year ended December 31, 2004, the period from May 8, 2003 (Date of Inception) to December 31, 2003 or the period from January 1, 2003 through August 14, 2003.

        Income Taxes.    The Company accounts for income taxes under the liability method, which requires, among other things, recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. Under this method, deferred income tax assets and liabilities are determined based on the temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and the recognition of available tax carryforwards. At December 31, 2003, the Company had a deferred tax asset of $34.9 million relating to Predecessor net operating loss carryforwards that was reduced to zero by a valuation allowance. During 2004, the deferred tax asset and the valuation allowance were both reduced by $2.1 million due to the utilization of the Predecessor's net operating loss carryforwards. The remaining valuation allowance of $32.8 million was reversed at December 31, 2004 as it was considered more likely than not that the Predecessor net operating loss carryforwards would be fully utilized.

        Revenue Recognition.    Revenue is recognized when product (packaged ice, ice packaging bags, and bottled water) is delivered to and accepted by customers. There is no right of return with respect to the packaged ice, bags delivered and bottled water. Revenue resulting from Ice Factory management agreements and cold storage services is recognized as earned under contract terms.

        Fair Values of Financial Instruments.    The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, debt obligations and an interest rate swap agreement. The carrying amount of cash, cash equivalents, trade accounts receivable and trade accounts payable are representative of their respective fair values due to the short-term maturity of these instruments. See Note 8 regarding the fair value of the Company's debt obligations.

        Interest Rate Swap Agreement.    The differential to be paid or received on the interest rate swap agreement was accrued as interest rates change and was recognized over the life of the agreement as an increase or decrease in interest expense. The Company did not use this instrument for trading purposes. The Company entered into this swap arrangement for the purpose of hedging its anticipated cash payments for interest associated with its variable rate debt.

        Stock Options.    At December 31, 2004 and 2003, the Company had one stock-based employee compensation plan, the Reddy Ice Holdings, Inc. 2003 Stock Option Plan (the "Stock Option Plan"), under which stock options are granted from time to time. See Note 12 for further information regarding the Stock Option Plan. All of the Predecessor's stock-based compensation plans were terminated and all in-the-money options were paid out in cash in connection with the merger on August 15, 2003 (see Notes 1 and 3).

        The Company accounts for the Stock Option Plan under the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. The Company has recorded stock-based employee compensation costs in the year ended December 31, 2004 and the period from May 8, 2003 (Date of Inception) to December 31, 2003 related to the issuance of restricted common and preferred stock on August 15, 2003. No stock-based employee compensation cost related to stock options is reflected in the net income (loss) available to common stockholders for the year ended December 31, 2004 and the period from May 8, 2003 (Date of Inception) to December 31, 2003 as all stock options granted under the Stock Option Plan had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. The following table illustrates the effect on the net income (loss) of the Company had it applied the fair value recognition provisions of stock-based compensation as described in SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure."

	Successor
	Year Ended December 31, 2004	May 8, 2003 (Date of Inception) to December 31, 2003
	(in thousands)
Net income (loss) available to common stockholders, as reported	$5,968	$(2,713)
Add: Employee stock-based compensation expense included in reported net income (loss), net of tax	185	39
Less: Total employee stock-based compensation expense determined under fair value based methods for all awards, net of tax	(325)	(78)

Pro forma net income (loss) available to common stockholders	$5,828	$(2,752)

        Effective January 1, 2005, the Company adopted the fair value recognition provisions of SFAS No. 123, as amended by SFAS No. 148. Under the provisions of SFAS No. 148, the Company has selected the modified prospective method of adoption; therefore, the Company will recognize stock-based employee compensation cost beginning January 1, 2005, as if the fair value based accounting method had been used to account for all employee awards granted, modified, or settled since the merger on August 15, 2003.

        Use of Estimates.    The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        New Accounting Pronouncements.    On January 1, 2002, the Predecessor adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 changed the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, ceased upon adoption of this statement. Adoption of this statement resulted in a charge to net income of $73.2 million (net of $0 tax). The allocation of the charge to the Predecessor's ice and non-ice segments was $70.1 million and $3.1 million, respectively.

        On January 1, 2002, the Predecessor adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting requirements for the impairment and disposal of long-lived assets. In November 2002, the Predecessor's Board of Directors approved a plan to sell certain fixed assets within the following twelve months. The disposition plan was subsequently revised and extended. At December 31, 2004 and 2003, these assets were classified as "Assets Held for Sale" in the balance sheet and were reported at their fair value in accordance with SFAS No. 144. A non-cash charge of $3.3 million was recognized in the year ended December 31, 2002 to reduce the carrying value of the assets to their fair value. Such charge is included in "Impairment of Assets" in the statement of operations.

        In November 2004, the EITF reached a consensus on EITF 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations". The EITF reached a consensus in this issue on an approach for evaluating whether the criteria in SFAS No. 144 have been met for purposes of classifying the results of operations of a component of an entity that either has been disposed of or is classified as held for sale as discontinued operations. The approach includes an evaluation of whether the operations and cash flows of a disposed component have been or will be eliminated from the ongoing operations of the entity. Such evaluation depends on whether continuing cash flows have been or are expected to be generated and, if so, whether those continuing cash flows are direct or indirect. The consensus also requires financial statement disclosure of certain information for each discontinued operation that generates continuing cash flows. EITF 03-13 is effective for components of an enterprise that are either disposed of or classified as held for sale in fiscal periods beginning after January 1, 2005. The adoption of EITF 03-13 had no effect on the Company's consolidated financial statements.

        In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145, among other things, amends SFAS No. 4 and SFAS No. 64 to require that gains and losses from the extinguishment of debt generally be classified within continuing operations. The Predecessor adopted SFAS No. 145 upon issuance and as a result, has reflected gains on the extinguishment of debt within continuing operations.

        On January 1, 2003, the Company adopted FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others." FIN 45 requires disclosure of guarantees and requires liability recognition for the fair value of guarantees made after December 31, 2002. Adoption of FIN 45 did not have a material effect on the Company's financial statements.

        In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities". FIN No. 46 clarifies the application of Accounting Research Bulletin 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN No. 46 requires the consolidation of these entities, known as variable interest entities, by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. In December 2003, the FASB issued a revision to FIN 46 ("FIN 46R"). Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) provided further implementation guidance, and (c) added new scope exceptions. FIN 46R deferred the effective date of FIN 46 for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of FIN 46 to entities that were previously considered "special purpose entities" under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. The Company does not have any variable interest entities or special purpose entities.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. SFAS No. 149 clarifies the circumstances under which a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133, clarifies when a derivative contains a financing component, amends the definition of "underlying" to conform it to the language used in FIN 45, "Guarantor Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," and amends certain other existing pronouncements. The adoption of SFAS No. 149 did not have a material impact on the Predecessor's consolidated financial statements.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liability and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 had no material impact on the Predecessor's results of operations and financial position.

        In November 2004, the FASB issued SFAS No. 151, "Inventory Costs—an amendment of ARB No. 43, chapter 4". SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) in the determination of inventory carrying costs. The statement requires such costs to be treated as a current period expense. This statement is effective for fiscal years beginning after July 15, 2005. The Company is currently evaluating the effect this standard could have on its results of operations and financial position.

        In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment", which establishes accounting standards for all transactions in which an entity exchanges its equity instruments for goods and services. SFAS No. 123(R) focuses primarily on accounting for transactions with employees, and carries forward without change prior guidance for share-based payments for transactions with non-employees.

        SFAS No. 123(R) eliminates the intrinsic value measurement objective in APB Opinion No. 25 and generally requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant. The standard requires grant date fair value to be estimated using either an option-pricing model which is consistent with the terms of the award or a market observed price, if such a price exists. Such cost must be recognized over the period during which an employee is required to provide service in exchange for the award, which is usually the vesting period. The standard also requires companies to estimate the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur.

        The Company is required to apply SFAS No. 123(R) to all awards granted, modified or settled in its first reporting period after June 15, 2005. The Company is also required to use either the "modified prospective method" or the "modified retrospective method." Under the modified prospective method, compensation cost is recognized for all awards granted after adoption of the standard and for the unvested portion of previously granted awards that are outstanding on that date. Under the modified retrospective method, previously issued financial statements must be restated to recognize the expense amounts previously calculated and reported on a pro forma basis, as if the prior standard had been adopted. Under both methods, either the straight line or an accelerated method may be used to amortize the compensation cost associated with awards with graded vesting. The standard permits and encourages early adoption.

        The Company plans to adopt SFAS No. 123(R) on July 1, 2005 using the modified prospective method and does not believe that the adoption of this standard will have a material effect on its results of operations and financial position.

3.    ACQUISITIONS

        On August 15, 2003, Cube merged with and into Packaged Ice, with Packaged Ice being the surviving corporation. Concurrent with the closing of the merger, Packaged Ice was renamed Reddy Ice Group, Inc. The merger was consummated pursuant to the Agreement and Plan of Merger, dated as of May 12, 2003, by and among the Parent, Cube and Packaged Ice. Subsequent to the merger, all of the Company's operations were conducted through Reddy Group.

        The merger was accounted for as a purchase by Cube of Packaged Ice in accordance with SFAS No. 141, "Business Combinations." Total consideration was $461.0 million, including $113.0 million for common and preferred securities, $316.7 million for assumption of debt and revolving loans, $12.8 million for debt issue costs and $18.5 million in direct merger costs. The total consideration reconciles to the net acquisition costs as follows (dollars in millions):

Total consideration	$461.0
Less:
Assumption of debt	(316.7)
Debt issue costs	(12.8)
Use of cash on hand at closing	(6.8)

Acquisition costs, net of cash acquired	$124.7

        The total purchase price was allocated to the acquired assets and assumed liabilities based upon estimates of their respective fair values as of the closing date using valuations and other studies. The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition (dollars in millions):

Total assets acquired	$254.6
Total liabilities assumed	442.8

Net liabilities assumed	$188.2

        The excess of the aggregate purchase price over the liabilities assumed of $289.0 million was allocated to goodwill ($208.7 million) and other intangible assets ($80.3 million). Other intangibles identified include customer lists ($61.9 million), which are being amortized over useful lives of 15 to 30 years, debt issue costs ($12.8 million) and a trade name ($5.6 million). During 2004, goodwill and net deferred tax liabilities both decreased by $32.8 million due to the removal of the valuation allowance on the Predecessor's net operating loss carryforwards (see Note 10).

        The merger was financed through:

  •
  Gross proceeds of $150.9 million from the sale of 8 7/8% senior subordinated notes (face value of $152.0 million, see Note 8);

  •
  A $135.0 million term loan borrowed under Reddy Group's senior secured credit facility (see Note 8);

  •
  Cash contributions to Cube by the Parent and acquired cash of $6.8 million.

        In the fourth quarter of 2003, the Company purchased two ice companies (including Triangle Ice Co., Inc. ("Triangle Ice")) for total consideration of $68.7 million, which included debt issue costs of $0.7 million and direct acquisition costs of $0.6 million. The total purchase price was allocated to the acquired assets and assumed liabilities based upon estimates of their respective fair values as of the closing dates using valuations and other studies. The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition (dollars in millions):

Total assets acquired	$26.2
Total liabilities assumed	10.2

Net assets acquired	$16.0

        The excess of the aggregate purchase price over the net assets acquired of $52.7 million was allocated to goodwill ($40.3 million) and other intangible assets ($12.4 million). Other intangible assets were comprised primarily of customer lists, which are being amortized over useful lives of 15 to 30 years.

        The acquisitions were financed through:

  •
  Gross proceeds of $10.0 million from the sale of 690,000 shares of common stock and 5,000 shares of preferred stock of the Parent;

  •
  A $45.0 million supplemental term loan borrowed under Reddy Group's senior secured credit facility (see Note 8);

  •
  use of cash on hand of $14.5 million.

        During 2004, the Company purchased 11 ice companies at various dates throughout the year. The total acquisition consideration was $16.9 million, which included direct acquisition costs of $0.5 million. The total purchase price was allocated to the acquired assets and assumed liabilities based upon estimates of their respective fair values as of the closing dates using valuations and other studies. The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition (dollars in millions):

Total assets acquired	$6.1
Total liabilities assumed	1.8

Net assets acquired	$4.3

        The excess of the aggregate purchase price over the net assets acquired of $12.6 million was allocated to goodwill ($8.3 million) and other intangible assets ($4.3 million). Other intangible assets were comprised of customer lists, which are being amortized over useful lives of 15 to 30 years. The 2004 acquisitions were funded out of the Company's operating cash flows.

        The results of operations of the 2003 acquisitions are included in the Company's consolidated results of operations from the respective dates of acquisition in the fourth quarter of 2003. The results of operations of the 2004 acquisitions are included in the Company's consolidated results of operations from their respective acquisition dates, which range from March 1, 2004 to November 1, 2004. The following unaudited pro forma information presents the Company's consolidated results of operations (i) for the twelve month periods ended December 31, 2004 as if the 11 acquisitions in 2004 had all occurred on January 1, 2004, (ii) for the period May 8, 2003 (Date of Inception) to December 31, 2003 as if the two acquisitions in 2003 and the 11 acquisitions in 2004 had all occurred on August 15, 2003, which is the date that the Company began operations through its purchase of Packaged Ice and (iii) for the period from January 1, 2003 through August 14, 2003 as if the two acquisitions in 2003 and the 11 acquisitions in 2004 all had occurred on January 1, 2003.

	Successor	Successor	Predecessor
	Twelve Months Ended December 31, 2004	May 8, 2003 (Date of Inception) to December 31, 2003	January 1, 2003 through August 14, 2003
	(in thousands)
Pro forma revenues	$292,015	$99,631	179,250
Pro forma net income available to common stockholders	6,925	(1,326)	6,778

4.    INVENTORIES

	Successor
	December 31,
	2004	2003
	(in thousands)
Raw materials and supplies	$7,584	$6,310
Finished goods	1,851	1,536

Total	$9,435	$7,846

5.    PROPERTY AND EQUIPMENT

	Successor
	December 31,
	2004	2003
	(in thousands)
Land	$20,709	$21,113
Buildings and site improvements	67,984	65,141
Plant, equipment and machinery	167,899	152,683
Construction in progress	2,065	725

Total	258,657	239,662
Less: accumulated depreciation	24,996	6,222

Total property and equipment, net	$233,661	$233,440

        Depreciation expense for the Successor for the year ended December 31, 2004 and the period from May 8, 2003 (Date of Inception) through December 31, 2003 was $19.1 million and $6.2 million, respectively. Depreciation expense for the Predecessor for the period from January 1 through August 14, 2003 and the year ended December 31, 2002 was $11.6 million and $19.9 million, respectively.

6.    GOODWILL AND OTHER INTANGIBLES

        Goodwill was allocated to the Company's business segments as follows:

	Successor
	December 31,
	2004	2003
	(in thousands)
Ice products	$211,378	$239,856	(1)
Non-ice products and services	9,073	9,073	(1)

Total	$220,451	$248,929

(1)
Approximately $6.2 million of goodwill allocated to non-ice products and services was reclassified to ice products as a result of an adjustment to the allocation of deferred tax liabilities by segment.

        The decline in goodwill from December 31, 2003 to December 31, 2004 is primarily due to the reversal of the valuation allowance on certain of the Company's net operating loss carryforwards (see Note 10).

        At December 31, 2004 and 2003, other intangible assets consisted of the following:

	Successor
	December 31,
	2004	2003
	(in thousands)
Non-amortizable intangible assets—trade name	$5,600	$5,600
Amortizable intangible assets:
Customer lists	$77,916	$73,576
Debt issue costs	18,316	13,553

Total	96,232	87,129
Less: accumulated amortization	8,723	2,193

Total amortizable intangibles, net	87,509	84,936

Total intangible assets, net	$93,109	$90,536

        Amortization expense for the Company for the year ended December 31, 2004 and the period from May 8, 2003 (Date of Inception) through December 31, 2003 was $4.1 million and $1.4 million, respectively. Amortization expense for the Predecessor for the period from January 1 through August 14, 2003 and the year ended December 31, 2002 was $2.9 million and $4.8 million, respectively. Amortization expense for each of the years ending December 31, 2005, 2006, 2007, 2008 and 2009 is estimated to be $4.3 million. There is no amortization expense related to cost of sales.

7.    ACCRUED EXPENSES

	Successor
	December 31,
	2004	2003
	(in thousands)
Accrued compensation and employee benefits	$6,411	$8,090
Accrued interest	5,740	6,346
Accrued utilities	1,191	1,029
Accrued property, sales and other taxes	806	1,128
Derivative liability	—	2,464
Other	1,850	1,617

Total	$15,998	$20,674

8.    REVOLVING CREDIT FACILITY AND LONG-TERM OBLIGATIONS

        On July 17, 2003, Cube completed the sale of $152 million of 8 7/8% Senior Subordinated Notes due 2011 (the "Senior Subordinated Notes") in a private placement offering. The Senior Subordinated Notes were priced at 99.297%, which resulted in gross proceeds of $150.9 million. At the closing of the merger on August 15, 2003, Reddy Group assumed Cube's obligations under the Senior Subordinated Notes and the related indenture and received the net proceeds of the offering. The net proceeds were used to consummate the merger as discussed in Note 3, which included the repayment of the Predecessor's $255.0 million aggregate principal amount of 9 3/4% Senior Notes due 2005 and the outstanding balance of $61.7 million under its bank credit facility. As of December 31, 2004, the fair value of Senior Subordinated Notes was $164.2 million.

        Interest is payable semiannually on February 1 and August 1, commencing on February 1, 2004. In conjunction with issuance of the Senior Subordinated Notes, $7.0 million of debt issuance costs were incurred. The Senior Subordinated Notes are unsecured senior subordinated obligations of Reddy Group and are:

  •
  subordinated in right of payment to all of Reddy Group's existing and future senior indebtedness;

  •
  equal in right of payment with any of the Reddy Group's existing and future senior subordinated indebtedness; and

  •
  senior in right of payment to any other of Reddy Group's future subordinated indebtedness, if any.

        The Senior Subordinated Notes include customary covenants that restrict, among other things, the ability to incur additional debt, pay dividends or make certain other restricted payments, incur liens, merge or sell all or substantially all of the assets, or enter into various transactions with affiliates. Prior to August 1, 2006, Reddy Group may redeem up to 35% of the principal amount of the Senior Subordinated Notes at a redemption price of 108.875% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption, with funds raised in specified equity offerings.

        The Senior Subordinated Notes are guaranteed, fully, jointly and severally, and unconditionally, on a senior subordinated basis by the Parent and all of Reddy Group's subsidiaries (the "Subsidiary Guarantors"). There are currently no restrictions on the ability of the Subsidiary Guarantors to transfer funds to Reddy Group in the form of cash dividends, loans or advances. Condensed consolidating financial statements for the Parent and its wholly-owned subsidiary are not presented as the Parent has no significant independent assets or operations. Condensed consolidating financial statements for Reddy Group and its subsidiaries, all of which are wholly owned, are not presented as Reddy Group has no significant independent assets or operations. Reddy Group has no subsidiaries that do not guarantee the Senior Subordinated Notes.

        On October 27, 2004, Reddy Holdings issued $151 million at maturity of 10 1/2% Senior Discount Notes due 2012 (the "Discount Notes") in a private placement offering. The Discount Notes were sold at 66.333% of the stated principal amount, which resulted in gross proceeds of $100.2 million. Each Discount Note has an initial accreted value of $663.33 per $1,000 principal amount at maturity. The accreted value of each Discount Note will increase from the date of issuance until November 1, 2008 at a rate of 10 1/2% per annum such that the accreted value will equal the stated principal amount at maturity on November 1, 2008. Thereafter cash interest will accrue and be payable semi-annually at a rate of 10 1/2% per annum. As of December 31, 2004, the fair value of the Discount Notes was $104.2 million.

        The Discount Notes are unsecured senior obligations of Reddy Holdings and are:

  •
  not guaranteed by any of Reddy Holdings' subsidiaries;

  •
  senior in right of payment to all of Reddy Holdings' future subordinated indebtedness;

  •
  equal in right of payment with any of Reddy Holdings' existing and future unsecured senior indebtedness;

  •
  effectively subordinated to Reddy Holdings' existing and future secured debt, including Reddy Holdings' guarantee of Reddy Group's senior credit facility; and

  •
  structurally subordinated to all obligations and preferred equity of Reddy Holdings' subsidiaries.

        The Discount Notes include customary covenants that restrict, among other things, the ability to incur additional debt or issue certain preferred stock, pay dividends or redeem, repurchase or retire our capital stock or subordinated indebtedness, make certain investments, incur liens, enter into arrangements that restrict dividends from our subsidiaries, merge or sell all or substantially all of the assets or enter into various transactions with affiliates. Prior to November 1, 2007, Reddy Holdings may redeem up to 35% of the principal amount at maturity of the Discount Notes at a redemption price of 110.5% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption, with funds raised in equity offerings that are specified in the indenture governing the Discount Notes. From and after November 1, 2008, Reddy Holdings may redeem any or all of the Discount Notes by paying a redemption premium which is initially 5.25% of the principal amount at maturity of the Discount Notes, and will decline annually to 0% commencing on November 1, 2010. If a change of control occurs on or prior to November 1, 2007, Reddy Holdings may, at its option, redeem all, but not less than all, of the Discount Notes at a redemption price equal to the sum of (i) the accreted value of the notes as of the redemption date, (ii) a premium equal to 125% of one year's coupon payment and (iii) any accrued and unpaid interest to the date of redemption. If Reddy Holdings experiences a change of control and does not elect to make the optional redemption described in the previous sentence, Reddy Holdings will be required to make an offer to repurchase the Discount Notes at a price equal to 101% of their accreted value, plus accrued and unpaid interest, if any, to the date of purchase. Reddy Holdings may also be required to make an offer to purchase the Discount Notes with proceeds of asset sales that are not reinvested in the Company's business or used to repay other indebtedness.

        The Discount Notes are subject to registration with the SEC pursuant to a Registration Rights Agreement (the "Rights Agreement") entered into at the time of issuance. Pursuant to the Rights Agreement, Reddy Holdings must, within 150 days after the issuance date, file a registration statement with the SEC to exchange the Discount Notes for new notes of Reddy Holdings having terms substantially identical in all material respects to the Discount Notes. The 150th day following the issuance of the Discount Notes was March 26, 2005. The Company did not file the required registration statement by that date and as a result of not filing the registration statement with the SEC on or prior to that date, began accruing additional interest expense from March 26, 2005 to the date on which the registration statement is actually filed, such additional interest expense accrues at an annual rate of 0.50% for the first 90 days following such date, and increases by another 0.50% thereafter until such registration statement is filed. Reddy Holdings must also use its commercially reasonable efforts to cause the registration statement to be declared effective within 240 days after the issuance date.

        On August 15, 2003, Reddy Group entered into a $170 million senior secured credit facility, with the lenders being a syndicate of banks, financial institutions and other entities, including Credit Suisse First Boston as Administrative Agent, Canadian Imperial Bank of Commerce and Bear Stearns Corporate Lending, Inc. (the "Credit Facility"). The Credit Facility provides for a six-year term loan in the amount of $135 million (the "Original Term Loan") and a five-year revolving credit facility (the "Revolving Credit Facility") in the amount of $35 million. Proceeds of the Original Term Loan were used to consummate the merger as discussed in Note 3. On November 6, 2003, the Credit Facility was amended to provide a supplemental term loan (the "Supplemental Term Loan" and, together with the Original Term Loan, the "Term Loans") in the amount of $45 million, the proceeds of which were used to fund a portion of the Triangle Ice acquisition (see Note 3). The Supplemental Term Loan has substantially the same terms as the Original Term Loan.

        At December 31, 2004, the Company had $24.0 million of availability under the Revolving Credit Facility, net of outstanding standby letters of credit of $5.5 million. The standby letters of credit are used primarily to secure certain insurance obligations. The fair value of the Term Loans at December 31, 2004 was $178.6 million.

        Principal balances outstanding under the Credit Facility bear interest per annum, at Reddy Group's option, at the sum of the base rate plus the applicable margin or LIBOR plus the applicable margin. The base rate is defined as the greater of the prime rate (as announced from time to time by the Administrative Agent) or the federal funds rate plus 0.5%. The applicable margin varies depending on Reddy Group's leverage ratio. At December 31, 2004, the weighted average interest rate of borrowings outstanding under the Credit Facility was 5.0%. Interest on base rate loans is payable on the last day of each quarter. Interest on LIBOR loans is payable upon maturity of the LIBOR loan or on the last day of the quarter if the term of the LIBOR loan exceeds 90 days. Reddy Group pays a quarterly fee on the average availability under the Revolving Credit Facility based on an annual rate of 0.5%.

        The Credit Facility requires that, beginning in 2004, Reddy Group repay all borrowings under the Revolving Credit Facility and maintain a zero outstanding balance for a period of 30 consecutive calendar days during each year. This requirement for 2004 was met on August 10, 2004. The Term Loans amortize in quarterly installments over a five-year period in an annual aggregate amount equal to 1% of the original balance, with any remaining unpaid balance to be repaid in the sixth year in equal quarterly installments. Subject to certain conditions, mandatory repayments of the Revolving Credit Facility and Term Loans are required to be made with portions of the proceeds from (1) asset sales, (2) the issuance of debt securities (3) an initial public offering of stock of the Parent, and (4) insurance and condemnation awards. Furthermore, within 100 days after the close of the fiscal year (beginning with the close of the 2004 fiscal year), a mandatory prepayment of the Term Loans is required in an amount equal to a certain percentage of Reddy Group's annual excess cash flow, as defined in the Credit Facility. The percentage is based on Reddy Group's leverage ratio at the end of such fiscal year and ranges from 25% to 75%. In connection with the offering of the Discount Notes discussed above, Reddy Group amended the Credit Facility on October 27, 2004 to permit the issuance of the Discount Notes and certain related transactions (see Note 11). In addition to allowing the issuance of the Discount Notes and those related transactions, the amendment modified the calculation of Reddy Group's excess cash flow for 2004 such that a mandatory prepayment based on Reddy Group's 2004 results is not required.

        The Credit Facility contains financial covenants which include limitations on capital expenditures and the maintenance of certain financial ratios, as defined in the Credit Facility, and is collateralized by substantially all of Reddy Group's assets and the capital stock of all of its significant subsidiaries. A default under the Credit Facility is also an event of default under the indentures governing the Discount Notes and the Senior Subordinated Notes. At December 31, 2004, Reddy Group was in compliance with these covenants.

        On November 28, 2000, the Predecessor entered into an interest rate collar agreement (the "Collar Agreement"). The Collar Agreement had a notional amount of $50 million and expired on November 28, 2004. If the Index Rate (30-day LIBOR, as defined in the Collar Agreement) exceeded 7.75%, Reddy Group received the difference between the Index Rate and 7.75%. If the Index Rate fell below 5.75%, Reddy Group paid the difference plus 1%. Any amounts payable or receivable were settled monthly. When Reddy Group's debt was refinanced on August 15, 2003, $0.3 million of amounts previously deferred in accumulated other comprehensive loss on the balance sheet were written off as the hedged, forecasted transaction was no longer deemed probable of occurring. The Collar Agreement was redesignated as a hedge of the new Credit Facility, with subsequent changes in fair value deferred in other comprehensive income. Upon expiration of the Collar Agreement on November 28, 2004, all amounts previously deferred in other comprehensive income were recognized, resulting in a noncash credit to interest expense of $3.4 million.

        At December 31, 2004 and 2003, long-term obligations consisted of the following:

	Successor
	December 31,
	2004	2003
	(in thousands)
8 7/8% Senior Subordinated Notes	$152,000	$152,000
Less: unamortized debt discount on 8 7/8% Senior Subordinated Notes	(879)	(1,013)
10 1/2% Senior Discount Notes	151,000	—
Less: unamortized debt discount on 10 1/2% Senior Discount Notes	(48,957)	—
Credit Facility—term loans	177,750	179,550
Other	347	410

Total long-term obligations	431,261	330,947
Less: current maturities	1,869	1,859

Long-term obligation, net of current maturities	$429,392	$329,088

        As of December 31, 2004, principal maturities of long-term obligations for the next five years are as follows:

(in thousands)
2005	$1,869
2006	1,870
2007	1,875
2008	44,140
2009	128,271
2010 and thereafter	253,236

Total	$431,261

9.    NOTES PAYABLE

        At December 31, 2004, notes payable consisted of premium financing notes related to certain of the Company's insurance policies. The notes bear interest at a weighted average interest rate of 4.4%, have terms under twelve months and mature at various dates from March 1, 2005 through June 25, 2005.

10.    INCOME TAXES

        The Company reported a profit for tax return purposes during the year ended December 31, 2004. It incurred a loss for tax return purposes for the period May 8, 2003 (Date of Inception) through December 31, 2003. The Predecessor incurred tax losses for the period from January 1, 2003 through August 14, 2003 and for the year ended December 31, 2002. The total provision for income taxes varied from the U.S. federal statutory rate due to the following:

	Successor		Predecessor
	Year Ended December 31, 2004	May 8, 2003 (Date of Inception) to December 31, 2003	January 1 to August 14, 2003	Year Ended December 31, 2002

	(in thousands)
Federal income tax at statutory rate	$9,466	$942	$1,892	$(28,828)
State income taxes, net of federal income tax benefits	838	91	184	(2,798)
Increase (decrease) in valuation allowance	—	—	(2,104)	18,347
Non-deductible goodwill	—	—	—	12,095
Non-deductible expenses and other	190	20	28	1,184

Total provision for income taxes	$10,494	$1,053	$—	$—

        The income tax expense for the year ended December 31, 2004 and the period from May 8, 2003 (Date of Inception) to December 31, 2003 is composed of the following:

	Successor
	Year Ended December 31, 2004	May 8, 2003 (Date of Inception) to December 31, 2003
	(in thousands)
Current tax expense	$318	$—
Deferred tax expense	10,176	1,053

Total tax expense	$10,494	$1,053

        Deferred tax assets and liabilities computed at the statutory rate related to temporary differences were as follows:

	Successor
	December 31,
	2004	2003
	(in thousands)
Total current deferred tax assets—other assets	$2,174	$—

Deferred non-current tax assets (liabilities):
Intangible assets, including goodwill, customer lists and trade names	$(39,562)	$(32,443)
Property & equipment	(40,315)	(36,686)
Net operating loss carryforwards	41,698	40,896
Other assets	1,065	2,954

Total non-current deferred tax liabilities, net	(37,114)	(25,279)
Valuation allowance for net operating loss carryforwards	—	(34,881)

Total non-current deferred tax liabilities, net	$(37,114)	$(60,160)

Total deferred tax liabilities, net	$(34,940)	$(60,160)

        As a result of purchase accounting applied in connection with the acquisitions of Packaged Ice and Triangle Ice in 2003, net deferred tax liabilities of $59.1 million were recorded. This amount is primarily due to basis differences related to the allocation of purchase price to fixed assets and the recording of customer lists and a trade name.

        At December 31, 2004, the Company had approximately $109 million of net operating loss ("NOL") carryforwards, $23 million and $86 million of which are attributable to the Successor and Predecessor, respectively. The NOL carryforwards expire between 2005 and 2023. There is an annual limitation on the utilization of the NOL carryforwards generated by the Predecessor due to an ownership change, as defined by Section 382 of Internal Revenue Code, as amended. At December 31, 2003, due to the uncertainty of being able to utilize the Predecessor's NOL carryforwards to reduce future taxes, a valuation allowance of $34.9 million was provided to reduce to zero the deferred tax asset resulting from the Predecessor's NOL carryforwards. Based on results for 2004 and other evidence related to the future use of the Predecessor's NOL carryforwards, management believes that it is more likely than not that Predecessor NOL carryforwards will be fully utilized. Accordingly, the valuation allowance on such NOL carryforwards was removed at December 31, 2004, with an offsetting decrease to goodwill. The ability to use the NOL carryforwards generated by the Successor are not subject to the limitation imposed by Section 382 of Internal Revenue Code, as amended.

11.    CAPITAL STOCK

        Common Stock.    Reddy Holdings is authorized to issue up to 75,000,000 shares of common stock, par value $0.01 per share. On May 12, 2003, Reddy Holdings entered into an Investor Subscription Agreement with Trimaran, BSMB and certain members of the Predecessor's senior management group pursuant to which they agreed to purchase 12,978,900 shares of common stock for $7.25 per share. The proceeds were contributed to Cube to fund a portion of the acquisition of Packaged Ice on August 15, 2003 (see Notes 1 and 3). On November 3, 2003, Reddy Holdings entered into a second Investor Subscription Agreement with Trimaran, BSMB and certain members of Reddy Holdings' senior management group pursuant to which they agreed to purchase an additional 690,000 shares of common stock for $7.25 per share, the proceeds of which were used to fund a portion of the acquisition of

Triangle Ice (see Note 3). Holders of Reddy Holdings' common stock are entitled to one vote per share on all matters to be voted on by stockholders and are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors of Reddy Holdings. Upon any liquidation or dissolution of Reddy Holdings, the holders of common stock are entitled, subject to any preferential rights of the holders of preferred stock, to receive a pro rata share of all of the assets remaining available for distribution to stockholders after payment of all liabilities.

        Preferred Stock.    Reddy Holdings is authorized to issue up to 25,000,000 shares of $0.01 par value preferred stock, consisting of 100,000 shares of Series A Cumulative Redeemable Preferred Stock ("Series A Preferred Stock") and 100,000 shares of preferred stock that is currently undesignated. Pursuant to the same Investor Subscription Agreements discussed above, 99,050 shares of Series A Preferred Stock were subscribed for on May 12, 2003 and November 3, 2003 and were valued at $1,000 per share. The liquidation preference per share of the Series A Preferred Stock is equal to the sum of (a) $1,000 plus (b) the amount of all accumulated but unpaid dividends on such shares. The holders of the outstanding shares of Series A Preferred Stock immediately preceding the dividend payment date shall be entitled to receive dividends, as declared by Reddy Holdings' Board of Directors, at a rate per annum equal to 12% of the liquidation amount per share. All dividends are cumulative, whether or not earned or declared, accruing on a daily basis from the issue date and shall be payable in cash quarterly in arrears on each dividend payment date commencing on November 15, 2003. If Reddy Holdings does not pay the cash dividends on a quarterly basis, all unpaid dividends will be added to the liquidation amount in respect of such shares on each dividend payment date. If Reddy Holdings fails to make a liquidation payment following the occurrence of a liquidation event or default, as defined in the certificate of designations, the per annum dividend rate will be increased by 2% per annum during the continuation of any such event or default. In the event of liquidation, the holders of the Series A shares are entitled to an amount in cash equal to the liquidation amount for each share. The Company may redeem the Series A shares at its option in whole at any time or in part from time to time, subject to restrictions set forth in the certificate of designations. Series A holders are not entitled or permitted to vote on any matter upon which the holders of common stock are required or permitted to vote.

        Prior to the merger on August 14, 2003, the Predecessor's board of directors had authorized the designation of 500,000 shares of $0.01 par value 10% exchangeable preferred stock. Holders of the 10% exchangeable preferred stock were entitled to receive dividends equal to 10% of the liquidation preference of $100 per share, and all dividends were fully cumulative. Dividends could be paid in cash or in kind by issuing a number of additional shares of the 10% exchangeable preferred stock. All dividends were paid in kind as the Predecessor's debt agreements prohibited the payment of cash dividends. In kind dividends for the period from January 1, 2003 through August 14, 2003 and the year ended December 31, 2002 totaled 32,399 and 37,484 shares, respectively, of 10% exchangeable preferred stock. The 10% exchangeable preferred stock was redeemed in connection with the purchase of Packaged Ice on August 15, 2003 (see Notes 1 and 3).

        In connection with the merger on August 15, 2003 and the Triangle Ice acquisition on November 6, 2003, fees of $7.6 million and $1.3 million, respectively, were paid to the holders of Reddy Holdings' Series A Preferred Stock and common stock. Such amounts were reflected as immediate distributions to the stockholders of Reddy Holdings and have been recorded as reductions of additional paid-in capital.

        On October 27, 2004, Reddy Holdings issued $151 million of its 10 1/2% Senior Discount Notes (see Note 8). Reddy Holdings used the net proceeds of the note offering, together with an approximately $28.4 million dividend from Reddy Group, to redeem all of Reddy Holdings' outstanding Series A Preferred Stock (99,175 shares) for an aggregate liquidation amount of $114.2 million and to pay a dividend of $10.4 million on its common stock. In connection with these events, Reddy Group made a special transaction payment of approximately $1.2 million in the aggregate to certain members of management and certain directors.

12.    EMPLOYEE BENEFIT PLANS

        401(k) Plan.    The Company has a 401(k) defined contribution savings plan for the benefit of all employees who have completed one year of service and have met the eligibility requirements to participate. Employees may contribute up to the maximum amount allowed by the Internal Revenue Service, while Company contributions are made at the discretion of the Board of Directors. The Company contributed $239,000 and $66,000 during the year ended December 31, 2004 and the period from May 8, 2003 (Date of Inception) to December 31, 2003, respectively. Contributions by the Predecessor for the period from January 1 through August 14, 2003 and the year ended December 31, 2002 were $125,000 and $205,000, respectively.

        2003 Stock Option Plan.    During 2003, the board of directors approved the Reddy Ice Holdings, Inc. 2003 Stock Option Plan (the "Stock Option Plan") that reserved for issuance 1,555,150 shares of common stock, subject to adjustment under certain circumstances. In connection with the acquisition of Triangle Ice, an additional 82,662 shares of common stock were reserved for issuance under the Stock Option Plan. This plan provides for the granting of incentive awards in the form of stock options to directors, officers and employees of the Company or any of its subsidiaries and affiliates at the discretion of the Compensation Committee of the Board of Directors. The options issued include both time-based and performance-based options. In general, the time-based options vest 20% per year, with the initial vesting of 20% occurring on the first day of the calendar year following the year of grant. The performance based options vest in three tranches based on achieving certain corporate performance targets. All options granted pursuant to the Stock Option Plan expire ten years after the date of grant.

        The following table indicates share and exercise price information with respect to the Stock Option Plan for the year ended December 31, 2004 and the period from May 8, 2003 (Date of Inception) through December 31, 2003:

	Year Ended December 31, 2004		May 8, 2003 (Date of Inception) through December 31, 2003
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	1,561,285	$7.25	—	$—
Granted	49,087	7.25	1,592,170	7.25
Exercised	—	—	—	—
Forfeited	(32,527)	7.25	(30,885)	7.25

Outstanding at end of year	1,577,845	$7.25	1,561,285	$7.25

Weighted average fair value of options granted during the year		$290		$75

        Options outstanding at December 31, 2004 consisted of the following:

				Exercisable Options
Exercise Prices per Share	Number of Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Life	Number of Options	Weighted Average Exercise Price Per Share
$7.25	1,577,845	$7.25	8.7 years	251,030	$7.25

        The "Black-Scholes" method was used determine the fair value of options granted in the year ended December 31, 2004 and the period from May 8, 2003 (Date of Inception) to December 31, 2003. The Black-Scholes calculations used the following weighted average assumptions:

	Successor
	Year Ended December 31, 2004	May 8, 2003 (Date of Inception) to December 31, 2003
Dividend yield	0.00%	0.00%
Volatility	0.00%	0.00%
Risk free interest rate	4.24%	4.48%
Expected lives	10 years	10 years

13.    RELATED PARTIES

        Trimaran and BSMB are party to a Monitoring and Management Services Agreement (the "Monitoring Agreement") pursuant to which they have been engaged to provide monitoring and management services to the Company with respect to financial and operating matters. At the closing of the merger, Trimaran and BSMB collectively received a financing fee equal to $7.5 million. They also receive an annual fee for ongoing monitoring and management services equal to $0.5 million per annum in the aggregate, which is subject to adjustment in certain circumstances. The Monitoring Agreement also provides that Trimaran and BSMB will be reimbursed for reasonable out-of-pocket expenses in connection with activities undertaken pursuant to the agreement.

        Trimaran and BSMB will also render additional services in connection with acquisitions, divestitures and financings pursuant to the Management Agreement. In connection with these services, they will earn a fee equal to 2% of the value of any such transaction if additional equity is invested. In connection with the Triangle Ice acquisition, Trimaran and BSMB received fees totaling $1.3 million. In addition, the annual monitoring and management services fee will be increased in connection with acquisitions by an amount equal to 1% of the trailing twelve-month pro forma EBITDA (as defined in the Monitoring Agreement) of acquired businesses. Trimaran and BSMB collectively earned monitoring and management services fees of $0.6 million and $0.2 million during the year ended December 31, 2004 and the period from May 8, 2003 through December 31, 2003, respectively.

        Certain participants in the Trimaran investment program are affiliated with Canadian Imperial Bank of Commerce and BSMB is affiliated with Bear Stearns Corporate Lending, Inc., who are both lenders to the Credit Facility (see Note 8).

        Reddy Holdings issued 34,500 shares of restricted common stock and 250 shares of preferred stock valued at an aggregate $0.5 million at the time of issuance to certain members of the Predecessor's senior management on August 14, 2003. The shares vest on the third anniversary of the closing of the merger provided that the grantees are still employed by Reddy Holdings. Compensation expense is being recognized through the amortization of unearned compensation over the three-year life of the grant. In connection with the redemption of the Series A preferred stock in October 2004, the restrictions on all of the restricted preferred stock were lifted and the related unearned compensation was fully recognized.

        At closing of the merger in August 2003, certain members of the Predecessor's senior management group received a financing fee totaling $0.1 million. In connection with the acquisition of Triangle Ice in November 2003, certain members of the Company's senior management group received a transaction fee totaling $26,000.

        In connection with the issuance of the 10 1/2% Discount Notes, the redemption of Reddy Holdings' Series A preferred stock and the payment of a common dividend (see Note 11), certain members of management and certain directors received a special transaction payment totaling $1.2 million.

14.    COMMITMENTS AND CONTINGENCIES

        The Company has an agreement to purchase the bagging component of the Ice Factory from an exclusive manufacturer until a minimum of 3,600 components are purchased; however, the agreement does not require the Company to purchase 3,600 components. Since the inception of this agreement, the Company has purchased approximately 3,070 components. There were no expenditures under this agreement in 2004 and 2003. Expenditures totaled $0.4 million in 2002.

        The Company has leased certain facilities and equipment. Under these and other operating leases, future minimum annual rentals at December 31, 2004 are approximately $9.1 million in 2005, $8.0 million in 2006, $6.0 million in 2007, $4.1 million in 2008, $2.8 million in 2009 and $4.5 million thereafter. Rent expense was $9.4 million and $3.2 million in the year ended December 31, 2004 and the period from May 8, 2003 (Date of Inception) through December 31, 2003, respectively. Rent expense of the Predecessor was $7.5 million from January 1, 2003 through August 14, 2003 and $12.3 million in 2002.

        In June 1999, the Predecessor entered into an exclusive supply agreement with a merchandiser manufacturer (the "Supply Agreement") in which it committed to purchase 4,000 merchandisers and/or Ice Factory merchandisers and a minimum of $1.5 million of replacement parts per twelve-month period commencing June 1, 1999. Effective June 1, 2002, the Supply Agreement was amended to modify certain terms, which included extending the term of the Supply Agreement to May 31, 2012 and reducing the annual merchandiser and replacement parts commitments to 2,000 units and $0.75 million, respectively. The Company was in compliance with the amended Supply Agreement at May 31, 2004 and management believes the Company will be in compliance as of May 31, 2005.

        The Company is involved in various claims, lawsuits and proceedings arising in the ordinary course of business. There are uncertainties inherent in the ultimate outcome of such matters and it is impossible to presently determine the ultimate costs that may be incurred. Other than the lawsuit described below, management believes the resolution of such uncertainties and the incurrence of such costs will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

        The Company is a party to a lawsuit in connection with an ammonia release at its Baton Rouge, Louisiana manufacturing facility in June 2001. The case, which is a consolidation of seven lawsuits, is titled Wallace Acey, Jr. et al vs. Reddy Ice Corporation. This lawsuit was filed August 30, 2001 in the 19th Judicial District Court, Parish of East Baton Rouge, Louisiana. The plaintiffs, which have been certified as a class, have alleged injuries primarily consisting of inconvenience, watery eyes and offensive odors. A settlement with the class was approved by the court on January 25, 2005 and is currently in a mandatory appeal period. Unless appealed by the plaintiffs, the settlement will be finalized upon expiration of the appeal period in April 2005. The Company's insurance carrier will pay the majority of the settlement and related legal fees. The Company has recognized $150,000 of costs in its 2004 results related to its obligation under the settlement. Management does not believe that the final resolution of the litigation will have a material impact on its business, financial condition or results of operation in 2005.

15.    SEGMENT INFORMATION

        The Company has two reportable segments: (1) ice products and (2) non-ice products and services. Ice products include the manufacture and distribution of packaged ice products through traditional ice manufacturing and delivery and the Ice Factory, which is a proprietary machine that produces, packages, stores and merchandises ice at the point of sale through an automated, self-contained system. Non-ice products and services include refrigerated warehouses services and the manufacturing and distribution of bottled water.

        The accounting policies of the segments are the same as those described in Note 2. The Company evaluates performance of each segment based on earnings before interest, taxes, depreciation, amortization, gain or loss on disposition of assets, impairment of assets, gain on extinguishment of debt and the cumulative effect of changes in accounting principles ("Segment EBITDA"). Segment assets are not a factor in the evaluation of performance. There were no intersegment sales during any of the periods presented below.

        As discussed in Note 18, the Company has restated its historical statements of operations to reclassify the portion of depreciation expense related to cost of sales from "depreciation and amortization expense" to "depreciation expense related to cost of sales", which is included in the calculation of gross profit. In the presentation of Segment EBITDA below for the period from May 8, 2003 (Date of Inception) to December 31, 2003 (Successor), the period from January 1, 2003 through August 14, 2003 (Predecessor) and the year ended December 31, 2002 (Predecessor), gross profit has been removed and cost of sales (excluding depreciation) has been included in order to calculate Segment EBITDA.

        Segment information for the Company for the year ended December 31, 2004 is as follows:

	Successor
	Ice	Non-Ice	Total
	(in thousands)
Revenues	$268,319	$17,408	$285,727
Cost of sales (excluding depreciation)	162,811	10,255	173,066
Operating expenses	35,040	1,888	36,928
Other income, net	—	—	—

Segment EBITDA	$70,468	$5,265	$75,733

Total assets	$554,947	$33,673	$588,620

        Segment information for the Company for the period from May 8, 2003 (Date of Inception) to December 31, 2003 (as restated, see Note 18) is as follows:

	Successor
	Ice	Non-Ice	Total
	(in thousands)
Revenues	$79,954	$6,965	$86,919
Cost of sales (excluding depreciation)	48,867	3,865	52,732
Operating expenses	12,509	921	13,430
Other income, net	—	—	—

Segment EBITDA	$18,578	$2,179	$20,757

Total assets	$580,331	$34,005	$614,336

        Segment information for the Predecessor for the period from January 1, 2003 to August 14, 2003 and for the year ended December 31, 2002 is as follows:

        For the period January 1 through August 14, 2003 (as restated, see Note 18):

	Predecessor
	Ice	Non-Ice	Total
	(in thousands)
Revenues	$139,618	$11,651	$151,269
Cost of sales (excluding depreciation)	84,384	7,258	91,642
Operating expenses	17,051	1,547	18,598
Other income, net	108	8	116

Segment EBITDA	$38,291	$2,854	$41,145

Total assets	$333,283	$25,703	$358,986

        For the year ended December 31, 2002 (as restated, see Note 18):

	Predecessor
	Ice	Non-Ice	Total
	(in thousands)
Revenues	$216,654	$19,006	$235,660
Cost of sales (excluding depreciation)	131,592	13,260	144,852
Operating expenses	31,127	2,612	33,739
Other income (loss), net	164	(3)	161

Segment EBITDA	$54,099	$3,131	$57,230

Total assets	$321,578	$25,995	$347,573

        A reconciliation of Segment EBITDA to net income (loss) for the year ended December 31, 2004, the period from May 8, 2003 (Date of Inception) to December 31, 2003, the period from January 1, 2003 to August 14, 2003 and the year ended December 31, 2002 is as follows:

	Successor		Predecessor
	Year Ended December 31, 2004	May 8, 2003 (Date of Inception) to December 31, 2003	January 1 to August 14, 2003	Year Ended December 31, 2002

	(in thousands)
Segment EBITDA	$75,733	$20,757	$41,145	$57,230
Depreciation expense related to cost of sales	(17,850)	(5,883)	(10,881)	(18,567)
Depreciation and amortization expense	(5,335)	(1,733)	(3,647)	(6,137)
Gain (loss) on disposition of assets	(398)	—	11	(4,345)
Impairment of assets	—	—	—	(7,363)
Gain on extinguishment of debt	—	—	—	2,494
Interest expense	(25,105)	(10,370)	(21,063)	(34,870)
Income tax expense	(10,494)	(1,053)	—	—
Cumulative effect of change in accounting principle	—	—	—	(73,230)

Net income (loss)	$16,551	$1,718	$5,565	$(84,788)

16.    QUARTERLY INFORMATION (UNAUDITED)

        The following table summarizes the unaudited quarterly information for the year ended December 31, 2004, the period from May 8, 2003 (Date of Inception) to December 31, 2003, the period from January 1, 2003 to August 14, 2003 and the year ended December 31, 2002. In the opinion of management, all adjustments necessary for a fair presentation of the unaudited results for the periods are included.

        As discussed in Note 18, the Company has restated its historical statements of operations to reclassify the portion of depreciation expense related to cost of sales from "depreciation and amortization expense" to "depreciation expense related to cost of sales", which is included in the calculation of gross profit. Therefore, gross profit has been reduced for each of the first three quarters in the year ended December 31, 2004 and for each of the quarterly periods within the period from May 8, 2003 (Date of Inception) to December 31, 2003 (Successor), the period from January 1, 2003 through August 14, 2003 (Predecessor) and the year ended December 31, 2002 (Predecessor) as compared to those amounts as previously reported.

        For the year ended December 31, 2004:

	Successor
	1st	2nd	3rd	4th	Year
	(in thousands)
Revenues	$37,380	$88,529	$106,507	$53,311	$285,727
Gross profit—As previously reported	8,872	38,680	47,817	—	—
Gross profit—As restated	4,372	34,054	43,091	13,294	94,811
Net income (loss) available to common stockholders before cumulative effect of change in accounting principle	(14,789)	12,164	13,233	(4,640)	5,968
Net income (loss) available to common stockholders	(14,789)	12,164	13,233	(4,640)	5,968

        For the period from May 8, 2003 (Date of Inception) through December 31, 2003 (as restated, see Note 18):

	Successor
	1st	2nd	3rd	4th	Year
	(in thousands)
Revenues	$—	$—	$38,641	$48,278	$86,919
Gross profit—As previously reported	—	—	17,118	17,069	34,187
Gross profit—As restated	—	—	15,283	13,021	28,304
Net income (loss) available to common stockholders before cumulative effect of change in accounting principle	—	—	5,358	(8,071)	(2,713)
Net income (loss) available to common stockholders	—	—	5,358	(8,071)	(2,713)

        For the period from January 1, 2003 through August 14, 2003 (as restated, see Note 18):

	Predecessor
	1st	2nd	3rd	4th	Year
	(in thousands)
Revenues	$32,567	$70,749	$47,953	$—	$151,269
Gross profit—As previously reported	6,776	30,229	22,622	—	59,627
Gross profit—As restated	2,463	25,787	20,496	—	48,746
Net income (loss) available to common stockholders before cumulative effect of change in accounting principle	(15,714)	7,455	11,258	—	2,999
Net income (loss) available to common stockholders	(15,714)	7,455	11,258	—	2,999

        For the year ended December 31, 2002 (as restated, see Note 18):

	Predecessor
	1st	2nd	3rd	4th	Year
	(in thousands)
Revenues	$32,780	$73,459	$86,452	$42,969	$235,660
Gross profit—As previously reported	6,627	32,373	38,035	13,773	90,808
Gross profit—As restated	1,726	27,482	33,588	9,445	72,241
Net income (loss) available to common stockholders before cumulative effect of change in accounting principle	(17,191)	8,154	13,353	(19,684)	(15,368)
Net income (loss) available to common stockholders	(90,421)	8,154	13,353	(19,684)	(88,598)

17.    SUBSEQUENT EVENTS

        On February 11, 2005, the Company filed a registration statement on Form S-1 with the SEC for a proposed initial public offering ("IPO") of its common stock. A portion of the shares will be sold by the Company and a portion will be sold by certain of the Company's stockholders. The number of shares to be offered and the price range for the offering have not yet been determined.

        In connection with the IPO, the Company also indicated its intention to secure a new bank credit facility. This new credit facility is currently being negotiated and will be contingent upon the closing of the IPO. In addition to paying fees and expenses, the proceeds of the new bank credit facility, along with proceeds from the IPO, will be used to repay the existing Credit Facility and repurchase the Company's existing 8 7/8% Senior Subordinated Notes. On March 22, 2005, the Company launched a tender offer for its 8 7/8% Senior Subordinated Notes at a price equal to the sum of (i) $381.06 plus (ii) 65% of the fixed spread price. The fixed spread price is equal to the present value of all future cash flows on the 8 7/8% Senior Subordinated Notes to August 1, 2007 (the first date on which the 8 7/8% Senior Subordinated Notes are redeemable in accordance with the terms on the indenture) minus accrued and unpaid interest up to, but not including, the repurchase date of the 8 7/8% Senior Subordinated Notes. The discount rate is calculated as the sum of (i) the yield on the 3.25% U.S. Treasury Note due August 15, 2007 based on the price of such security on April 6, 2005 plus (ii) 75 basis points. The completion of the tender is contingent upon the closing of the IPO.

        On March 17, 2005, certain employees exercised stock options to purchase 248,198 shares of the Company's common stock for an aggregate purchase price of $1.8 million.

18.    RESTATEMENT OF STATEMENTS OF OPERATIONS

        In the process of preparing its consolidated financial statements for the year ended December 31, 2004, and in responding to comments from the Securities and Exchange Commission ("SEC") on the Company's Registration Statement on Form S-1 relating to the Company's contemplated initial public offering of common stock, the Company determined that its presentation of "cost of sales" and "gross profit", as previously reported, was not consistent with accounting principles generally accepted in the United States of America.

        Historically, the Company has not included depreciation expense related to cost of sales as a component of cost of sales and therefore had excluded it from gross profit calculations. The exclusion of such depreciation from the calculation of gross profit is inconsistent with SEC Staff Accounting Bulletin Topic 11:B, "Depreciation and Depletion Excluded from Cost of Sales". Consistent with presentations of other companies in related industries, the Company is adding the caption "depreciation expense related to cost of sales" above "gross profit" in its consolidated statements of operations. In addition, the Company is renaming the caption "cost of sales" to "cost of sales (excluding depreciation)" to clarify that depreciation expense attributable to cost of sales is not included in that caption. The Company has restated the accompanying consolidated statements of operations for the period May 8, 2003 (Date of Inception) to December 31, 2003 (Successor), the period January 1, 2003 through August 14, 2003 (Predecessor) and the year ended December 31, 2002 (Predecessor) to reclassify $5.9 million, $10.9 million and $18.6 million, respectively, from "depreciation and amortization expense" to "depreciation expense related to cost of sales", which will have the effect of reducing gross profit, but which will not have any effect on income from operations or net income (loss). This restatement does not affect the Company's historical consolidated balance sheets or consolidated statements of cash flows.

REDDY ICE HOLDINGS, INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED BALANCE SHEET
(Unaudited)
(in thousands, except share amounts)

ASSETS

June 30, 2005
CURRENT ASSETS:
Cash and cash equivalents	$3,527
Accounts receivable, net	43,740
Inventories	11,334
Prepaid expenses	2,935
Assets held for sale	447
Deferred tax assets	2,174

Total current assets	64,157
PROPERTY AND EQUIPMENT, net	234,787
GOODWILL	214,723
OTHER INTANGIBLE ASSETS, net	89,478
OTHER ASSETS	10

TOTAL	$603,155

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term obligations	$1,868
Notes payable	53
Revolving credit facility	20,000
Accounts payable	21,428
Accrued expenses	16,454

Total current liabilities	59,803
LONG-TERM OBLIGATIONS	428,873
DEFERRED TAX LIABILITIES, net	33,363
COMMITMENTS AND CONTINGENCIES (Note 9)	—
STOCKHOLDERS' EQUITY:
Common stock: $0.01 par value; 75,000,000 shares authorized; 13,934,348 shares issued and outstanding at June 30, 2005	139
Additional paid-in capital	93,001
Unearned compensation	(93)
Accumulated deficit	(11,931)

Total stockholders' equity	81,116

TOTAL	$603,155

See notes to condensed consolidated financial statements.

REDDY ICE HOLDINGS, INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(in thousands, except per share amounts)

	Six Months Ended June 30,
	2005	2004
		(as restated, see Note 13)
Revenues	$132,367	$125,909
Cost of sales (excluding depreciation)	84,778	78,357
Depreciation expense related to cost of sales	9,475	9,126

Gross profit	38,114	38,426
Operating expenses	18,134	17,097
Depreciation and amortization expense	2,867	2,152
Loss on dispositions of assets	187	—
Impairment of assets	5,725	—

Income from operations	11,201	19,177
Interest expense	19,137	13,246

Income (loss) before income taxes	(7,936)	5,931
Income tax benefit (expense)	3,151	(2,254)

Net income (loss)	(4,785)	3,677
Preferred dividends	—	6,302

Net loss available to common stockholders	$(4,785)	$(2,625)

Basic and diluted net loss per share:
Net loss available to common stockholders	$(0.35)	$(0.19)

Weighted average common shares outstanding	13,832	13,669

See notes to condensed consolidated financial statements.

REDDY ICE HOLDINGS, INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Unaudited)
(in thousands)

	Common Stock
	Number of Shares	Par Value	Additional Paid-In Capital	Unearned Compensation	Accumulated Deficit	Total
Balance at January 1, 2005	13,686	$137	$90,077	$(135)	$(7,146)	$82,933
Amortization of unearned compensation	—	—	—	42	—	42
Compensation expense related to stock options	—	—	527	—	—	527
Exercise of stock options	248	2	1,797	—	—	1,799
Tax benefit of stock option exercises	—	—	600	—	—	600
Net loss	—	—	—	—	(4,785)	(4,785)

Balance at June 30, 2005	13,934	$139	$93,001	$(93)	$(11,931)	$81,116

See notes to condensed consolidated financial statements.

REDDY ICE HOLDINGS, INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands)

	Six Months Ended June 30,
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(4,785)	$3,677
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	12,342	11,278
Amortization of debt issue costs and debt discounts	6,838	1,198
Loss on dispositions of assets	187	—
Impairment of assets	5,725	—
Stock-based compensation expense	569	84
Deferred taxes	(3,751)	2,254
Tax benefit of stock option exercises	600	—
Change in assets and liabilities, net of the effects of acquisitions:
Accounts receivable, inventory and prepaid expenses	(23,974)	(23,630)
Accounts payable, accrued expenses and other	6,469	6,103

Net cash provided by operating activities	220	964

CASH FLOWS FROM INVESTING ACTIVITIES:
Property and equipment additions	(11,636)	(7,956)
Proceeds from dispositions of property and equipment	441	2,183
Cost of acquisitions	—	(5,270)

Net cash used in investing activities	(11,195)	(11,043)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the exercise of employee stock options	1,799	—
Deferred debt costs	—	(485)
Borrowings under the credit facility, net	14,550	5,250
Repayment of long-term obligations	(6,325)	(932)

Net cash provided by financing activities	10,024	3,833

NET DECREASE IN CASH AND CASH EQUIVALENTS	(951)	(6,246)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	4,478	12,801

CASH AND CASH EQUIVALENTS, END OF PERIOD	$3,527	$6,555

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash payments for interest	$12,127	$12,309

Borrowings under the credit facility	$44,500	$32,850

Repayments on the credit facility	$(29,950)	$(27,600)

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND
FINANCING ACTIVITIES:
Issuance of notes payable	$88	$—

Change in fair value of derivative liability	$—	$(1,420)

Accretion of preferred dividends	$—	$6,302

See notes to condensed consolidated financial statements.

REDDY ICE HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
FOR THE SIX MONTHS ENDED JUNE 30, 2005 AND 2004

1.    General

        The condensed consolidated financial statements of Reddy Ice Holdings, Inc. and its wholly owned subsidiary (together, the "Company") included herein are unaudited. These financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). As applicable under the SEC's regulations, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. All significant intercompany balances and transactions have been eliminated upon consolidation, and all adjustments which, in the opinion of management, are necessary for a fair presentation of the financial position, results of operations and cash flows for the periods covered have been made and are of a normal and recurring nature. The financial statements included herein should be read in conjunction with the consolidated financial statements and the related notes thereto included in the Company's annual report on Form 10-K for the year ended December 31, 2004. Operating results for the six months ended June 30, 2005 are not necessarily indicative of the results to be achieved for the full year.

        Reddy Ice Holdings, Inc., a Delaware corporation ("Reddy Holdings"), and its wholly owned subsidiary, Cube Acquisition Corp. ("Cube"), a Texas corporation, were formed on behalf of Trimaran Fund Management LLC ("Trimaran") and Bear Stearns Merchant Banking ("Bear Stearns") on May 8, 2003 for the purpose of acquiring Packaged Ice, Inc. ("Packaged Ice") and effecting certain capital transactions in connection with such acquisition. On August 15, 2003, Cube merged with and into Packaged Ice, with Packaged Ice being the surviving corporation. As a result of the merger, Packaged Ice was delisted from the American Stock Exchange. Reddy Holdings and Cube conducted no operations during the period from May 8, 2003 through August 14, 2003. In connection with the merger, Packaged Ice was renamed Reddy Ice Group, Inc. ("Reddy Group"). Reddy Holdings and its wholly owned subsidiary Reddy Group are referred to collectively herein as the "Company".

        The Company manufactures and distributes packaged ice products and bottled water and owns and operates refrigerated warehouses. The Company is the largest manufacturer of packaged ice products in the United States. The Company serves approximately 82,000 customer locations in 31 states and the District of Columbia.

        On August 2, 2005, the Company effected a 138 for 1 stock split and, in conjunction therewith, amended and restated the Company's certificate of incorporation to increase the number of authorized shares of the Company's common stock and preferred stock. All common share and per common share amounts in these condensed consolidated financial statements have been retroactively adjusted for all periods presented to give effect to the stock split, including reclassifying an amount equal to the increase in par value from additional paid-in capital to common stock.

2.    Acquisitions

        During 2004, the Company purchased 11 ice companies at various dates throughout the year. The total acquisition consideration was $16.9 million, which included direct acquisition costs of $0.5 million. The total purchase price was allocated to the acquired assets and assumed liabilities based upon estimates of their respective fair values as of the closing dates using valuations and other studies. The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition (dollars in millions):

Total assets acquired	$6.1
Total liabilities assumed	1.8

Net assets acquired	$4.3

        The excess of the aggregate purchase price over the net assets acquired of $12.6 million was allocated to goodwill ($8.3 million) and other intangible assets ($4.3 million). Other intangible assets were comprised of customer lists, which are being amortized over useful lives of 15 to 30 years.

        The results of operations of the 2004 acquisitions are included in the Company's consolidated results of operations from the date of each acquisition, which ranged from March 1, 2004 to November 1, 2004. The following unaudited pro forma information presents the Company's consolidated results of operations for the six months ended June 30, 2004 as if the 2004 acquisitions had all occurred on January 1, 2004 (in thousands):

Pro forma revenues	$129,233
Pro forma net loss available to common stockholders	(2,423)

3.    Inventories

        Inventories contain raw materials, supplies and finished goods. Raw materials and supplies consist of ice packaging materials, spare parts, bottled water supplies and merchandiser parts. Finished goods consist of packaged ice and bottled water. Inventories are valued at the lower of cost or market and include overhead allocations. Cost is determined using the first-in, first-out and average cost methods.

June 30, 2005
(in thousands)
Raw materials and supplies	$9,243
Finished goods	2,091

Total	$11,334

        In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 151, "Inventory Costs—an amendment of ARB No. 43, Chapter 4". SFAS No. 151 seeks to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) in the determination of inventory carrying costs. The statement requires such costs to be treated as a current period expense. This statement is effective for fiscal years beginning after July 15, 2005. The Company is currently evaluating the effect this standard could have on its results of operations and financial position.

4.    Accrued Expenses

June 30, 2005
(in thousands)
Accrued compensation and employee benefits, including workers compensation insurance	$5,127
Accrued interest	5,730
Accrued property, sales and other taxes	1,768
Accrued utilities	1,654
Other accrued insurance	1,314
Other	861

Total	$16,454

5.    Revolving Credit Facility and Long-Term Obligations

        On July 17, 2003, Cube issued $152.0 million of 8 7/8% Senior Subordinated Notes due August 1, 2011 (the "Senior Subordinated Notes") in a private placement offering. The Senior Subordinated Notes were subsequently registered with the SEC. The Senior Subordinated Notes were sold at 99.297% of the stated principal amount, which resulted in gross proceeds of $150.9 million. Interest on the Senior Subordinated Notes is payable semiannually on February 1 and August 1, with such payments having commenced on February 1, 2004. The Senior Subordinated Notes are unsecured senior subordinated obligations of Reddy Group and are:

  •
  subordinated in right of payment to all of Reddy Group's existing and future senior indebtedness;

  •
  equal in right of payment with any of Reddy Group's existing and future senior subordinated indebtedness; and

  •
  senior in right of payment to any other of Reddy Group's future subordinated indebtedness, if any.

        The Senior Subordinated Notes include customary covenants that restrict, among other things, the ability to incur additional debt, pay dividends or make certain other restricted payments, incur liens, merge or sell all or substantially all of the assets, or enter into various transactions with affiliates. Prior to August 1, 2006, Reddy Group may redeem up to 35% of the principal amount of the Senior Subordinated Notes at a redemption price of 108.875% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption, with funds raised in specified equity offerings. On or after August 1, 2007, Reddy Group may redeem all or a portion of the Senior Subordinated Notes at a pre-determined redemption price plus any accrued interest. The redemption price, as a percentage of the outstanding principal amount, is 104.438% in 2007, 102.219% in 2008 and 100.000% in 2009 and subsequent years. If Reddy Group experiences a change of control and does not elect to redeem the outstanding Senior Subordinated Notes as previously described, Reddy Group will be required to make an offer to repurchase the Senior Subordinated Notes at a price equal to 101% of the outstanding principal amount plus accrued interest.

        The Senior Subordinated Notes are guaranteed, fully, jointly and severally, and unconditionally, on a senior subordinated basis by Reddy Holdings and all of Reddy Group's subsidiaries (the "Subsidiary Guarantors"). There are currently no restrictions on the ability of the Subsidiary Guarantors to transfer funds to Reddy Group in the form of cash dividends, loans or advances. Condensed consolidating financial statements for Reddy Holdings and its wholly-owned subsidiary are not presented as Reddy Holdings has no significant independent assets or operations. Condensed consolidating financial statements for Reddy Group and its subsidiaries, all of which are wholly owned, are not presented as Reddy Group has no significant independent assets or operations. Reddy Group has no subsidiaries that do not guarantee the Senior Subordinated Notes.

        On October 27, 2004, Reddy Holdings issued $151.0 million in aggregate principal amount at maturity of 10 1/2% Senior Discount Notes due 2012 (the "Discount Notes") in a private placement offering. The Discount Notes were sold at 66.333% of the stated principal amount, which resulted in gross proceeds of $100.2 million. Each Discount Note has an initial accreted value of $663.33 per $1,000 principal amount at maturity. The accreted value of each Discount Note will increase from the date of issuance until November 1, 2008 at a rate of 10 1/2% per annum such that the accreted value will equal the stated principal amount at maturity on November 1, 2008. Thereafter, cash interest will accrue and be payable semi-annually at a rate of 10 1/2% per annum.

        The Discount Notes are unsecured obligations of Reddy Holdings and are:

  •
  not guaranteed by any of Reddy Holdings' subsidiaries;

  •
  senior in right of payment to all of Reddy Holdings' future subordinated indebtedness;

  •
  equal in right of payment with any of Reddy Holdings' existing and future unsecured senior indebtedness;

  •
  effectively subordinated to Reddy Holdings' existing and future secured debt, including Reddy Holdings' guarantee of Reddy Group's senior credit facility; and

  •
  structurally subordinated to all obligations and preferred equity of Reddy Holdings' subsidiaries.

        The Discount Notes include customary covenants that restrict, among other things, the ability to incur additional debt or issue certain preferred stock, pay dividends or redeem, repurchase or retire our capital stock or subordinated indebtedness, make certain investments, incur liens, enter into arrangements that restrict dividends from our subsidiaries, merge or sell all or substantially all of the assets or enter into various transactions with affiliates. Prior to November 1, 2007, Reddy Holdings may redeem up to 35% of the principal amount of the Discount Notes at a redemption price of 110.5% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption, with funds raised in equity offerings that are specified in the indenture governing the Discount Notes. If a change of control occurs on or prior to November 1, 2007, Reddy Holdings may, at its option, redeem all, but not less than all, of the Discount Notes at a redemption price equal to the sum of (i) the accreted value of the notes as of the redemption date, (ii) a premium equal to 125% of one year's coupon payment and (iii) any accrued and unpaid interest to the date of redemption. If Reddy Holdings experiences a change of control and does not elect to make the optional redemption described in the previous sentence, Reddy Holdings will be required to make an offer to repurchase the Discount Notes at a price equal to 101% of their accreted value, plus accrued and unpaid interest, if any, to the date of purchase.

        The Discount Notes are subject to registration with the SEC pursuant to the Registration Rights Agreement (the "Rights Agreement") entered into at the time of issuance. Pursuant to the Rights Agreement, Reddy Holdings must, within 150 days after the issuance date, file a registration statement with the SEC to exchange the Discount Notes for new notes of Reddy Holdings having terms substantially identical in all material respects to the Discount Notes and to use its commercially reasonable efforts to cause the registration statement to be declared effective within 240 days after the issuance date. The 150th day following the issuance of the Discount Notes was March 26, 2005. Reddy Holdings did not file the required registration statement until April 6, 2005 and, as a result, incurred additional interest expense from March 26, 2005 to April 6, 2005 at an annual rate of 0.50%. The 240th day following the issuance of the Reddy Holdings notes was June 24, 2005 and, as a result of the registration statement not having been declared effective by the SEC on or prior to that date, Reddy Holdings began accruing additional interest on the Reddy Holdings notes from June 24, 2005. Such additional interest accrues at an annual rate of 0.50% for the first 90 days following such date, and accrues by additional 0.50% thereafter until such registration statement is declared effective.

        On August 15, 2003, Reddy Group entered into a $170 million senior secured credit facility, with the lenders being a syndicate of banks, financial institutions and other entities, including Credit Suisse First Boston as Administrative Agent, Canadian Imperial Bank of Commerce and Bear Stearns Corporate Lending, Inc. (the "Credit Facility"). The Credit Facility provides for a six-year term loan in the amount of $135 million (the "Original Term Loan") and a five-year revolving credit facility (the "Revolving Credit Facility") in the amount of $35 million. On November 6, 2003, the Credit Facility was amended to provide a Supplemental Term Loan (together with the Original Term Loan, referred to as the "Term Loans") in the amount of $45 million. The Supplemental Term Loan has substantially the same terms as the Original Term Loan.

        At June 30, 2005, the Company had $9.3 million of availability under the Revolving Credit Facility, which was net of outstanding standby letters of credit of $5.7 million. The standby letters of credit are used primarily to secure certain insurance obligations.

        Principal balances outstanding under the Credit Facility bear interest per annum, at Reddy Group's option, at the sum of the base rate plus the applicable margin or LIBOR plus the applicable margin. The base rate is defined as the greater of the prime rate (as announced from time to time by the Administrative Agent) or the federal funds rate plus 0.5%. The applicable margin is different for revolving and term loans and varies depending on Reddy Group's leverage ratio. On February 20, 2004, the Credit Facility was amended to reduce the applicable margin on term loans by 0.5%. At June 30, 2005, the weighted average interest rate of borrowings outstanding under the Credit Facility was 6.0%. Interest on base rate loans is payable on the last day of each quarter. Interest on LIBOR loans is payable upon maturity of the LIBOR loan or on the last day of the quarter if the term of the LIBOR loan exceeds 90 days. Reddy Group pays a quarterly fee on the average availability under the Revolving Credit Facility based on an annual rate of 0.5%.

        The Credit Facility requires that, beginning in 2004, Reddy Group will repay all borrowings under the Revolving Credit Facility and maintain a zero outstanding balance for a period of 30 consecutive calendar days during each year. This requirement has not yet been fulfilled for 2005. The Term Loans amortize in quarterly installments over a five-year period in an annual aggregate amount equal to 1% of the original balance, with any remaining unpaid balance to be repaid in the sixth year in equal, quarterly installments. Subject to certain conditions, mandatory repayments of the Revolving Credit Facility and Term Loans are required to be made with portions of the proceeds from (1) asset sales, (2) the issuance of debt securities (3) an initial public offering of stock of Reddy Holdings, and (4) insurance and condemnation awards. In the event of a change in control, as defined in the Credit Facility, all amounts outstanding will become due and payable immediately. Furthermore, within 100 days after close of the each fiscal year (beginning with the close of the 2004 fiscal year), a mandatory prepayment of the Term Loans is required in an amount equal to a certain percentage of Reddy Group's annual excess cash flow, as defined in the Credit Facility. The percentage is based on Reddy Group's leverage ratio at the end of such fiscal year and ranges from 25% to 75%. In connection with the offering of the Discount Notes discussed above, Reddy Group amended the Credit Facility on October 27, 2004 to permit certain related transactions (see Note 6). In addition to allowing those related transactions, the amendment modified the calculation of Reddy Group's excess cash flow for 2004 such that a mandatory prepayment based on Reddy Group's 2004 results was not required. On June 30, 2005, Reddy Group made a voluntary prepayment of the Term Loans in the amount of $5.0 million. Such prepayment will reduce Reddy Group's annual excess cash flow for 2005 and thereby reduce the mandatory prepayment required to be made in early 2006.

        The Credit Facility contains financial covenants which include limitations on capital expenditures and the maintenance of certain financial ratios, as defined in the Credit Facility, and is collateralized by substantially all of Reddy Group's assets and the capital stock of all of its significant subsidiaries. At June 30, 2005, Reddy Group was in compliance with these covenants.

        In connection with the proposed initial public offering ("IPO") of its common stock (see Note 6), the Company also indicated its intention to enter into a new bank credit facility. This new credit facility is currently being negotiated and will be contingent upon the closing of the IPO. In addition to paying fees and expenses, the proceeds of the new bank credit facility, along with proceeds from the IPO, will be used to repay the existing Credit Facility and repurchase the Company's existing Senior Subordinated Notes.

        On March 22, 2005, Reddy Group commenced a cash tender offer for any and all of its outstanding Senior Subordinated Notes. In connection with the tender offer, Reddy Group also solicited consents to amend the indenture governing the Senior Subordinated Notes to, among other things, eliminate substantially all of the restrictive covenants and certain events of default. The offer is subject to the satisfaction of certain conditions, including there being validly tendered and not validly withdrawn at least a majority of the aggregate principal amount of the Senior Subordinated Notes outstanding and Reddy Group having available funds sufficient to pay the aggregate total consideration to the holders of tendered notes from the anticipated proceeds of the borrowings under Reddy Group's new credit facilities and from the proposed initial public offering of Reddy Holdings' common stock.

        At June 30, 2005, long-term obligations consisted of the following:

June 30, 2005
(in thousands)
8 7/8% Senior Notes	$152,000
Less: Unamortized debt discount on 8 7/8% Senior Notes	(813)
10 1/2% Senior Discount Notes	151,000
Less: Unamortized debt discount on 10 1/2% Senior Discount Notes	(43,609)
Credit facility—term loans	171,850
Other	313

Total long-term obligations	430,741
Less: Current maturities	1,868

Long-term obligations, net	$428,873

6.    Capital Stock

        Common Stock.    Reddy Holdings is authorized to issue up to 75,000,000 shares of common stock, par value $0.01 per share. Holders of Reddy Holdings' common stock are entitled to one vote per share on all matters to be voted on by stockholders and are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors of Reddy Holdings. Upon any liquidation or dissolution of Reddy Holdings, the holders of common stock are entitled, subject to any preferential rights of the holders of preferred stock, to receive a pro rata share of all of the assets remaining available for distribution to stockholders after payment of all liabilities.

        On February 11, 2005, Reddy Holdings filed a registration statement on Form S-1 with the SEC for a proposed initial public offering of its common stock. A portion of the shares will be sold by Reddy Holdings and a portion will be sold by certain of Reddy Holdings' stockholders. The number of shares to be offered by Reddy Holdings and the selling stockholders are 6,911,765 and 3,288,235, respectively. The price range for the offering is expected to be between $16.00 and $18.00 per share. Amendments No. 1, 2 and 3 to the registration statement were filed on April 6, 2005, May 25, 2005 and July 26, 2005, respectively.

        On March 17, 2005, certain employees exercised stock options granted under the Reddy Ice Holdings, Inc. 2003 Stock Option Plan (the "Stock Option Plan") to purchase 248,198 shares of Reddy Holdings' common stock for an aggregate purchase price of approximately $1.8 million. As of June 30, 2005, 1,385,765 shares of common stock were reserved for issuance under the Stock Option Plan.

        Preferred Stock.    Reddy Holdings is authorized to issue up to 25,000,000 shares of $0.01 par value preferred stock. During 2003 and 2004, Reddy Holdings issued a total of 99,075 shares of Series A Cumulative Redeemable Preferred Stock ("Series A Preferred Stock"). The terms of the Series A Preferred Stock were set forth in a certificate of designation (the "Series A Preferred Stock Designation"). The liquidation preference per share of the Series A Preferred Stock was equal to the sum of (a) $1,000 plus (b) the amount of all accumulated but unpaid dividends on such shares. The holders of the outstanding shares of Series A Preferred Stock immediately preceding the dividend payment date were entitled to receive dividends, as declared by the Board of Directors, at a rate per annum equal to 12% of the liquidation amount per share. All dividends were cumulative, whether or not earned or declared, accruing on a daily basis from the issue date and were payable in cash quarterly in arrears on each dividend payment date commencing on November 15, 2003. If Reddy Holdings did not pay the cash dividends on a quarterly basis, all unpaid dividends were to be added to the liquidation amount in respect of such shares on each dividend payment date. Reddy Holdings had the ability to redeem the Series A Preferred Stock at its option in whole at any time or in part from time to time, subject to restrictions as defined in the Series A Preferred Stock Designation. Series A Preferred Stock holders were not entitled or permitted to vote on any matter upon which the holders of common stock are required or permitted to vote upon.

        On October 27, 2004, Reddy Holdings issued $151 million of its 10 1/2% Senior Discount Notes (see Note 5). Reddy Holdings used the net proceeds of the note offering, together with an approximately $28.4 million dividend from Reddy Group, to redeem all of Reddy Holdings' outstanding Series A Preferred Stock (99,175 shares) for an aggregate liquidation amount of $114.2 million and to pay a dividend of $10.4 million on its common stock. In connection with these events, Reddy Group made a special transaction payment of approximately $1.2 million in the aggregate to certain members of management and certain directors.

7.    Stock-Based Compensation

        At June 30, 2005, the Company had one stock-based employee compensation plan, the Reddy Ice Holdings, Inc. 2003 Stock Option Plan (the "Stock Option Plan"), under which stock options are granted from time to time. Effective January 1, 2005, the Company adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure". Under the provisions of SFAS No. 148, the Company selected the modified prospective method of adoption and therefore began recognizing stock-based employee compensation cost related to the Stock Option Plan beginning January 1, 2005, as if the fair value based accounting method had been used to account for all employee awards granted, modified, or settled since the inception of the Stock Option Plan on August 15, 2003. The Company has also recorded stock-based compensation expense related to the issuance of restricted common and preferred stock since the date of grant of August 15, 2003.

        Through December 31, 2004, the Company accounted for the Stock Option Plan under the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based employee compensation cost is reflected in net income (loss) available to common stockholders for the six months ended June 30, 2004. The following table illustrates the effect on the net income (loss) available to common stockholders and basic and diluted earnings per share for the six months ended June 30, 2004 as if the Company had applied the fair value recognition provisions of stock-based compensation as described in SFAS No. 123, as amended by SFAS 148.

Six Months Ended June 30, 2004
(in thousands, except per share amounts)
Net loss available to common stockholders, as reported	$(2,625)
Add: Employee stock-based compensation expense included in reported net loss available to common stockholders, net of tax	51
Less: Total stock-based compensation expense determined under fair value based methods for all awards, net of tax	(362)

Pro forma net loss available to common stockholders	$(2,936)

Basic and diluted net loss per share:
As reported	$(0.19)

Pro forma	(0.21)

        In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment", which establishes accounting standards for all transactions in which an entity exchanges its equity instruments for goods and services. SFAS No. 123(R) focuses primarily on accounting for transactions with employees, and carries forward without change prior guidance for share-based payments for transactions with non-employees.

        SFAS No. 123(R) eliminates the intrinsic value measurement objective in APB Opinion 25 and generally requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant. The standard requires grant date fair value to be estimated using either an option-pricing model which is consistent with the terms of the award or a market observed price, if such a price exists. Such cost must be recognized over the period during which an employee is required to provide service in exchange for the award, which is usually the vesting period. The standard also requires the Company to estimate the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur.

        The Company is required to apply SFAS No. 123(R) to all awards granted, modified or settled on or after the first day of the next fiscal year beginning after June 15, 2005. SFAS No. 123(R) also requires the use of either the "modified prospective method" or the "modified retrospective method." Under the modified prospective method, compensation cost is recognized for all awards granted after adoption of the standard and for the unvested portion of previously granted awards that are outstanding on that date. Under the modified retrospective method, previously issued financial statements must be restated to recognize the expense amounts previously calculated and reported on a pro forma basis, as if the prior standard had been adopted. Under both methods, either the straight line or an accelerated method may be used to amortize the compensation cost associated with awards with graded vesting. The standard permits and encourages early adoption.

        The Company plans to adopt SFAS No. 123(R) on January 1, 2006 using the modified prospective method. Management does not believe that the adoption of this standard will have a material effect on the Company's results of operations or financial position.

8.    Income Taxes

        The Company's effective tax rate differs from the federal statutory income tax rate of 35% due to state income taxes and the effect of permanent differences, primarily the non-deductible portion of the interest expense recognized on the 10 1/2% Senior Discount Notes.

9.    Commitments and Contingencies

        The Company is involved in various claims, lawsuits and proceedings arising in the ordinary course of business. There are uncertainties inherent in the ultimate outcome of such matters and it is impossible to presently determine the ultimate costs that may be incurred. Other than those lawsuits described below, management believes the resolution of such uncertainties and the incurrence of such costs will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

        The Company is involved in litigation in connection with an ammonia release at its Baton Rouge, Louisiana manufacturing facility in June 2001. The case, which is a consolidation of seven lawsuits, was titled Wallace Acey, Jr., et al vs. Reddy Ice Corporation, is pending in the 19th Judicial District Court, Parish of East Baton Rouge, Louisiana. The plaintiffs, which were certified as a settlement class, have alleged injuries primarily consisting of inconvenience, watery eyes and offensive odors. No specific amount of damages was specified in the action. The fairness of the settlement was approved by the court on January 25, 2005. Management believes the settlement will be finalized during 2005. The Company recognized $150,000 of expense in its 2004 results related to its obligation under the settlement. Management does not believe that the final resolution of this litigation will have a material impact on the Company's business, financial condition or results of operations.

10.    Segment Information

        The Company has two reportable segments: (1) ice products and (2) non-ice products and services. Ice products include the manufacture and distribution of packaged ice products through traditional ice manufacturing and delivery and The Ice Factory®, which is a proprietary machine that produces, packages, stores and merchandises ice at the point of sale through an automated, self-contained system. Non-ice products and services include refrigerated warehouses and the manufacturing and distribution of bottled water.

        The Company evaluates performance of each segment based on earnings before interest, taxes, depreciation, amortization, gain or loss on disposition of assets, impairment of assets, gain on extinguishment of debt and the cumulative effect of changes in accounting principles ("Segment EBITDA"). Segment assets are not a factor in the evaluation of performance. There were no intersegment sales during the six months ended June 30, 2005 and 2004.

        Segment information for the six months ended June 30, 2005 and 2004 was as follows:

	Six Months Ended June 30, 2005			Six Months Ended June 30, 2004
	Ice	Non-Ice	Total	Ice	Non-Ice	Total
				(as restated, see Note 13)
	(in thousands)
Revenues	$125,576	$6,791	$132,367	$117,522	$8,387	$125,909
Cost of sales (excluding depreciation)	80,372	4,406	84,778	73,580	4,777	78,357
Operating expenses	17,164	970	18,134	16,203	894	17,097

Segment EBITDA	$28,040	$1,415	$29,455	$27,739	$2,716	$30,455

Total assets	$575,874	$27,281	$603,155	$595,443	$33,515	$628,958

        The reconciliation of Segment EBITDA to net income (loss) for the six month periods ended June 30, 2005 and 2004 was as follows:

	Six Months Ended June 30,
	2005	2004
		(as restated, see Note 13)
	(in thousands)
Segment EBITDA	$29,455	$30,455
Loss on dispositions of assets	(187)	—
Depreciation expense related to cost of sales	(9,475)	(9,126)
Depreciation and amortization expense	(2,867)	(2,152)
Impairment of assets	(5,725)	—
Interest expense	(19,137)	(13,246)
Income tax benefit (expense)	3,151	(2,254)

Net income (loss)	$(4,785)	$3,677

11.    Impairment of Assets

        Due to the significant reduction in cold storage sales volumes related to a particular customer, the Company evaluated the goodwill recorded in the cold storage portion of its non-ice business segment in accordance with SFAS No. 142, "Goodwill and Other Intangibles" as of June 30, 2005. The goodwill was valued using a market valuation approach based on valuations of comparable businesses, multiples of earnings of comparable businesses and discounted cash flows. As a result of such evaluation, the Company recorded a non-cash impairment charge of $5.7 million during the three months ended June 30, 2005.

12.    Subsequent Event

        On July 19, 2005, Reddy Holdings commenced a consent solicitation for the primary purpose of amending the definition of the term "Consolidated Net Income" in the indenture governing the Discount Notes in order to exclude certain one-time costs and expenses associated with Reddy Holdings' proposed initial public offering of its common stock (see Note 6). Reddy Holdings received the requisite consents from registered holders of the Discount Notes on

July 28, 2005. The payment of the $1.3 million consent fee is contingent upon the closing of the proposed initial public offering of Reddy Holdings' common stock.

13.    Restatement of Condensed Consolidated Statement of Operations

        In the process of preparing its consolidated financial statements for the year ended December 31, 2004, and in responding to comments from the SEC on the Company's Registration Statement on Form S-1 relating to the Company's contemplated initial public offering of common stock (see Note 6), the Company determined that its presentation of "cost of sales" and "gross profit", as previously reported, was not consistent with accounting principles generally accepted in the United States of America.

        Historically, the Company did not include depreciation expense related to cost of sales as a component of cost of sales and therefore had excluded it from gross profit calculations. Consistent with presentations of other companies in related industries, the Company added the caption "depreciation expense related to cost of sales" above "gross profit" in its consolidated statements of operations. In addition, the Company renamed the caption "cost of sales" to "cost of sales (excluding depreciation)" to clarify that depreciation expense attributable to cost of sales is not included in that caption. The Company has restated the accompanying consolidated statements of operations for the six months ended June 30, 2004 to reclassify $9.1 million from "depreciation and amortization expense" to "depreciation expense related to cost of sales", which had the effect of reducing gross profit, but did not have any effect on income from operations or net income (loss). This restatement did not affect the Company's historical consolidated balance sheets or consolidated statements of cash flows.

Multiple Distribution Service Offerings

Reddy ice
Reddy ice
7 Lbs.

...through traditional manufacture and delivery...

Reddy ice
Reddy ice

Reddy ice
Reddy ice

We provide our customers with flexible delivery options utilizing our multi-state manufacturing and distribution network including 111 facilities and approximately 1,500 vehicles. Our product is sold from our company-owned merchandisers located at approximately 82,000 customer retail locations.

...and The Ice Factory® machines."

ICE

The Ice Factory® is our proprietary self-contained, automated system that manufactures, bags and stores ice at approximately 3,000 of our customers' high volume locations.

        No dealer, salesperson or any other person is authorized to give any information or to represent anything not contained in this Prospectus. You must not rely on any unauthorized information or representations. This Prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

10,200,000 Shares

Common Stock

PROSPECTUS

August 9, 2005

Bear, Stearns & Co. Inc.
Lehman Brothers
Credit Suisse First Boston

Goldman, Sachs & Co.
CIBC World Markets

QuickLinks

SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY AND RESTRICTIONS
CAPITALIZATION
DILUTION
UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
INDUSTRY OVERVIEW
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF INDEBTEDNESS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS
UNDERWRITING
VALIDITY OF THE COMMON STOCK
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REDDY ICE HOLDINGS, INC. AND SUBSIDIARY CONSOLIDATED BALANCE SHEETS
REDDY ICE HOLDINGS, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF OPERATIONS
REDDY ICE HOLDINGS, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (Continued)
REDDY ICE HOLDINGS, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF CASH FLOWS
REDDY ICE HOLDINGS, INC. AND SUBSIDIARY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
REDDY ICE HOLDINGS, INC. AND SUBSIDIARY CONDENSED CONSOLIDATED BALANCE SHEET (Unaudited) (in thousands, except share amounts)
REDDY ICE HOLDINGS, INC. AND SUBSIDIARY CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited) (in thousands, except per share amounts)
REDDY ICE HOLDINGS, INC. AND SUBSIDIARY CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (Unaudited) (in thousands)
REDDY ICE HOLDINGS, INC. AND SUBSIDIARY CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) (in thousands)